Form 20-F
period 2024-03-31
WNS (HOLDINGS) LTD
filed 2024-05-10
CIK 1356570

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2024
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
Gate 4, Godrej & Boyce Complex
Pirojshanagar, Vikhroli (W)
Mumbai 400 079, India
Malta House,
36-38
Piccadilly,
London W1J 0DP, United Kingdom
515 Madison Avenue, 8th Floor,
New York,
NY
10022, United States
(Addresses of principal executive offices)
Gopi Krishnan
General Counsel
Gate 4, Godrej & Boyce Complex
Pirojshanagar, Vikhroli (W)
Mumbai 400 079, India
(91-22)
4095-2100
gopi.krishnan@wns.com
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary share, par value 10 pence per share	WNS	The New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As at March 31, 2024, 45,684,145 ordinary shares, par value 10 pence per share, were issued and outstanding.
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

Ex-19.1 Insider Trading Policy

Ex-97.1 Policy for Recovery of Erroneously Awarded Compensation

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

•	future regulatory actions and conditions in our operating areas;

•	our ability to manage the impact of climate change on our business;

•	volatility of our share price;

•	the possibility of a resurgence of coronavirus disease 2019 (“COVID-19”) pandemic and related impact on our and our clients’ business, financial condition, results of operations and cash flows; and

•	our ability to transition to reporting on US domestic issuer forms and filing financial statements under US GAAP.

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

C. Reason for the Offer and the Use of Proceeds

Not applicable.

D. Risk Factors

This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this annual report. If any of the following risks actually occur, our business, financial condition, results of operations and cash flows could suffer and the trading price of our ordinary shares could decline.

Risks Related to Our Business

The global economic and geo-political conditions have been and continue to be challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, clients, employees, financial performance, results of operations and cash flows and the prices of our ordinary shares.

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

Economic factors, such as recessionary economic cycles, inflation, rising interest rates, fluctuations in foreign exchange rates, monetary tightening and volatility in the financial markets, have impacted, and may continue to impact, our business, financial condition and results of operations. The current global economic slowdown and the possibility of continued turbulence or uncertainty in the European, US, Asian and international financial markets and economies have adversely affected, and may continue to adversely affect, our and our clients’ liquidity and financial condition. Relatively high levels of inflation in the various geographies where we operate have resulted in increased supply costs, which in turn have impacted pricing and consumer demand. Although key policy rates across most of the sovereign Central Banks (CBs) have peaked, the gradual decline in inflation level but still relatively higher than the CB’s targeted level has derailed the cut in policy rate. The higher interest rates, coupled with tighter credit markets and relatively wider credit spreads, may increase our cost of borrowing and cause credit to become more limited, which could have a material adverse effect on not only on our financial condition, liquidity and cash flows, but also on our clients’ ability to use credit to purchase our services or to make timely payments to us. In addition, as a result of high debt levels, a number of countries have required and may continue to require additional financial support, sovereign credit ratings have declined and may continue to decline, and there may be default on the sovereign debt obligations of certain countries. Uncertainties remain regarding future central bank and other economic policies in the US and EU. Such uncertain macroeconomic conditions may further lead to increased volatility in the currency and financial markets globally. For example, the recent appreciation of the US dollar may have an unpredictable impact on our company in a number of ways, including the conversion of our operating results into our reporting currency, the US dollar. For further information, see “ Currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar, the Euro, the South African rand and the Philippine peso could have a material adverse effect on our results of operations.” In addition, volatility in the financial markets could have a material impact on the price of our ordinary shares. We cannot predict the trajectory of the recent economic slowdown or any subsequent economic recovery. If adverse macroeconomic conditions continue for a prolonged period of time or even worsen, our business, financial condition and results of operations will be adversely affected.

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

Geopolitical crises, such as war, political instability and terrorist attacks, could disrupt our operations. The prolonged conflict between Russia and Ukraine and the recent conflict between Israel and Hamas have led and could lead to significant market and other disruptions, including significant volatility in commodity prices, supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as increase in cyberattacks and espionage. We have operations in Poland and Romania, which border Ukraine and have been materially and adversely affected by inflation, particularly increases in energy and food prices, resulting from disrupted supplies from Russia and Ukraine. In addition, as a result of the ongoing military conflict, there has been a growing number of migrants in Poland and Romania. Such an influx of migrants could further exacerbate inflation in these two countries, thereby resulting in an upward pressure on wages, which could have a material adverse effect on our operations in these two countries. The length, impact and outcome of the ongoing military conflict in Ukraine are highly unpredictable. If the conflict continues or extends beyond Ukraine, it would continue to have a significant impact on the global economy and our operations in Poland and Romania.

Additionally, major political events, including the UK’s withdrawal from the EU in January 2020, commonly referred to as “Brexit,” has also created uncertainty for businesses such as ours that operate in these markets. While the UK and the EU have ratified a trade and cooperation agreement to govern their relationship after Brexit, the agreement merely sets forth a framework in many respects and requires additional bilateral negotiations between the UK and the EU as both parties continue to work on the rules for implementation. Significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal. Such terms could adversely affect the economic conditions in affected markets as well as the stability of the global financial markets, which in turn have had and may continue to have a material adverse effect on global economic conditions and financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. 24.2% of our revenues and 21.9% of our revenue less repair payments (non-GAAP) in fiscal 2024 and 25.4% of our revenues and 21.4% of our revenue less repair payments (non-GAAP) in fiscal 2023 were denominated in pound sterling. The extent and duration of the decline in the value of the pound sterling to the US dollar and other currencies is unknown at this time. A long-term reduction in the value of the pound sterling as a result of Brexit or otherwise could adversely impact our earnings growth rate and profitability. Although we believe that our hedging program is effective, there is no assurance that it will protect us against fluctuations in foreign currency exchange rates.

A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.

We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. In fiscal 2024 and 2023, our five largest clients accounted for 20.9% and 23.8% of our revenue and 21.6% and 25.0% of our revenue less repair payments (non-GAAP), respectively. In fiscal 2024 and 2023, our three largest clients accounted for 13.4% and 15.7% of our revenue and 13.8% and 16.6% of our revenue less repair payments (non-GAAP), respectively. In fiscal 2024, our largest client individually accounted for 4.9% and 5.1% of our revenue and revenue less repair payments (non-GAAP), respectively, as compared to 6.5% and 6.8% in fiscal 2023, respectively. Any loss of business from any major client could reduce our revenue and significantly harm our business.

For example, one of our top five customers by revenue contribution in fiscal 2024, which is in the HCLS SBU, served a termination notice on January 31, 2024. The customer accounted for 4.1%, 6.5% and 7.3% of our revenue and 4.2%, 6.8% and 7.9% of our revenue less repair payments (non-GAAP) in fiscal 2024, fiscal 2023 and fiscal 2022, respectively. This termination is effective July 1, 2024. Although the termination did not impact our revenue in fiscal 2024, we were required to perform an impairment assessment for the intangible asset recognized in relation to this client. Based on our assessment, we recorded an impairment charge of $30.9 million to our results of operations in fiscal 2024 on the aforementioned intangible asset.

In addition, the volume of work performed for specific clients is likely to vary from year to year, particularly since we may not be the exclusive outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in any subsequent year. For example, until fiscal 2018, Aviva Global Services (Management Services) Private Limited (“Aviva MS”) was our largest client and revenue from Aviva MS decreased from $54.5 million in fiscal 2017 to $51.9 million in fiscal 2018 to $50.1 million in fiscal 2019 and increased to $53.3 million in fiscal 2020. This decline in revenue of fiscal 2018 and 2019 was partially attributable in part to revised pricing terms and in part to a reduction of services due to automation performed by Aviva MS and the automation of certain services by WNS. We have derived, and we expect to continue to derive for the foreseeable future, a significant portion of our revenue from Aviva MS. Under our master services agreement with Aviva MS, Aviva MS is permitted to terminate the agreement without cause with 180 days’ notice upon payment of a termination fee. The loss of some or all of the business of any large client could have a material adverse effect on our business, results of operations, financial condition and cash flows. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable. For example, a client may demand price reductions, change its outsourcing strategy or move work in-house. A client may also be acquired by a company with a different outsourcing strategy that favors switching to another BPM service provider or returning work in-house.

Our revenue is highly dependent on clients concentrated in a few industries, as well as clients located primarily in the US, the UK, Europe and Australia. Economic slowdowns or factors that affect these industries or the economic environment in the US, the UK, Europe or Australia could reduce our revenue and seriously harm our business.

A substantial portion of our clients are concentrated in the insurance industry, healthcare industry and the travel and leisure industry. In fiscal 2024 and 2023, 27.3% and 26.8% of our revenue, respectively, and 25.1% and 22.9% of our revenue less repair payments (non-GAAP), respectively, was derived from clients in the insurance industry. During the same periods, clients in the travel and leisure industry contributed 16.1% and 16.9% of our revenue, respectively, and 16.6% and 17.9% of our revenue less repair payments (non-GAAP), respectively and clients in the healthcare industry contributed 13.4% and 15.7% of our revenue, respectively, and 13.8% and 16.6% of our revenue less repair payments (non-GAAP), respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes.

The current global macroeconomic and geo-political conditions have affected, and may continue to affect, both the industries in which our clients are concentrated and the geographies in which we do business. For more information, see “— The global economic and geo-political conditions have been and continue to be challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, clients, employees, financial performance, results of operations and cash flows and the prices of our ordinary shares.” Certain of our targeted industries are especially vulnerable to crises in the financial and credit markets and potential economic downturns. Our results of operations depend on, among other things, our ability to maintain and increase our sales volume with existing clients and to attract new clients. Any future global economic uncertainty, as a result of any global pandemic / epidemic, rising inflation, high interest rates or otherwise, may affect, the demand for our services across industries from our clients, depending on the ability of each client to cope with the effects of these developments, as well as the nature of each client’s industries, products and services. A downturn in any of our targeted industries, a slowdown or reversal of the trend to offshore business process outsourcing in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations. For instance, the ongoing military conflict between Russia and Ukraine, especially in the event of further escalation beyond the borders of Ukraine and potential cascading effects of the sanctions on Russia, and the conflict between Israel and Hamas could have a material adverse effect on global trade and travel. Our business has been, and we expect it will continue to be, impacted across industry verticals due to the Russia-Ukraine conflict.

In addition, any further weakening of or continuing uncertainty in worldwide economic and business conditions could result in a few of our clients reducing or postponing their outsourced business requirements. Additionally, our revenue is highly dependent on the economic environments in the US, the UK, Europe and Australia. In fiscal 2024 and 2023, 47.1% and 49.2% of our revenue, respectively, and 48.5% and 51.8% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in the US. During the same periods, 28.3% and 28.7% of our revenue, respectively, and 26.2% and 24.9% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in the UK, 8.3% and 7.1% of our revenue, respectively, and 8.5% and 7.4% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in Europe (excluding the UK), and 6.5% and 6.1% of our revenue, respectively, and 6.7% and 6.4% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in Australia. Any further weakening of or continuing uncertainty in the US, UK, European or Australian economy will likely have a further adverse impact on our revenue.

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

The average Indian rupee to US dollar exchange rate was approximately ₹82.77 per $1.00 in fiscal 2024, which represented a depreciation of the Indian rupee by an average of 3.0% as compared with the average exchange rate of approximately ₹80.33 per $1.00 in fiscal 2023, which in turn represented a depreciation of the Indian rupee by an average of 7.3% as compared with the average exchange rate of approximately ₹74.49 per $1.00 in fiscal 2022.

The average pound sterling to US dollar exchange rate was approximately £0.80 per $1.00 in fiscal 2024, which represented a appreciation of the pound sterling by an average of 4.2% as compared with the average exchange rate of approximately £0.83 per $1.00 in fiscal 2023, which in turn represented an depreciation of the pound sterling by an average of 11.8% as compared with the average exchange rate of approximately £0.73 per $1.00 in fiscal 2022.

The average Australian dollar to US dollar exchange rate was approximately A$1.52 per $1.00 in fiscal 2024, which represented a depreciation of the Australian dollar by an average of 4.0% as compared with the average exchange rate of approximately A$1.46 per $1.00 in fiscal 2023, which in turn represented an depreciation of the Australian dollar by an average of 7.3% as compared with the average exchange rate of approximately A$1.35 per $1.00 in fiscal 2022.

The average Euro to US dollar exchange rate was approximately €0.92 per $1.00 in fiscal 2024, which represented a appreciation of the Euro by an average of 4.1% as compared with the average exchange rate of approximately €0.96 per $1.00 in fiscal 2023, which in turn represented a depreciation of the Euro by an average of 10.4% as compared with the average exchange rate of approximately €$0.86 per $1.00 in fiscal 2022.

The average South African rand to US dollar exchange rate was approximately R18.73 per $1.00 in fiscal 2024, which represented a depreciation of the South African rand by an average of 10.3% as compared with the average exchange rate of approximately R16.98 per $1.00 in fiscal 2023, which in turn represented an depreciation of the South African rand by an average of 14.4% as compared with the average exchange rate of approximately R14.85 per $1.00 in fiscal 2022.

The average Philippine peso to US dollar exchange rate was approximately PHP 55.90 per $1.00 in fiscal 2024, which represented a depreciation of the Philippine peso by an average of 1.0% as compared with the average exchange rate of approximately PHP 55.32 per $1.00 in fiscal 2023, which in turn represented a depreciation of the Philippine peso by an average of 10.5% as compared with the average exchange rate of approximately PHP50.07 per $1.00 in fiscal 2022.

Our results of operations would be adversely affected if the Indian rupee appreciates significantly against the US dollar or if the pound sterling or the Australian dollar depreciates against the US dollar or, to a lesser extent, if the South African rand or the Philippine peso appreciates significantly against the US dollar.

For example, the depreciation of the Indian rupee, the Philippine peso and the South African rand and the appreciation of the pound sterling and the Euro against the US dollar in fiscal 2024 positively impacted our results of operations whereas the depreciation of the Australian dollar against the US dollar negatively impacted our results of operations.

The depreciation of the Indian rupee, the Philippine peso and the South African rand against the US dollar in fiscal 2023 positively impacted our results of operations whereas the depreciation of the pound sterling and the Australian dollar against the US dollar negatively impacted our results of operations during that year.

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

During the fourth quarter of fiscal 2020, Brexit had a negative impact on the insurance industry and applied downward pressure on the expected future performance of the WNS Auto Claims business, due to contract renegotiations and loss of certain clients. These factors, together with the highly uncertain operating environment in the UK, have negatively impacted and caused us to significantly reduce our financial projections and estimates of the WNS Auto Claims business from our previous estimates. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $4.1 million to our results of operations in fiscal 2020 for the remaining goodwill balance of our auto claims business.

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

We have operations in 13 countries and our corporate structure spans multiple jurisdictions. Further, we service clients across multiple geographic regions and multiple industries. We are required to comply with numerous, and sometimes conflicting and uncertain, laws and regulations including on matters relating to import/export controls, trade restrictions, taxation, immigration, internal disclosure and control obligations, securities regulation, anti-competition, data privacy and protection, anti-corruption, and employment and labor relations. In addition, we are required to obtain and maintain permits and licenses for the conduct of our business in various jurisdictions. Our clients’ business operations are also subject to numerous regulations in the jurisdiction in which they operate or that are applicable to their industry, and our clients may contractually require that we perform our services in compliance with regulations applicable to them or in a manner that will enable them to comply with such regulations. For example, regulations to which our and our clients’ business operations are subject include the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act and the California Consumer Privacy Act in the US, the Financial Services Act in the UK and the General Data Protection Regulation in the EU. Countries around the world, including those where we have business operations and where we service customers for our clients, have adopted or have proposed to adopt in the near future, comprehensive privacy and personal data protection laws, including the Protection of Personal Information Act (POPI) in South Africa and the upcoming Personal Data Protection Bill (PDPB) in India. EU regulators have also adopted revised standard contractual clauses that add requirements for transferring EU personal data to other jurisdictions, which may increase compliance and operational costs and legal risks and liabilities of that data transfer mechanism. In addition, our subsidiary, HealthHelp, administers programs offered by the Centers for Medicare & Medicaid Services, a United States federal agency that administers Medicare and Medicaid. Regulatory changes may result in our exiting certain parts of our business.

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

•	Sri Lanka was unable to import sufficient oil required for electricity generation due to a foreign exchange crisis since 2021 and experienced nationwide power cuts in fiscal 2023.

•

Poland and Romania had suffered disruption of gas and oil supplies from Russia since early 2022 as a result of the ongoing conflict between Ukraine and Russia. This had led to shortage of electricity generation as well as increased energy costs in the countries.

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

The threat of cyberattacks has increased and evolved in recent years, with companies across the world, including us, having experienced a significant increase in attempted malicious attacks. To date, although there has not been a cybersecurity attack that has had a material adverse effect on our operations, there can be no assurance that there will be no material adverse effect in the future. Rapid advancements and changes to the technological landscape may require us to make significant further investments in the domain of cybersecurity in order to protect our and our clients’ data and infrastructure. In addition, such advancements coupled with the rise in the sophisticated nature of cyber threats and attacks make it possible that certain threats or vulnerabilities may not be detected in time to prevent an attack on our or our clients’ business. On account of the interconnected nature of our business, there is an interdependency between our clients, business partners and our business to implement appropriate cybersecurity controls in order to mitigate cybersecurity risk. A failure of cybersecurity controls at our client or business partners could therefore result in a breach at our company.

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

India is a member of the Berne Convention, an international treaty for the protection of literary and artistic works, and has agreed to recognize protections of such rights conferred under the laws of other foreign countries, including the laws of the United States. There can be no assurance that the laws, rules, regulations and treaties in effect in the United States, India and the other jurisdictions in which we operate and the contractual and other protective measures we take, are adequate to protect us from misappropriation or unauthorized use of our intellectual property, or that such laws will not change. We may not be able to detect unauthorized use and take appropriate steps to enforce our rights, and any such steps may not be successful. Infringement by others of our intellectual property, including the costs of enforcing our intellectual property rights, may have a material adverse effect on our business, results of operations and financial condition.

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

The terms of our client contracts typically range from three to five years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts that will expire on or before March 31, 2025 (including work orders/statement of works that will expire on or before March 31, 2025) represented approximately 11.0% of our revenue and 11.3% of our revenue less repair payments (non-GAAP) from our clients in fiscal 2023. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue. Further, we may face difficulties in providing end-to-end business solutions or delivering complex, large or unique projects for our clients that could cause clients to terminate or not renew their contracts with us, which in turn could harm our business and our reputation.

For example, one of our top five customers by revenue contribution in fiscal 2024, which is in the HCLS SBU, served a termination notice on January 31, 2024. The customer accounted for 4.1%, 6.5% and 7.3% of our revenue and 4.2%, 6.8% and 7.9% of our revenue less repair payments (non-GAAP) in fiscal 2024, fiscal 2023 and fiscal 2022, respectively. This termination is effective July 1, 2024. Although the termination did not impact our revenue in fiscal 2024, we were required to perform an impairment assessment for the intangible asset recognized in relation to this client. Based on our assessment, we recorded an impairment charge of $30.9 million to our results of operations in fiscal 2024 on the aforementioned intangible asset.

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

We have based our strategy of future growth on certain assumptions regarding our industry, services, and future demand in the market for such services. However, the trend to outsource business processes may not continue and could reverse. In addition, we cannot accurately predict the impact that any potential global pandemic/ epidemic, any related resurgence and other macroeconomic and geo-political developments might have on our clients’ outsourcing demands and efforts, which might be lower in the future, as some of our clients might decide to refrain from offshore outsourcing due to the pressures, they may face from increased unemployment in the regions in which they operate.

The issue of domestic companies outsourcing services to organizations operating in other countries is a topic of political discussion in the United States, as well as in Europe, the Asia Pacific and other regions in which we have clients. Some countries and special interest groups have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs in the domestic economy. It is possible that there could be a change in the existing laws that would restrict or require disclosure of offshore outsourcing or impose new standards that have the effect of restricting the use of certain visas in the foreign outsourcing context. The measures that have been enacted to date are generally directed at restricting the ability of government agencies to outsource work to offshore business service providers. These measures have not had a significant effect on our business because governmental agencies are not a focus of our operations. However, some legislative proposals would, for example, require contact centers to disclose their geographic locations, require notice to individuals whose personal information is disclosed to non-US affiliates or subcontractors, require disclosures of companies’ foreign outsourcing practices, or restrict US private sector companies that have federal government contracts, federal grants or guaranteed loan programs from outsourcing their services to offshore service providers. Potential changes in tax laws may also increase the overall costs of outsourcing or affect the balance of offshore and onshore business services. Such changes could have an adverse impact on the economics of outsourcing for private companies in the US, which could in turn have an adverse impact on our business with US clients.

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

Our business depends on our ability to successfully obtain payment from our clients for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain allowances, using the expected credit loss model, against receivables and unbilled services. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we might need to adjust our allowances. We might not accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as any domestic or global credit crisis, disruption of the global financial system, inflation and rising interest rates, have resulted and may continue to result in financial difficulties for our clients, including, but not limited to, limited access to the credit markets, insolvency or bankruptcy and, as a result, have caused and may continue to cause, clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. Timely collection of client balances also depends on our ability to complete our contractual commitments and bill and collect our contracted revenues. If we are unable to meet our contractual requirements, we might experience delays in collection of and/or be unable to collect our client balances, and if this occurs, our results of operations and cash flows could be adversely affected. In addition, if we experience an increase in the time to bill and collect for our services, our cash flows could be adversely affected.

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

We were founded in April 1996, and we have experienced growth and significantly expanded our operations. For example, over the last five fiscal years, our employees have increased to 60,125 as at March 31, 2024 from 39,898 as at March 31, 2019 and the number of delivery centers have increased from 59 to 65 centers between fiscal 2019 to fiscal 2024. We have delivery centers across 13 countries in Canada, China, Costa Rica, India, Malaysia, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the UK, and the US. We intend to further expand our global delivery capability, and we are exploring plans to do so in the Asia Pacific, North America and Europe.

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

Our future success substantially depends on the performance of the members of our executive and senior management team and other key team members in each of our business units. These personnel possess technical and business capabilities including domain expertise that are difficult to replace. There is intense competition for experienced senior management and personnel with technical and industry expertise in the BPM industry, and we may not be able to retain our key personnel due to various reasons, including the compensation philosophy followed by our company as described in “Part I — Item 6. Directors, Senior Management and Employees — Compensation” . Although we have entered into employment contracts with our executive officers, certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers. In the event of a loss of any key personnel, there is no assurance that we will be able to find suitable replacements for our key personnel within a reasonable time. The loss of key members of our senior management or other key team members, particularly to competitors, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is significant and we experience significant employee attrition. These factors could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The BPM industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The BPM industry, including our company, experiences high employee attrition. As companies, including our company, transition from a “work from home” model to a return to the office, we may face higher levels of attrition if employees are unwilling to return to pre-COVID working schedules. In addition, client mandates that restrict our delivery of services remotely could also adversely affect our ability to attract talents in the future. During fiscal 2024, 2023 and 2022, the attrition rate for our employees who have completed six months of employment with us was 31%, 39% and 36%, respectively. Our attrition rate may increase or fluctuate in the future. There is significant competition in the jurisdictions where our operation centers are located, including India, the Philippines, Romania, South Africa and Sri Lanka, for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the BPM industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

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

We have incurred indebtedness in connection with our acquisitions and general corporate purposes. As at March 31, 2024, we had total indebtedness of $179.2 million in secured bank loans. See “Part I — Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” Generally, our loan agreements contain a number of covenants and other provisions that, among other things, may impose operating and financial restrictions on us and our subsidiaries. These restrictions could put a strain on our financial position. For example:

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

Our ability to fund planned capital expenditures and to make payments on outstanding loans will depend on our ability to generate cash in the future. This, to a large extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Furthermore, given the recent global economic slowdown and continued uncertainty over global economic conditions, including on account of the Russia-Ukraine military conflict, there can be no assurance that our business activity will be maintained at our expected level to generate the anticipated cash flows from operations, or that our credit facilities will be available or sufficient. If the current global economic slowdown and uncertainties continue, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. This may in turn result in our need to obtain financing, which may not be available to us on favorable terms or at all.

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

Our operating results may differ significantly from period to period due to factors such as client losses, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuations and seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry experience seasonal changes in their operations in connection with the US summer holiday season, as well as episodic factors such as adverse weather conditions. Transaction volumes have been, and continue to be, impacted by market conditions affecting the travel industry, including natural disasters, outbreak of infectious diseases (such as the COVID-19 pandemic, which led to a significant fall in air travel volumes, especially during fiscal 2021 and fiscal 2022), or other serious public health concerns, military conflict and terrorist attacks. In addition, our contracts do not generally commit our clients to provide us with a specific volume of business.

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

Our profit margin, and therefore our profitability, are largely a function of our asset utilization and the rates we are able to recover for our services. During fiscal 2024, 2023, and 2022, we incurred significant expenditures to increase our number of seats by establishing additional delivery centers or expanding production capacities in our existing delivery centers. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts, margins and cash flows over increasingly longer contract periods and general economic and political conditions. Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency. Further, because there is no certainty that our business will ramp-up at the rate that we anticipate, we may incur expenses for the increased capacity for a significant period of time without a corresponding growth in our revenue. Commencement of work and ramping up of volume of work with certain new and existing clients have in the past been slower than we had expected and may in the future be slower than we expect. If our revenue does not grow at our expected rate, we may not be able to maintain or improve our profitability. The COVID-19 pandemic led to, and any future resurgence may lead to, increased costs in relation to the implementation of measures to safeguard our employees’ health and safety and client operations, such as enhanced sanitization measures at our office premises, laptop rental costs for employees working remotely, telecommunications costs for mobile broadband devices, additional software licenses and logistics costs for the movement of equipment and we may need to pay higher costs for compensation, rental, accommodation and other fixed costs as a result of disruptions caused by any future resurgence of the virus.

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

Historically, we have expanded some of our service offerings and gained new clients through strategic acquisitions. For example, in December 2022, we completed the acquisition of The Smart Cube, which provides digitally led market intelligence and analytics solutions in four key areas including procurement and supply chain, commercial sales and marketing, digital and analytics, and strategy and investment research. In the same month, we also completed the acquisition of OptiBuy, which helps clients leverage the capabilities of leading third-party procurement and supply chain platforms and also provides consulting, optimization, outsourcing, and training services and implementation solutions to their clients. In October 2022, we entered into a business transfer agreement with a large insurance company, under which we acquired certain assets, including a customer contract and operational process manuals, and the associated work force have joined our company. In July 2022, we completed the acquisition of Vuram, a hyper automation services company that specializes in low-code enterprise automation and provides custom, scalable BPM solutions including industry-specific solutions for the banking/financial services, insurance, and healthcare verticals. The lack of profitability of any of our acquisitions or joint ventures could have a material adverse effect on our operating results.

In addition, our management may not be able to successfully integrate any acquired business into our operations or benefit from any joint ventures that we enter into, and any acquisition we do complete or any joint venture we do enter into may not result in long-term benefits to us. For instance, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software, or the key personnel of the acquired company may decide not to work for us. There is no assurance that these acquisitions will be profitable for us. Further, we face the risk that the legal regime or regulatory requirements imposed on any business that we acquire may change following our acquisition and such changes may adversely affect our ability to achieve the expected accretive benefits from the acquisition, which could in turn require us to recognize an impairment of goodwill associated with the acquired business. For more information see “—The international nature of our business exposes us to several risks, such as unexpected changes in the regulatory requirements and governmental policy changes of multiple jurisdictions.”

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

As at March 31, 2024, we had goodwill and intangible assets of $480.7 million, which primarily resulted from our acquisitions of Vuram, The Smart Cube, OptiBuy, business transfers from a large insurance company, as well as our acquisitions of HealthHelp, Denali and Value Edge. Under IFRS, we are required to review our goodwill, intangibles or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. During the fourth quarter of fiscal 2020, Brexit had a negative impact on the insurance industry and applied downward pressure on the expected future performance of the WNS Auto Claims business, due to contract renegotiations and loss of certain clients. These factors, together with the highly uncertain operating environment in the UK, have negatively impacted and caused us to significantly reduce our financial projections and estimates of the WNS Auto Claims business from our previous estimate. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $4.1 million to our results of operations in fiscal 2020 for the remaining goodwill balance of our auto claims business.

For example, one of our top five customers by revenue contribution in fiscal 2024, which was in the HCLS SBU, served a termination notice on January 31, 2024. The termination is effective July 1, 2024. Although the termination did not impact the revenue of fiscal 2024, we were required to perform an impairment assessment for the intangible asset recognized in relation to this client. Based on our assessment, we recorded an impairment charge of $30.9 million to our results of operations in fiscal 2024 on the aforementioned intangible asset.

See also “—The international nature of our business exposes us to several risks, such as unexpected changes in the regulatory requirements and governmental policy changes of multiple jurisdictions.” We may be required to record further impairment charges to our goodwill and intangible assets associated with other acquisitions in the future. For example, if the research and analytics industry experiences a significant decline in business and we determine that we will not be able to achieve the cash flows that we had expected from our recent acquisitions, we may have to record an impairment of all or a portion of the goodwill or intangible assets relating to those acquisitions. Any further impairment to our goodwill or intangible assets may have a significant adverse impact on our results of operations.

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

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent or detect fraud. As a result, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on the price of our ordinary shares.

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

If material weaknesses are identified in our internal controls over financial reporting, we could be required to implement remedial measures. If we fail to maintain effective disclosure controls and procedures or internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of our ordinary shares.

Risks Related to Key Delivery Locations

A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

Our primary operating subsidiary, WNS Global Services Private Limited (“WNS Global”), is incorporated in India, and a substantial portion of our assets and employees are located in India. The Government of India, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. The Government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the BPM industry. Those programs that have benefited us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that such liberalization policies will continue. The Government of India may also enact new tax legislation or amend the existing legislation that could impact the way we are taxed in the future. For more information, see “—Tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.” Other legislation passed by the Government of India may also impact our business. For example, the Code on Wages 2019, Industrial Relations Code 2020, Social Security Code 2020 and Occupational Safety, Health & Working Condition Code 2020 received assent from the President of India on September 28, 2020. However, the rules for these Acts have not yet been published and the effective date from which these changes are applicable is yet to be notified. Accordingly, while we are unable to determine with certainty the financial impact due to these changes, it is possible that our wage costs in India may increase as a result of these changes when they become effective. Our financial performance and the market price of our ordinary shares may be adversely affected by changes in inflation, exchange rates and controls, interest rates, Government of India policies (including taxation regulations and policies), social stability or other political, economic or diplomatic developments affecting India in the future.

India has witnessed communal clashes in the past. Although such clashes in India have, in the recent past, been sporadic and have been contained within reasonably short periods of time, any such civil disturbance in the future could result in disruptions in transportation or communication networks, as well as have adverse implications for general economic conditions in India. Such events could have a material adverse effect on our business, the value of our ordinary shares and your investment in our ordinary shares.

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

We conduct our domestic business in South Africa (serving clients based in South Africa) through our South Africa subsidiary, WNS South Africa (Pty) Ltd, and our international business in South Africa (serving clients based outside South Africa) through our South Africa subsidiary, WNS Global Services SA (Pty) Limited. During fiscal 2020, pursuant to the requirements of the South African government’s BBBEE Codes of Good Practice, the WNS B-BBEE Staff Share Trust subscribed to one participating preference share issued by WNS Global Services SA (Pty) Ltd, which entitles it to 45.56% of voting rights in WNS South Africa (Pty) Ltd. In fiscal 2022, the voting rights were increased to 48.84% to help ensure WNS South Africa (Pty) Ltd maintains the same level of rating. On April 19, 2024, WNS Global Services SA (Pty) Limited redeemed the one participating preference share on account of unwinding of Scheme B of WNS B-BBEE Staff Share Trust. We are currently working on a new ownership structure to ensure continued compliance with the requirements of the BBBEE legislation.

We achieved a level one rating in respect of WNS South Africa (Pty) Ltd in May 2023, which is valid until May 2024 and achieved a level seven rating in respect of WNS Global Services SA (Pty) Limited in June 2023 which is valid until June 2024. The BBBEE verification audit for WNS Global Services SA (Pty) Ltd is in process and the new rating is expected to be received by the end of May 2024. To help us achieve the requisite BBBEE rating for WNS Global Services SA (Pty) Limited, we have implemented a program that includes divesting some of our interests in such subsidiary to address the requirement relating to the percentage of ownership of an entity by “black people” (as defined under the applicable legislation).

With the achievement of a level seven rating in respect of WNS Global Services SA (Pty) Limited and a level one rating in respect of WNS South Africa (Pty) Ltd, we currently continue to meet the minimum BBBEE rating required under our contracts with South African clients and be eligible for government grants associated with our domestic and international business.

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

Our operational facilities and communication hubs may be damaged in natural disasters such as earthquakes, floods, heavy rains, tsunamis and cyclones. For example, Durban, South Africa was affected by severe flooding in April 2022. Although our clients experienced minimal disruptions during the flood due to the business continuity planning and infrastructure resiliency measures we have implemented with a view to minimizing the impact of natural disasters on our business, such measures may be rendered less effective in other circumstances. In addition, we have operational facilities and communication hubs located in regions which are considered to be particularly vulnerable to natural disasters, such as the Philippines and Houston in the United States, which have experienced severe natural disasters such as typhoons, hurricanes and floods. Such natural disasters may lead to disruption to information systems and telephone service for sustained periods, and such natural disasters may become more frequent or intense as a result of climate change. Damage or destruction that interrupts our provision of BPM services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. While we currently have property damage insurance and business interruption insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future or secure such insurance coverage at all. Prolonged disruption of our services as a result of natural disasters would also entitle our clients to terminate their contracts with us.

If the tax benefits and other incentives that we currently enjoy are reduced or withdrawn or not available for any other reason, our financial condition would be negatively affected.

We have benefitted from, and continue to benefit from, certain tax holidays and exemptions in various jurisdictions in which we have operations.

In fiscal 2024, 2023 and 2022, our tax holidays and exemptions in India, the Philippines and Sri Lanka impacted our effective tax rate favorably. By way of illustration, if these tax holidays and exemptions had not been available, we would have incurred approximately $10.3 million, $20.7 million and $20.9 million in additional income tax expense on our combined operations in our Special Economic Zone operations in India, the Philippines and Sri Lanka in fiscal 2024, 2023 and 2022, respectively.

We expect our tax rate in India, the Philippines and Sri Lanka to continue to impact our effective tax rate.

One of our Indian subsidiary with operating units registered under the Special Economic Zone (“SEZ’’) is eligible to claim income tax exemption with respect to profits earned from export revenue. Upon the expiration of this tax exemption, income derived by this subsidiary shall become subject to the prevailing annual tax rate of 34.95%. The Government of India enacted the India Tax Law effective April 1, 2019, which enables Indian companies to elect to be taxed at a lower income tax rate of 25.17% as compared to the current rate of 34.95%. Once a company elects into the lower income tax rate, a company may not benefit from any tax holidays associated with SEZ and certain other tax incentives and may not reverse its election. In the year ended March 2024, this subsidiary has elected to apply the lower income tax rate of 25.17%. We will continue to evaluate the application of the same tax rate for the fiscal 2024 at the time of filing corporate tax return. Our other Indian subsidiaries have elected the lower income tax rate of 25.17%. See “Part I — Item 4. Information on the Company — B. Business Overview — Regulations”.

When any of our tax holidays or exemptions expire or terminate, or if the applicable government withdraws, changes the conditions of or reduces the benefits of a tax holiday or exemption that we enjoy, our tax expense may materially increase and this increase may have a material impact on our results of operations. For example, any changes in the regulations relating to work from home arrangements may impact the tax exemption benefits available to us. The applicable tax authorities may also disallow deductions claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

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

The UK government has revised the corporate tax rate from 19% to 25% from fiscal 2024 which has had an impact on the various current and deferred tax items recorded by the Company’s subsidiaries.

Member countries of the Organisation for Economic Co-operation and Development/G20 Inclusive Framework on Base Erosion and Profit Shifting have agreed on a two Pillar approach to address the tax challenges arising from the digitalization of the global economy. This is expected to alter the global tax landscape. Once effective, these changes may have an impact on the various current and deferred tax items recorded by the Company’s subsidiaries.

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

From time to time, we receive orders of assessment from Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment in fiscal 2003 through fiscal 2020 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹343.8 million ($4.1 million based on the exchange rate on March 31, 2024) in additional taxes, including interest of ₹49.1 million ($0.6 million based on the exchange rate on March 31, 2024).

These orders of assessment allege, among others, that the transfer prices we applied to certain of the international transactions between our Indian subsidiaries and our other wholly-owned subsidiaries were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set-off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by our Indian subsidiaries, as the case may be. As at March 31, 2024 we have provided a tax reserve of ₹774.3 million ($9.3 million based on the exchange rate on March 31, 2024) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities. For more details on these assessments, See “Part I — Item 5. Operating and Financial Review and Prospects — Tax Assessment Orders.”

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by appellate authorities, vacating tax demands of ₹6,907.0 million ($82.8 million based on the exchange rate on March 31, 2024) in additional taxes, including interest of ₹2,457.1 million ($29.5 million based on the exchange rate on March 31, 2024). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited ₹904.1 million ($10.8 million based on the exchange rate on March 31, 2024) of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at March 31, 2024, corporate tax returns for fiscal 2021 and thereafter remain subject to examination by tax authorities in India.

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

In addition, the Company currently has orders of assessment outstanding for various years pertaining to pre-acquisition period of Smart Cube India Private Limited acquired in fiscal 2023, which assess additional taxable income that could in the aggregate give rise to an estimated ₹63.2 million ($0.8 million based on the exchange rate on March 31, 2024) in additional taxes, including interest of ₹31.1million ($0.4 million based on the exchange rate on March 31, 2024). These orders of assessment disallow tax holiday benefit claimed by Smart Cube India Private Limited. Smart Cube India Private Limited has appealed against these orders of assessment before higher appellate authorities.

We have received orders of assessment from the value-added tax (“VAT”), service tax and goods and services tax (“GST”) authorities, demanding payment of ₹244.1 million ($2.9 million based on the exchange rate on March 31, 2024) towards VAT, service tax and GST for the period April 1, 2014 to March 31, 2020. The tax authorities have rejected input tax credit on certain types of input services. Based on consultations with our tax advisors, we believe these orders of assessments will more likely than not be vacated in our favor by the higher appellate authorities and we intend to dispute the order of assessments.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.1 million based on the exchange rate on March 31, 2024) in connection with the review of our tax return for fiscal year 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission in this regard. Based on consultations with our tax advisors, we believe this order of assessment will more likely than not be vacated in our favor by the higher appellate authorities and we intend to dispute the order of assessment.

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

While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) to improve the ESG profile of our company or to respond to stakeholder expectations, such initiatives may be costly and may not have the desired effect. Expectations around company’s management of ESG matters continues to evolve rapidly, in many instances due to factors that are out of our control. For example, although WNS has developed a long-term Scope 1 and 2 net zero and interim reduction goal (pending validation by the Science Based Targets Initiative) we may ultimately be unable to complete this or other initiatives or targets, either on the timelines initially announced or at all, due to technological, cost, or other constraints, which may be within or outside of our control. Moreover, actions or statements that we may take based on expectations, assumptions, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. Our inability to successfully perform or perceived failures on ESG matters and to meet societal expectations may negatively affect our reputation or relation with the stakeholders (e.g., investors, clients, and employees).

Certain market participants, including major institutional investors and capital providers, use third-party benchmarks, ratings and scores to assess companies’ ESG profiles in making investment or voting decisions. There currently are many third-party providers of ESG benchmarks, ratings and scores, and the number of such providers has increased in recent years. WNS has limited control and limited visibility over what data such providers choose to use, and no control and often no visibility over their various methodologies. As a result, such ratings may be materially inaccurate, incomplete or misleading. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us or our industry, which could negatively impact the price of our ordinary shares as well as our access to and cost of capital. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees or clients, which may adversely impact our operations. Considering investors’ increasing focus on ESG matters, the fast pace of change of external expectations, and a range of upcoming regulations, there can be no certainty that we will manage such issues successfully, that the ESG standards we currently use to measure our performance against will remain the same, or that we will successfully meet society or investors’ expectations. This and other stakeholder expectations will likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, many of our clients and suppliers may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

We are subject to a series of risks related to climate change.

We operate in many regions, countries and communities around the world where our businesses, and the activities of our clients, could be impacted by climate change and broader ESG-related issues. These issues pose both short and long-term risks to us and our clients. Climate change could expose us to financial risk either through its physical (e.g., climate or weather related events or chronic changes) or transition (e.g., changes in market conditions, capital availability, climate policy or in the regulations applicable to our industry or verticals where we operate with respect to climate change risks, etc.) effects. Physical risks may result in more frequent or intense natural disasters or chronic changes to temperature and precipitation patterns, which may result in damage to our building infrastructure and other physical assets, disrupt the continued functioning of infrastructure on which we rely (such as the transportation network and utilities in the countries where we operate), and negatively affect the morale of our employees. For more information, see “— Our facilities are at risk of damage by natural disasters.” Additionally, changes in the availability of natural resources like water in countries where we operate could directly impact our operations and our employees’ livelihood, which could impact our ability to do business and promote business continuity. While we may take various actions to mitigate our business risks associated with climate change, this may require us to incur substantial costs and may not be successful, due to, among other things, the uncertainty associated with the longer-term projections associated with managing climate risks. Increasing physical impacts of climate change, or the increasing frequency of deleterious climatic events, may also result in changes to public or investor sentiment or policymaker priorities, which may accelerate transition risks.

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

The vast majority of our employees are Indian nationals. The ability of some of our executives to work with and meet our European and North American clients and our clients from other countries depends on the ability of our senior managers and employees to obtain the necessary visas and entry permits. In response to previous terrorist attacks and global unrest, US and European immigration authorities have sharply increased the level of scrutiny in granting visas. Immigration laws in those countries may also require us to meet certain other legal requirements as a condition to obtaining or maintaining entry visas. These restrictions have significantly lengthened the time requirements to obtain visas for our personnel, which has in the past resulted, and may continue to result, in delays in the ability of our personnel to meet with our clients. In addition, immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions, spread of infectious diseases or other events, including terrorist attacks. We cannot predict the political or economic events that could affect immigration laws or any restrictive impact those events could have on obtaining or monitoring entry visas for our personnel. If we are unable to obtain the necessary visas for personnel who need to visit our clients’ sites or, if such visas are delayed, we may not be able to provide services to our clients or to continue to provide services on a timely basis, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

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

Risks Related to our Shares

Substantial future sales of our ordinary shares in the public market could cause the price of our ordinary shares to fall.

Sales by us or our shareholders of a substantial number of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or to pay for acquisitions using our equity securities. As at March 31, 2024, we had 45,684,145 ordinary shares outstanding. In addition, as at March 31, 2024, a total of 3,832,207 ordinary shares are issuable upon the vesting of restricted share units (“RSUs”) outstanding under our 2006 Incentive Award Plan (as amended and restated, the “2006 Incentive Award Plan”) and our 2016 Incentive Award Plan (as amended and restated, the “2016 Incentive Award Plan”). The vast majority of our ordinary shares are freely transferable, except that ordinary shares owned by our affiliates may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). The remaining ordinary shares outstanding may also only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.

The market price for our ordinary shares may be volatile.

The market price for our ordinary shares is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological developments;

•	regulatory developments in our target markets affecting us, our clients or our competitors;

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other companies engaged in BPM;

•	addition or loss of executive officers or key employees;

•	sales or expected sales of additional shares;

•	loss of one or more significant clients; and

•	a change in control, or possible change of control, of our company.

In addition, securities markets generally and from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ordinary shares .

We may not be able to pay any dividends on our ordinary shares.

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

Subject to the provisions of the Companies (Jersey) Law 1991 (the “1991 Law”) and our Articles of Association, we may by ordinary resolution declare annual dividends to be paid to our shareholders according to their respective rights. Any dividends we may declare must not exceed the amount recommended by our Board of Directors. Our Board of Directors may also pay an interim dividend or dividends, including a dividend payable at a fixed rate, if paying an interim dividend or dividends appears to the Board to be justified. We can only declare dividends if our directors who are to authorize the distribution make a prior statement that, having made full enquiry into our affairs and prospects, they have formed the opinion that:

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

We qualify as a foreign private issuer and, as a result, are not subject to U.S. proxy rules.

As a foreign private issuer, we are not subject to the proxy rules of the Commission, which regulate the form and content of solicitations by US-based issuers of proxies from their shareholders. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the Commission’s proxy rules.

We may be classified as a passive foreign investment company, which could result in adverse US federal income tax consequences to US holders of our ordinary shares.

Based on our financial statements and relevant market and shareholder data, we believe that we should not be treated as a passive foreign investment company for US federal income tax purposes (“PFIC”) with respect to our most recently closed taxable year. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A non-US corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a US holder (as defined in “Part I — Item 10. Additional Information — E. Taxation — US Federal Income Taxation”) holds an ordinary share, certain adverse US federal income tax consequences could apply to such US holder.

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse US federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares , such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes one or more US subsidiaries, certain of our non-US subsidiaries could be treated as controlled foreign corporations regardless of whether we are or are not treated as a controlled foreign corporation (although there is currently a pending legislative proposal to limit the application of these rules). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its US taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in US property by controlled foreign corporations, whether or not we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a US corporation. A failure to comply with these reporting obligations may subject such holder to significant monetary penalties and may prevent the statute of limitations with respect to such holder’s US federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-US subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The IRS has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to certain controlled foreign corporations. A United States investor should consult its own advisors regarding the potential application of these rules to its investment in our ordinary shares.

Our share repurchase programs could affect the price of our ordinary shares.

In fiscal 2024, our shareholders authorized a new share repurchase program for the repurchase of up to 3,300,000 of our ADSs, each representing one ordinary share, at a price range of $10 to $180 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 42 months from October 1, 2023 to March 31, 2027. We are not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at our discretion. We may fund the repurchases with internal or external sources. As at March 27, 24, we had repurchased 2,200,000 ADSs in the open market under this repurchase program, which were held as treasury shares. We cancelled such treasury shares. In March 2024, we terminated our ADS facility and exchanged outstanding ADSs for ordinary shares. Due to this termination, the remaining 1.1 million ADSs yet to be repurchased under the above share repurchase program have become unavailable for repurchase until we obtain an approval from our shareholders for repurchasing of an equivalent amount of ordinary shares. We will hold an extraordinary general meeting on May 30, 2024, at which shareholders will be requested to authorize the purchase of the remaining 1.1 million ordinary shares.

Any repurchases pursuant to our repurchase programs could affect the price of our ordinary shares and increase its volatility. The existence of a repurchase program could also cause the price of our ordinary shares to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity of our ordinary shares. There can be no assurance that any repurchases will enhance shareholder value because the market price of our ordinary shares may decline below the levels at which we repurchase any ordinary shares. In addition, although our repurchase programs are intended to enhance long-term shareholder value, short-term price fluctuations in our ordinary shares could reduce the program’s effectiveness. Significant changes in the price of our ordinary shares and our ability to fund our repurchase programs with cash on hand could impact our ability to repurchase ordinary shares. The timing and amount of future repurchases is dependent on our cash flows from operations, available cash on hand and the market price of our ordinary shares. Furthermore, our programs do not obligate us to repurchase any dollar amount or number of ordinary shares and may be suspended at any time at our discretion, and any suspension or discontinuation could cause the market price of our ordinary shares to decline.

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

We are incorporated in Jersey, Channel Islands, and our primary operating subsidiary, WNS Global, is incorporated in India. A majority of our directors and senior executives are not residents of the US and the majority of our assets and the assets of those persons are located outside the US. As a result, you may have difficulties in effecting service of process within the US upon those persons or us. In addition, you may be unable to enforce judgments obtained in courts of the US against those persons outside the jurisdiction of their residence, including judgments predicated solely upon the securities laws of the US. Furthermore, shareholders of Jersey companies may not have standing to initiate a shareholders derivative action in courts of the US.

Delays or failure to complete our transition to reporting on US domestic issuer forms and filing financial statements under US GAAP may affect expected benefits.

On January 18, 2024, we announced that we were granted board approval to shift from reporting on the forms available to foreign private issuers and filing our financial statements with the SEC under IFRS to voluntarily reporting on US domestic issuer forms and filing our financial statements under US GAAP. We intend to complete this change prior to the end of our fiscal quarter ended September 30, 2024. We believe this transition is in the long-term interest of our stakeholders and will improve our ability to compete for capital, reduce share price volatility and enhance governance. However, we cannot assure you that this transition to reporting on US domestic issuer forms and filing financial statements under US GAAP will be completed within the anticipated timeframe or at all. Unforeseen difficulties or delays could arise, in which case our ability to realize the expected benefits from these actions could be affected. Furthermore, even if these actions are completed, there is no guarantee that they will yield the expected benefits.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of our Company

WNS (Holdings) Limited was incorporated as a private liability company on February 18, 2002 under the laws of Jersey, Channel Islands, and maintains a registered office in Jersey at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands. We converted from a private limited company to a public limited company on January 4, 2006 in accordance with Article 17A of the 1991 Law, when we acquired more than 30 shareholders as calculated in accordance with Article 17A of the 1991 Law. We gave notice of this to the Jersey Financial Services Commission (“JFSC”) in accordance with Article 17(3) of the 1991 Law on January 12, 2006. Our principal executive offices are located at Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India, telephone number: (+91-22-6826-2100); Malta House, 36-38 Piccadilly, London W1J 0DP; and 515 Madison Avenue, 8th Floor, New York, NY 10022. Our website address is www.wns.com. Information contained on our website does not constitute part of this annual report. Our agent for service in the US is our subsidiary, WNS North America Inc., 515 Madison Avenue, 8th Floor, New York, NY 10022. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and the address of that site is http://www.sec.gov.

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

In February 2012, we issued new ordinary shares in the form of ADSs in a follow-on offering, at a price of $9.25 per ADS, aggregating approximately $50.0 million, to fund our growth initiatives and enhance delivery capability. At the same time, Warburg Pincus divested 6,847,500 ordinary shares in the form of ADSs. In February 2013, Warburg Pincus sold its remaining 14,519,144 ordinary shares in the form of ADSs, thereby divesting its entire stake in our company.

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

•

In fiscal 2023, we entered into a business transfer agreement with a large insurance company to acquire the contract and capabilities in the form of licensed resources including underlying operational process manuals.

•

We terminated our ADS facility and exchanged outstanding ADSs for ordinary shares in March 2024. Following the termination of our ADS facility, our ordinary shares began trading on the NYSE under the symbol “WNS.”

In April 2017, we established the WNS B-BBEE Staff Share Trust with the principal objective of creating meaningful participation of the Black employees (as defined in the applicable legislation) of our South African subsidiaries in the growth of the company. We are committed to transformation in South Africa and are implementing this structure to benefit Black People in accordance with the objectives and requirements of the Codes of Good Practice on Black Economic Empowerment as promulgated by section 9(1) of the Broad-Based Black Economic Empowerment Act No. 53 of 2003 of South Africa. Denali Sourcing Services, Inc. and WNS Global Service Inc. were each converted into a limited liability company i,e. Denali Sourcing Services LLC and WNS Global Service LLC respectively with effect from April 1, 2023. WNS GLOBAL SERVICES LISBON, UNIPESSOAL LDA was dissolved on November 29, 2023 and deregistered from the company registry on December 12, 2023. On February 12, 2024, we incorporated a branch of WNS BPM Americas LLC in Philippines. With effect from April 7, 2024, Smart Cube Consulting Service (Dalian) Co., Ltd ceased to exist upon cancellation of its business license. Our organizational structure now comprises 57 entities in 27 countries, and 12 branches in Poland, UAE, China, Singapore, France, Romania, Turkey, Ireland, Spain and Philippines. Of these 57 entities, WNS Cares Foundation, which is a wholly-owned subsidiary of WNS Global, is a not-for-profit organization registered under the Section 8 of the Indian Companies Act, 2013, India. The WNS Cares Foundation was formed for the purpose of promoting corporate social responsibilities and does not qualify as a subsidiary under IFRS 10 — Consolidated Financial Statements and hence is not considered for the purpose of preparing our consolidated financial statements.

We have our principal executive offices in Mumbai, India, London, the UK and New York the US, and we have client service offices in Sydney (Australia), Canada, Dubai (United Arab Emirates), Germany, London (UK), New York (US), Mexico, and Switzerland, and we have delivery centers in Saint John (Canada), Dalian, Guangzhou and Shanghai (China), San Jose (Costa Rica), Bangalore, Chennai, Gurgaon, Hyderabad, Indore, Jaipur, Mumbai, Nashik, Noida, Pune, Trichy, Vizag (India), Kuala Lumpur (Malaysia), Alabang, Iloilo and Manila (Philippines), Katowice, Kielce, Tri-city Gdynia, and Warszawa (Poland), Bucharest, Sibiu and Timisoara (Romania), Cape Town, Claremont, Johannesburg and Durban (South Africa), Colombo (Sri Lanka), Istanbul (Turkey), Ipswich and Manchester (the UK), and, Columbia, South Carolina, Houston, Pittsburgh and Tampa (the US).

Our capital expenditures in fiscal 2024, 2023 and 2022 amounted to $54.3 million, $45.0 million and $28.3 million, respectively. Our principal capital expenditures were incurred for the purposes of setting up new delivery centers, expanding existing delivery centers and developing new technology-enabled solutions to enable execution and management of clients’ business processes. We estimate that our expected capital expenditure in fiscal 2025 would be up to $65.0 million. The geographical distribution, timing and volume of our capital expenditures in the future will depend on new client contracts we may enter into or the expansion of our business under our existing client contracts.

As at March 31, 2024, we had commitments for capital expenditures of $8.0 million (net of advances to capital vendors) relating to the purchase of property and equipment for our delivery centers. Of this committed amount, we plan to spend approximately $3.0 million in India, approximately $1.4 million in Philippines, approximately $1.9 million in South Africa, approximately $ 1.7 million in the rest of the world. We expect to fund these estimated capital expenditures from cash generated from operating activities, existing cash and cash equivalents and the use of existing credit facilities. See “Part I — Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for more information.

B. Business Overview

We are a global BPM company, offering an array of end-to-end industry-specific and cross-industry solutions. We combine our deep industry knowledge with technology, analytics and process expertise to co-create innovative, digitally enabled transformational solutions for our clients. As of March 31, 2024, we had 690 clients across various industries with each client generating more than $0.01 million in revenue in fiscal 2024. Our solutions and capabilities encompass intelligent automation (including robotic process automation (“RPA”), hyperautomation, artificial intelligence (“AI”) and cognitive computing), Generative AI (“Gen AI”), natural language processing and machine learning (“ML”), blockchain, Internet of Things (“IoT”), business process-as-a-service (“BPaaS”) platforms, embedded analytics and process re-engineering frameworks. Hyperautomation refers to an approach that organizations adopt to accelerate digital transformation and rapidly automate business processes. It involves the orchestrated use of technologies such as AI, RPA, ML and natural language processing.

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

Effective April 1, 2023, we have restructured our major industry verticals into four strategic business units (“SBUs”), each with a dedicated Chief Business Officer (“CBO”) and digital leaders to enable them to build and deliver domain-led competencies. These SBUs comprise:

•	Travel and Leisure, Shipping and Logistics and Utilities (“TSLU”);

•

Diversified Businesses (including manufacturing, retail and consumer packaged goods (“CPG”), media and entertainment, and telecommunication (telecom)), Hi-tech and Professional Services, and Procurement (“MRHP”);

•	Healthcare and Life Sciences (“HCLS”); and

•	Banking and Financial Services, Insurance (“BFSI”).

We measure our execution of clients’ business processes against multiple performance parameters, and aim to consistently meet and exceed these parameters to maintain and expand our client relationships. We strive to build long-term client relationships, and typically sign multi-year contracts with our clients that provide us with recurring revenue. In fiscal 2024, 193 and 189 clients contributed more than $1 million to our revenue and revenue less repair payments (non-GAAP), respectively.

As at March 31, 2024, we had 60,125 employees executing business processes for our 690 clients (with each client generating more than $0.01 million in revenue in fiscal 2024).

In fiscal 2024, our revenue was $1,323.4 million, our revenue less repair payments (non-GAAP) was $1,284.3 million and our profit was $140.1 million. Our revenue less repair payments is a non-GAAP financial measure. For a discussion of our revenue less repair payments (non-GAAP) and a reconciliation of our revenue less repair payments (non-GAAP) to revenue, see “Part I — Item 5. Operating and Financial Review and Prospects — Overview.”

Industry Overview

The global BPM market continues to evolve in response to a disruptive business landscape as companies navigate a volatile macroeconomic environment, industry-specific business challenges, climate change and geopolitical factors. In addition, the actual and potential impacts of advanced technologies including AI and Gen AI present both risks and opportunities in terms of innovation, efficiency, transformation, and competitive positioning. While companies still look to benefit from process efficiency, cost advantage and labor arbitrage from their BPM solution providers, the continually evolving marketplace has resulted in a broader and more strategic narrative on outsourcing, with a strong focus on domain-led, technology-enabled, and innovative value creation. Customer experience, data-led insights and digital innovation are integral to business success, and enterprises expect their BPM solution providers to play a bigger and more profound role in driving transformational outcomes. We continue to increasingly see BPM solution providers leverage the power of data, advanced analytics and AI to drive intelligent transformation, operational agility, scalability and sustainability for enterprises. As companies outsource more of their complex and high-end business processes, a key consideration for them is the ability of the BPM provider to understand their unique industry and client-specific requirements, design and develop transformational plans, execute intricate, multi-layered process transitions, design a robust business continuity plan and successfully manage these processes on an ongoing basis. The increasing focus on variable cost structures and the delivery of tangible business benefits have resulted in alternative service delivery and pricing models such as transaction-based, outcome-based and subscription models.

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

We expect that going forward, clients will continue to strengthen their focus on reducing costs, accelerating business transformation and digital adoption, leveraging data and analytics, and adopting outcome-based pricing models. We expect that BPM providers will play a key role in helping clients across industries to create and digitize end-to-end processes. It is important for BPM companies to leverage their geographical footprint and implement robust practices that help businesses achieve maximum operational agility, scalability and sustainability. Innovative digital ways of working and extensive adoption of hybrid working models are increasingly prevalent for BPM solutions.

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

•

Comprehensive analytical capabilities to deliver actionable business insights; domain-led analytics solutions customized to industry requirements and embedded as part of the larger BPM services portfolio

•

Ability to deliver technology-enabled services and solutions, including RPA, cognitive computing, intelligent automation, AI, Gen AI, natural language processing, IoT, industrial robotics, blockchain, cloud-based offerings and platform-based BPM

•

Agility to build robust operational models that will swiftly and comprehensively manage disruptions and drive maximum business continuity, underpinned by an extensive geographical footprint, a seamless transition methodology, digital ways of working and a strong remote work model

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

The global BPM industry is a large and growing industry. According to the Gartner Forecast: IT Services, Worldwide, 2022-2028, 1Q24 Update, the worldwide Business Process Services (“BPS”) market comprising traditional and digital components is estimated to be at $208 billion in the year ending 2023. Gartner has estimated that the revenues for the worldwide BPS market will grow from $208 billion in 2023 to $330.46 billion in 2028 at a compounded annual growth rate of 9.7% (compounded annual growth rate calculated by Gartner).

The following chart sets forth the estimated growth in revenue generated in the Worldwide BPS market:

Chart / Graph created by WNS Global Services based on Gartner research.

Source: Gartner, Inc., Forecast: IT Services, Worldwide, 2022-2028, 1Q24 Update. Srujan Akurathi, Colleen Graham, Misako Sawai, Grigory Betskov, Neha Sethi, Fabio Di Capua, et al., March 22, 2024.

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

In fiscal 2024, 28.8% of our total revenues were generated from “non-FTE” models. These “non-linear” pricing models, which de-link the relationship between headcount and revenue for BPM providers, create an incentive for the providers to improve the productivity of their employees, increase the use of technology, and enhance the overall efficiency of their operations.

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

For instance, our WNS Co-creation Labs, currently in New York, London and Pune (India), have been designed to provide clients with an environment conducive to ideating, prototyping and testing innovations before they are taken to the market. Equipped with state-of-the-art virtual capabilities and on-site immersive spaces, our WNS Co-creation Labs seek to enable businesses to solve crucial challenges, seize new opportunities and preempt risks, and leverage new technologies including AI and Gen AI while employing agile design principles at every step. The labs have been designed to foster real-time collaboration and deliver solutions that are customized to the markets, strategies and competitive challenges of our clients.

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

We have structured our company into business units aligned with each of the industries on which we focus. This gives us strong advantages of in-depth industry knowledge and industry-specific technology platforms and solutions, which in turn enable us to approach clients in each of our target industries with an integrated effort covering sales, marketing and delivery. Effective April 1, 2023, we have adopted a new organizational structure featuring four SBUs, each headed by a CBO. Under the new structure, we have organized our company’s existing verticals into the four SBUs. We believe the new organizational structure will help drive improved outcomes for our global clients and enable our company to better drive business synergies, enhance scalability, generate operating leverage, and create organizational depth. These SBUs develop client-specific solutions, build capabilities and maintain a unified go-to-market approach and are integrally responsible for service delivery, customer satisfaction, growth and profitability.

We have received numerous recognitions for our industry leadership. Our awards and recognitions in fiscal 2024 and 2023 are set forth below:

Vertical-specific Recognitions

Travel and Leisure:

•	A ‘Horizons 3 — Market Leaders’ in HFS Horizons: Travel, Hospitality, and Logistics Service Providers, 2023

Retail and CPG:

•	A ‘Horizon 2 — Enterprise Innovator’ in HFS Horizon: CPG Retail Industry, 2023

Hi-tech and Professional Services:

•	A ‘Horizon 2 — Enterprise Innovator’ in HFS Horizon: Services for the Platform Economy, 2023

Healthcare and Life Sciences:

•	A ‘Leader’ in NelsonHall’s NEAT for Healthcare Payer Operations Transformation 2023

•	A ‘Major Contender’ in Everest Group‘s Revenue Cycle Management (RCM) Operations PEAK Matrix® Assessment 2023

•	A ‘Major Contender’ in Everest Group‘s Life Sciences Sales and Marketing Operations – Services PEAK Matrix® Assessment 2023

•	A ‘Major Contender’ in Everest Group‘s Healthcare Payer Operations PEAK Matrix® Assessment 2023

•	A ‘Major Contender’ in Everest Group‘s Clinical and Care Management Operations – Services PEAK Matrix® Assessment 2023

•	A ‘Major Contender’ in Everest Group‘s Life Sciences Operations – Services PEAK Matrix® Assessment 2023

•	An ‘Aspirant’ in Everest MedTech Operations PEAK Matrix Assessment 2023

•	A ‘Horizon 1 — Disruptor’ in HFS Horizon: Life Science Service Providers, 2023

Banking and Financial Services:

•	A ‘Star Performer’ and ‘Major Contender’ in Everest Group‘s Banking Operations — Services PEAK Matrix® Assessment 2023

•	A ‘Horizon 1 — Disruptor’ in HFS Horizon: HFS Horizons: The Best Service Providers for Asset and Wealth Management, 2024

•	A ‘Leader’ and ‘Star Performer’ in Everest Group’s Financial Crime and Compliance (FCC) Operations Services PEAK Matrix® Assessment 2024

Insurance:

•	A ‘Major Contender’ in Everest Group‘s Life and Annuities (L&A) Insurance BPS and Third-Party Administrator (TPA) PEAK Matrix® Assessment 2023

•	A ‘Leader’ and ‘Star Performer’ in Everest Group’s Property & Casualty BPS PEAK Matrix® Assessment 2023

•	A ‘Leader’ in Life and Retirement (L&R), Property and Casualty (P&C), and Life & Retirement Insurance TPA Quadrants in the ISG Provider LensTM Insurance BPO Services Report 2023 for North America

•	A ‘Leader’ in Life and Retirement (L&R) and Property and Casualty (P&C) Quadrants in the ISG Provider LensTM Insurance BPO Services Report 2023 for Europe

•	A ‘Leader’ in NelsonHall’ s P&C Operational Transformation NEAT 2024

Horizontal-specific Recognitions

Finance and Accounting:

•	A ‘Leader’ in Gartner® Magic Quadrant for Finance & Accounting BPO 2023

•	A ‘Leader’ in ISG Provider Lens™ Finance and Accounting (F&A) Outsourcing Services 2023 Global Report across P2P, O2C, R2R and FP&A

•	A ‘Major Player’ in IDC MarketScape: Worldwide Finance and Accounting Business Process Services in the Cloud 2023 Vendor Assessment (doc #US50527122, April 2023)

•	A ‘Horizon 2’ player in HFS Horizons: F&A Service Providers, 2023

•	A ‘Major Contender’ and ‘Star Performer’ in Everest Group‘s Finance & Accounting PEAK Matrix® Assessment 2023

•	A ‘Major Contender’ in Everest Group‘s Finance & Accounting for Order to Cash PEAK Matrix® Assessment 2023

Procurement:

•	A ‘Leader’ in ISG Provider Lens™ Global Quadrant report 2023 for Procurement BPO Services and Transformation Consulting Services

•	A ‘Major Contender and Star Performer’ in Everest Group‘s Procurement Outsourcing (PO) Services PEAK Matrix® Assessment 2023

•	A ‘Leader’ in Everest Group‘s Procurement Outsourcing (PO) Services — Source to Contract - PEAK Matrix® Assessment 2023

•	A ‘Leader’ in NelsonHall’s Procurement Transformation NEAT 2024

Customer Experience Services:

•	A ‘Leader’ in ISG Provider Lens™ 2023 Global Contact Center Customer Experience Services report across Digital Operations, Hybrid Working Solutions, AI and Analytics, and Social Media for CX Services

•	A ‘Leader’ in NelsonHall’s CX Services Transformation NEAT 2024

•	A “Horizon 3” player in HFS Horizons: Customer Experience Service Providers, 2024

Research and Analytics:

•	A ‘Major Contender’ in Everest Group’s Data and Analytics (D&A) Services PEAK Matrix® Assessment 2023

•	A ‘Horizon 2 — Enterprise Innovator’ in HFS Horizon: Generative Enterprise Services, 2023

Human Resources:

•	A ‘Major Contender’ in Everest Group’s Multi-Process Human Resources Outsourcing (MPHRO) Services PEAK Matrix® Assessment 2023

Intelligent Automation:

•	WNS-Vuram recognized as a ‘Leader’ in ISG Provider Lens™ Intelligent Automation Services and Solutions for the US

Corporate:

•	TIME’s The World’s Best Companies 2023

•	Bloomberg Gender Equality Index (GEI) 2023

•	WNS-Vuram: Business Brilliance Awards: Employer of the Year

•	WNS-Vuram: Named to 2023 Best Workplaces in Asia List by Great Place to Work

•	The Smart Cube: Ranked #6 among India’s Great Mid-Size Workplaces 2023 by Great Place to Work Institute — By Great Place to Work Institute

•	Global Diamond Business Excellence Recognition 2023 for ‘Driving the Circular Economy’ by MSME Chamber of Commerce and Industry of India

•	Global Sourcing Association (GSA) UK Awards 2023:

•	Business Services Project of the Year

•	Utilities Project of the Year

•	Confederation of Indian Industry (CII) Digital Transformation 2023 Award for Customer Experience: CII Best Practice Award in the Innovation Excellence category

•	Six Stevie International Business Awards 2023

•	Customer Service Team of the Year (Silver)

•	Education — Virtual Learning Solution (Silver)

•	Business or Competitive Intelligence Solution (Bronze)

•	Governance, Risk & Compliance Solution (Bronze)

•	Platform as a Service (Bronze)

•	Compliance Solution (Bronze)

•	ISG Paragon Awards EMEA (Europe, the Middle East and Africa) 2023: Category: Innovation

Technology:

•	Foundry CIO100 Awards 2023 for WNS CIO Nayan Desai:

•	The Mobility Mavens by Samsung Award

•	The Disruptive 100 Award

•	CIO Power List 2023 — Nayan Desai

•	NetApp — CNBC TV18 Innovation Award 2023 in the category ‘Excellence in Data Protection and Disaster Recovery Implementation’

Human Resources (“HR”):

•	Brandon Hall Human Capital Management Excellence Awards 2023

•	Best Advance in Leadership Development for Women (Silver)

•	Best University Professional Development Program (Silver)

•	Best Use of Social/Collaborative Learning (Silver)

•	Best Advance in Leadership Development (Silver)

•	Tata Institute of Social Sciences (“TISS”) LeapVault Chief Learning Officer (“CLO”) Awards 2023

•	Best Diversity and Inclusion Training Program — Gold

•	Best Leadership Development Program — Gold

•	Best Risk/Safety/Policy Compliance Training/ COBEC Trekking Adventure Program — Silver

•	One of the Top 25 Safest Workplaces in India at the KelpHR PoSH Awards 2023

•	Two Stevie Awards for Great Employers 2023:

•	Achievement in Diversity and Inclusion (Silver)

•	Achievement in Leadership Development (Bronze)

•	Association for Talent Development’s BEST Award in the Talent Development category 2024

Corporate Finance

•	WNS Finance team recognized for Excellence at the CFONEXT100 2023 Awards in the category Finance Transformation

•	Treasury Management International (TMI) Award 2023 for Innovation and Excellence in the Best Technology Transformation category — Gold

•	Sanjay Puria wins the Economic Times CFO 2024 Award in the category Innovation in Finance — Large Enterprise

Sanjay Puria wins the CFO 100 Roll of Honor Award in the category Winning Edge in Digital Transformation

Corporate Social Responsibility (“CSR”):

•	WCF wins the Social and Business Enterprise Responsible Awards (SABERA) in the category Sashaktikaran (Enablement)

•	WCF wins the CapeBPO Awards 2023 in the category Top Community Spirit Initiative

•	WCF wins the Mahatma Award 2023 in the category Shiksha (Education)

•	WCF wins the CSR Times Award 2023 for WCF Reading Program

End-to-end service portfolio including higher-value transformational services and technology-enabled solutions

We continue to focus our service portfolio on more complex processes and solutions, and shift away from reliance on services that are less integral to our clients’ business operations, such as commoditized voice and transactional services (telemarketing and technical helpdesks), which characterized the business process outsourcing industry in its early days. We offer an array of higher-value, judgment-based services that seek to not only reduce cost and improve operating efficiency, but also enable improved decision-making, competitive positioning and business outcomes for our clients. These include consulting and transformation services, technology-enabled offerings, advanced analytics capabilities, digital customer experience solutions, high-end finance and accounting services, and strategic sourcing through supply chains. We also provide a wide array of industry-specific solutions, which cut across traditional “horizontal” services. These solutions are designed to help clients address process efficiency requirements, provide digital capabilities, generate business insights, and improve competitive positioning within their respective industries.

We have also developed and continue to develop technology-enabled, or automated, solutions that utilize our proprietary software and licensed software in conjunction with our core BPM services. These integrated, technology-enabled solutions allow us to offer higher-value, differentiated services, which are more scalable and repeatable and create value for our clients through increased process efficiency and quality. We also collaborate with technology companies, combining their software tools, platforms and expertise with our service capabilities to deliver differentiated business solutions to the marketplace. These technologies include AI, Gen AI, ML, cognitive computing, RPA, natural language processing and hyperautomation. We believe that technology-enabled automated solutions will enable us to expand our addressable market and grow our revenue in a non-linear way by decoupling revenue growth from headcount growth.

To this end, we offer platform-enabled BPM or BPaaS that tightly integrates our domain expertise, business processes, automation, embedded analytics and cloud-based infrastructure.

Proven global delivery platform

We deliver our services from 65 delivery centers in 13 countries around the world, located in Canada, China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Malaysia, Sri Lanka, Turkey, the UK and the US. Our ability to offer services delivered from a mix of onshore, nearshore and offshore locations benefits our clients from the perspectives of access to skills and talent, cultural alignment, language capabilities, business continuity, risk mitigation, scalability, efficiency and cost effectiveness.

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

We seek to enhance our value proposition to our clients by providing them with flexible pricing models that align our objectives with those of our clients. In addition to traditional FTE-based pricing, we provide alternative pricing models such as transaction-based pricing, outcome-based pricing and subscription pricing. A sizable percentage of our revenue, being 28.8% in fiscal 2024, is derived from these “non-FTE”-based pricing models. These models enable our clients to pay only for actual work performed or tangible benefit received.

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

Our differentiators include:

•	Customer-centricity: Our practice of “early transition voice of customer (“VoC”)” identifies and addresses opportunities to do better at meeting clients’ objectives and success criteria.

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

•

WNS Education Program: A division of the Learning Academy, WNS Education is dedicated to providing learning programs that empower employees to remain relevant amid evolving times and shifting business priorities. In addition to a variety of curriculum-based certification programs, WNS Education offers numerous upskilling opportunities through curated self-paced programs, webinar series, keynote masterclasses and panel discussions with industry experts.

•

Immersive Learning Experience On-Demand (“GLINT”): This AI-powered learning experience platform and knowledge cloud facilitates employee journeys in the organization with learning, skilling and career mobility solutions. GLINT offers an extensive repository of digital learning materials available at all times and across all devices, facilitating the rapid development of skills and fostering a learning environment to motivate others.

•

Empowered Learning Management System (“LMS”): This system assists users to optimize learning outcomes, streamlining training management and generating centralized learning reports. Developed in partnership with EnthrallTech, this platform is tailored to oversee structured learning programs efficiently and flexibly. It enables users to schedule training sessions, coordinate with sessions instructors and content, handle user enrollments, conduct and monitor classroom and virtual trainings, and record session attendance and feedback.

•

Leadership Programs: These comprise unique interventions designed for leaders, from future first-level managers up to senior executive leadership. They also focus on grooming women leaders and next-generation leaders. These programs consist of quarterly calendar programs and self-paced modules, primarily focusing on Gen AI, AI, and business unit-specific interventions, aligned with the Leadership Winning DNA framework. They are available across various geographical locations through partnerships with esteemed global learning vendors such as eCornell, Duarte Inc., Wilson Learning, and Strategic Proposals. These programs consistently receive high satisfaction scores, averaging 9 out of 10 in VoC feedback.

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

Business Strategy

As a leading global BPM provider, we continue to evolve and enhance our capabilities and value propositions in order to expand our addressable market and enhance our success rates. Our differentiated solutions, which are backed by strong domain and industry focus, technology and automation, and advanced analytics continue to evolve with our clients’ changing business requirements. These services include consulting and advisory, digital transformation, data and analytics, AI and Gen AI, operations excellence, organization change management, agile execution and business process management services. We have received numerous awards from industry analysts and sourcing advisors that recognize our market position as a leader in the solutions we provide, and highlight our ability to deliver strong business outcomes for our clients. We will continue to focus on growing our client base, expanding current relationships and driving results by combining our deep industry expertise with our broad range of capabilities. We continue to invest in the key areas of domain and industry expertise, digital, data and analytics, AI and Gen AI, technology and automation, customer experience, digital operations and superior talent. We are also focused on strategic acquisitions to augment and enhance our existing capabilities. We also strive to integrate and drive value from our past acquisitions.

WNS’ strategic investments are proactively focused on delivering outcomes to meet our clients changing expectations and business requirements. These include ongoing investments in domain expertise, digital transformation, AI and Gen AI, data and analytics, customer experience, digital operations and broader business services. Our differentiated capabilities, solid client relationships, and proven ability to execute positions us well to drive both immediate benefits and long-term sustainable value for our clients and stakeholders. Some examples of our investments include:

•

Increase in the breadth and depth of services and solutions offered to our clients for across digital technologies (including AI and Gen AI), business transformation, data and analytics, consulting and advisory, organization change management, risk and governance, and reliable execution;

•

Expansion of our client engagements, market positioning and addressable market through acquisitions, new partnerships and alliances, and the broadening of our engagement with industry advisors, analysts, academic institutions and industry bodies;

•

Creating a Gen AI-focused strategy and program that operates across all client bases and business units to ensure we are leveraging best practices, building capabilities and experience, training our teams, and creating proactive solutions focused on industry needs;

•

Hosting and scaling co-creation sessions with clients, which doubled over the last year; Client intimacy remains a focus area moving forward as we engage with our clients around more complex business challenges and opportunities including AI and Gen AI. Client engagement, along with co-creation workshops and consulting efforts will continue to accelerate as we identify and engage our clients around new opportunities;

•

Building internal capabilities across the company in Gen AI will continue in the current year as we leverage leading academic institutions to educate, train and upskill our people in the application and adoption of Gen AI;

•

The development of domain-focused digital and technology assets has been successful and we will continue to expand in this area in the next year. Examples of this development include our continued investment in the WNS Malkom automation platform for shipping and logistics, and the WNS EXPIRIUS suite of offerings for customer experience management. There are many other digital and technology assets in our plans for the coming year; and

•	Focused strategic acquisitions to acquire or accelerate expansion of targeted capabilities.

The key elements of our growth strategy are described below.

Providing new value-added services to clients

We continue to develop and expand our capabilities and offerings to meet evolving client and market demands and capture new market opportunities, with a heightened focus on driving digital transformation through technologies including AI and Gen AI, and leveraging advanced analytics to deliver actionable insights and improved outcomes. Increasingly, enterprises expect their BPM providers to be a strategic partner and deliver sustainable, enhanced value by improving revenue growth, delivery cost and efficiency, customer satisfaction, and competitive positioning. In order to deliver these results, we continue to expand the breadth and depth of our offerings which leverage the strength of our domain expertise, digital capabilities (AI, Gen AI, hyperautomation, ML, intelligent automation, cognitive computing, RPA), advanced analytics, and global talent. The addition of new services and capabilities are delivered through our strategic investment programs, including both in-house development (organic) and acquisitions (inorganic). As the BPM market continues to evolve and mature, demand for industry-specific solutions and new, innovative pricing models will increase. By delivering a wider portfolio of higher-value services to our clients, and migrating them towards subscription, transaction, and outcome-based pricing models, we aim to expand across the value chain with our clients and thereby enhance the scale, strength and profitability of these relationships.

Expand our existing client relationships while continuing to add new clients

We continue to focus on growing our business by expanding the scope of services we provide for existing clients and adding new client relationships.

Our focus on expanding relationships with existing clients is driven by cross-selling new services (including finance and accounting, procurement, customer experience, hyperautomation, data and analytics, digital transformation and technology) with the goal of moving up the value chain and moving into additional lines of business and geographies in order to deliver enhanced client value. The expansion of relationships is driven by our SBUs and account managers (and “client-partners”), who have industry-specific knowledge and expertise, and are responsible for maintaining a thorough understanding of our clients’ strategies and roadmaps as well as identifying and advocating new business solutions and opportunities. The SBUs and account management teams are supported in theirs sales efforts by a dedicated team of “farmers” (see below). As a result of this strategy, we have built a strong track record of expanding the scope of our client relationships over time.

In pursuing new client opportunities, we leverage our deep industry expertise and extensive range capabilities to “co-create” solutions which combine talent, technology and analytics. We aim to craft innovative proposals with compelling business cases by thoroughly understanding and aligning with client requirements, ensuring that our scale and experience are optimally utilized for each client’s unique needs. Our co-creation approach combined with our breadth of capabilities and industry understanding give us a differentiated positioning and the ability to compete successfully and win new clients. The SBU teams are supported in their sales efforts by a dedicated team of “hunters” (see below).

Our sales force is organized into two different groups; one, known as “farmers,” is dedicated to nurturing and expanding existing client relationships, while the other, known as “hunters,” is focused on acquiring new clients. Over the past year, our operating model has evolved with the introduction of the SBU structure, empowering our business units to capitalize on economies of scale within industry groupings under the leadership of a dedicated CBO. This strategic alignment is essential for our future positioning and enables us to swiftly adapt to market disruptions. At a global level, we have implemented a cohesive strategy to enhance our industry-specific, geographic and client service capabilities, streamlining our sales activities for maximum effectiveness.

Our industry-specific, domain-focused, and specialized teams collaborate to serve existing clients and pursue new business opportunities. Our successful industry and domain-focused approach to solution differentiation and market penetration is designed to drive enhanced value for clients and growth for WNS. Our ongoing investments in client-facing initiatives, including large deal pursuits and penetration of strategic relationships, are designed to enhance these objectives.

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

We are working to improve visibility and positioning with the BPM industry analysts, sourcing advisors, general management consulting firms, and boutique outsourcing firms, who are often retained by prospective clients to provide strategic advice, act as intermediaries in the sourcing processes, develop scope specifications, and aid in the partner selection and implementation process. We are also leveraging our global partner network for joint go-to-market strategies. Since COVID-19, we have augmented our digital engagement by leveraging various platforms to further enhance our brand presence.

Expand our delivery capabilities

We currently operate from 65 delivery centers located in 13 countries around the world. As at the end of fiscal 2024, we increased our delivery capacity by 4,377 seats, or approximately 12%, as compared to the end of fiscal 2023, as a result of the addition of new delivery locations as well as expansion in some of our existing delivery locations. We intend to expand our global delivery capability, as necessary, through additional delivery centers in onshore, nearshore and offshore locations as well as through collaboration with other providers, based on client demand and market trends. Depending on talent pool availability, we plan to further expand to locations classified as tier 2 cities in India to access under-tapped talent pool and provide more flexibility to our employees. Additionally, we will continue to expand our capacity requirements as necessary, in line with client demands and through the adoption of a hybrid operating model that consists of both work-from-home and work-from-office arrangements in the medium to long term. This approach will allow us to offer our clients maximum value and flexibility and gain access to potential clients and markets that may have specific delivery requirements or constraints.

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

Leverage acquisitions and partnerships to expand our capabilities in attractive market segments

We believe that capability-based acquisitions are an important component of our growth strategy. Our past acquisitions, including the three completed in fiscal 2023 are representative of this approach. Our acquisitions have complemented our existing services by addressing capability gaps, expanded our addressable market opportunities and, enhanced our ability to meet the emerging needs of our clients. Key areas addressed with past acquisitions include technology and automation, data and analytics, geographic delivery capability, and specialized capabilities across both horizontal and vertical services.

Our vision going forward remains focused on augmenting internal capability development with strategic acquisitions and partnerships. For these external capabilities, we continue to pursue a strategy focused on companies that have unique and demonstrated capabilities, a high degree of business and cultural fit, and the ability to help us capitalize on strong end-market opportunities. Our acquisition track record demonstrates our ability to successfully identify, integrate, manage and develop the businesses we have acquired.

Business Process Management Service Offerings

We offer our services to clients through industry-focused business units. We are organized into the following SBUs to provide more specialized offerings in each of these industries and more effectively manage our sales, solutions, marketing and delivery processes:

•	TSLU: Travel and leisure, shipping and logistics and utilities;

•	MRHP: Diversified businesses (including manufacturing, retail and CPG, media and entertainment, and telecommunication), hi-tech and professional services, and procurement;

•	HCLS: Healthcare and life sciences; and

•	BFSI: Banking and financial services.

Effective April 1, 2023, we have adopted a new organizational structure featuring four SBUs, each headed by a CBO. Under the new organizational structure, we combine our company’s existing verticals into the four SBUs. We believe the new organizational structure will help drive improved outcomes for our global clients and enable our company to better drive business synergies, enhance scalability, generate operating leverage, and create organizational depth. These SBUs develop client-specific solutions, build capabilities, maintain a unified go-to-market approach and are integrally responsible for service delivery, customer satisfaction, growth and profitability.

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

TSLU

TSLU covers travel and leisure, shipping and logistics, and utilities.

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

As at March 31, 2024, we had 11,538 employees in this business unit, several hundred of whom have International Air Transport Association, Universal Federation of Travel Agents or other travel industry related certifications. In fiscal 2024 and 2023, this business unit accounted for 16.1% and 16.9% of our revenue and 16.6% and 17.9% of our revenue less repair payments (non-GAAP), respectively.

Sub-verticals / Industry Sectors. The key travel and leisure sub-vertical and industry sectors we serve include:

•	Suppliers: Airlines, cargo, hotels, cruise lines, coach companies;

•	Travel intermediaries: Online travel agencies (“OTA”), travel management companies (“TMC”), tour operators; and

•	Other travel segments: Airports, hospitality brands, global distribution systems (“GDS”), travel technology companies.

Service Offerings. Through WNS TRAVOGUE, our portfolio of industry-specific solutions, we provide the following six key areas of services to clients in this business unit:

Travel and Leisure — Service Offerings
TRAVXP	TRAVOPS	TRAVREV	TRAVCONTROL
Booking queries, general queries, change and cancellations, special service requests, helpdesk support, website assistance, guest relations, refund requests, complaint management, baggage desk, claims management, chargebacks, VoC survey support, hyper-personalized customer segmentation, campaign management, loyalty management, social media, speech and chat analytics, relocations, ticket exchanges, expense management;	Airport operations, billing and refunds, cargo operations, fare filing and distribution, flight firming, credit card transactions, rate validation and loading, revenue integrity, airline scheduling, right-to-fly, data management, learning management, service management, payroll, quality assurance, workforce management, talent management, procurement, management information system and reporting, technical helpdesk, AI, automation and robotics, passenger service systems and passenger revenue, accounting – selection and implementation, enterprise resource planning and customer relationship management (“CRM”) platforms, mobility and access, data engineering, helpdesk – fares, knowledge portal support, schedule change, rate parity low fare search, revenue assurance, ticketing, content management, bid management, including request for proposal (“RFP”) and request for information;	Direct channel enhancement, revenue operations and management, ancillary revenue maximization, inventory optimization, demand forecasting, cross-sell and upsell, commercial planning, revenue performance analytics, alliance and market share analysis, fleet and schedule optimization, route profitability, sales analytics, bookings and reservation – voice, e-mail and office sales, group bookings, payments, booking materialization, pipeline performance, product mix insights, group optimization, contract analysis, supplier / vendor analytics, pricing strategy, pricing analysis, account management and RFPs, customer insights and preferences, margin analysis and optimization, voice, e-mail, chat, click-to-call, lead management, total revenue optimization;	Revenue assurance, claim fraud analytics, fare and billing information data tapes (“BIDT”) audit, financial leakage analysis, agency debit memo review, airway bill verification, cargo rate audit, credit card reconciliation, fare and itinerary discrepancy, interline audit, invoice audit and recovery, direct operating cost management, interline payables, settlement of airlines reporting corporation/billing and settlement plan, supplier and media partner settlements, claims refund, analytics – accounts payable and reconciliation, travel and expense, vendor and tail spend, reconciliation – airline, interline, airlines reporting corporation/billing and settlement plan and “own” sales, analytics – direct operating cost variance, route profitability, special prorate agreement, travel package and product profitability, traveler segment, agency sales performance, actual and forecasting – passenger and cargo revenues, traveler revenue, revenue accounting – passenger and cargo, interline receivables, commission audit, revenue recovery and protection, loyalty program accounting, refund claims, reconciliation – airline, car, hotel, cruise, destination management companies, airline reporting corporation / bank settlement plan, “own” sales, source-to-pay activities, hotel settlements, media partner settlement, record-to-report activities, book-to-cash activities;

Travel and Leisure — Service Offerings
TRAVGREEN	TRAVOPS

Identify steps to reduce carbon footprints in daily operations, such as route, stock keeping unit mix, fleet and fuel optimization, building management systems and vendor assessments;

Assess past performance in carbon reductions and dynamic forecasting of future impact;

Partner with greenhouse gas-reduction specialists to enable airlines achieve carbon neutrality;

Engage with responsible travel campaigns;

Brand improvement initiatives;

Value stream mapping, process consolidation and optimization, intelligent process automation design, analytics-driven process innovation, network and fleet management strategy, commercial strategy, enterprise performance management, net zero and ESG strategy, HR consulting, enterprise IT strategy, application portfolio assessment, PSS selection, new technology – AI / ML, blockchain, AR / VR, customer experience strategy design, digital marketing automation, digital asset diagnostics, loyalty strategy and advisory, revenue accounting consulting, financial performance benchmarking, financial process consulting, enterprise architecture design, big data consulting, cloud strategy, business intelligence strategy, data governance strategy;

Technology Tools / Platforms. We utilize the following technology tools and platforms in delivering services to our clients in this business unit:

•	WNS TravelBuddy: An industry-first modular platform powered by Gen AI and automation capabilities to address different aspects of corporate travel;

•	COMMAI: An end-to-end corporate and published commission comprehension and calculation platform, powered by Gen AI and ML, for OTAs and TMCs;

•	WNS EXPIRIUS: A digital customer experience model that integrates human-assisted design and domain expertise with AI-driven conversational insights and consulting-led strategies;

•	IRROPs: A Gen AI-enabled prediction module for irregular operations with event categorization, severity mapping and revenue impact analysis;

•	Verifare Plus 3.0SM: A fare audit solution;

•	BIDT Audit: An automated, cloud-hosted revenue integrity platform for the audit and recovery of any revenue losses resulting from non-compliance in travel agency bookings;

•	SeatSure: Intelligent automation for seating of minors;

•	QbaySM: A multi-GDS platform for queue management;

•	WNS ACOSS: An end-to-end cargo solution powered by intelligent automation, advanced analytics and domain expertise;

•	Claim fraud analytics: An automated analytics solution to identify fraudulent passenger and baggage claims;

•	AnciFly: An ancillary revenue analytics engine;

•	CFO digital cockpit: One-view analytical insights of the finance organization;

•	WNS TRAC: A unified and comprehensive suite of technology solutions designed to enable the futuristic agenda of chief financial officers (“CFOs”);

•

Financial Intelligence-in-a-Box (“FIAB”): This combines advanced analytics-led techniques, applications and methods designed to enable end-to-end data management and help improve control, prevent financial leakages, unlock working capital and bolster compliance;

•	InsighTRAC: An AI-led procurement analytics platform that tracks spends and identifies savings opportunities;

Shipping and Logistics

We are one of only a few providers of BPM solutions for the shipping and logistics market. Our strategic focus is demonstrated through our organizational structure, where we have a separate logistics vertical and approximately 6,000 dedicated logistics BPM professionals who cater to more than 24 leading logistics brands worldwide. Our client solutions span the entire shipment lifecycle, such as booking, documentation, core operations support, customer experience services, finance and accounting, customer experience services, business technology and data analytics.

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

As at March 31, 2024, we had 6,357 employees working in this business unit. In fiscal 2024 and 2023, this business unit accounted for 7.6% and 7.6% of our revenue, and 7.9% and 8.0% of our revenue less repair payments (non-GAAP), respectively.

Sub-verticals / Industry Sectors. The key shipping and logistics sub-verticals and industry sectors we serve include:

•	Global air express and courier companies;

•	Ocean shipping – Non-vessel operating common carrier, ocean liners, ports and terminals and shipping agencies;

•	Trucking – Less-than-truckload, full truckload, truck rental and leasing, compliance, safety and accountability; companies

•	Third-party logistics and fourth-party logistics services;

•	Rail; and

•	Transportation safety and compliance.

Service Offerings – We provide the following key areas of services to clients in this business unit:

Shipping and Logistics — Service Offerings
Sales and Marketing	Customer Experience Services	Document Processing	Operations Support
Tariff filing and maintenance, rate quotes, service contract / rate agreement creation and maintenance and actuarial services;	Customer file and debtor file administration, customer helpdesk, booking desk-phone / e-mail / electronic data interchange web, rating companies) and capital modeling, pricing and underwriting support, and catastrophe modeling;	Exports, bill of lading, processing, advance custom manifest submission, freight audit, billing and invoicing, vessel closures, imports, import data quality process / checks, arrival notifications, import general manifest filings with delivery order issuance, customers document processing, verified gross mass updating;	Vessel schedules – long-term support, vessel schedules – coastal, routing module maintenance, traffic control coordination, booking with carrier, hazardous cargo approvals, vendor management – vendor file administration, purchase order/job order creation, gate moves, ship husbanding, stowage planning, bay plan submission and distribution, inbound and outbound trans-shipment, maintenance and repairs, global stock reconciliation, container leasing validation, vessel performance reports, inventory management, chart corrections management, safety and environmental KPI monitoring onshore;
Transportation Safety and Compliance, and Analytics Services	Enterprise Shared Services	HR and Payroll	Sourcing and Procurement
Driver logs, driver qualification, video log monitoring, and miles without hours exceptions handling, comprehensive automotive logistics and administrative services;	Accounts payable, accounts receivables, disbursement accounting, credit and collections, agency reconciliations, general ledger / bank reconciliation, cash reporting and audit / vendor reconciliation, financial management reporting, vendor helpdesk, monthly closing / quarterly / yearly closing, treasury support, agency audits, claims management;	New hire setup, employee data changes, payroll enquiries;	Strategic sourcing, category management, contract management, spending analytics, and transactional procurement;

Research and Analytics	Technology Services
Metrics realization and analysis, network design and optimization, transport management, shipping performance management, tonnage analytics, carrier sourcing analytics, fleet analysis and maintenance, reverse logistics analytics, revenue analytics, and distribution center analytics; and	Intranet support, claims management, data hubbing, e-commerce registration, e-learning module content management, e-learning module content creation and intelligent automation services across segments; platform consulting and implementation support, consulting and transformation services (automation, business process re-engineering, digital).

Technology Tools / Platforms. We utilize the following technology tools and platforms in delivering services to our clients in this business unit:

•	Malkom.AI: WNS’ proprietary intelligent digitization and shipment execution platform powered by AI/ML, RPA infused with Gen AI ;

WNS Malkom: WNS Malkom is a proprietary platform underpinned by artificial intelligence and machine learning to re-define Less-than-Truckload (LTL) billing. The platform automates the end-to-end Bill of Lading (BoL) process, reducing any manual, repetitive and error-prone tasks;

•	DSOP: A digital SOP utility featuring functionalities for executing dynamic SOP creation and sophisticated SOP assist;

•

WNS RPA Center of Excellence (CoE): Designed to address the diverse business automation needs. It facilitates consultancy, gap analysis and more through a customer-facing user interface that gives a holistic, 360-degree view of automation possibilities for the business;

•

WNS Fire: A desktop app designed to enable organizations to build a top notch dispute management process by reducing resolution cycle time and maximizing customer satisfaction using real-time data and insights;

•	WNS Bridge: Real-time 360° visibility platform and reporting station;

•	Bolt: Micro Learning Knowledge reinforcement and dissemination tool; and

•

GLINT – An AI-powered learning experience platform and knowledge cloud, it facilitates employee journeys in the organization with learning, skilling and career mobility solutions. GLINT offers an extensive repository of digital learning materials available at all times and across all devices, facilitating the rapid development of skills and fostering a learning environment to motivate others.

Utilities

We are a leading utilities BPM solutions provider with domain expertise across the utilities value chain – generation, transmission, distribution and retail. Our solutions portfolio supports utility companies catering to the residential, industrial, and small and medium enterprise segments.

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

Our digital customer experience services are led by our go-to-market differentiator WNS EXPIRIUS, which is powered by our CoEs that leverage human-assisted design to integrate domain, technology and analytics to create a holistic digital experience. We have built eight modular digital solutions in the WNS EXPIRIUS suite, which enable us to offer on-demand scalable omni-channel service. Its contact strategy employs bot conversations to intelligently act on customer intent in a human-like manner, supporting major needs in billing, refunds, payment schemes and payment mode changes, home-moves, and mapping customer account information to power and utility trends. Using social media analytics and big data analytics across multiple channels, we help provide clients with a single view of the customer. Our analytics offerings include mining of structured and unstructured data, speech and text analytics, and revenue assurance analytics that includes home-move and void solutions, debt management, collections, vulnerable customer support and an analytics CoE. Our offerings in RPA, AI and ML include feasibility studies to identify processes, design and build solutions, and develop codes to automate processes for deployment in live environments. As an organization, we are also working on our oil and gas capability and building our renewable energy capability by evaluating a carbon emission model that is designed to not only help our clients but also their customers.

As at March 31, 2024, we had 5,706 employees working in this business unit. In fiscal 2024 and 2023, this business unit accounted for 5.9% and 4.9% of our revenue, and 6.1% and 5.2% of our revenue less repair payments (non-GAAP), respectively.

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

MRHP

MRHP covers diversified businesses (including manufacturing, retail and CPG, media and entertainment, telecom, hi-tech and professional services, and procurement;

Diversified Businesses (including Manufacturing, Retail and CPG, Media and Entertainment and Telecom)

We deliver comprehensive BPM solutions for diversified businesses, including manufacturing, retail and CPG, media and entertainment, and telecom. Across these industries, we have developed a suite of transformative digital and analytics solutions that are designed to optimize business performance and enhance customer experience. Our offerings include a host of platform-based and intelligent automation-driven solutions such as WNS’ FIAB designed to prevent financial leakages, unlock working capital and bolster compliance; WNS EXPIRIUS designed for enhanced customer experience and higher sales; warranty management BPaaS; supply chain planning suite and control tower; CPO TRAC (a procurement management solution to assist chief procurement officers (“CPOs”)) for digital-led procurement management; e-commerce digital merchandising and digital order management.

Our offerings also encompass advanced analytics solutions that help drive business performance, including working capital optimization, sourcing spend reduction, marketing spend optimization, merchandizing and assortment optimization supply chain risk reduction and increased customer lifetime value.

Leveraging our data and digital capabilities, we continue to build new domain focused solutions; especially in the imminent field of Generative AI. Some of these include:

1.	Co-pilot solutions for customer service associates that enable personalized conversations

2.	Personalized campaigns that improve loyalty and revenues

3.	Journal entry anomaly detection and classification with auto-generation of business rules and recommendations

As at March 31, 2024, we had 4,199 employees in this business unit. In fiscal 2024 and 2023, this business unit accounted for 14.3% and 14.7% of our revenue and 14.8% and 15.5% of our revenue less repair payments (non-GAAP), respectively.

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

Technology Tools / Platforms. We utilize the following technology tools and platforms in delivering services to our clients in this business unit:

•

FIAB: Financial Intelligence-in-a-Box combines advanced analytics-led techniques, applications and methods designed to enable end-to-end data management and help improve control, prevent financial leakages, unlock working capital and bolster compliance;

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

Sub-verticals / Industry Sectors. The key retail and CPG sub-verticals and industry sectors we serve include:

•	Beverage companies;

•	Fast food chains and restaurants;

•	Processed food suppliers;

•	Cosmetics and healthcare companies;

•	Apparel and footwear;

•	General merchandize retailers;

•	Specialty retailers; and

•	E-commerce retailers.

Service Offerings. We provide the following key areas of services to clients in this business unit:

Retail and Consumer Packaged Goods – Service Offerings
Strategy Solutions	Customer Experience Services	Supply Chain Solutions
Market entry strategy, balancing portfolio investments, consumer and market insights, innovation strategies, power brand strategy, marketing spending optimization;	Omni-channel (phone, e-mail, fax, website, live chat, social media) customer experience services;	Retailer-supplier collaboration for demand-driven supply chain and retail execution management, supply intelligence, supplier performance and risk monitoring, contract management, supply chain orchestration – global trade shared services, trading partner helpdesks, logistics;

Revenue Management Solutions	Content Services	Enterprise Shared Services
Planning and execution of transaction and interaction-based campaign strategies, loyalty management, credit control and collections, market mix promotions and assortment optimization	Product catalogs, user-generated content moderation, digital content protection, web / print content, website analytics and optimization; and	Finance and accounting services, statutory and compliance support, sourcing and procurement services, human resource services, IT service desk and application support.

Technology Tools / Platforms. We utilize the following technology tools and platforms in delivering services to our clients in this business unit:

•	WNS EXPIRIUS: A digital customer experience model that integrates human-assisted design and domain expertise with AI-driven conversational insights and consulting-led strategies;

•

WNS Skense: A proprietary cognitive data capture and contextualization platform, that leverages Gen AI and ML technologies to extract data from complex and unstructured sources using Large Language Models (“LLM”); it presents the contextualized information in a structured, usable format;

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

Hi-Tech and Professional Services

Our hi-tech and professional services (“HPS”) business unit’s objective is to help clients gain a competitive edge and outperform in their respective industries by leveraging digital transformation and tech-enabled solutions under a consultancy-led approach. We currently cater to more than 60 clients from our key delivery centers in India, Romania, China, the Philippines and Sri Lanka.

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

As at March 31, 2024, we had 4,606 employees in the business unit. In fiscal 2024 and 2023, this business unit accounted for 7.2% and 6.6% of our revenue, and 7.4% and 6.9% revenue less repair payments (non-GAAP), respectively.

Sub-verticals / Industry Sectors. The key HPS sub-verticals and industry sectors we serve include:

•	Internet and Social Media;

•	Enterprise Tech and Software;

•	Consumer Tech and Platforms;

•	Information Processing Services Providers;

•	Talent Advisory and Executive Search;

•	Strategy and Consulting; and

•	Real Estate and Investment Trust Services.

Service Offerings. We provide the following key areas of services to clients in this business unit:

Hi-Tech and Professional Services — Service Offerings
Internet and Social Media AND Consumer Technology and Platforms (including ID Verification Firms)	Enterprise Technology and Software	Information Processing Service Providers: Content Creation (Media Publishing and Legal Services Firms)

Revenue operations (lead generation and scrubbing, upper funnel management, subscription management, advertisement sales, digital and print advertisement operations, campaign management, agency and partner support);

Trust and safety (transaction monitoring, vendor and customer due diligence, KYC/AML document verification), fraud investigation, business-to-business content moderation (advertisement monitoring and review, IP infringement, spam reporting, and flagging false and misleading content);

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

F&A, Procurement, Contact center services, Human Resource Outsourcing (“HRO”) services;

Revenue operations (lead generation and scrubbing, upper funnel management, subscription management, advertisement sales, digital and print advertisement operations, campaign management, agency and partner support);

Trust and safety (transaction monitoring, vendor and customer due diligence, KYC/AML document verification), fraud investigation

F&A, Procurement, Contact center services, HRO services;

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

Hi-Tech and Professional Services — Service Offerings
Talent Advisory (Executive Search Firms)	Strategy and Consulting	Real Estate and REIT
Search lifecycle support, sourcing, pre-screening, name identification, interview and offer management, pitch book support, business intelligence, industry and company research, database clean-up, update and management, document management, marketing and business development support, talent consulting, contract checks and audits;

Domain-led consulting, decision support services and BPaaS services; we undertake strategic research projects and pitch books creation for consulting firms; we provide consulting support around technology solutions, organization design and workforce, governance, risk and compliance, digital strategy, and data modernization and analytics;

Workforce Management-as-a-Service, an end-to-end workforce management framework to forecast, schedule, monitor and report across the entire organization;

Training-as-a-Service, designed to provide training support to companies in a way that aligns with their operational workflows;

Transition-as-a-Service, supporting clients through all aspects of the transition process such as risk-fit assessment and change management; and

Quality-as-a-Service, enabling clients to achieve superior business outcomes by leveraging a variety of approaches, tools and frameworks, such as process re-engineering, end-to-end process diagnostics, customer satisfaction score and root cause analysis);

Real estate accounting, lease management, surveying and lettings support, business and financial research, real estate analytics, portfolio and fund accounting, sales and marketing support, end-to-end conveyancing process, contract management and secretarial services.

HCLS

HCLS covers healthcare and life sciences

Healthcare and Life Sciences

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

We are well-positioned in the pharmaceutical and biopharmaceutical industry with research and analytics expertise to support the product lifecycle and commercial operations. We enable our clients to engage in data-driven decision-making by leveraging our proprietary solutions such as PRECIZON (a cloud-based, natural language processing driven fully customizable competitive intelligence platform), Forecasto (a cloud-based self-serve forecasting platform for business planning cycles), GAGE (our self-serve analytics platform specifically designed for pharma), Unified Analytics Platform (a proprietary cloud-based business intelligence self-serve analytics platform), WNS Skense (a proprietary cognitive Gen AI-enabled data capture and contextualization platform), SocioSEER™ (a social media analytics platform), Therapy Area Analyzer (a proprietary therapy area knowledge repository, covering 12 disease areas and 120 indications and providing information on disease etiology, epidemiology and product analysis for 15 countries) and other technology or domain intellectual property (“IP”), which we have built with a view to delivering holistic value to our clients. We have built a strong BPaaS offering, combining domain services and a partner Pharmacovigilance (“PV”) automation solution.

We specialize in enabling the end-to-end sales and marketing value chain with an industry-led talent pool supporting key functions like sales force sizing, sales force effectiveness, market mix modeling, multi-channel marketing and attribution, and next-best-action marketing. Our analytics knowledge center comprises more than 1,200 analytics experts who leverage deep pharmaceutical domain knowledge, strong analytics capabilities and proprietary frameworks to deliver actionable business insights to leading pharmaceutical companies. Supporting our analytics team is a strong group of technical experts skilled across various data-related domains, including platform-agnostic data hosting, curation and governance, data ingestion, visualization and big data feed for advanced analytics.

We seek to create value for our healthcare payer clients, helping them deliver value-based care to their members by driving claims transformation, managing end-to-end clinical programs and delivering claims decision support by leveraging technology and domain to optimize clinical and administrative costs, improve quality and provide superior member and provider experience. For healthcare providers, we deliver clinically empowered revenue cycle management designed to improve financial performance and modernize customer experience. For third-party administrators, we seek to enable high compliance and cost savings through our innovative medical bill review solution, RADAR. Our solution modernizes workflows and leverages analytics, clinical knowledge and domain-backed technology to create an exceptional customer experience that seamlessly engages with providers, payers and patients with a view to delivering value-based care.

Further, we believe we are well-positioned to be a strategic provider, helping the healthcare industry deliver benefits management across several key specialty healthcare areas, including radiology, cardiology, oncology, sleep care, orthopedics and pain management. Our analytics-based medical-content-rules-driven platforms, Consult™ and Protus™, seek to deliver the right care to patients and reduce cost of care for our clients in the process.

As at March 31, 2024, our business unit had 5,759 employees including medical practitioners, registered nurses, pharmacists, healthcare graduates and analytics professionals. In fiscal 2024 and 2023, this business unit accounted for 13.4% and 15.7% of our revenue and 13.8% and 16.6% of our revenue less repair payments (non-GAAP), respectively.

Sub-verticals / Industry Sectors. The key healthcare and life science sub-verticals and industry sectors we serve include:

•	Durable medical equipment manufacturers;

•	Health insurance companies;

•	Healthcare provider practices, hospitals and diagnostic centers;

•	Pharmaceutical, biotech and medical technology companies; and

•	Third-party administrators.

Service Offerings. We provide the following key areas of services to clients in this business unit:

Healthcare and Life Sciences — Service Offerings
Providers	Payers	Durable Medical Equipment Manufacturers	Enterprise Shared Services	Pharmaceutical and Consumer Health
Revenue cycle management, medical coding, bill preparation, receivables management, payment posting, debt analysis;	Claims administration, member and provider services, clinical support, Diagnosis Related Groups (DRGs), overpayment recovery, fraud detection and investigation, utilization management services (that is, optimizing payer healthcare spend on areas such as tests and procedures without compromising the patient care-quality-safety norms);	Order management, sales support and complaints, billing and submission, fulfillment support, collections, patient services, collection analytics, reporting and dashboarding, sales force effectiveness;	Finance and accounting, workflow / platforms, research and analytics (knowledge process outsourcing), technology solutions, front-end / mailroom, customer experience / helpdesk services; procurement support; and	Medical affairs, PV medical information helpdesk, scientific communication, patient and healthcare provider experience, competitive intelligence, pipeline analysis, product profiling, forecasting, key performance indicators reporting, epidemiology analysis, market opportunity assessment, social media analysis, key opinion leader research, modeling and tool building support, pricing analytics, patient data analytics, market mix model, big data platform development, data governance, and scientific content development and medical information management.

Technology Tools / Platforms. We utilize the following technology tools and platforms in delivering services to our clients in this business unit:

•	PRECIZON: A SaaS-based, natural language processing-driven fully customizable competitive intelligence platform;

•	SocioSEER™: A social media analytics platform;

•	Unified Analytics Platform: A proprietary cloud-based business intelligence platform;

•	WNS Forecasto: A cloud-based forecasting platform for business planning cycles;

•	WNS Gage: A proprietary self-serve analytics platform, with pre-built key performance indicators (“KPIs”), designed for pharmaceutical companies;

•	Therapy Area Analyzer: A proprietary therapy area knowledge repository;

•	Consult™: A clinical decision support technology platform;

•	TrackBox: A proprietary workflow management solution; and

•

WNS Skense: A proprietary cognitive Gen AI-enabled data capture and contextualization platform, powered by AI and ML techniques, which extracts data from multiple unstructured and structured sources without the need for an input template / rule-based set-up. It presents the contextualized information in a structured, usable format.

BFSI

BFSI covers banking and financial services, and insurance.

Banking and Financial Services

Our banking and financial services practice supports more than 35 leading clients, including large commercial and retail banks, wholesale and retail lenders, wealth advisors, asset managers, investment banks, private equity firms, hedge funds, financial technology (or commonly referred to as FinTech) organizations and mortgage servicing companies, with a comprehensive suite of BPM and transformation solutions.

We seek to add value to our clients’ businesses by improving customer experience, unlocking cost efficiencies and revenue opportunities, streamlining processes, and leveraging a wide range of process re-engineering, automation (robotic and non-robotic), and digital and advanced analytics (AI/ML as well as Gen AIML) solutions.

As at March 31, 2024, we had 4,641 employees working in this business unit. In fiscal 2024 and 2023, this business unit accounted for 8.1% and 6.7% of our revenue, and 8.3% and 7.1% of our revenue less repair payments (non-GAAP), respectively.

Sub-verticals/Industry Sectors – The key banking and financial services sub-verticals and industry sectors we serve include:

•	Retail and commercial banking;

•	Mortgage and loans;

•	Wealth and investment banking;

•	Financial technology;

•	Asset management;

•	Financial advisory firms;

•	Financial research and financial market intelligence companies;

•	Trade finance; and

•	Private equity and hedge funds.

Service Offerings – We provide the following key areas of services to clients in this business unit:

Banking and Financial Services — Service Offerings
Retail Banking	Commercial Banking	Capital Markets	Mortgage

On-boarding: Application processing, document review and verification, KYC and customer due diligence, underwriting, spend limit, payments checks, cards and remittance, fraud management, disputes and chargebacks, default management;

Servicing: Maintenance, account closure, amendment/liquidation of deposits, bereavement, customer support, transaction processing, complaints and disputes handling,, fraud detection and management, chargebacks, AML transaction monitoring, client screening and payment screening (sanctions);

Bancassurance: Application verification, suitability verification, payment and issuance, clawback/withdrawals, lapsed policy issuance, commission reconciliation;

On-boarding: Application processing, KYC/ultimate beneficial owner verification, MOA partnership, auth-signatory validation, client screening and payment screening (sanctions);

Servicing: Maintenance, account closure, amendment/liquidation of CDs;

Credit Risk: Credit analysis, probability of default/loss given default, financial statement spreading, risk grading support;

Loan Closing and documentation: Due-diligence, limit setup, collateral setup, documentation, booking, funding, closing and post close review;

Operations: Collateral management, covenant monitoring, renewals, annual reviews, settlement, rollovers, billing, limit monitoring, amendments and settlements;

Cash Management: Funds transfer, Nostro/Vostro (these terms are used with reference to one bank maintaining money at another bank), reconciliation, lockbox payment processing, payroll processing, AML transaction monitoring;

Trade Finance: Letter of credit issuance; document collection, acceptance and payments, export bills negotiations, guarantees, financing, bank guarantee issuance and amendment, bill discounting, receivables, pre and post shipment finance, customer service, trade-based money laundering support;

Front Office: Sales and marketing support, lead generation;

Client onboarding, KYC/AML screening, customer services and maintenance, account administration;

Middle Office: Portfolio management, risk and compliance, performance measurement and attribution, client reporting, regulatory reporting, trade support- confirmation and allocations, pre-matching and settlements;

Back Office: Reconciliation, fund accounting, shadow accounting, client billing, reference data management, security master and corporate actions;

Origination: Application processing, pre-underwriting, underwriting QC, conditions management, clear-to-close reviews, closing support, pre-funding QC, post-close audit, Pre-purchase audit for retail, consumer direct loans and correspondent loans;

Servicing: Loan boarding and administration, remittances, escrow analysis, investor accounting and reporting, lien release and payoffs, customer service, credit reporting, complaints handling;

Default Management: Loss mitigation workouts, foreclosure support, borrower research, loan modification, forbearance support, early stage collections;

Secondary Market: Trailing doc follow-up, pre-purchase audit, forensic and non-forensic audit;

Banking and Financial Services — Service Offerings
Fintech	Enterprise Shared Services	Research and Analytics
Application processing: support/helpdesk, customer service, complaints handling, customer screening, transaction monitoring, fraud management and chargebacks, operations advisory and transformation consulting services, regulatory and compliance support, KYC and AML screening;

Finance and accounting: accounts payable, travel and expenses management, general ledger, budgeting and forecasting, financial planning and analysis, reporting, capital management support, asset liability management;

Sourcing and Procurement: Strategic sourcing, category management, contract management, spend analytics, transactional procurement; vendor management; and

Financial research and modeling: market and industry research, macro-economic research, investment screening and thematic research, quantitative research, ESG overlays, equity research, credit research, Equity Capital Markets (ECM)/ Debt Capital Markets (DCM) research, pitchbook support, fraud analytics, model risk management.

Technology Tools/Platforms – We utilize the following technology tools and platforms in delivering services to our clients in this business unit:

•	Unified work Orchestration Platform – An integrated workflow layer on top of existing platforms to streamline operations

•	Card dispute management system: A cards chargebacks and disputes management solution to help banks handle card-related disputes;

KYC customer lifecycle management – Workflow solution to address the KYC lifecycle management;

•	Mortgage-as-a-Service – Integrated solution to process mortgage origination operations leveraging a digital platform with pre-configured RPA/AI Bots;

•	Financial researcher – Gen AI powered solutions for automating financial research tasks;

•	TrustHall – Hyperautomation-powered solutions for contract management in the area of capital markets and beyond;

•	ESGHall – Hyperautomation-powered solutions for managing compliance with ESG imperatives and reporting thereon;

•	Connected compliance – Hyperautomation-powered solution for compliance tracking and reporting;

•	Delinquency management – A loan delinquency and collections management platform;

•	Loan management solutions – Hyperautomation-powered solution to manage retail and commercial lending;

AI/ML and Gen AI powered solutions

Gen AI- adverse news screening – Gen AI-based solution with an un-biased summarization of search results, sentiments and relevant score;

•	KYC (ultimate beneficial owner) Accelerator – RPA-powered solution to automate KYC tasks associated with detection of ultimate beneficial owners

•	Knowra+ – Gen AI-based agent assist solution facilitating faster resolution of queries from high net worth individuals and retail investors

•	Gen AI Response Interface – Email extraction and summarization solution powered by Gen AI

•	Skense Credit – An AI-based financial statement spreading tool.

Insurance

Our insurance services are structured into multiple lines of business and cater to a diverse and sizeable number of clients globally. We offer industry-specific and cross-industry solutions combining our deep industry knowledge with automation, digital technology, analytics and process expertise to co-create digitally enabled transformational solutions.

Our solutions span the end-to-end insurance value chain for life, annuity and general insurers, brokers, loss adjusters, syndicates and managing general agents (“MGA”) in the Lloyd’s of London market space. Our services include new business and policy administration services, underwriting support and delegated underwriting, actuarial services, end-to-end claims management, finance and accounting, customer experience management, analytics and transformation services. Our service models provide go-to-market solutions for back-office support, customer experience services, capabilities for new product introductions and sales enablement.

Historically, our insurance vertical grew as we opened delivery centers in new geographies and expanded our digital footprint with new solutions. We have invested in co-creation labs and digital transformation practices to develop end-to-end modularized digital solutions. These solutions leverage hyperautomation, robotics, cognitive automation, advanced analytics, AI, blockchain and IoT.

Some of our recent initiatives include:

•	Setting up an office in Lloyd’s of London – a first for any BPM company

•	Setting up an insurance service delivery center in Malaysia (in Kuala Lumpur)

•	Enhancing the scope of our solutions by adding travel claims processes and complex actuarial services, such as IFRS17 implementation support and pricing support activities

•	Launching our first claims subrogation product in the market – Subrogation-as-a-Service – enabling insurers to handle end-to-end subrogation

•	Establishing licensed capabilities in P&C sales and service in North America

•

Offering WNS InVog (Insurance-in-a-Box) – a target operating model designed to provide insurers with the combined advantage of technology platforms and BPaaS – to a diversified portfolio of clients, especially in the Lloyd’s of London market and covering a spectrum of syndicates, MGAs and brokers

As at March 31, 2024, we had 13,074 employees working in this business unit. In fiscal 2024 and 2023, this business unit accounted for 27.3% and 26.8% of our revenue, and 25.1% and 22.9% of our revenue less repair payments (non-GAAP), respectively.

Sub-verticals / Industry Sectors. The key insurance sub-verticals and industry sectors we serve include:

•	Life insurance, pensions and annuity providers;

•	Property and casualty insurance providers;

•	Reinsurers;

•	Insurance and reinsurance brokers;

•	Loss assessors; and

•	Lloyd’s of London market syndicates, MGAs, coverholders and brokers.

Service Offerings. We provide the following key areas of services to clients in this business unit:

Insurance — Service Offerings
Operations	Actuarial Services	Enterprise Shared Services	Research and Analytics	Customer Experience Services
Underwriting support and delegated underwriting, supply chain, claims management, policy administration, risk and compliance, premium / billing management, mailroom operations, contract issuance/ change management, channel management and reinsurance services;	In-force model projections / reporting, financial modeling, product management and pricing, capital management, asset-liability management, reserving and claims analysis, solvency II (a regulatory framework applicable to insurance companies) and capital modeling, pricing and underwriting support, and catastrophe modeling, IFRS17 implementation support;

Finance and accounting, technology support, HR and payroll, and consulting services;

Sourcing and procurement (strategic sourcing, category management, contract management, spending analytics and transactional procurement);

Platform consulting and implementation support, consulting and transformation services (automation, business process re-engineering and digital);

			Claims analytics, subrogation and recovery analytics, fraud analytics, customer analytics, broker analytics, underwriting analytics, reserve estimation, risk selection and analytics, speech analytics, pricing analytics, data mining and management services, reporting, dashboarding and visualization, data science and predictive modeling across claims, and claims liability decision tool; and	Sales and service, customer analytics, customer inquiry management and customer information administration across multiple communication channels including chat, voice and email.

Technology Tools / Platforms. We utilize the following proprietary and partnership-driven digital solutions to deliver services to our clients in this business unit:

•	WNS EXPIRIUS microservices, which include:

•	EXPIRIUS ConverseEX – a conversational cognitive self-serve solution;

•	EXPIRIUS CloudServEX – an omni-channel cloud Contact Center-as-a-Service offering;

•	EXPIRIUS AssistEX – a proactive and real-time agent assistance solution with automation and a knowledge management system;

•	EXPIRIUS TranslateEX – a real-time language translation solution;

•	EXPIRIUS EngageEX – a workforce engagement suite;

•	EXPIRIUS RemoteEX – user monitoring for security and compliance;

•	EXPIRIUS ElevateEX – comprehensive customer insights and integrated Analytics-as-a-Service; and

•	EXPIRIUS JourneyEX – a customer journey discovery and orchestration solution.

•	Complaint Assist: A Gen AI-enabled solution for effective tracking, monitoring and management of complaints, with the objective of minimizing the risk of regulatory breaches;

•

Straight through processing (“STP”) solution: Facilitating STP of claims from lodgment to customer fulfillment for motor and travel product lines, this Gen AI-enabled solution is deployed in partnership with:

•

Rightindem – An orchestration engine that enables integration of different technological capabilities across the claims value chain combined with an electronic notification-of-loss feature for reporting motor and property claims in a conversational style;

•	Formotiv – Designed to provide digital behavioral data and intent scores to enable intuitive and personalized digital experiences;

•	Attestiv – A solution designed to authenticate digital media captured by any person or device using AI and blockchain;

•	Inspekt Labs – A solution for damage detection using computer vision technology, eliminating the need for physical inspections;

•	Verisk: A tool for intelligent and versatile liability assessment and first notice of loss (“FNOL”) decision-making;

•

Digital underwriting workbench: An end-to-end workflow with rules, real-time reports, dashboards and a unified view of data, enabling enhanced controls and STP, this workbench also seeks to provide data-based insights for better decision-making in pricing and underwriting risks;

•	HIFFI: A one-touch home insurance quote-to-buy solution;

•

Credit hire and bodily injury solution: End-to-end simplification of credit hire and bodily injury claims with the objective of optimizing third-party spend and mitigate litigation and regulatory risks;

•	eAdjudicator: This automates the end-to-end claims adjudication process, real-time operations and business dashboards;

•

WNS Skense: A proprietary cognitive data capture and contextualization platform, that leverages Gen AI and ML technologies to extract data from complex and unstructured sources using LLMs; it presents the contextualized information in a structured, usable format;

•	Messenger Connect: This allows a customer to instantly lodge a claim anytime from anywhere through a convenient messenger medium, such as WhatsApp and short message service (“SMS”);

•	E-FNOL: A self-service app for registering claims and follow-ups;

•

Underwriting Pricing Accelerator: Advanced analytics integrated with an AI-based pricing engine for commercial decisions relating to policy underwriting, including insights from cross-selling, premium calculation, profitability and probability modeling, and risk scoring;

•

Unified Analytics Platform (“UAP”): A cloud-based, modular platform combining data management, domain analytics and proprietary pre-built industry-specific AI / ML models to deliver different analytics interventions across the claims and underwriting value chain, such as fraud detection, propensity modelling, total loss prediction, etc.;

•

Subrogation-as-a-Service: An end-to-end subrogation technology-cum-services suite for auto and property claims that covers Gen AI-based liability evaluation, demand preparation and recovery chasing across different service lines, such as insured subrogation, uninsured motorist, medical recoveries, adverse subrogation, litigation and arbitration management;

•

Annuity Universe: This solution offers real-time recommendations for strategic decision-making of annuities businesses through multidimensional analysis of large data from products and customers segmented by country, customer likeability, age, income and premium;

•	Claims Lodgment Intelli-bot: An e-mail-based automation claims lodgment and adjudication solution;

•	Device Protection Knowledge Graph: A solution for InsurTech clients to establish the relationship between multiple datasets to provide effective device protection service; and

•	Ondo: A claims prevention solution that aims to reduce the frequency and severity of water damage claims.

Horizontal Units

Finance and Accounting

Our finance and accounting services encompassing an array of end-to-end industry-specific and cross-industry solutions are powered by deep domain knowledge, data-to-insights capabilities and digital innovation. We seek to drive end-to-end finance transformation leveraging hyperautomation, AI-driven solutions like Gen AI, cognitive computing, natural language processing, ML, blockchain, IoT, BPaaS platforms, embedded analytics and process re-engineering frameworks.

As at March 31, 2024, we had 8,691 employees in this horizontal unit. In fiscal 2024 and 2023, this horizontal unit accounted for 21.5% and 23.0% of our revenue, and 22.2% and 24.3% of our revenue less repair payments (non-GAAP), respectively.

Sub-vertical / Industry Sectors. The key industry sectors we serve include:

•	Retail and CPG;

•	Insurance;

•	Energy and utilities;

•	Healthcare and Life Sciences;

•	Media and entertainment;

•	Banking and financial services;

•	Telecom;

•	Manufacturing;

•	Shipping and logistics;

•	Travel and leisure;

•	Hi-tech and professional services; and

•	Other emerging industries.

Service Offerings. We provide the following key areas of services to clients in this horizontal unit:

Finance and Accounting — Service Offerings
Source-to-Pay	Quote-to-Sustain	Record-to-Report	Decision Support

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

Record: Master data management, bookkeeping, cash and bank transactions, fixed assets, intercompany and general accounting;

Close and Consolidation Report: Financial reporting, statutory reporting,, regulatory reporting and taxation;

Budgeting, forecasting, variance analysis and management reporting; Decision support analysis, financial modeling, dashboarding and analytics

Finance and Accounting — Service Offerings
Corporate Functions	Supply Chain Finance	Governance, Risk, Compliance and Audit Services	Industry-specific Accounting
Treasury, cash management, financial planning and analysis, tax and compliance, decision support and management accounting;	Product costing, inventory accounting, manufacturing accounting, supply chain analytics and supply chain fulfillment support;	Governance consulting, risk analytics services, compliance services and audit services; and	Passenger revenue accounting, revenue audit and recovery, land commission reconciliation, claims management, loan account maintenance, royalty accounting, actuarial, fiduciary accounting, trip records, freight and fuel charges accounting, cost accounting, franchise accounting, meter reading, pre-payment billing and disbursement accounting.

WNS CFO Advisory Services: We seek to deliver to our clients innovative transformation solutions focused on facilitating their progression along the maturity curve across process, technology and analytical interventions. Our pool of consultants seeks to help customers achieve this through varied advisory service offerings, enabling value creation for the CFO and organization. These advisory services are primarily classified into:

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

•

Finance Analytics: This includes FIAB, a proprietary suite of advanced analytics offerings for CFOs, to generate insights and aid in decision-making with enhanced visibility and control. The following are the primary applications under FIAB:

•

WNS Vizonar.ai FP&A Analyst Console: Generative AI-powered report generation application designed to generate comprehensive reports from extensive textual and numeric data, primarily comprising financial information. It generates comprehensive reports, including a complete financial dashboard overview, historical data summaries, impact analysis, news article analysis, comparative financial analysis, and interactive chatbot, saving time and resources;

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

•	WNS Sentry: automating quality audit combining analytics, and proprietary algorithms to identify processing errors upfront to aid improvement in posting accuracy;

•	WNS Forecaster: advanced time series forecasting models for planning purposes;

•	WNS Predictor: automating predictive modeling to improve usage by non-data-scientists; and

•

WNS Risk and Audit Analytics: A risk and audit analytics application designed to identify the right set of audit targets from accounts payable invoices and travel and expense claims using a range of intelligent statistical and forensic methods.

•

Compliance and Control: This includes process controls framework design, Sarbanes-Oxley Act-related controls (design, testing and reporting), internal audit support and accounting standards change support (for example, for IFRS 17 implementation and US GAAP long duration targeted improvements). Our GRC program is focused on working towards streamlining, optimization and generating Intelligent insights to enhance and enrich the transformation journey for our clients.

Customer Experience Services

Our digital CX services are enabled by our proprietary solution WNS EXPIRIUS, powered by Gen AI, which integrates human-assisted design and domain expertise with conversational insights and CX consulting-led strategies to create a holistic customer experience.

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

As at March 31, 2024, we had 16,011 employees in this horizontal unit. In fiscal 2024 and 2023, this horizontal unit accounted for 20.2% and 19.4% of our revenue, and 20.8% and 20.4% of our revenue less repair payments (non-GAAP), respectively.

Sub-verticals / Sectors. The key industry sectors we serve include:

•	Healthcare and life sciences;

•	Manufacturing;

•	Retail and CPG;

•	Shipping and logistics;

•	Banking and financial services;

•	Insurance;

•	Travel and leisure;

•	Procurement;

•	Utilities; and

•	Hi-Tech and professional services.

Service Offerings. We provide the following key areas of services to clients in this horizontal unit:

Customer Experience Services — Service Offerings
Customer Experience Consulting	Centers of Excellence	Digital Transformation Framework	Engagement Models

Cutting-edge technology, proven methodologies and frameworks, and human-assisted solutions;

Expertise across CX initial state assessment, customer journey mapping, customer interaction analytics, omnichannel engagement and hyper-personalized solutions, customer analysis, intelligent automation;

WNS’ industry-contextualized CoEs combine domain experts with WNS EXPIRIUS;

Four CoEs: WNS Sales CoE (A “Sales + Service” bundled offering designed to transform order-taking contact centers to revenue-generating profit centers), WNS Fulfillment CoE (designed to enable seamless, omni-channel, and unified fulfillment experiences through a digital and analytics driven approach), WNS Assisted Digital Channels CoE (leverages an integrated omni-channel contact strategy, underpinned by AI, cognitive and analytical solutions), and WNS’ Smart Collections CoE (one-stop shop solution for all challenges faced by our clients in debt management, including redefining debt strategy, consulting-driven approach towards improving collections metrics, collections analytics and performance management;

		WNS’ Digital Transformation team is designed to ideate, curate, recommend and deploy disruptive and transformative initiatives for our clients and prospects. These transformation initiatives are domain-agnostic and cover facets including CX / NPS improvement, sales and revenue uplift, digital adoption of end customers, reducing cost of operations and enriching user experience;	This offering has different contact center functions and provides them as a service to our clients, i.e., Quality-as-a-Service (“QaaS”) and WFM-as-a-Service. QaaS is an offering by which WNS provides staff augmentation to its clients by extending its robust quality management framework. WNS has extensive experience in managing the WFM practices of its clients, right from volume forecasting till managing real-time adherence.

Technology Tools / Platforms. We utilize the following technology tools and platforms in delivering services to our clients in this horizontal unit:

•

WNS EXPIRIUS Framework: WNS EXPIRIUS is a unique CX solution that integrates human-assisted design and domain expertise with Gen AI-driven conversational insights and CX consulting-led strategies to create a holistic digital customer experience. We collaborate with leading enterprise platform providers, CX technology players, original equipment manufacturers, in-house technology experts and analytics specialists to co-create domain-specific solutions leveraging the right digital infrastructure. As a result, under the EXPIRIUS umbrella, we have created a toolkit of bolt-on microservices, which can be adopted by clients to complement their existing digital CX landscape and deliver business outcomes.

•

EXPIRIUS ConverseEX enables businesses to design the right contact strategy — from messaging bots to conversational interfaces across channels — to intelligently act on customer intent in a human-like manner by leveraging AI/Gen AI capabilities;

•	EXPIRIUS CloudServEX enables anytime, anywhere omni-channel contact center access with on-demand scalability and business continuity;

•

EXPIRIUS AssistEX empowers contact center agents to drive meaningful interactions with customers through real-time guidance for improved brand experience. WNS has curated pointed solutions leveraging Gen AI to enable agents with the most appropriate response/resolution for a particular query, as well as be able to aptly summarize interactions;

•	EXPIRIUS TranslateEX provides instant support across all languages on digital channels via real-time language translation, and is supported by human curation to deliver native-speaker proficiency;

•

EXPIRIUS EngageEX leverages a compendium of best-in-class practices for operational oversight, delivered through AI-powered business performance dashboards and intelligent workforce management supporting agile delivery models. As part of this micro-service, WNS has built solutions to address robust training and self-coaching needs using AI capabilities that improves agents’ adaptation timeline as well as empowers contact center trainers to be more effective;

•	EXPIRIUS RemoteEX strengthens the remote work environment beyond data and workstation security by leveraging AI and analytics for operational oversight, security and compliance;

•

EXPIRIUS ElevateEX provides a “single source of truth” through intelligent conversation mining across channels, VoC analytics and AI-based custom predictive models with pre-defined lexicons, enabling faster decision-making for change managers in driving relevant transformation initiatives; and

•

EXPIRIUS JourneyEX leverages customer touchpoints (across self-service and assisted service channels) to hyper-personalize journeys in real time, derive actionable insights, and tailor an optimum contact strategy for a true omni-channel customer experience.

We have successfully initiated new capabilities across the customer interaction lifecycle with:

•

Gen AI enabled E2E email management tools for corporate travelers: Currently under development, an intuitive platform that encompasses functionalities across the length and breadth of the travel customer journey. This platform is powered by Gen AI to accomplish the following:

•	Conversational interface with customers with contextual responses

•	Automated workflows for email management, process orchestration and exceptions

•	Automating complex business process around re-booking

•	Proactive notifications relevant to the industry scenarios

•	Analytics-driven customer profiling (Customer 360)

•	Hyper-personalization around preferred recommendations

•

Digitally Simulated Training Environment & AI-Coach: An intelligent training solution that drives engaging and video simulation led experiential learning and development resulting in a shortened learning curve and increased adaptability of new hires. This is complemented with an AI-enabled training “coach” that has the flexibility of modularizing complex customer conversations with best responses to improve CX/NPS and other key contact center metrics including sales & revenue uplift. We have started deploying this solution.

•	Knowra+ - empowers contact center agents to drive meaningful interactions with customers through real-time guidance for improved user experience. This tool has:

•	Virtual SME Bot - Agent facing conversational bot and knowledge portal that allows agents to ask process related questions mapped with specific responses or redirection links

•

Guided Workflow - Live decision tree that provides step by step guidance to agents (based on manual inputs or automatically derived intents) and includes smart decision-making through integration and attended desktop automation

•

After-call Work Automation - Automatically captures call notes in a predefined template which is presented to the agent for review. Optionally update back-end systems or execute a task through APIs / desktop automation

WNS Triange

WNS Triange seeks to deliver business growth and innovation with AI, analytics, data and research for 200+ global companies. With a specialized team of over 6,000 analysts, data scientists, data engineers and domain experts, WNS Triange aims to translate data into insights for improved decision-making. Comprising three core pillars, namely Triange Consult (the consulting arm), Triange NxT (with AI-led proprietary platforms powered by Gen AI) and Triange CoE (the domain and technology arm), WNS Triange seeks to seamlessly blend strategy, industry-specific needs, AI and ML operations, and intelligent cloud platforms.

With deep domain understanding across industries as the foundation, WNS Triange aims to help businesses ask the right questions to accurately identify all the critical challenges, strategize on clear goals, translate them to impactful actions and achieve desired outcomes at speed and scale.

WNS Triange’s modular cloud-based platforms and solutions employ advanced AI and ML to enable end-to-end data integration and processing in order to generate actionable insights. WNS Triange leverages the combined strength of domain expertise, co-creation labs, strategic partnerships and outcomes-based engagement models.

As at March 31, 2024, we had 3,811 employees in this horizontal unit. In fiscal 2024 and 2023, this horizontal unit accounted for 12.4% and 10.8% of our revenue, and 12.7% and 11.3% of our revenue less repair payments (non-GAAP), respectively.

Sub-vertical / Industry Sectors. The key research and analytics sub-verticals we serve include:

•	Manufacturing;

•	Retail and CPG;

•	Banking and financial services;

•	Insurance;

•	Healthcare and Life Sciences;

•	Travel and leisure;

•	Utilities; and

•	Other emerging industries.

Service Offerings. We provide the following key areas of services to clients in this horizontal unit:

WNS Triange – Service Offerings
Triange Consult	Triange NxT	Triange CoE
Triange Consult seeks to accelerate data-driven digital transformation for clients, enabling them to become insights-led enterprises through our consulting expertise, frameworks and transformation roadmaps; Triange Consult offer toolkits across industry vertical for comprehensive roadmaps, gap analyses, change management, and governing standards and processes to help organizations attain their analytics goals; Triange Consult’s design thinking-led co-creation approach and comprehensive frameworks deliver data-driven transformation roadmaps for organizations in different areas;

Triange NxT adopts an AI-led platform approach leveraging domain expertise and intelligent cloud-based capabilities to drive business value at scale and achieve faster time-to-market for enterprises; It deploys proprietary pre-trained industry-specific AI / ML models customized to organizational requirements; Triange NxT platforms are now enabled with Gen AI capabilities to deliver superior business outcomes to clients;

Key Triange NxT offerings include Unified Analytics Platform (used across industries such as insurance, manufacturing and retail and CPG) and WNS Skense;

With a cloud-first approach, Triange NxT platforms seek to contribute to sustainability from development to deployment; by applying Infrastructure-as-Code and optimally designed ML models, Triange NxT aims to ensure energy savings for our clients; our platforms’ well-architected framework for workload sustainability aligns with principles of green software; the design principles of sustainable workloads help in optimal usage of computing resources and energy consumption; adoption of cloud technologies from Azure, GCP and AWS ensures the implementation of green software philosophy; Triange NxT’s AI / ML models are built using responsible AI frameworks, covering principles such as inclusivity and non-discrimination, reliability and safety, privacy, security, transparency, explainability and accountability; and

Triange CoE combines industry and domain expertise, AI assets, intelligent cloud offerings, frameworks, best practices and strategic partnerships to modernize enterprise data landscape and accelerate our clients’ digital transformation; Triange CoE drives the end-to-end execution of industry-specific analytics programs that fuel AI-led transformation across the value chain in outcome-based engagement models.

Technology Tools / Platforms. Some of the key platform-driven offerings that are part of Triange NxT include:

•

Unified Analytics Platform (“UAP”): This is our cloud-based, modular platform combining data management, domain analytics and proprietary pre-built industry-specific AI / ML models. Apart from Gen AI integration, UAP features cloud-agnostic architecture, cognitive analytics, democratized analytics, flexible deployment, plug-and-play architecture, seamlessly integrated user experience and 360-degree view for all business users. The platform includes:

•

UAP Insurance: This AI-based end-to-end platform for insurance combines data management, insurance domain analytics and proprietary, pre-built AI / ML models integrated with Gen AI. The platform hosts pre-built insurance-specific modules, such as Claims, Pricing, Underwriting and Fraud, and Bordereaux management, as well as domain-agnostic modules such as Customer and Sales & Marketing;

•	UAP Demand Planning: This AI-led platform seeks to build optimal demand planning for manufacturing and CPG industries;

•	UAP Market Mix Model: This AI-led platform seeks to optimize marketing spends across channel to maximize return on investment;

•	InsighTRAC: This AI-led procurement analytics platform tracks spends and identifies savings opportunities;

•	PRECIZON: This SaaS-based pharmaceutical competitive intelligence solution is powered by WNS’ deep therapeutic expertise and an AI / ML-enabled platform;

•

Forecasto: This is a customized online platform that supports forecasting across the product lifecycle – pre-launch, launch and in-line – and underpins key processes, such as strategic planning, long-range forecasting and budgeting, designed to reduce TAT during stakeholder alignment and consensus building;

•	SocioSEER™: This is a social media analytics platform;

•	Sentinel: This AI-led tracking tool is meant for early identification of trends for new product development;

•	Darwin: A workflow management tool; and

•

WNS Skense: This is an enterprise-grade cognitive data capture and processing platform underpinned by AI and ML to drive business outcomes. WNS Skense uses 40+ proprietary pre-built domain-specific AI models to extract and contextualize data from unstructured industry-specific sources. It harnesses LLMs as well as domain-specific AI models – such as Skense for insurance, Skense for cargo, Skense for banking and financial services, Skense for healthcare (clinical summarization) and Skense for procurement – adapting them to the unique requirements of diverse sectors. WNS Skense is available on the Azure marketplace and is an AWS Partner Qualified Software based on foundational technical review assessments.

Technology Services

Our technology strategy for clients has been to leverage established and emerging technologies to re-define existing business models, embed process intelligence and automation into business operations, and drive organizational agility through scalable and integrated solutions and services.

At the core of our technology strategy is “WNS TRAC ®,” which is a consolidated suite of comprehensive digital BPM solutions. It combines the strengths of deep domain and technology expertise, a global partner ecosystem and end-to-end service provisioning (from consulting / advisory to implementation, support and managed services).

WNS TRAC ® solutions are pre-configured with best practices and industrialized accelerators designed to drive development and adoption of cloud-native applications, intelligent automation, AI/ML and Gen AI-led solutions – with a host of deployment options and commercial models to choose from. Available as all-inclusive BPaaS or plug-and-play solutions that are designed to seamlessly integrate with clients’ existing technology environment, our digital solutions seek to drive transformation for today’s anytime-anywhere consumers.

WNS-Vuram is WNS’ hyperautomation division. Its strategy is to combine domain expertise with technological prowess to build industry-specific and industry-agnostic hyperautomation platforms and solutions to drive business outcome for clients. WNS-Vuram seeks to offer end-to-end integrated services across process discovery/mining, intelligent document processing, intelligent business process management software and low-code capabilities, and RPA/intelligent automation. It aims to provide sustainable automation to customers – either as a bundled BPaaS offering integrating with the client’s technology landscape or as independent plug-and-play solutions – through:

1.	End-to-end hyperautomation offerings covering consulting and advisory services, CoE design and setup, and full lifecycle implementation and managed services;

2.	Building industry-specific hyperautomation platforms and solutions that incorporate Gen AI together with intelligent automation technologies for seamless end-to-end automation workflows;

3.	Partnerships with technology product- and platform-providers to co-create solutions and joint go-to-market capabilities; and

4.	Building a talent pool for digital-era businesses through a citizen developer program and continuous focus on training and upskilling.

As at March 31, 2024, we had 1,345 employees in this horizontal unit. In fiscal 2024 and 2023, this horizontal unit accounted for 4.9% and 3.7% of our revenue, and 5.1% and 3.9% of our revenue less repair payments (non-GAAP), respectively.

Sub-verticals / Industry Sectors. The key industry sectors we serve include:

•	Travel and leisure;

•	Shipping and logistics;

•	Utilities;

•	Manufacturing;

•	Retail and CPG;

•	Hi-tech and professional services;

•	Procurement;

•	Healthcare and Life Sciences;

•	Banking and financial services; and

•	Insurance

Industry-specific Technology Tools / Platforms. We utilize the following industry-specific technology tools and platforms in delivering services to our clients in this horizontal unit:

•	Travel TRAC

•	Verifare Plus 3.0SM: An automated, analytics-enabled and web-based fare audit solution on cloud, designed to enable airlines to maximize revenue recovery and minimize revenue leakage;

•	QbaySM: An automated, cloud-hosted workflow management platform designed to manage back-office operations across centers and geographies, minimize costs and enhance customer service;

•	;

•	BIDT Audit: An automated, cloud-hosted revenue integrity platform for the audit and recovery of any revenue losses resulting from non-compliance in travel agency bookings.

•	Insurance TRAC

•	WNS InVog (Insurance-in-a-Box Solution): A target operating model designed to provide insurers with the combined advantage of technology platforms and BPaaS;

•	Claimonix: An auto claims management solution with claims reporting and repair management capabilities suited for small and mid-tier carriers;

•	Underwriting Workbench: An end-to-end process management solution to help underwriters access relevant data quickly and for efficient decision-making;

•	Claims STP: Claims STP is a suite of solutions designed to transform the end-to-end P&C claims management landscape with insurtech next-gen solutions, market intelligence and future-ready talent.

•	Banking and Financial Services TRAC

•	Client Onboarding: This complete solution for onboarding clients in both retail and corporate banks includes KYC checks and identity verification; and

•	Card Dispute Management: This automates and streamlines the entire dispute cycle starting from dispute request through chargeback workflow to processing incoming chargeback requests.

•	Shipping and Logistics TRAC

•	WNS Malkom: A freight automation platform, underpinned by ML, designed to automate the end-to-end bill of lading and customs invoicing process; and

•

WNS CollecTRAC: A re-usable collections bot that may be used as a plug-and-play solution or one that is ready-to-integrate with customer-specific portals and enterprise applications, designed to improve aging AR and turnaround time (“TAT”) for dispute resolution and response to customer queries.

•	HPS

•

Infoturf.ai: Gen AI driven platform to automate the secondary research processes. It allows for document extraction, website extraction, target and open internet search and summarization through a workflow

•	Healthcare TRAC

•	WNS Claims TRAC: A multi-channel healthcare claims processing and workflow platform for advanced document handling and operational efficiency.

•	Hyperautomation

•	Malkom.AI: A Gen AI-integrated end-to-end freight automation platform on a low code orchestration layer for logistics carriers and shipping companies;

•	TravelBuddy: A travel fulfilment and booking automation solution with Gen AI capabilities on low code platform;

•

Card Dispute Management System: A system that automates the card-related disputes-to-settlements lifecycle and helps banks minimize financial losses and improve customer satisfaction with streamlined workflows on a single platform;

•	Rapid claims: A solution to process insurance claims from FNOL to settlement, reducing the time in FNOL and claims processing by improving the transparency and operational efficiencies;

•	Subrogation Claims Management System: A system to handle subrogation claims and maximize recovery opportunities with streamlined workflows, transparency and integrated document management; and

•

Automotive IDP: A solution that aims to provide enterprises in/related to the automotive industry with meaningful insights by extracting any unstructured or semi-structured data from driving licenses and titles with better accuracy, speed and intuitive user experience.

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

•

Order-to-Cash and Record-to-Report: A software-as-a-service solution designed to standardize the workflow processes across different F&A functions such as order-to-cash and record-to-report process in line with industry-leading practices.

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

•

IntelliTRAC: An AI-enabled tool – powered by Wide Narrow, an AI/ML-based collaborative market intelligence platform – designed to transform unstructured market data into meaningful and actionable insights, providing proactive market intelligence for category managers; and

•	CategoryTRAC: A next-generation category strategy and execution platform that provides portfolio management, analytics and intelligence to enable strategic category management.

Other Procurement Solutions:

•

TSC Smart Risk: This is a cloud-based solution for ongoing risk monitoring and assessment of suppliers, supply markets and geographies to provide advance visibility into potential disruptions to our clients, allowing them to take timely and effective actions to mitigate supply chain threats;

•	TSC Amplifi PRO: This is an on-demand digital procurement intelligence platform, delivering essential procurement intelligence (category and commodity) to the global procurement community;

•	Workflow Automation: WNS Xpert

•	A proprietary low-code / no-code process-agnostic workflow automation platform with best-of-breed technology and scalable, secure architecture

•	Case Management: WNS Trackpoint Pro

•	A proprietary, web-based case management solution designed to transform operations, track end-to-end task lifecycle and drive higher stakeholder satisfaction;

•	Customer Experience

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

•	Hyperautomation

•

TrustHall: An AI-enabled contract management system that can extract contract data, TrustHall seeks to automate the end-to-end lifecycle of contracts to reduce revenue losses and risks and help enterprises improve operational efficiencies and accelerate growth;

•

TalentHall: An HR recruitment software for automating and managing the full recruitment lifecycle from sourcing to onboarding, TalentHall is bolstered by an analytics dashboard and aims to reduce the time/cost-to-hire, improve the hiring process, identify the right candidates and enhance candidates’ experience;

•	AppEzy: A no-code app builder that seeks to empower business users to design small applications with workflows and manage all the applications without any coding; and

•	Dynamic Case Management: A one-stop ticket-handling solution that aims to empower organizations to easily track, prioritize and resolve cases.

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

Our sales teams comprise highly experienced professionals, with an average tenure at WNS exceeding three years. They bring a wealth of industry expertise and leverage their knowledge to orchestrate transformative deals with new and existing clients. As at March 31, 2024, our front-line sales teams consisted of 157 members including hunters and farmers.

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

Clients

As at March 31, 2024, we had a diverse client base of 690 clients (with each client contributing more than $0.01 million in revenue in fiscal 2024) across a variety of industries and service types, including companies that we believe are among the leading players in their respective industries.

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

	Year ended March 31,
	2024	2023
Below $1.0 million	497	457
$1.0 million to $5.0 million	134	120
$5.0 million to $10.0 million	27	23
More than $10.0 million	32	27

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

Intellectual Property

We leverage synergistic approach of utilizing our in-house proprietary software platforms and systems, seamlessly integrating with our clients’ software systems and third-party software platforms. This integration forms the foundation for delivering our comprehensive BPM and Technology services.

Our proprietary solutions, complemented by licensed software (encompass both on-premise and cloud-hosted services, including software-as-a-service/platform-as-a-service models), enables us to strategically position and market our services as fully integrated solutions within our WNS TRAC® suite. These technology solutions are integrated into our core BPM service offerings in the majority of cases.

Our principal proprietary software solutions include:

1.	WNS TRAC® industry-specific solutions, including the following:

•	Insurance TRACTM solutions including digital claims platform, WNS InVog (Insurance-in-a-box), and other proprietary solutions in our Insurance business unit;

•

Travel TRACTM solutions, including revenue accounting platform, fare audit platform (Verifare Plus 3.0SM), fare pro-ration solution (SmartProSM), revenue integrity solution (BIDT), queue distribution and productivity management solution (QbaySM). We have also launched a new solution this year, TravelBuddy, for corporate travel fulfillment process that leverages GenAI and Hyper-automation technologies for automated processing of requests.

•

S&L TRACTM solutions including WNS Malkom, a cloud native digital platform that covers end-to-end freight automation for logistics carriers and shipping companies, and helps drive optimization using AI/ML algorithms. Also, an expanded version of the solution, Malkom.ai was launched during the year that combines Gen AI and Hyper-automation for lifecycle processing of shipping documents with integration to client systems.

•

Healthcare TRAC™ solutions including multi-channel workflow platform for advanced document handling and improvement in process and operational efficiency (ClaimsTRAC™) and Industry-specific point-solutions used in other business units.

2.	WNS auto claims software platform (Claimonix) for insurers and fleet services, which we use in our WNS Assistance business, as well as other insurance clients;

3.	WNS TRAC ® cross-industry solutions, including the following:

•

CFO TRACTM solutions for our finance and accounting services, combining our proprietary software as well as solutions developed on 3rd party software. The suite includes F&A TRACTM, AP TRACTM, solution for end-to-end invoice processing workflow,

•	Digital CIS TRACTM solutions including WNS EXPIRIUS for our CIS (Customer Interaction Services) practice, combining multiple solutions across the customer interaction lifecycle

•	CPO TRACTM solutions for procurement including proprietary solutions like ProjectTRAC, InsightTRAC, WNS Procurement Card and PIA chatbot for procurement services

•	Process management solution and platform including, TrackPoint Pro (case management solution), Bridge (reporting and business intelligence platform) and Xpert (workflow platform)

4.

WNS RPA and Intelligent Automation TRACTM, including our proprietary automation solutions and solutions developed on third party partner platforms for RPA, cognitive technologies, ML and AI systems for delivering automation and transformation services to our clients.

5.

WNS-Vuram includes our hyperautomation proprietary solutions and accelerators on a low-code platform, such as TrustHall, for end-to-end commercial contract lifecycle management, AppEzy to empower business users with dynamic application building and workflows, ESGHall to enable organizations to achieve their ESG goals through automation and Dynamic Case Management, one-stop ticket handling solution which empowers organizations to easily track, prioritize, and resolve cases.

6.

The Smart Cube includes proprietary assets across four core segments namely, Procurement & Supply Chain, Commercial, Sales & Marketing, Digital & Analytics and Strategy & Investment Research, and proprietary platform “Amplifi PRO”.

7.

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

We routinely engage in the establishment of licensing and non-disclosure agreements with our clients concerning the utilization of their software platforms and systems. Our proprietary software platforms and systems are safeguarded by intellectual property rights, and we acquire licenses for third-party software platforms and systems from their respective owners. In adherence to our contracts with third-party software platform providers, any solutions developed by us using our domain knowledge based on such platforms are considered our intellectual property, unless specified otherwise.

Contracts with our clients typically stipulate that all customized intellectual property tailored specifically for their use will be assigned to them, unless expressly identified as our intellectual property.

To uphold the confidentiality of sensitive information, our employees are mandated to sign confidentiality agreements as a condition of their employment. These agreements encompass confidentiality obligations regarding both our company’s and the client’s intellectual property, extending beyond the duration of their employment. Additionally, these agreements ensure that any intellectual property created or developed by our employees during their employment is duly assigned to our organization.

Furthermore, we have taken measures to protect our brand identity by registering trademarks such as “WNS”, “WNS-Extending Your Enterprise”, and “WNS TRAC” in the majority of countries where our presence is established.

Technology

We have a dedicated team of technology experts who support clients at every stage of their engagement with us. The team designs, implements and supports technology solutions to enable delivery of business processes for our clients.

Enterprise grade Connectivity — We have designed and built a highly redundant, resilient, and secured network over Internet and global multi-protocol label switching (“MPLS”) network, connecting all our delivery centers and client datacenters. We run data, voice and video services over this robust network to serve our clients.

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

Process and Quality Assurance and Risk Management

Our process and quality assurance compliance programs are critical for the success of our operations. We have an independent quality team to monitor, analyze, and provide feedback and report process performance and compliance. Our company-wide quality management system focuses on effectively managing our client processes on an ongoing basis. Our process delivery is managed by independent empowered teams and is measured regularly against pre-defined operational metrics. We have over 1,900 employees that help us meet quality assurance and ISO 9001 standards for Quality Management Systems and ensure continued compliance. We apply Lean Six Sigma methodologies, which are statistical and process-focused methodologies to improve and deliver consistent quality to customers. We apply well-defined quality management principles to improve and provide consistent levels of service quality to our clients. In fiscal 2024, more than 3,200 different projects / ideas completed using Lean Six Sigma / Kaizen methodologies and over 3,300 ideas/ additional projects are in progress. We also trained over 19,500 employees in ISO 9001 and Lean Six Sigma principles in fiscal 2024.

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

Human Capital

As at March 31, 2024, we had 60,125 employees, of whom 40,280 were based in India, 10,445 were based in the Philippines, 5,332 were based in South Africa, 1,205 were based in the US, 885 were based in Sri Lanka, 515 were based in Romania, 388 were based in the UK, 471 were based in China, 207 were based in Poland, 201 were based in Costa Rica, 99 were based in Australia, 25 were based in Turkey, 16 were based in Canada, 18 were based in Malaysia, 12 were based in Germany, 7 were based in Mexico, 6 were based in France, 6 were based in the United Arab Emirates, 3 were based in Singapore, 3 were based in Spain and 1 was based in Switzerland. Most of our associates hold university degrees. As at March 31, 2023, we had 59,755 employees. Our employees are not unionized. We believe that our employee relations are good. We focus heavily on recruiting, training and retaining our employees.

Recruiting and Retention

We believe that talent acquisition is an integral part of our overall organizational strategy. We have developed effective human resource strategies and demonstrated a strong track record in recruitment specific to the needs of our business units to optimize the training and development of our employees. As we continue to grow, we look to improve and enhance our candidate pool, which we source from recruitment agencies, job portals, advertisements, college campuses and walk-in applications. In addition, a significant number of our applicants are referred to us by existing employees. We recruited an average of 2,244 employees per month in fiscal 2024.

During fiscal 2024, 2023 and 2022, the attrition rate for our employees who had completed six months of employment with us was 31%, 39% and 36% respectively.

Learning and Development

In the past few years, we have been growing at an accelerated pace with a diversified client base. Our talent strategy complements our business strategy to access, mobilize and optimize talents for the organization’s aspiration to impact clients and stakeholders. In the age of “new normal” and rapid digital transformation, we are poised to build a digital-capable and resilient workforce that is ready for the future.

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

•

WNS Education Program: A division of the Learning Academy, WNS Education is dedicated to providing learning programs that empower employees to remain relevant amidst evolving times and shifting business priorities. In addition to a variety of curriculum-based certification programs, WNS Education offers numerous upskilling opportunities through curated self-paced programs, webinar series, keynote masterclasses and panel discussions with industry experts. The WNS Education Program aims at:

•	Building capabilities to lead digital transformation in the BPM space by enabling the workforce to create ready-to-deploy capstone projects;

•	Raising the organization’s digital consciousness by driving awareness on and familiarizing the workforce with emerging technology;

•	Repurposing and re-skilling our workforce (since BPM-specific education is not available outside the WNS ecosystem) to create conduits between business and emerging technologies;

•	Preparing a workforce of digital natives who are tech-aware and capable of working on technological projects; and

•	Training domain experts to become AI / Gen AI evangelists and practitioners who actively integrate AI-powered solutions with their domain expertise to enhance client gains and efficiencies.

At WNS, we recognize the impact of these evolving paradigms, particularly those driven by AI, on our clients and their end-customers. As strategic partners to our clients, it is our commitment to reskill and upskill our workforce and align our solutions, products and services with these dynamic and disruptive trends through the WNS Education initiative.

With the rise of AI, WNS Education remains dedicated to keeping WNS employees up-to-date and establishing a people capability development framework for AI / Gen AI through 22+ specialized programs, including AI Evangelist, AI Practitioner and AI Thought Leadership. We have achieved significant milestones, including 50K+ learner footfalls in areas such as RPA, digital awareness, AI / Gen AI; 300+ Capstone Ideas; 20K+ Learning Badges, 16K LinkedIn certifications and 30K+ learning footfalls for AI-based learning programs. Additionally, we have forged partnerships with leading global learning partners such as Carnegie Mellon, NASSCOM FutureSkills, LinkedIn, Mindmap Consulting, KPMG, Emeritus, XED and Deloitte Consulting.

•

GLINT: GLINT is an AI-powered LXP and knowledge cloud designed to enable employee journeys from end to end with learning, skilling and career mobility solutions. We partner with EdCast by Cornerstone to customize the platform for WNS employees. GLINT serves as our learning ecosystem, offering a diverse range of digital learning content accessible anytime, anywhere, on any device. It aims to accelerate skills development and foster inspiring learning experiences for individuals. GLINT seeks to deliver a unified, relevant, and engaging learning journey with modules tailored to WNS’ business requirements. It supports AI-enabled searches across assets sourced from trusted content providers within and outside the organization. Moreover, GLINT offers robust features including content curation, learning plans with assignments, progress tracking and analytics, as well as social and gamification elements to enhance collaborative and interactive learning experiences.

•

Empowered LMS: Enthralltech’s LMS platform, called Empowered, caters to different learning modes, including asynchronous, synchronous and blending modes. Since its development about seven years ago, it has acquired a strong user base with over 100 customers leveraging its capabilities.

This platform is tailored in collaboration with EnthrallTech to oversee structured learning programs in a modern and agile manner. It enables users to enhance learning outcomes, streamline training management processes and generate centralized learning reports. Users can further schedule training sessions, align instructors and content, manage user enrollments, deliver and monitor both classroom and virtual trainings, and capture session attendance and feedback.

The platform’s assessment functionality facilitates comprehensive learner evaluation through various formats, including multiple-choice questions, quizzes, video-based questions and interactive simulations. Additionally, its AI-based proctoring capabilities ensure the integrity and security of assessments.

Robust Leadership Bench. We have also established a number of programs that focus on nurturing and developing future leaders of the organization.

•

Signature Leadership Development Program (“SLDP”): This program has been specially designed and created for top leaders within the organization. Created in partnership with Korn Ferry and Harvard Business Publishing.

SLDP is a 12-month journey, designed as a combination of face-to-face residentials, virtual sessions, group and one-on-one coaching, and corporate immersions. The entire program has been curated to help participants continue their career and growth as enterprise leaders, while supporting WNS in its digital transformation journey and drive its strategic objectives.

•

The CEO Millennial Council: The CEO Millennial Council is a marquee platform for the CEO and senior leaders to engage with the younger sections of the WNS workforce. The platform seeks to provide millennials and “Generation Z” employees an opportunity to share their thoughts and work with senior leaders, and contribute to shape the organization’s success. Its goal is to foster a global millennials community collaborating across regions and roles.

•

WNS’ Leadership Academy: This initiative aims at leadership development, offering customized, role-specific, competency-aligned leadership development solutions for our leaders in the role band of C2 and above. The objective is to build leadership capabilities to enable the organization to reach its business goals. These programs consist of quarterly calendar programs and self-paced modules, primarily focusing on Gen AI, AI, and business unit-specific interventions, aligned with the Leadership Winning DNA framework. They are available across various geographical locations through partnerships with esteemed global learning vendors such as eCornell, Duarte Inc., Wilson Learning, and Strategic Proposals. These programs consistently receive high satisfaction scores, averaging 9 out of 10 in VoC feedback.

•

The Trusted Client Advisor (“TCA”): The TCA program was curated for the global client partnering team as a virtual journey comprising both self-paced and live-webinar sessions. The virtual nature enabled outreach to and implementation with participants across the globe even during the COVID-19 lockdowns.

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

•

“Q-rious” Awards: Launched in December 2021, the Q-rious awards were conceived to fuel curiosity, influence knowledge acquisition and celebrate learning excellence. This program features forward-looking award categories, with leaderboards being published every quarter, leading to an exclusive annual award ceremony. The award categories (namely, Learning Content Curator, Learning Culture Enthusiast, Learning Guru, Learning Influencer and Learning Solution Architect) are incorporated into the League of Champions (LoC) portal.

•

i-Excel: This leadership-learning program, accomplished in partnership with Harvard Business Publishing and Cornell University, is curated to meet the learning needs of specific groups from the business units, horizontal functions and support functions.

•	Building Coaching Capabilities

•

WNS Certified Coach: Coaching as an acumen has emerged as one of the most sought-after skills in managing teams in a hybrid setup. This certification program focuses on upskilling and transforming our managers into coaches.

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

Inclusive Culture. We are committed to creating an inclusive culture within the organization. To this end, some of the programs we have implemented include:

•

Centurion Program: This is a 30-month accelerated program to identify and nurture female employees in frontline management roles. It is aimed at enhancing their capabilities for future leadership positions and providing them with unique career advancement opportunities. The program consists of a 12-month academic phase followed by a tailored development journey. Additionally, it features a three-in-a-box mentoring initiative that pairs each Centurion participant with both a business leader and an HR leader to prepare the participant for a CII role. The business leader offers subject-matter guidance and developmental feedback, while the HR leader provides governance and support to ensure follow-through.

•	Bloomberg Gender Equality Index: WNS has been included in the Bloomberg Gender Equality Index for three consecutive years from 2021 to 2023.

Talent Fungibility. The BPM industry has been revolutionized by Gen AI, AI, robotics and other digital disruptions. As such, there is an increasing need for a pool of fungible talents to meet changing business requirements. We have implemented a number of initiatives designed to keep our employees’ skills relevant in the competitive market and in different roles.

Examples include:

•

The “Aspire” Program: The Aspire program enables the creation of talent pools for roles that are expected to develop in the near future. Employees are taken through a specially designed journey which includes tie-ups with reputed academic institutes, leader-speak sessions, live projects, etc. Specifically tailored to talent from Solutions, Operations, Client Partner and WNS Technology Services domains, the program targets employees engaged in roles requiring substantial client interaction or deliverables and identified as Best Bets.

•

HR Leadership Program (“HRLP”): This is a talent development program, curated and customized in partnership with Deloitte. It seeks to cultivate a versatile talent pool of prospective HR Leaders equipped with a broad understanding of diverse business and functional intricacies. The program spans an 18-month learning voyage, comprising academic immersion, cross-functional exposure, and leadership coaching components.

•	COMPASS: This is a dedicated, self-paced learning platform for managers transitioning into new roles.

•

The CEO Millennial Council: The CEO Millennial Council is a marquee platform for the CEO and senior leaders to engage with the younger sections of the WNS workforce. The platform seeks to provide millennials and “Generation Z” employees an opportunity to share their thoughts and work with senior leaders, and contribute to shape the organization’s success. Its goal is to foster a global millennials community collaborating across regions and roles

Employee Health and Safety

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

EHS awareness is part of a new employee induction program. WNS has a dedicated team for risk management. The high-level risk assessments are performed and necessary control measures are placed accordingly to minimize risks. The risk management team also performs periodical risk audits at each location and follows up for the relevant closures. In addition to the high-level risk assessment performed by the risk management team, the hazard identification and risk assessment at functional/task level are also performed by the EHS team. The control measures are being set accordingly. Appropriate information and training are provided to concerned teams for better execution of the allotted role/task and continual improvement. EHS is a part of new employee induction program. Online trainings modules on health and safety topics with assessment are available for employees. Post completion of the assessment , the digital certificates are provided for the successful participants.

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

The on ground implementation of the local regulations and international standards as per ISO 45001 is co-ordinated by the facilities and admin- EHS function.

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

Environmental, Social and Governance

At WNS, sustainability represents a unified belief, a shared responsibility, and an unwavering commitment. By leveraging deep and meaningful partnerships with our stakeholders, we continuously strive to create sustainable outcomes that fulfil our dual objective of value creation and growth while strengthening our environment and societies. Our strategy is structured to seamlessly integrate sustainability into the very foundation of our operational framework. Rooted in the principle of creating trust among stakeholders, we prioritize the planet, people, and partnerships as the cornerstones of our strategy.

Our Sustainability Strategy is focused on:

•	Mitigating climate risks by moving towards Carbon Net-Zero

•	Enabling our clients to balance purpose and performance through digital-led innovative offerings

•	Building the skills of tomorrow by providing an equitable and opportunity-led work environment

•	Contributing towards building an inclusive society by providing education for the marginalized children and youth

•	Creating the highest standards for Ethics, Integrity and Compliance to drive value and trust in every stakeholder (investors / shareholders) engagement

Being a signatory member to the United Nations Global Compact (‘UNGC’), we have submitted our first Communication of Progress to UNGC in December 2023. We have published an ESG report in accordance with Global Reporting Initiative and our disclosure in the report are aligned with Sustainability Accounting Standards Boards, the guiding principles of the UNGC and the targets outlined in the United Nations Sustainable Development Goals.

For more information about our ESG initiatives, and accomplishments, please see our Sustainability Report available in the “About us” section of our website.

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

In fiscal 2024, 2023 and 2022, our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $10.3 million, $20.7 million and $20.9 million in additional income tax expense on our combined operations in our SEZ operations in India, the Philippines and Sri Lanka in fiscal 2024, 2023 and 2022 respectively, if the tax holidays and exemptions described below had not been available for the respective periods.

We expect our tax rate in India, the Philippines and Sri Lanka to continue to impact our effective tax rate. Our tax rate in India has been impacted by the reduction in the tax exemption enjoyed by our delivery center operating under the SEZ scheme. In fiscal 2024, we operated from various delivery centers in the Philippines which commenced operations from fiscal 2018 to fiscal 2024 and are eligible for tax exemption benefits expiring between fiscal 2024 and fiscal 2029. Following the expiry of the tax benefits, income generated by the Philippines subsidiary will be taxed at the prevailing special tax rate, which currently is 5.0% on gross profit. As per The Corporate Recovery and Tax Incentives for Enterprises Act (“CREATE”) which is effective from April 2021, enterprises will be taxed at 5% on gross profit for a fixed period of 10 years. Also, any changes in the regulations relating to work from home arrangements may impact the tax exemption benefits available to our Philippines subsidiary. From January 1, 2020, our operations in Sri Lanka are eligible to claim income tax exemption with respect to the profits earned from export revenue, as more fully described below.

India

Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate of 34.95%.

In 2005, the Government of India implemented the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions in the last five years. Since fiscal 2012, we have started operations in various delivery centers in Mumbai, Pune, Chennai, Gurgaon and Noida, India that were registered under the SEZ scheme. Some of these operations are eligible for a 100.0% income tax exemption for a period of five years from the date of commencement of operations expiring between fiscal 2022 and fiscal 2024. Following the expiry of the 100.0% income tax exemption, these operations are eligible for a 50.0% income tax exemption, which is set to expire between fiscal 2026 and fiscal 2034. Such income tax exemptions are only eligible for business units and operations set up under the SEZ legislation on or before March 31, 2020.

The Government of India enacted the India Tax Law effective April 1, 2019, which enables Indian companies to elect to be taxed at a lower income tax rate of 25.17% as compared to the current rate of 34.95% (applicable after expiry of tax holiday). Once a company elects into the lower income tax rate, a company may not benefit from any tax holidays associated with SEZ and certain other tax incentives and may not reverse its election.

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. See “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to Key Delivery Locations — Tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.”

Philippines

In fiscal 2024, we operated from various delivery centers in the Philippines which commenced operations from fiscal 2018 to fiscal 2024 and are eligible for tax exemption benefits expiring between fiscal 2024 and fiscal 2029. Following the expiry of the tax benefits, income generated by the Philippines subsidiary will be taxed at the prevailing special tax rate, which currently is 5.0% on gross profit. As per CREATE which is effective from April 2021, enterprises will be taxed at 5% on gross profit for a fixed period of 10 years.

Any changes in the regulations relating to work from home arrangements may impact the tax exemption benefits available to our Philippines subsidiary.

Sri Lanka

From January 1, 2020, our operations in Sri Lanka are eligible to claim income tax exemption with respect to the profits earned from export revenue.

Enforcement of Civil Liabilities

We are incorporated in Jersey, Channel Islands. Most of our directors and executive officers reside outside of the US. Substantially all of the assets of these persons and substantially all of our assets are located outside the US. As a result, there may be difficulties for investors in effecting service of process on these persons or us within the US, or in enforcing against these persons or us, either inside or outside the US, a judgment obtained in a US court, including in particular a judgment predicated upon the civil liability provisions of the federal securities or other laws of the US or any state thereof. It is doubtful whether an original action based on US federal securities laws can be brought before Jersey courts.

A judgment of a US court is not directly enforceable in Jersey, but constitutes a cause of action on the basis of which a judgment may be obtained in the Jersey courts which will be enforced by Jersey courts provided that:

•	the court which pronounced the judgment had jurisdiction to entertain the case according to the principles recognized by Jersey law;

•	the judgment is given on the merits and is final and conclusive — it cannot be altered by the courts which pronounced it;

•

there is payable pursuant to the judgment a sum of money, being not considered by the Jersey courts to be a sum payable in respect of tax or other charges of a like nature or in respect of a fine or other penalty (subject to a non-money foreign judgment being in some circumstances also enforceable);

•	the judgment can be enforced by execution in the jurisdiction in which the judgment is given;

•	the person against whom the judgment is given does not benefit from immunity under the principles of public international law;

•	there is no earlier judgment in another court between the same parties on the same issues as are dealt with in the judgment to be enforced;

•	the judgment was not obtained by fraud or duress; and

•

the recognition and enforcement of the judgment is not contrary to public policy in Jersey or the requirements of natural justice and the right to a fair trial, which in general terms require that notice of the US proceeding was properly served on the defendant, that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an independent and impartial tribunal and that judicial proceedings were substantially conducted in accordance with what could reasonably be expected by the defendant under the law of the tribunal.

Jersey courts cannot enter into the substantive merits of the foreign judgment and cannot act as a court of appeal or review over the foreign courts. A plaintiff may be required to provide security for costs in the event of proceedings being initiated in Jersey.

It is the general policy of Jersey courts to assess damages in terms of compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. The award of punitive damages is rare. It has been held not to be available in respect of claims for breach of contract. Whether a judgment is contrary to public policy depends on the facts of each case. Awards which are considered to be exorbitant, unconscionable, or grossly excessive may be contrary to Jersey public policy. The Protection of Trading Interests Act 1980, an Act of the UK extended to Jersey by the Protection of Trading Interests Act 1980 (Jersey) Order 1983 (“the Order”), provides that a judgment inter alia for multiple damages is not enforceable in Jersey. A judgment for multiple damages is defined as a judgment for an amount arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favour the judgment is given.The Order providesthat a qualifying defendant (which includes a citizen of the UK and colonies, a company incorporated in Jersey and a person carrying on business in Jersey) is in some circumstances able to recover such amount paid by it as represents the excess of such multiple damages over the sum assessed as compensation by the court that gave the judgment.

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

2.

Denali Sourcing Services, Inc. and WNS Global Service, Inc. were each converted into a limited liability company i.e. Denali Sourcing Services, LLC and WNS Global Service, LLC respectively with effect from April 1, 2023.

3.

Pursuant to the Order dated August 4, 2022 issued by the Hon’ble National Company Law Tribunal, Mumbai Bench, for amalgamation of WNS Information Services (India) Private Limited (“Transferor Company”) with WNS Global Services Private Limited (“Transferee Company”), the Transferee Company allotted 1,505 equity shares to WNS (Mauritius) Limited on June 19, 2023, The aggregate shareholding of WNS (Mauritius) Limited in the Transferee Company post such allotment increased from 63.18% to 63.23%.

4.	WNS GLOBAL SERVICES LISBON, UNIPESSOAL LDA was dissolved on November 29, 2023 and deregistered from the company registry on December 12, 2023.

5.

On December 14, 2023, WNS Global Services Private Limited acquired a further 24.77% stake of WNS Business Consulting Netherlands B.V. from WNS (Holdings) Limited, after which WNS Business Consulting Netherlands B.V became the wholly owned subsidiary of WNS Global Services Private Limited.

6.	WNS BPM Americas LLC- Philippine branch office was incorporated in Philippines with effect from February 12, 2024.

7.	With effect from April 7, 2024, Smart Cube Consulting Service (Dalian) Co., Ltd ceased to exist upon cancellation of its business license.

8.	WNS Global Services SA (Pty) Ltd redeemed 1 Redeemable Participating Preference Share effective April 19, 2024 resulting into no entitlement of The WNS B-BBEE Staff Share Trust for:

i.	participation in the economic interest of WNS South Africa (Pty) Ltd

ii.	exercise of voting rights on any shareholder’s resolution proposed by WNS South Africa (Pty) Ltd.

D. Property, Plants and Equipment

As at March 31, 2024, we have an installed capacity of 41,599 production workstations, or seats, that can operate on an uninterrupted 24/7 basis and can be staffed on a three-shift per day basis.

The majority of our properties are leased by us. Most of our leases are renewable at our option, as indicated below. Details of the leases for each of our delivery centers and sales offices, including centers under construction, are summarized in the table below.

Location	Total Space (square feet)	Total number of work stations	Lease Expiration Date	Extendable Until (1)
India:
Mumbai	364,627	3,309
Godrej Plant 10			February 15, 2026	N/A
Godrej Plant 11			February 15, 2026	N/A
Godrej Plant 5			February 15, 2026	N/A
Raheja (SEZ), Airoli			May 31, 2029	N/A
Gurgaon	445,352	4,755
World Tech Park Block – B2 – 9th floor			April 30, 2027	April 30, 2032
World Tech Park Block – B3 – 9th floor			April 30, 2027	April 30, 2032
World Tech Park – 8th, 9th, 10th & part 11th floor			April 30, 2027	April 30, 2032
World Tech Park – Remaining part of 11th floor			April 30, 2027	April 30, 2032
World Tech Park – Block A3 – 11th floor			April 30, 2027	April 30, 2032
World Tech Park – Block B3 –10th floor			April 30, 2027	April 30, 2032
World Tech Park – Block B2 –10th floor			April 30, 2027	April 30, 2032
World Tech Park – Block A2& A3 –10th floor			April 30, 2027	April 30, 2032
World Tech Park – Block B3 – 11th floor			February 14, 2028	February 14, 2033
World Tech Park – Block B2 – 6th floor			November 30, 2028	February 19, 2033
World Tech Park – Block B3 – 6th floor			October 31, 2028	February 19, 2033
Pune	656,045	8,755
Magarpatta			N/A	N/A
Weikfield – Phase I			February 14, 2028	N/A
Weikfield – Phase II			April 30, 2028	N/A
Weikfield – Phase III			June 14,2028	N/A
Magarpatta (SEZ) – Level 5			February 14, 2026	N/A
Magarpatta (SEZ) – Level 6			October 26, 2026	N/A
Magarpatta (SEZ) – Level 7			February 28, 2027	N/A
Magarpatta – Tower 9			February 28, 2029	N/A
Pune Info city – 5th floor			June 14, 2027	June 14, 2032
Pune Info city – 4th floor			June 14, 2028	N/A
Pune Info city – 3rd floor			September 30, 2028	September 30, 2033
Nashik	114,908	1,813
Shreeniketan			June 30, 2028	N/A
Vtech			October 13, 2028	N/A
Ashoka Business Conclave – 6th floor			November19, 2024	N/A
Ashoka Business Conclave – 3rd floor			November 19, 2025	N/A
Bangalore	191,890	1,987
RMZ Centennial – Ground floor and Level 1			June 14, 2025	June 14, 2028
RMZ Centennial – Level 2 and 3			October 31, 2025	October 31, 2028
RMZ Centennial – Terrace			July 31, 2025	July 31, 2028
Chennai	187,263	1,801
Prestige Cyber Tower			December 31, 2027	December 31, 2032
DLF (SEZ) – Phase 1&2			March 15, 2026	March 14, 2031
DLF IT SEZ – 9th floor			March 15, 2026	March 15, 2031
Vuram Shyamala Towers – 3rd floor(5)			January 31, 2026	N/A
Vuram Shyamala Towers – 2nd floor			June 30, 2025	June 30, 2028

Location	Total Space (square feet)	Total number of work stations	Lease Expiration Date	Extendable Until (1)
Vishakhapatnam	212,613	2,177
Vizag IT Park Ltd			March 31, 2034	N/A
Tech Mahindra			March 31, 2026	March 31, 2029
Tirchy
Vuram | Elcott IT Park	5,976	80	February 28, 2025	February 28, 2028
Noida	56,111	615
Brookfield			January 22, 2028	January 22, 2033
Windsor IT Park |Smart Cube 3rd floor.			March 31, 2025	N/A
Windsor IT Park |Smart Cube 6th floor.			December 31, 2032	N/A
Indore	52,214	527
Brilliant Titanium – 5th floor			May 14, 2032	April 30, 2037
Hyderabad	60,260	689
Prestige Skytech – 3rd Floor			December 9, 2028	December 9, 2033
Srilanka:	54,675	817
Colombo (HNB) – Level 12 and 13			July 31, 2028	N/A
Colombo (Orion City)			August 24, 2028	August 24, 2033
UK:	14,509	170
Ipswich (Museum Street)			May 23, 2028	N/A
Piccadilly (Malta House)(2)			February 10, 2027	N/A
Lloyds Building(2)			December 31, 2024	N/A
Farriers Yard – UK Smart cube(4)			July 3, 2026	N/A
US:	74089	403
Bellevue (sterling plaza) – 5th and 6th floors			June 30,2024	N/A
Pittsburg (One Waterfront Place)			July 31, 2027	March 31, 2032
Midtown Suites (Co-working space(2)			September 30, 2028	N/A
7909 Parklane Road, Columbia SC – 1st floor			May 31, 2026	October 15, 2029
Vuram |Tampa Oaks LLC			March 31, 2025	N/A
Houston (Northchase drive)			March 31, 2026	March 31, 2036
Canada:
Canada | Vuram Mindshare Space			August 31, 2024	N/A
Malaysia:
Axiata Tower		23	May 14, 2026	N/A
Switzerland:	3788
Zurich (Bahnhofstrasse(2)			Not specified	N/A
Romania:	25,218	92
One Crotoceini Park, Bucharest Romania			March 31, 2034	N/A
Centrul de Afacer – 8th floor(6)			December 31, 2024	December 31, 2025
Simultan S.R.L – Smart Cube			May 31, 2024	N/A
Cowork Timisoara SRL			March 31, 2025	N/A
Philippines:
Manila	652,387	8,492
Eastwood – 10th floor			June 30, 2026	N/A
Eastwood – 9th floor			June 30, 2026	N/A
Techno Plaza II			April 30, 2026	N/A
Zeta Tower – 10th floor			May 14, 2024	May 14, 2029
Exxa tower – 15th floor			November 30, 2028	N/A
Exxa Tower – 16th floor			June 14, 2028	June 14, 2032
Exxa Tower – 17th floor			November 30, 2028	N/A
Giga Tower – 8th floor			October 15, 2024	October 15, 2029
Giga Tower – 9th floor			April 30, 2025	April 30, 2030
Ilo Ilo
One Global Center			January 15, 2026	N/A
Three Techno Place – 4th floor			March 16, 2027	March 16, 2032
Two Techno Place			April 30, 2029	April 30, 2034
Cybergate Tower 1 – 7th floor			December 31, 2026	N/A
Cybergate Tower 2 – 3rd and 4th floor			December 15, 2027	December 15, 2032

Location	Total Space (square feet)	Total number of work stations	Lease Expiration Date	Extendable Until (1)
Alabang
Vector 2 – 9th and 10th floors			February 28, 2027	February 28, 2032
Capella – 15th and 16th floors			May 31, 2026	N/A
FiliInvest Axis – 21st floor			November 30, 2028	November 30, 2033
FiliInvest Axis – 22nd floor			November 30, 2028	November 30, 2033
Tera Towers			December 31, 2027	December 31, 2032
Costa Rica:	12,592	199
San Jose (Forum H)			April 30, 2025	N/A
United Arab Emirates:	1,130			N/A
Dubai Airport Free Trade Zone(2)			October 31, 2026	N/A
South Africa:	332,374	4,047
Cape Town
Knowledge Park			March 31, 2025	March 31, 2030
Bridge Park			December 31, 2027	N/A
Sunclare, Claremont			May 31, 2028	May 31, 2033
Bellville
Ambition House – 4th floor			October 31, 2025	N/A
Durban
Hippopark Avenue – Sections 1 and 2			April 30, 2025	N/A
Cornubia Momentum.			June, 30 2028	N/A
Poland:	28,222	323
Gdynia (Luzycka Office Park) – Buildings C and D			August 31, 2027	N/A
Poland|Eqlibrium|Optibuy			May 15, 2025	N/A
Poland|Building 5 Mfynska Street|Optibuy			December 31, 2024	N/A
Poland|Technology Incubator|Optibuy			August 16, 2026	N/A
China:	47,598	513
Guangzhou (Zhongshan Street) – 22nd and 30th floors			April 30, 2027	N/A
Dalian (Dalian Software Park) – Building 22			May 15, 2026	N/A
Beijing (YongAnDongLi) – 5th floor			Decemebr 31, 2026	N/A
Shanghai (Huangu PL)			January 31, 2025	N/A
Germany:	32	—
Friedrich-Ebert-Anlage 36			October 31, 2024	N/A
Berlin			January 31, 2025	N/A
Australia:	1,216	—
Sydney (Berry Street)(2)			March 27, 2025	N/A
Co-working space – Vuram Melbourne			November 30, 2024	N/A
Turkey:
SmartOffice (Denali registered office)	N/A	10	April 30, 2025	N/A

Notes:

N/A means not applicable.

(1)

We have signed a lease for new premises located at Central Avenue, Mumbai, India (the second, third and fourth floors), effective starting from April 1, 2023; the premises have 187,457 square feet of total space and are not yet operational.

(2)	These are sales facilities and hence workstations are not reported as at March 31, 2024.
(3)	One-Cotroceni Park, Bucharest Romania, with an area of 20,988 square feet and 230 seat capacity, signed for 120 months ending March 31, 2034 is currently under fit out and not yet operational.
(4)	We have issued a termination notice in relation to Farriers Yard – UK Smart cube facility to be surrendered in July 2024.
(5)	We have issued a termination notice in relation to Vuram Shyamla Towers-3rd floor, Chennai for the facility to be surrendered in May 2024.
(6)	We have issued a termination notice in realtion to Centrul de Afacer-8th floor, Romania for the facility to be surrendered in June 2024.
(7)	We surrendered Regus Manchester Didsbury, UK facility in April 2024.
(8)	We surrendered South Sackville, UK facility in April 2024.
(9)	We surrendered Maximus Tower, IT Parks Hyderabad facility in April 2024.

Our delivery centers are equipped with fiber optic connectivity and have backups to their power supply designed to achieve uninterrupted operations. In fiscal 2025, we intend to continue to streamline our operations by further consolidating production capacities in our delivery centers.

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

For a discussion of our results in fiscal 2023 compared to fiscal 2022 and certain comparative numbers in fiscal 2022, please refer to “Part I — Item 5. Operating and Financial Review and Prospects” contained in our Annual Report on Form 20-F for fiscal 2023 filed with the SEC on May 16, 2023.

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

We win outsourcing engagements from our clients based on our domain knowledge of their business, our experience in managing the specific processes they seek to outsource and our customer-centric approach. Effective April 1, 2023, we adopted a new organizational structure featuring four strategic business units (“SBUs”), each headed by a chief business officer. Under the new organizational structure, we combined our prior verticals into the four SBUs. The new structure is intended to help drive improved outcomes for global clients and enable us to better drive business synergies, enhance scalability, generate operating leverage, and create organizational depth. We now manage and report financial information through our four SBUs, which reflects how management reviews financial information and makes operating decisions.

Our operating segments, effective April 1, 2023, are as follows:

•	Banking/Financial Services, and Insurance (“BFSI”) SBU (comprising our prior banking and financial services, and insurance verticals),

•	Travel, Shipping/Logistics, and Utilities (“TSLU”) SBU (comprising our prior travel and leisure, shipping and logistics, and utilities verticals),

•	Manufacturing/Retail/Consumer, Hi-tech/Professional Services, and Procurement (“MRHP”) SBU (comprising our prior diversified businesses and hi-tech and professional services verticals), and

•	Healthcare/Life Sciences (“HCLS”) SBU (comprising prior our healthcare vertical)

Our portfolio of services includes specific processes that are tailored to address our clients’ specific business and industry practices. In addition, we offer a set of shared services that are common across multiple industries, including finance and accounting, customer experience services, research and analytics, technology services, legal services, and human resources outsourcing.

Although we typically enter into long-term contractual arrangements with our clients, these contracts can usually be terminated with or without cause by our clients and often with short notice periods. Nevertheless, our client relationships tend to be long-term in nature given the scale and complexity of the services we provide coupled with risks and costs associated with switching processes in-house or to other service providers. We structure each contract to meet our clients’ specific business requirements and our target rate of return over the life of the contract. In addition, since the sales cycle for offshore BPM is long and complex, it is often difficult to predict the timing of new client engagements. As a result, we may experience fluctuations in growth rates and profitability from quarter to quarter, depending on the timing and nature of new contracts. Our operating results may also differ significantly from quarter to quarter due to seasonal changes in the operations of our clients. For example, our clients in the TSLU segment typically experience seasonal changes in their operations in connection with the US summer holiday season, as well as episodic factors such as adverse weather conditions. Our focus, however, is on deepening our client relationships and maximizing shareholder value over the life of a client’s relationship with us.

The following table represents our revenue (a GAAP financial measure) for the periods indicated:

	Year ended March 31,
	2024	2023
	(US dollars in millions)
Revenue	$1,323.4	$1,224.3

Our revenue is generated primarily from providing BPM services. We have four reportable segments for financial statement reporting purposes — BFSI, TSLU, MRHP and HCLS. In our BFSI segment, we provide “fault” repairs. For “fault” repairs, we provide claims handling and repair management services, where we arrange for automobile repairs through a network of third party repair centers. In our repair management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. See Note 2(s) to our consolidated financial statements included elsewhere in this annual report. Since we wholly subcontract the repairs to the repair centers, we evaluate the financial performance of our “fault” repair business based on revenue less repair payments to third party repair centers, which is a non-GAAP financial measure. We believe that revenue less repair payments (a non-GAAP financial measure) for “fault” repairs reflects more accurately the value addition of the BPM services that we directly provide to our clients. Management believes that revenue less repair payments (non-GAAP) may be useful to investors as a more accurate reflection of our performance and operational results.

Revenue less repair payments is a non-GAAP financial measure which is calculated as (a) revenue less (b) in our BFSI segment, payments to repair centers for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. Our revenue less repair payments (non-GAAP) may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Year ended March 31,
	2024	2023
	(US dollars in millions)
Revenue	$1,323.4	$1,224.3
Less: Payments to repair centers(1)	39.1	62.2

Revenue less repair payments (non-GAAP)	$1,284.3	$1,162.0

Note:

(1)	Consists of payments to repair centers in our BFSI segment for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients.

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

	Year ended March 31,
	2024	2023
	(US dollars in millions)
Revenue less repair payments (non-GAAP)	$1,284.3	$1,162.0
Exchange rate impact	5.0	11.4

Constant currency revenue less repair payments (non-GAAP)	$1,289.2	$1,173.4

Additional Global Headquarters in New York and London

On January 18, 2024, we announced that we had added global headquarters locations in New York and London. The addition of these headquarters, alongside the existing Mumbai location, supports the decentralization of our senior leadership and decision-making as highlighted by our organizational structure change announced in April 2023. These new headquarters also reflect the evolution of our Company over the past 25 years, including the geographic diversification of our revenue mix and delivery footprint.

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

Economic factors, such as recessionary economic cycles, inflation, rising interest rates, fluctuations in foreign exchange rates, monetary tightening and volatility in the financial markets, have impacted, and may continue to impact, our business, financial condition and results of operations. The current global economic slowdown and the possibility of continued turbulence or uncertainty in the European, US, Asian and international financial markets and economies have adversely affected, and may continue to adversely affect, our and our clients’ liquidity and financial condition. High levels of inflation in the various geographies where we operate have resulted in increased supply costs, which in turn have impacted pricing and consumer demand. Rising interest rates, coupled with illiquid credit markets and wider credit spreads, may increase our cost of borrowing and cause credit to become more limited, which could have a material adverse effect on not only on our financial condition, liquidity and cash flows, but also on our clients’ ability to use credit to purchase our services or to make timely payments to us. In addition, as a result of high debt levels, a number of countries have required and may continue to require additional financial support, sovereign credit ratings have declined and may continue to decline, and there may be default on the sovereign debt obligations of certain countries. Uncertainties remain regarding future central bank and other economic policies in the US and EU. Such adverse macroeconomic conditions economic conditions may further lead to increased volatility in the currency and financial markets globally. For example, the recent appreciation of the US dollar may have an unpredictable impact on our company in a number of ways, including the conversion of our operating results into our reporting currency, the US dollar. For further information, see “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar, the Euro, the South African rand and the Philippine peso could have a material adverse effect on our results of operations.” In addition, volatility in the financial markets could have a material impact on our share price. We cannot predict the trajectory of the recent economic slowdown or any subsequent economic recovery. If adverse macroeconomic conditions continue for a prolonged period of time or even worsen, our business, financial condition and results of operations will be adversely affected.

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

Geopolitical crises, such as war, political instability and terrorist attacks, could disrupt our operations. The conflict between Russia and Ukraine and the recent conflict between Israel and Hamas have led and could lead to significant market and other disruptions, including significant volatility in commodity prices, supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as increase in cyberattacks and espionage. In particular, we have operations in Poland and Romania, which border Ukraine and have been materially and adversely affected by inflation, particularly increases in energy and food prices, resulting from disrupted supplies from Russia and Ukraine. In addition, as a result of the ongoing military conflict, there has been a growing number of migrants in Poland and Romania. Such an influx of migrants could further exacerbate inflation in these two countries, thereby resulting in an upward pressure on wages, which could have a material adverse effect on our operations in these two countries. The length, impact and outcome of the ongoing military conflict in Ukraine are highly unpredictable. If the conflict continues or extends beyond Ukraine, it would continue to have a significant impact on the global economy and our operations in Poland and Romania.

Additionally, major political events, including the UK’s withdrawal from the EU in January 2020, commonly referred to as “Brexit,” has also created uncertainty for businesses such as ours that operate in these markets. While the UK and the EU have ratified a trade and cooperation agreement to govern their relationship after Brexit, the agreement merely sets forth a framework in many respects and requires additional bilateral negotiations between the UK and the EU as both parties continue to work on the rules for implementation. Significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal. Such terms could adversely affect the economic conditions in affected markets as well as the stability of the global financial markets, which in turn have had and may continue to have a material adverse effect on global economic conditions and financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. 24.2% of our revenues and 21.9% of our revenue less repair payments (non-GAAP) in fiscal 2024 and 25.4% of our revenues and 21.4% of our revenue less repair payments (non-GAAP) in fiscal 2023 were denominated in pound sterling. The extent and duration of the decline in the value of the pound sterling to the US dollar and other currencies is unknown at this time. A long-term reduction in the value of the pound sterling as a result of Brexit or otherwise could adversely impact our earnings growth rate and profitability. Although we believe that our hedging program is effective, there is no assurance that it will protect us against fluctuations in foreign currency exchange rates.

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

For example, in fiscal 2024, the Indian rupee depreciated against the US dollar by an average of 3.0%, the Philippine peso depreciated against the US dollar by an average of 1.0%, the South African rand depreciated against the US dollar by an average of 10.3%, the Australian dollar depreciated against the US dollar by an average of 4.0%, the Euro appreciated against the US dollar by an average of 4.1% and the pound sterling appreciated against the US dollar by an average of 4.2%.

The depreciation of the Indian rupee, the Philippine peso and the South African rand and the appreciation of the pound sterling and the Euro in each case against the US dollar in fiscal 2024 positively impacted our results of operations, whereas the depreciation of the Australian dollar against the US dollar negatively impacted our results of operations in fiscal 2024.

Impact of COVID-19

In May 2023, the World Health Organization declared that COVID-19 was no longer a global emergency. Countries around the world have also relaxed restrictions imposed over the past three years during the global outbreak of COVID-19, including the travel restrictions.

We have a business continuity planning mechanism in place and are actively working to understand our clients’ changing requirements, adapt delivery to a “hybrid” model, ensure data security, prioritize critical processes, adjust service levels and manage discretionary costs (such as travel costs) and fixed costs (such as personnel costs). Our “hybrid” delivery capability steadily improved throughout fiscal 2022 and fiscal 2023, from delivering over 80% of our clients’ requirements in April 2020 to 100% of our clients’ requirements in the second, third and fourth quarters of fiscal 2022 and throughout fiscal 2023 and 2024. In addition, we have also worked, and continue to work with national, state, and local authorities, so as to comply with applicable rules and regulations related to “hybrid” and “work from home” models. We will continue to assess the impact of the COVID-19 pandemic on the Company and respond accordingly.

In fiscal 2024, the pandemic did not have a significant impact on our results. In the longer term, while we remain confident in our business and the quality of our services, the magnitude of COVID-19’s impact to our business and financial performance in fiscal 2025 and beyond will be a function of several factors, including, but not limited to, the following:

•	the possibility of a resurgence of COVID-19 in the future and the duration that it takes for our clients’ businesses to stabilize and recover;

•	the level of demand for services from clients across the industries, including the demand within their own customer base that we serve;

•	our ability to implement policies and measures to ensure the health and safety of our employees;

•

the impact and challenge of managing “remote working” arrangements on the effectiveness of our productivity or operating capability, due to varying local governmental regulations, client requirements, size and scale of operations and technology or infrastructure issues, such as hardware access, software compatibility and internet connectivity; and

•	the volatility in exchange rate movements

We continue to work closely with our clients to maximize our ability to service their rapidly changing business requirements.

As at March 31, 2024, we had cash and cash equivalents and investments of $244.3 million and outstanding long-term debt amounting to $139.2 million and we had utilized short-term lines of credit amounting to $40.0 million. The unutilized short term lines amounted to $134.1 million as at March 31, 2024. Based on our current level of operations, we expect that our anticipated cash generated from operating activities, cash and cash equivalents on hand, and use of existing credit facilities will be sufficient to fund our debt repayment obligations, estimated capital expenditures, share repurchases and working capital needs for the next 12 months. However, under the current challenging economic and business conditions as discussed under “— Global Economic Conditions,” there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. Also, see “— Liquidity and Capital Resources” for more information.

Following the COVID-19 pandemic, more businesses globally continue to adopt delivery models with improved technology infrastructure, and incorporate elements of the “work from home” model. Countries may enact more flexible labor laws, which may potentially expand a company’s employee base to include a higher number of part-time and gig workers, such as independent contractors, online platform workers, contract firm workers and on-call workers. This may allow businesses such as ours to expand delivery models beyond the larger cities and into the smaller ones, for example, Tier 2 and Tier 3 cities in India.

Revenue

We generate revenue by providing BPM services to our clients. The following table shows our revenue (a GAAP financial measure) and revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Year ended March 31,		Change
	2024	2023	$	%
	(US dollars in millions)
Revenue	$1,323.4	$1,224.3	99.1	8.1%
Revenue less repair payments (non-GAAP)	$1,284.3	$1,162.0	122.2	10.5%

We have a large client base diversified across industries and geographies. As at March 31, 2024, we had a diverse client base of 690 clients (with each client contributing more than $0.01 million in revenue in fiscal 2024).

Our revenue is characterized by client, industry, service type, geographic and contract type diversity, as the analysis below indicates.

Revenue by Top Clients

In fiscal 2024 and 2023, the percentage of revenue and revenue less repair payments (non-GAAP) that we derived from our largest clients were in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
	2024	2023	2024	2023
Top client	4.9%	6.5%	5.1%	6.8%
Top five clients	20.9%	23.8%	21.6%	25.0%
Top ten clients	31.9%	37.4%	32.5%	38.4%
Top twenty clients	45.3%	51.1%	45.5%	51.1%

Revenue by SBUs

In fiscal 2024 and 2023, the percentage of revenue and revenue less repair payments (non-GAAP) that we derived from our SBUs were in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
Strategic Business Unit	2024	2023	2024	2023
BFSI	34.9%	33.2%	32.9%	29.6%
TSLU	30.7%	30.7%	31.6%	32.4%
MRHP	24.1%	22.7%	24.9%	23.9%
HCLS	12.5%	15.3%	12.9%	16.1%
Reconciling item (1)	(2.2)%	(1.9)%	(2.3)%	(2.0)%

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)	Revenue under reconciling items includes inter and intra segment eliminations and impact of foreign exchange fluctuations

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

Revenue by Service Type

In fiscal 2024 and 2023, our revenue and revenue less repair payments (non-GAAP) were diversified across service types in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
Service Type	2024	2023	2024	2023
Industry-specific(1)	40.8%	42.8%	39.0%	39.7%
Finance and accounting	21.5%	23.0%	22.2%	24.3%
Customer experience services	20.2%	19.4%	20.8%	20.4%
Research and analytics	12.4%	10.8%	12.7%	11.3%
Others(2)	5.1%	4.0%	5.3%	4.3%

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)

Previously, we presented revenue and revenue less repair payments (non-GAAP) generated from “auto claims” service type separately. Commencing fiscal first quarter ended June 30, 2023, in line with our new organization structure that we adopted effective April 1, 2023, we have included such revenue and revenue less repair payments (non-GAAP) under “industry-specific” service type. The revenues from “autoclaims” service type for the year ended March 31, 2023 have similarly been included under “industry-specific” service type for comparative purposes.

(2)	Others includes revenue from technology services, legal services and human resources outsourcing services.

Revenue by Geography

In fiscal 2024 and 2023, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our clients) in the proportions set forth below in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
Geography	2024	2023	2024	2023
North America (primarily the US)	47.1%	49.2%	48.5%	51.8%
UK	28.3%	28.7%	26.2%	24.9%
Europe (excluding the UK)	8.3%	7.1%	8.5%	7.4%
Australia	6.5%	6.1%	6.7%	6.4%
South Africa	1.0%	1.1%	1.0%	1.2%
Rest of world	8.8%	7.8%	9.1%	8.3%

Total	100.0%	100.0%	100.0%	100.0%

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

We conduct our domestic business in South Africa (serving clients based in South Africa) through our South Africa subsidiary, WNS South Africa (Pty) Ltd, and our international business in South Africa (serving clients based outside South Africa) through our South Africa subsidiary, WNS Global Services SA (Pty) Limited. During fiscal 2020, pursuant to the requirements of the South African government’s BBBEE Codes of Good Practice, the WNS B-BBEE Staff Share Trust subscribed to one participating preference share issued by WNS Global Services SA (Pty) Ltd, which entitles it to 45.56% of voting rights in WNS South Africa (Pty) Ltd. In fiscal 2022, the voting rights were increased to 48.84% to help ensure WNS South Africa (Pty) Ltd maintains the same level. On April 19, 2024, WNS Global Services SA (Pty) Limited redeemed the one participating preference share on account of unwinding of Scheme B of WNS B-BBEE Staff Share Trust. We are currently working on a new ownership structure to ensure continued compliance with the requirements of the BBBEE legislation.

We achieved a level one rating in respect of WNS South Africa (Pty) Ltd in May 2023, which is valid until May 2024 and achieved a level seven rating in respect of WNS Global Services SA (Pty) Limited in June 2023 which is valid until June 2024. The BBBEE verification audit for WNS Global Services SA (Pty) Ltd is in process and the new rating is expected to be received by the end of May 2024. To help us achieve the requisite BBBEE rating for WNS Global Services SA (Pty) Limited, we have implemented a program that includes divesting some of our interests in such subsidiary to address the requirement relating to the percentage of ownership of an entity by “black people” (as defined under the applicable legislation). We expect to maintain a level one or achieve level two rating in respect of WNS South Africa (Pty) Ltd and maintain a rating between level six and eight in respect of WNS Global Services SA (Pty) Limited, which would help ensure that we continue to meet the minimum BBBEE rating required under our contracts with South African clients and be eligible for government grants associated with our domestic and international business. However, there is no assurance that WNS South Africa (Pty) Ltd or WNS Global Services SA (Pty) Limited will maintain their existing BBBEE ratings in the ongoing or future annual BBBEE verification audits. If we fail to maintain or achieve the required minimum BBBEE ratings, we will cease to be eligible for government grants, will be disqualified from bidding for certain business, and certain of our clients may terminate their contracts with us or impose penalties on us. These outcomes would have an adverse effect on our business, results of operations, financial condition and cash flows.

Revenue by Location of Delivery Centers

For fiscal 2024 and 2023, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our delivery centers) in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
Location of Delivery Center	2024	2023	2024	2023
India	54.6%	51.9%	56.3%	54.7%
Philippines	14.3%	13.5%	14.7%	14.2%
United States(1)	12.0%	15.2%	12.4%	16.0%
South Africa	6.4%	5.1%	6.6%	5.4%
UK(2)	5.8%	8.4%	3.0%	3.5%
Romania	2.0%	1.7%	2.0%	1.8%
Sri Lanka	1.3%	1.3%	1.4%	1.4%
China	1.2%	1.1%	1.2%	1.2%
Poland	1.0%	0.6%	1.0%	0.6%
Costa Rica	0.6%	0.4%	0.7%	0.5%
Australia(3)	0.5%	0.4%	0.5%	0.4%
Spain(4)	0.3%	0.4%	0.2%	0.3%
Malaysia	0.0%	0.0%	0.0%	0.0%

Total	100.0%	100.0%	100.0%	100.0%

Notes:

(1)	Includes revenue and revenue less repair payments (non-GAAP) derived from Canada, which were not significant.
(2)	Includes revenue and revenue less repair payments (non-GAAP) derived from Turkey and Germany, which were not significant.
(3)	Revenue from Australia is for processes being delivered under our “work from home” model. We do not have any delivery center in Australia.
(4)

In March 2023, WNS closed its delivery center in Spain. Commencing fiscal first quarter ended June 30, 2023, revenue from Spain is for processes being delivered under our “work from home” model. We do not have any delivery center in Spain.

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

Outcome-based arrangements are examples of non-linear pricing models where revenues from platforms and solutions and the services we provide are linked to usage or savings by clients rather than the efforts deployed to provide these services. We intend to focus on increasing our service offerings that are based on non-linear pricing models that allow us to price our services based on the value we deliver to our clients rather than the headcount deployed to deliver the services to them. We believe that non-linear pricing models help us to grow our revenue without increasing our headcount. Accordingly, we expect increased use of non-linear pricing models to result in higher revenue per employee and improved margins. Non-linear revenues may be subject to short-term pressure on margins, however, as initiatives in developing the products and services take time to deliver. Moreover, in outcome-based arrangements, we bear the risk of failure to achieve clients’ business objectives in connection with these projects. For more information, see “Part I — Item 3. Key Information — D. Risk Factors — Risks Related to Our Business – If our pricing structures do not accurately anticipate the cost and complexity of performing our work, our profitability may be negatively affected.”

Revenue by Contract Type

For fiscal 2024 and 2023, our revenue and revenue less repair payments (non-GAAP) were diversified by contract type in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
Revenue by Contract type	2024	2023	2024	2023
Full-time-equivalent	71.2%	67.7%	73.4%	71.4%
Transaction	14.3%	14.8%	11.7%	10.2%
Subscription	5.1%	7.7%	5.3%	8.1%
Fixed price	5.1%	5.5%	5.3%	5.8%
Others (1)	4.3%	4.3%	4.3%	4.5%

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)

Others includes revenue from “outcome-based arrangements”, which typically involve billings based on the business result achieved by our clients through our service efforts (such as a reduction in days sales outstanding, an improvement in working capital, an increase in collections or a reduction in operating expenses).

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

Selling and marketing expenses as a proportion of revenue was 5.9% in fiscal 2024 as compared with 5.2% for fiscal 2023. Selling and marketing expenses as a proportion of revenue less repair payments (non-GAAP) was 6.1% in fiscal 2024 as compared with 5.5% for fiscal 2023.

General and Administrative Expenses

Our general and administrative expenses comprise primarily employee costs for senior management and other support personnel, share-based compensation expense, legal and professional fees, travel expenses, and other general expenses not related to cost of revenue and selling and marketing.

General and administrative expenses as a proportion of revenue was 13.9% in fiscal 2024 as compared with 13.8% in fiscal 2023. General and administrative expenses as a proportion of revenue less repair payments (non-GAAP) was 14.3% in fiscal 2024 as compared with 14.6% in fiscal 2023.

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

We had a foreign exchange gain of $0.7 million in fiscal 2024 as compared to a gain of $1.0 million in fiscal 2023.

Amortization of Intangible Assets

Amortization of intangible assets is primarily associated with our acquisitions of Fusion in June 2012, Value Edge in June 2016, Denali in January 2017, HealthHelp in March 2017, Vuram in July 2022, The Smart Cube in December 2022, OptiBuy in December 2022 and amortization of intangible assets associated with business transfers from CEPROCS in December 2021 and a large insurance company in October 2022.

Other Income, Net

Other income, net comprises interest income, income from investments, reversal of acquisition related contingent consideration, gain or loss on sale of assets and other miscellaneous income and expenses.

Finance Expense

Finance expense primarily relates to interest charges payable on our term loans and short-term borrowings, transaction costs and gains/losses on settlement of related derivative instruments. On adoption of IFRS 16, with effect from April 1, 2019, interest expense on lease liabilities is reflected in this line item. It includes changes in the fair value of contingent consideration relating to our acquisitions.

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

The following table presents certain operating data as at the dates indicated:

	As at March 31,
	2024	2023
Total headcount	60,125	59,755
Built up seats(1)	41,599	37,222
Used seats(1)	—	—
Seat utilization rate(1) (2)	—	—

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

The “hybrid” model continued to be used in fiscal 2024 and fiscal 2023. Accordingly, the used seats details and seat utilization rate details are not relevant for fiscal 2024 and fiscal 2023. However, we have made significant progress towards in-person operations averaging 68% “work from office” during fiscal 2024.

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

Our total headcount and built up seats increased from March 31, 2023 to March 31, 2024 primarily in line with our revenue growth and higher work from office

We expect our total headcount in fiscal 2025 to increase as compared to fiscal 2024 as the impact of an increased flow of business from new and existing clients is expected to continue to increase our hiring requirements in fiscal 2025.

Foreign Exchange

Exchange Rates

We report our financial results in US dollars and our results of operations would be adversely affected if the pound sterling or, to a lesser extent, the Euro or the Australian dollar depreciates against the US dollar, or if the Indian rupee or, to a lesser extent, the Philippine peso or the South African rand appreciates against the US dollar. Although a substantial portion of our revenue and revenue less repair payments (non-GAAP) is denominated in US dollars (59.3% and 61.1%, respectively, in fiscal 2024 and 59.4% and 62.6%, respectively, in fiscal 2023), pound sterling (24.2% and 21.9%, respectively, in fiscal 2024 and 25.4% and 21.4%, respectively, in fiscal 2023), and, to a lesser extent, the Euro (7.4% and 7.6%, respectively, in fiscal 2024 and 6.4% and 6.8%, respectively, in fiscal 2023), the Australian dollars (6.0% and 6.2%, respectively, in fiscal 2024 and 5.7% and 6.0%, respectively, in fiscal 2023), and the South African rand (0.9% and 1.0%, respectively, in fiscal 2024 and 1.1% and 1.1%, respectively, in fiscal 2023), most of our expenses (net of payments to repair centers) are incurred and paid in Indian rupees (45.9% in fiscal 2024 and 46.0% in fiscal 2023) and, to a lesser extent, in the Philippine peso (11.7% in fiscal 2024 and 11.8% in fiscal 2023) and the South African rand (5.9% in fiscal 2024 and 5.2% in fiscal 2023). The exchange rates between these currencies and the US dollar have changed substantially in recent years and may fluctuate substantially in the future.

The average Indian rupee to US dollar exchange rate was approximately ₹83.04 per $1.00 in fiscal 2024, which represented a depreciation of the Indian rupee of 3.0% as compared with the average exchange rate of ₹80.33 per $1.00 in fiscal 2023, which in turn represented a depreciation of the Indian rupee of 7.8% as compared with the average exchange rate of approximately ₹74.49 per $1.00 in fiscal 2022.

The average pound sterling to US dollar exchange rate was approximately £0.80 per $1.00 in fiscal 2024, which represented an appreciation of the pound sterling of 4.2% as compared with the average exchange rate of approximately £0.83 per $1.00 in fiscal 2023, which in turn represented an depreciation of the pound sterling of 11.8% as compared with the average exchange rate of approximately £0.73 per $1.00 in fiscal 2022.

The average Australian dollar to US dollar exchange rate was approximately A$1.52 per $1.00 in fiscal 2024, which represented a depreciation of the Australian dollar of 4.0% as compared with the average exchange rate of approximately A$1.46 per $1.00 in fiscal 2023, which in turn represented an depreciation of the Australian dollar of 7.3% as compared with the average exchange rate of approximately A$1.35 per $1.00 in fiscal 2022.

The average Euro to US dollar exchange rate was approximately €0.92 per $1.00 in fiscal 2024, which represented an appreciation of the Euro of 4.1% as compared with the average exchange rate of approximately €0.96 per $1.00 in fiscal 2023, which in turn represented a depreciation of the Euro of 10.4% as compared with the average exchange rate of approximately €0.860 per $1.00 in fiscal 2022.

The average South African rand to US dollar exchange rate was approximately R18.73 per $1.00 in fiscal 2024, which represented a depreciation of the South African rand of 10.3% as compared with the average exchange rate of approximately R16.98 per $1.00 in fiscal 2023, which in turn represented an depreciation of the South African rand of 14.4% as compared with the average exchange rate of approximately R14.85 per $1.00 in fiscal 2022.

The average Philippine peso to US dollar exchange rate was approximately PHP55.90 per $1.00 in fiscal 2024, which represented a depreciation of the Philippine peso of 1.0% as compared with the average exchange rate of approximately PHP55.32 per $1.00 in fiscal 2023, which in turn represented a depreciation of the Philippine peso of 10.5% as compared with the average exchange rate of approximately PHP50.07 per $1.00 in fiscal 2022.

The depreciation of the Indian rupee, Philippine peso and the South African rand against the US dollar in fiscal 2024 and the appreciation of the pound sterling, the Euro against the US dollar in fiscal 2024, positively impacted our results of operations whereas the depreciation the Australian dollar against the US dollar negatively impacted our results of operations during the year. Increases in our cost of revenue, and other expenses were partially offset by the positive impact of the depreciation of Indian rupee in fiscal 2024. The depreciation of the Indian rupee, Philippine peso and the South African rand against the US dollar in fiscal 2023 positively impacted our results of operations whereas the depreciation of the pound sterling, the Euro and the Australian dollar in each case against the US dollar negatively impacted ourresults of operations during the year. See “Part I — Item 11. Quantitative and Qualitative Disclosures About Market Risk — B. Risk Management Procedures — Components of Market Risk — Exchange Rate Risk.”

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

In fiscal 2024, 2023 and 2022, our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $10.3 million, $20.7 million and $20.9 million in additional income tax expense on our combined operations in our SEZ operations in India, the Philippines and Sri Lanka in fiscal 2024, 2023 and 2022 respectively, if the tax holidays and exemptions described below had not been available for the respective periods.

We expect our tax rate in India, the Philippines and Sri Lanka to continue to impact our effective tax rate. Our tax rate in India has been impacted by the reduction in the tax exemption enjoyed by our delivery center operating under the SEZ scheme as discussed below. In fiscal 2024, we operated from various delivery centers in the Philippines which commenced operations from fiscal 2018 to fiscal 2024 and are eligible for tax exemption benefits expiring between fiscal 2024 and fiscal 2029. Following the expiry of the tax benefits, income generated by the Philippines subsidiary will be taxed at the prevailing special tax rate, which currently is 5.0% on gross profit. As per CREATE which is effective from April 2021, enterprises will be taxed at 5% on gross profit for a fixed period of 10 years. Also, any changes in the regulations relating to work from home arrangements may impact the tax exemption benefits available to our Philippines subsidiary. From January 1, 2020, our operations in Sri Lanka are eligible to claim income tax exemption with respect to the profits earned from export revenue, as more fully described below.

India

In the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate, which was 34.95% in fiscal 2024, 2023 and 2022.

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

Philippines

In fiscal 2024, we operated from various delivery centers in the Philippines which commenced operations from fiscal 2018 to fiscal 2024 and are eligible for tax exemption benefits expiring between fiscal 2024 and fiscal 2029. Following the expiry of the tax benefits, income generated by the Philippines subsidiary will be taxed at the prevailing special tax rate, which currently is 5.0% on gross profit. As per CREATE which is effective from April 2021, enterprises will be taxed at 5% on gross profit for a fixed period of 10 years.

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

Results of Operations

The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments (non-GAAP) for the periods indicated:

	As a percentage of
	Revenue		Revenue less repair payments (non-GAAP)
	Year ended March 31,		Year ended March 31,
	2024	2023	2024	2023
Cost of revenue	63.8%	65.5%	62.7%	63.6%
Gross profit	36.2%	34.5%	37.3%	36.4%
Operating expenses:
Selling and marketing expenses	5.9%	5.2%	6.1%	5.5%
General and administrative expenses	13.9%	13.8%	14.3%	14.6%
Foreign exchange loss / (gain), net	(0.1)%	(0.1)%	(0.1)%	(0.1)%
Impairment of intangible assets	2.3%	—%	2.4%	—%
Amortization of intangible assets	2.5%	1.9%	2.6%	2.0%
Operating profit	11.6%	13.7%	11.9%	14.4%
Other income, net	(3.0)%	(1.3)%	(3.1)%	(1.4)%
Finance expense	2.2%	1.5%	2.3%	1.6%
Income tax expense	1.8%	2.2%	1.8%	2.3%
Profit after tax	10.6%	11.2%	10.9%	11.8%

The following table reconciles revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) and sets forth payments to repair centers and revenue less repair payments (non-GAAP) as a percentage of revenue for the periods indicated:

	Year ended March 31,
	2024	2023	2024	2023
	(US dollars in millions)
Revenue	$1,323.4	$1,224.3	100.0%	100.0%
Less: Payments to repair centers	39.1	62.2	3.0%	5.1%

Revenue less repair payments (non-GAAP)	$1,284.3	$1,162.0	97.0%	94.9%

The following table presents our results of operations for the periods indicated:

	Year ended March 31,
	2024	2023
	(US dollars in millions)
Revenue	$1,323.4	$1,224.3
Cost of revenue(1)	844.9	801.5

Gross profit	478.4	422.7
Operating expenses:
Selling and marketing expenses(2)	78.3	63.5
General and administrative expenses(3)	183.6	169.3
Foreign exchange loss / (gains), net	(0.7)	(1.0)
Impairment of intangible assets	30.9	—
Amortization of intangible assets	33.0	23.6

Operating profit	153.3	167.3

Other income, net	(39.4)	(16.0)
Finance expense	29.1	18.8

Profit before income taxes	163.6	164.5
Income tax expense	23.4	27.2

Profit after tax	$140.1	$137.3

Notes:

(1)	Includes share-based compensation expense of $10.0 million in fiscal 2024 and $8.1 million in fiscal 2023.
(2)	Includes share-based compensation expense of $7.0 million in fiscal 2024 and $6.4 million in fiscal 2023.
(3)	Includes share-based compensation expense of $34.6 million in fiscal 2024 and $35.3 million in fiscal 2023.

Fiscal 2024 Compared to Fiscal 2023

Revenue

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

	Year ended March 31,
	2024	2023	Change	% Change
	(US dollars in millions)
Revenue	$1,323.4	$1,224.3	$99.1	8.1%

The increase in revenue of $99.1 million was primarily attributable to an increase in revenue from existing clients of $121.1 million (including revenue of $46.8 million from Vuram, The Smart Cube and OptiBuy which we acquired on July 1, 2022, December 16, 2022 and December 14, 2022, respectively) and an appreciation of the pound sterling and the Euro by an average of 4.2% and 4.1%, respectively, against the US dollar in fiscal 2024, as compared to the respective average exchange rates in fiscal 2023. The increase was partially offset by lower revenues from new clients of $19.2 million and higher hedging loss on our revenue by $2.8 million to a loss of $5.0 million in fiscal 2024 from a loss of $2.2 million in fiscal 2023. The increase in revenue was primarily attributable to higher revenues in our BFSI, MRHP and TSLU segments, partially offset by lower revenues in our HCLS segment. The decrease in revenues in our HCLS segment was in part attributable to the ramp-down of a large healthcare process for a client.

Revenue by Geography

The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:

	Revenue		As a percentage of revenue
	Year ended March 31,
	2024	2023	2024	2024
	(US dollars in millions)
North America (primarily the US)	$623.4	$602.5	47.1%	49.2%
UK	375.0	351.0	28.3%	28.7%
Europe (excluding the UK)	109.2	86.5	8.3%	7.1%
Australia	86.0	74.7	6.5%	6.1%
South Africa	13.4	13.5	1.0%	1.1%
Rest of world	116.4	96.0	8.8%	7.8%

Total	$1,323.4	$1,224.3	100.0%	100.0%

The increase in revenue from the UK region was primarily attributable to higher revenues in our TSLU, MRHP and HCLS segments and an appreciation of the pound sterling against the US dollar by an average of 4.2% for fiscal 2024 as compared to the average exchange rate for fiscal 2023, partially offset by lower revenue in our BFSI segment. The increase in revenue from the Europe (excluding the UK) region was primarily attributable to higher revenues in all our segments and an appreciation of the Euro against the US dollar by an average of 4.1% for fiscal 2024 as compared to the average exchange rate for fiscal 2023. The increase in revenue in the North America (primarily the US) region was primarily attributable to higher revenues in our BFSI and MRHP segments, partially offset by lower revenues in our HCLS and TSLU segments. The increase in revenue from the rest of world region was primarily attributable to higher revenues in all our segments. The increase in revenue from the Australia region was primarily attributable to higher revenues in our BFSI, TSLU and MRHP segments, partially offset by lower revenues in our HCLS segment, and a depreciation of the Australian dollar against the US dollar by an average of 4.0% for fiscal 2024, as compared to the average exchange rate in fiscal 2023. The decrease in revenue from the South Africa region was primarily attributable to lower revenues in our TSLU segment and a depreciation of the South African rand against the US dollar by an average of 10.3% for fiscal 2024, as compared to the average exchange rate in fiscal 2023, partially offset by higher revenues in our MRHP and BFSI segments.

Revenue Less Repair Payments (non-GAAP)

The following table sets forth our revenue less repair payments (non-GAAP) and percentage change in revenue less repair payments (non-GAAP) for the periods indicated:

	Year ended March 31,
	2024	2023	Change	% Change
	(US dollars in million)
Revenue less repair payments (non-GAAP)	$1,284.3	$1,162.0	$122.2	10.5%

The increase in revenue less repair payments (non-GAAP) of $122.2 million was primarily attributable to an increase in revenue less repair payments (non-GAAP) from existing clients of $143.4 million, (including revenue of $46.8 million from Vuram, The Smart Cube and OptiBuy which we acquired on July 1, 2022, December 16, 2022 and December 14, 2022, respectively) and an appreciation of the pound sterling and the Euro by an average of 4.2% and 4.1%, respectively, against the US dollar in fiscal 2024, as compared to the respective average exchange rates in fiscal 2023. The increase was partially offset by lower revenue less repair payments (non-GAAP) from new clients of $18.3 million and a higher hedging loss on our revenue by $2.8 million to a loss of $5.0 million in fiscal 2024 from a loss of $2.2 million in fiscal 2023. The increase in revenue was primarily attributable to higher revenues in our BFSI, MRHP and TSLU segments, partially offset by lower revenues in our HCLS segment. The decrease in revenues in our HCLS segment was in part attributable to the ramp-down of a large healthcare process for a client.

Revenue Less Repair Payments (non-GAAP) by Geography

The following table sets forth the composition of our revenue less repair payments (non-GAAP) based on the location of our clients in our key geographies for the periods indicated:

	Revenue less repair payments (non-GAAP)		As a percentage of revenue less repair payments (non-GAAP)
	Year ended March 31,
	2024	2023	2024	2023
	(US dollars in millions)
North America (primarily the US)	$623.4	$602.5	48.5%	51.8%
UK	335.9	288.8	26.2%	24.9%
Europe (excluding the UK)	109.2	86.5	8.5%	7.4%
Australia	86.0	74.7	6.7%	6.4%
South Africa	13.4	13.5	1.0%	1.2%
Rest of world	116.4	96.0	9.1%	8.3%

Total	$1,284.3	$1,162.0	100.0%	100.0%

The increase in revenue less repair payments (non-GAAP) from the UK region was primarily attributable to higher revenue less repair payments (non-GAAP) in all our segments and an appreciation of the pound sterling against the US dollar by an average of 4.2% for fiscal 2024 as compared to the average exchange rate for fiscal 2023. The increase in revenue less repair payments (non-GAAP) from the Europe (excluding the UK) region was primarily attributable to higher revenue less repair payments (non-GAAP) in all our segments and an appreciation of the Euro against the US dollar by an average of 4.1% for fiscal 2024 as compared to the average exchange rate for fiscal 2023. The increase in revenue less repair payments (non-GAAP) in the North America (primarily the US) region was primarily attributable to higher revenue less repair payments (non-GAAP) in our BFSI and MRHP segments, partially offset by lower revenue less repair payments (non-GAAP)s in our HCLS and TSLU segments. The increase in revenue less repair payments (non-GAAP) from the rest of world region was primarily attributable to higher revenue less repair payments (non-GAAP) in all our segments. The increase in revenue less repair payments (non-GAAP) from the Australia region was primarily attributable to higher revenue less repair payments (non-GAAP) in our BFSI, TSLU and MRHP segments, partially offset by lower revenue less repair payments (non-GAAP) in our HCLS segment, and a depreciation of the Australian dollar against the US dollar by an average of 4.0% for fiscal 2024, as compared to the average exchange rate in fiscal 2023. The decrease in revenue less repair payments (non-GAAP) from the South Africa region was primarily attributable to lower revenue less repair payments (non-GAAP) in our TSLU segment and a depreciation of the South African rand against the US dollar by an average of 10.3% for fiscal 2024, as compared to the average exchange rate in fiscal 2023, partially offset by higher revenue less repair payments (non-GAAP) in our MRHP and BFSI segments.

Cost of Revenue

The following table sets forth the composition of our cost of revenue for the periods indicated:

	Year ended March 31,
	2024	2023	Change
	(US dollars in millions)
Employee costs	$627.9	$578.3	$49.7
Repair payments	39.1	62.2	(23.1)
Facilities costs	80.7	67.5	13.3
Depreciation	54.9	48.7	6.3
Legal and professional costs	12.2	12.4	(0.2)
Travel costs	8.6	7.3	1.2
Other costs	21.4	25.2	(3.7)

Total cost of revenue	$844.9	$801.5	$43.4

As a percentage of revenue	63.8%	65.5%

The increase in cost of revenue was primarily due to higher employee costs on account of higher headcount (including headcount from Vuram, The Smart Cube and OptiBuy, which we acquired on July 1, 2022, December 16, 2022 and December 14, 2022, respectively), wage inflation and higher facilities running costs due to an increase in facilities utilization (as our employees gradually returned to the office); higher travel costs due to increased travel on account of the easing of COVID-19 related travel restrictions in most countries and an appreciation of the pound sterling and the Euro against the US dollar by an average of 4.2% and 4.1% respectively in fiscal 2024 as compared to the average exchange rate in fiscal 2023 which resulted in an increase in our cost by approximately $1.4 million. These increases were partially offset by (i) lower other costs primarily lower sub-contracting costs (primarily due to the ramp-down of a large healthcare process for a client) (ii) the depreciation of the Indian rupee, the Philippine peso and the South African rand against the US dollar by an average of 3.1%, 1.0% and 10.3%, respectively, for fiscal 2024, as compared to the respective average exchange rates for fiscal 2023, which resulted in a decrease in our cost of revenue by approximately $15.9 million . Further, the cost of revenue associated with COVID-19 related business continuity costs, such as costs arising from the provision of accommodation to our employees, rental laptops and WIFI dongles, which are devices that allow remote access via the Internet, as we shifted to a “hybrid” model, decreased by $3.1 million to $2.2 million in fiscal 2024 as compared to $5.3 million in fiscal 2023.

Gross Profit

The following table sets forth our gross profit for the periods indicated:

	Year ended March 31,
	2024	2023	Change
	(US dollars in millions)
Gross profit	$478.4	$422.7	$55.7
As a percentage of revenue	36.2%	34.5%
As a percentage of revenue less repair payments (non-GAAP)	37.3%	36.4%

Gross profit as a percentage of revenue increased in fiscal 2024 from fiscal 2023, due to a higher revenue as discussed above.

Gross profit as a percentage of revenue less repair payments (non-GAAP) increased in fiscal 2024 from fiscal 2023, primarily due to a higher revenue less repair payments (non-GAAP) as discussed above.

During fiscal 2024, our built up seats increased by 11.8% from 37,222 as at the end of fiscal 2023 to 41,599 as at the end of fiscal 2024 due to the expansion of facilities in the Philippines and South Africa and new facilities added in Chennai, Gurgaon, Hyderabad and Vizag in India. The increase was partially offset by surrender of facilities in Romania, South Africa and Chennai in India. Our total headcount increased by 0.6% from 59,755 as at March 31, 2023 to 60,125 as at March 31, 2024, in line with the increase in revenue generation by such hires.

For further information, see notes (1) and (2) to the table presenting certain operating data in “— Operating Data” above.

Selling and Marketing Expenses

The following table sets forth the composition of our selling and marketing expenses for the periods indicated:

	Year ended March 31,
	2024	2023	Change
	(US dollars in millions)
Employee costs	$62.1	$51.7	$10.4
Other costs	16.2	11.8	4.4

Total selling and marketing expenses	$78.3	$63.5	$14.9

As a percentage of revenue	5.9%	5.2%
As a percentage of revenue less repair payments (non-GAAP)	6.1%	5.5%

The increase in our selling and marketing expenses was primarily due to an increase in employee costs due to wage inflation and higher share-based compensation costs and an increase in other costs due to higher marketing costs and higher travel costs and an appreciation of the the pound sterling against the US dollar by an average of 4.2% in fiscal 2024, as compared to the average exchange rates in fiscal 2023 which resulted in an increase of selling and marketing expenses by approximately $0.7 million.

General and Administrative Expenses

The following table sets forth the composition of our general and administrative expenses for the periods indicated:

	Year ended March 31,
	2024	2023	Change
	(US dollars in millions)
Employee costs	$141.3	$130.8	$10.5
Other costs	42.3	38.6	3.8

Total general and administrative expenses	$183.6	$169.3	$14.3

As a percentage of revenue	13.9%	13.8%
As a percentage of revenue less repair payments (non-GAAP)	14.3%	14.6%

The increase in general and administrative expenses was primarily due to an increase in employee costs due to higher salaries on account of higher headcount (including headcount from Vuram, The Smart Cube and OptiBuy, which we acquired on July 1, 2022, December 16, 2022 and December 14,2022, respectively) and wage inflation and and an increase in other costs due to higher travel costs and costs related to the termination of our ADS facility and the listing of ordinary shares directly on the NYSE and costs associated with the transition to voluntarily filing as a domestic issuer reporting under US GAAP, partially offset by the depreciation of the Indian rupee and the South African rand against the US dollar by an average of 3.0% and 10.3%, respectively, for fiscal 2024 as compared to the average exchange rates for fiscal 2023, which reduced our general and administrative expenses by approximately $2.6 million.

Foreign Exchange Loss / (Gain), Net

The following table sets forth our foreign exchange loss / (gain), net for the periods indicated:

	Year ended March 31,
	2024	2023	Change
	(US dollars in millions)
Foreign exchange loss/ (gain), net	$(0.7)	$(1.0)	$0.3

We recorded foreign exchange gain of $0.7 million in fiscal 2024, primarily on account of a revaluation gain of $0.7 million as compared to a foreign exchange gain of $1.0 million in fiscal 2023, primarily on account of a revaluation gain of $1.0 million.

Impairment of Intangible assets

The following table sets forth our impairment of intangible assets for the periods indicated:

	Year ended March 31,
	2024	2023	Change
	(US dollars in millions)
Impairment of Intangible assets	$30.9	$—	$30.9

We recorded Impairment of Intangible Assets of $30.9 million in fiscal 2024, primarily on account of an impairment charge to the customer relationship intangible related to our large HCLS client termination.

Amortization of Intangible Assets

The following table sets forth our amortization of intangible assets for the periods indicated:

	Year ended March 31,
	2024	2023	Change
	(US dollars in millions)
Amortization of intangible assets	$33.0	$23.6	$9.4

The increase in amortization of intangible assets was primarily attributable to the amortization of intangibles assets associated with our acquisition of Vuram (which we acquired in July 2022), The Smart Cube (which we acquired in December 2022) and OptiBuy (which we acquired in December 2022) and amortization of intangible assets associated with the business transfer from a large insurance company (in October 2022). This increase was partially offset by the completion of the amortization of certain intangible assets associated with our Fusion acquisition.

Operating Profit

The following table sets forth our operating profit for the periods indicated:

	Year ended March 31,
	2024	2023	Change
	(US dollars in millions)
Operating profit	$153.3	$167.3	$(14.1)
As a percentage of revenue	11.6%	13.7%
As a percentage of revenue less repair payments (non-GAAP)	11.9%	14.4%

Operating profit as a percentage of revenue was lower in fiscal 2024 as compared to fiscal 2023 notwithstanding higher revenues in fiscal 2024 due to higher selling and marketing expenses, general and administrative expenses, impairment of intangibles and amortization of intangible assets and lower foreign exchange gains as a percentage of revenue, partially offset by lower cost of revenue as a percentage of revenue.

Operating profit as a percentage of revenue less repair payments (non-GAAP) was lower in fiscal 2024 from fiscal 2023 notwithstanding higher revenues less repair payments (non-GAAP) in fiscal 2024 due to higher selling and marketing expenses, impairment of intangibles and amortization of intangible assets and lower foreign exchange gains as a percentage of revenue, partially offset by lower cost of revenue and general and administrative expenses, as a percentage of revenue less repair payments (non-GAAP).

Other Income, net

The following table sets forth our other income, net for the periods indicated:

	Year ended March 31,
	2024	2023	Change
	(US dollars in millions)
Other income, net	$(39.4)	$(16.0)	$(23.4)

Other income, net was higher primarily due to the write back of the contingent consideration related to our acquisition of Vuram, which we acquired in July 2022.

Finance Expense

The following table sets forth our finance expense for the periods indicated:

	Year ended March 31,
	2024	2023	Change
	(US dollars in millions)
Finance expense	$29.1	$18.8	$10.3

Finance expense increased primarily due to higher interest on the right of use assets under IFRS 16, and higher interest on long-term loans taken for general corporate purposes and for the acquisition of The Smart Cube and an increase in the fair value of contingent considerations relating to our acquisitions.

Income Tax Expense

The following table sets forth our income tax expense for the periods indicated:

	Year ended March 31,
	2024	2023	Change
	(US dollars in millions)
Income tax expense	$23.4	$27.2	$(3.8)

The decrease in income tax expense was primarily due to a one time reversal of deferred tax liability of $9.5 million on intangibles, offset by an overall increase in taxable profit and an increase in tax rate in UK in fiscal 2024 and further offset by one-time deferred tax asset benefit of $1.7 million due to recognition of previously unrecognized deferred tax assets in fiscal 2023.

Profit After Tax

The following table sets forth our profit after tax for the periods indicated:

	Year ended March 31,
	2024	2023	Change
	(US dollars in millions)
Profit after tax	$140.1	$137.3	$2.8
As a percentage of revenue	10.6%	11.2%
As a percentage of revenue less repair payments (non-GAAP)	10.9%	11.8%

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

Fiscal 2023 Compared to Fiscal 2022

For a discussion of our results in fiscal 2023 compared to fiscal 2022, please see “Part I — Item 5. Operating and Financial Review and Prospects — Results of Operations — Fiscal 2023 Compared to Fiscal 2022” contained in our Annual Report on Form 20-F for fiscal 2022 filed with the SEC on May 16, 2023.

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

The Company provides business process management services. Effective April 1, 2023, the Company adopted a new organizational structure featuring four “SBUs”, each headed by a chief business officer. Under the new organizational structure, the Company combined its priorverticals into the four SBUs. The new structure is intended to help drive improved outcomes for global clients and enable the Company to better drivebusiness synergies, enhance scalability, generate operating leverage, and create organizational depth. The Company now manages and reports financial information through its four SBUs, which reflects how management reviews financial information and makes operating decisions.

The SBUs’ performance is reviewed by the Group Chief Executive Officer, who has been identified as the Chief Operating decision Maker (“CODM”) as defined by IFRS 8, “Operating Segments”. The CODM evaluates the Company’s performance and allocates resources based on revenue growth and operating performance of SBUs. The Company’s operating segments, effective April 1, 2023, are as follows:

•	TSLU: Travel and leisure, shipping and logistics and utilities;

•	MRHP: Diversified businesses (including manufacturing, retail and CPG, media and entertainment, and telecommunication), hi-tech and professional services, and procurement;

•	HCLS: Healthcare and life sciences; and

•	BFSI: Banking and financial services.

The Company uses revenue less repair payments (non-GAAP) as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as (a) revenue less (b) in the Company’s BFSI SBU, payments to repair centers for “Fault” repair cases where the Company acts as the principal in its dealings with the third party repair centers and its clients.

The CODM does not evaluate certain operating expenses, finance expense, other income, net and income taxes by segment, therefore the Company does not allocate these expenses by segment.

The segment results for the year ended March 31, 2024 are as follows:

(US dollars in millions)	TSLU	MRHP	HCLS	BFSI	Reconciling item (3)	Total
Revenue from external customers
Segment Revenue	$406.1	$319.3	$165.9	$461.9	$(29.8)	$1,323.4
Payments to repair centers	—	—	—	39.1	—	39.1

Revenue less repair payments (non-GAAP)	406.1	319.3	165.9	422.8	(29.8)	1,284.3
Adjusted cost of revenue (1) (2)	234.6	183.2	113.3	258.0	6.7	795.8

Segment gross profit	171.5	136.1	52.6	164.8	(36.5)	488.5
Other costs						219.6
Other income, net						(39.4)
Finance expense						29.1
Impairment of intangible assets						30.9
Amortization of intangible assets						33.0
Share-based compensation expense						51.7
Income- tax expense						23.4

Profit after tax						$140.1

(1)	Excludes share-based compensation expense.
(2)	Adjusted cost of revenue under reconciling items includes inter and intra segment eliminations and unallocated expenses.
(3)	Revenue under reconciling items includes inter and intra segment eliminations and impact of foreign exchange fluctuations.

The segment results for the year ended March 31, 2023 are as follows:

(US dollars in millions)	TSLU	MRHP	HCLS	BFSI	Reconciling item (3)	Total
Revenue from external customers
Segment Revenue	$376.2	$278.2	$187.4	$406.4	$(23.9)	$1,224.3
Payments to repair centers	—	—	—	62.2	—	62.2

Revenue less repair payments (non-GAAP)	376.2	$278.2	$187.4	344.2	(23.9)	1,162.0
Adjusted cost of revenue (1) (2)	223.0	168.5	134.0	209.4	(3.7)	731.2

Segment gross profit	153.2	109.7	53.3	134.8	(20.2)	430.8
Other costs						190.1
Other income, net						(16.0)
Finance expense						18.8
Impairment of intangible assets						—
Amortization of intangible assets						23.6
Share-based compensation expense						49.7
Income- tax expense						27.2

Profit after tax						$137.3

(1)	Excludes share-based compensation expense.
(2)	Adjusted cost of revenue under reconciling items includes inter and intra segment eliminations and unallocated expenses.
(3)	Revenue under reconciling items includes inter and intra segment eliminations and impact of foreign exchange fluctuations.

TSLU

Segment Revenue

Fiscal 2024 Compared to Fiscal 2023

Revenue and revenue less repair payments (non-GAAP) in the TSLU segment increased by 8.0% to $406.1 million in fiscal 2024 from $376.2 million in fiscal 2023. This increase was primarily attributable to the increase in revenues for existing clients by $26.4 million and revenue from new clients of $3.5 million and an appreciation of the pound sterling and the Euro by an average of 4.2% and 4.1%, respectively, in each case against the US dollar in fiscal 2024, as compared to the respective average exchange rates in fiscal 2023. The increase was partially offset by a depreciation of the Australian dollar and the South African rand by an average of 4.0% and 10.3% respectively, in each case against the US dollar in fiscal 2024, as compared to the respective average exchange rates in fiscal 2023.

Fiscal 2023 Compared to Fiscal 2022

Revenue and revenue less repair payments (non-GAAP) in the TSLU segment increased by 18.5% to $376.2 million in fiscal 2023 from $317.4 million in fiscal 2022. This increase was primarily attributable to the increase in revenues for existing clients by $49.7 million and revenue from new clients of $9.1 million. The increase was partially offset by a depreciation of the pound sterling, the Euro, Australian dollar and the South African rand by an average of 11.8%, 10.4%, 7.3% and 14.4% respectively, in each case against the US dollar in fiscal 2023, as compared to the respective average exchange rates in fiscal 2022.

Segment Gross Profit

Fiscal 2024 Compared to Fiscal 2023

Segment gross profit in the TSLU segment increased by 12.0% to $171.5 million in fiscal 2024 from $153.2 million in fiscal 2023. The increase was primarily attributable to higher segment revenue, partially offset by higher cost of revenue primariliy higher employee cost on account of wage inflation and higher facilities running costs due to an increase in facilities utilization (as our employees gradually returned to the office) and higher travel cost.

Fiscal 2023 Compared to Fiscal 2022

Segment gross profit in the TSLU segment increased by 31.0% to $153.2 million in fiscal 2023 from $117.0 million in fiscal 2022. The increase was primarily attributable to higher segment revenue, partially offset by higher cost of revenue primariliy higher employee cost on account higher headcount and wage inflation, higher facilities running costs due to an increase in facilities utilization (as our employees gradually returned to the office) and higher travel cost.

MRHP

Segment Revenue

Fiscal 2024 Compared to Fiscal 2023

Revenue and revenue less repair payments (non-GAAP) in the MRHP segment increased by 14.7% to $319.3 million in fiscal 2024 from $278.2 million in fiscal 2023. This increase was primarily attributable to the increase in revenues for existing clients by $31.9 million and revenue from new clients of $9.4 million and an appreciation of the pound sterling and the Euro by an average of 4.2% and 4.1%, respectively, in each case against the US dollar in fiscal 2024, as compared to the respective average exchange rates in fiscal 2023. The increase was partially offset by a depreciation of the Australian dollar by an average of 4.0% against the US dollar in fiscal 2024, as compared to the respective average exchange rates in fiscal 2023.

Fiscal 2023 Compared to Fiscal 2022

Revenue and revenue less repair payments (non-GAAP) in the MRHP segment increased by 27.8% to $278.2 million in fiscal 2023 from $217.7 million in fiscal 2022. This increase was primarily attributable to the increase in revenues for existing clients by $32.3 million and revenue from new clients of $28.2 million. The increase was partially offset by a depreciation of the pound sterling, the Euro and Australian dollar by an average of 11.8%, 10.4% and 7.3%, in each case against the US dollar in fiscal 2023, as compared to the respective average exchange rates in fiscal 2022.

Segment Gross Profit

Fiscal 2024 Compared to Fiscal 2023

Segment gross profit in the MRHP segment increased by 24.0% to $136.1 million in fiscal 2024 from $109.7 million in fiscal 2023. The increase was primarily attributable to higher segment revenue, partially offset by higher cost of revenue primariliy higher employee cost on account of higher headcount and wage inflation, higher facilities running costs due to an increase in facilities utilization (as our employees gradually returned to the office) and higher travel cost.

Fiscal 2023 Compared to Fiscal 2022

Segment gross profit in the MRHP segment increased by 39.4% to $109.7 million in fiscal 2023 from $92.1 million in fiscal 2022. The increase was primarily attributable to higher segment revenue, partially offset by higher cost of revenue primariliy higher employee cost on account of higher headcount and wage inflation, higher facilities running costs due to an increase in facilities utilization (as our employees gradually returned to the office) and higher travel cost.

HCLS

Segment Revenue

Fiscal 2024 Compared to Fiscal 2023

Revenue and revenue less repair payments (non-GAAP) in the HCLS segment decreased by 11.5% to $165.9 million in fiscal 2024 from $187.4 million in fiscal 2023. This decrease was primarily attributable to the ramp-down of a large healthcare process for a client and a depreciation of the Australian dollar by an average of 4.0% against the US dollar in fiscal 2024, as compared to the respective average exchange rates in fiscal 2023. The decrease was partially offset by an appreciation of the pound sterling and the Euro by an average of 4.2% and 4.1%, respectively, in each case against the US dollar in fiscal 2024, as compared to the respective average exchange rates in fiscal 2023.

Fiscal 2023 Compared to Fiscal 2022

Revenue and revenue less repair payments (non-GAAP) in the HCLS segment decreased by 4.2% to $187.4 million in fiscal 2023 from $195.7 million in fiscal 2022. This decrease was primarily attributable to the ramp-down of a large healthcare process for a client and a depreciation of the pound sterling, the Euro and Australian dollar by an average of 11.8%, 10.4% and 7.3%, in each case against the US dollar in fiscal 2023, as compared to the respective average exchange rates in fiscal 2022.

Segment Gross Profit

Fiscal 2024 Compared to Fiscal 2023

Segment gross profit in the HCLS segment decreased by 1.3% to $52.6 million in fiscal 2024 from $53.3 million in fiscal 2023. The decrease was primarily attributable to lower segment revenue, partially offset by lower cost of revenue primariliy lower employee cost on account of lower headcount.

Fiscal 2023 Compared to Fiscal 2022

Segment gross profit in the HCLS segment decreased by 16.3% to $53.3 million in fiscal 2023 from $63.7 million in fiscal 2022. The decrease was primarily attributable to lower segment revenue and higher cost of revenue primariliy higher employee cost on account of wage inflation.

BFSI

Segment Revenue

Fiscal 2024 Compared to Fiscal 2023

Revenue in the BFSI segment increased by 13.6% to $461.9 million in fiscal 2024 from $406.4 million in fiscal 2023. This increase was primarily attributable to the increase in revenues for existing clients by $43.7 million and revenue from new clients of $11.6 million and an appreciation of the pound sterling and the Euro by an average of 4.2% and 4.1%, respectively, in each case against the US dollar in fiscal 2024, as compared to the respective average exchange rates in fiscal 2023. The increase was partially offset by a depreciation of the Australian dollar by an average of 4.0% against the US dollar in fiscal 2024, as compared to the respective average exchange rates in fiscal 2023.

Revenue less repair payments (non-GAAP) in the BFSI segment increased by 22.8% to $422.8 million in fiscal 2024 from $344.2 million in fiscal 2023. This increase was primarily attributable to the increase in revenues for existing clients by $66.9 million and revenue from new clients of $11.6 million and an appreciation of the pound sterling and the Euro by an average of 4.2% and 4.1%, respectively, in each case against the US dollar in fiscal 2024, as compared to the respective average exchange rates in fiscal 2023. The increase was partially offset by a depreciation of the Australian dollar by an average of 4.0% against the US dollar in fiscal 2024, as compared to the respective average exchange rates in fiscal 2023.

Fiscal 2023 Compared to Fiscal 2022

Revenue in the BFSI segment increased by 4.4% to $406.4 million in fiscal 2023 from $389.2 million in fiscal 2022. This increase was primarily attributable to the increase in revenues from new clients of $32.0 million. The increase was partially offset by a depreciation of the pound sterling, the Euro and Australian dollar by an average of 11.8%, 10.4% and 7.3%, in each case against the US dollar in fiscal 2023, as compared to the respective average exchange rates in fiscal 2022 and lower revenues from existing clients by $14.8 million.

Revenue less repair payments (non-GAAP) in the BFSI segment increased by 12.4% to $344.2 million in fiscal 2023 from $306.2 million in fiscal 2022. This increase was primarily attributable to the increase in revenues for exisiting clients for $6.8 million and increase in revenue from new clients of $31.1 million. The increase was partially offset by a depreciation of the pound sterling, the Euro and Australian dollar by an average of 11.8%, 10.4% and 7.3%, in each case against the US dollar in fiscal 2023, as compared to the respective average exchange rates in fiscal 2022.

Segment Gross Profit

Fiscal 2024 Compared to Fiscal 2023

Segment gross profit in the BFSI segment increased by 22.3% to $164.8 million in fiscal 2024 from $134.8 million in fiscal 2023. The increase was primarily attributable to higher segment revenue, partially offset by higher cost of revenue primariliy higher employee cost on account of higher headcount and wage inflation, higher facilities running costs due to an increase in facilities utilization (as our employees gradually returned to the office) and higher travel cost.

Fiscal 2023 Compared to Fiscal 2022

Segment gross profit in the BFSI segment increased by 10.3% to $134.8 million in fiscal 2023 from $122.2 million in fiscal 2022. The increase was primarily attributable to higher segment revenue, partially offset by higher cost of revenue primariliy higher employee cost on account of higher headcount and wage inflation, higher facilities running costs due to an increase in facilities utilization (as our employees gradually returned to the office) and higher travel cost.

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

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2003 through fiscal 2020 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹343.8 million ($4.1 million based on the exchange rate on March 31, 2024) in additional taxes, including interest of ₹49.1 million ($0.6 million based on the exchange rate on March 31, 2024).

The following sets forth the details of these orders of assessment:

Entity	Tax year(s)	Amount demanded (including interest)				Interest on amount Demanded
		(₹ and US dollars in millions)
Permanent establishment of WNS North America Inc (“WNS NA Inc”) in India	Fiscal 2003	₹	0.1	$(0.1	)(1)	₹	—	$—
Permanent establishment of WNS NA Inc and WNS Global Services UK Limited (“WNS UK”) in India	Fiscal 2004	₹	8.1	$(0.1	)(1)	₹	—	$—
Permanent establishment of WNS NA Inc and WNS UK in India	Fiscal 2005	₹	4.1	$(0.1	)(1)	₹	—	$—
WNS Global	Fiscal 2006	₹	29.8	$(0.4	)(1)	₹	7.7	$(0.1	)(1)
Permanent establishment of WNS NA Inc and WNS UK in India	Fiscal 2006	₹	13.2	$(0.2	)(1)	₹	5.6	$(0.1	)(1)
Permanent establishment of WNS NA Inc. and WNS UK in India	Fiscal 2007	₹	23.1	$(0.3	)(1)	₹	5.4	$(0.1	)(1)
WNS Global	Fiscal 2009	₹	55.2	$(0.6	)(1)	₹	—	$—
WNS Business Consulting Services Private Limited (“WNS BCS”)	Fiscal 2010	₹	1.0	$(0.1	)(1)	₹	—	$—
Permanent establishment of WNS NA Inc in India	Fiscal 2011	₹	31.0	$(0.4	)(1)	₹	9.9	$(0.1	)(1)
WNS Global	Fiscal 2016	₹	45.2	$(0.4	)(1)	₹	20.50	$(0.2	)(1)
WNS Global	Fiscal 2020	₹	133.0	$(1.4	)(1)	₹	—	$—
Total		₹	343.8	$(4.1	)(1)	₹	49.1	$(0.6	)(1)

Note:

(1)	Based on the exchange rate as at March 31, 2024.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS BCS (each of which is one of our Indian subsidiaries), as the case may be, and our other wholly-owned subsidiaries named above were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at March 31, 2024, we have provided a tax reserve of ₹774.3 million ($9.3 million based on the exchange rate on March 31, 2024) primarily on account of the Indian tax authorities’ denying the set-off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by appellate authorities, vacating tax demands of ₹6,907.0 million ($82.8 million based on the exchange rate on March 31, 2024) in additional taxes, including interest of ₹2,457.1 million ($29.5 million based on the exchange rate on March 31, 2024). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited ₹904.1 million ($10.8 million based on the exchange rate on March 31, 2024) of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at March 31, 2024, corporate tax returns for fiscal year 2021 and thereafter remain subject to examination by tax authorities in India.

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

In addition, we currently have orders of assessment outstanding for various years pertaining to pre-acquisition period of Smart Cube India Private Limited acquired in fiscal 2023, which assess additional taxable income that could in the aggregate give rise to an estimated ₹63.2 million ($0.8 million based on the exchange rate on March 31, 2024) in additional taxes, including interest of ₹31.1 million ($0.4 million based on the exchange rate on March 31, 2024). These orders of assessment disallow tax holiday benefit claimed by Smart Cube India Private Limited. Smart Cube India Private Limited has appealed against these orders of assessment before higher appellate authorities.

We have received orders of assessment from the VAT, service tax and GST authorities, demanding payment of ₹244.1 million ($2.9 million based on the exchange rate on March 31, 2024) towards VAT, service tax and GST for the period April 1, 2014 to March 31, 2020. The tax authorities have rejected input tax credit on certain types of input services. Based on consultations with our tax advisors, we believe these orders of assessments will more likely than not be vacated by the higher appellate authorities and we intend to dispute the orders of assessments.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.1 million based on the exchange rate on March 31, 2024) in connection with the review of our tax return for fiscal year 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission in this regard.

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

Liquidity and Capital Resources

Our capital requirements are principally for the establishment of operating facilities to support our growth and acquisitions, to fund our debt repayment obligations, to fund our acquisitions and to fund the repurchase of ordinary shares under our share repurchase programs, as described in further detail below, see “— Share Repurchases.” Our sources of liquidity include cash and cash equivalents and cash flow from operations, supplemented by equity and debt financing and bank credit lines as required.

As at March 31, 2024, we had cash and cash equivalents of $87.4 million which were primarily held in Indian rupees, pound sterling, Sri Lankan Rupees, Philippine pesos, Romanian leu, US dollars, Australian dollars and South African rand. We typically seek to invest our available cash on hand in bank deposits and money market instruments. Our investments include primarily bank deposits, mutual funds which totaled $156.8 million as at March 31, 2024.

As at March 31, 2024, we had $139.2 million debt outstanding. We also had available lines of credit amounting to $174.1 million, and $40.0 million were drawn under these lines of credit, as discussed below. These limits can be utilized in accordance with the agreed terms and prevailing interest rates at the time of borrowing.

In July 2022, WNS (Mauritius) Limited obtained a term loan facility of $80.0 million from The Hongkong and Shanghai Banking Corporation Limited, Hong Kong and Citibank N.A., Hong Kong Branch for general corporate purposes. The loan bears interest at a rate equivalent to the SOFR plus a margin of 1.20% per annum. WNS (Mauritius) Limited’s obligations under the term loan are guaranteed by WNS. The term loan is secured by a pledge of shares of WNS (Mauritius) Limited held by WNS. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our EBITDA to debt service ratio and total net borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matures in July 2027 and the principal is repayable in 10 semi-annual installments of $8.0 million each. On January 9, 2023, July 11, 2023 and January 11, 2024 the Company made scheduled repayment of $8.0 million each.

In December 2022, WNS UK obtained a term loan facility of £83.0 million ($102.4 million based on the exchange rate on March 31, 2023) from The Hongkong and Shanghai Banking Corporation Limited, Hong Kong and Citibank N.A., UK Branch to fund our acquisition of The Smart Cube. The loan bears interest at a rate equivalent to the pound sterling overnight index average (“SONIA”) plus a margin of 1.25% per annum. WNS UK’s obligations under the term loan are guaranteed by WNS. The term loan is secured by a pledge of shares of WNS (Mauritius) Limited held by WNS. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our EBITDA to debt service ratio and total net borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matures in December 2027 and the principal is repayable in 10 semi-annual installments of £8.3 million each. On June 16, 2023 and December 18,2023 the Company made scheduled repayment of £8.3 million each.

•

As at March 31, 2024, our Indian subsidiary, WNS Global, had an unsecured line of credit of ₹840 million ($10.1 million based on the exchange rate on March 31, 2024) from The Hongkong and Shanghai Banking Corporation Limited, ₹600 million ($7.2 million based on the exchange rate on March 31, 2024) from JP Morgan Chase Bank, N.A., ₹800 million ($9.6 million based on the exchange rate on March 31, 2024) from Citibank N.A., ₹750 million ($9.0 million based on the exchange rate on March 31, 2024) from Axis Bank, ₹600 million ($7.2 million based on the exchange rate on March 31, 2024) from DBS Bank, ₹600 million ($7.2 million based on the exchange rate on March 31, 2024) from HDFC Bank, ₹600 million ($7.2 million based on the exchange rate on March 31, 2024) from ICICI Bank and ₹600 million ($7.2 million based on the exchange rate on March 31, 2024) from Standard Chartered Bank for working capital purposes. Interest on these lines of credit would be determined on the date of the borrowing. These lines of credit generally can be withdrawn by the relevant lender at any time. As at March 31, 2024, there was no outstanding amount under this facility.

•

As at March 31, 2024 WNS UK had a working capital facility of £30.0 million ($37.9 million based on the exchange rate on March 31, 2024) from HSBC Bank plc. The working capital facility bears interest at Bank of England base rate plus a margin of 2.00% per annum. Interest is payable on a quarterly basis. The facility is subject to conditions to drawdown and can be withdrawn by the lender at any time by notice to the borrower. As at March 31, 2024, there was no outstanding amount under this facility.

•

As at March 31, 2024 our South African subsidiary, WNS Global Services SA (Pty) Ltd., had an unsecured line of credit of ZAR 30.0 million ($1.6 million based on the exchange rate on March 31, 2024) from The HSBC Bank plc. for working capital purposes. This facility bears interest at prime rate less a margin of 2.25% per annum. This line of credit can be withdrawn by the lender at any time. As at March 31, 2024, there was no outstanding amount under this facility.

•

As at March 31, 2024, WNS North America Inc., had an unsecured line of credit of $55.0 million from The HSBC Bank plc. for working capital purposes. This facility bears interest at prime rate or SOFR plus a margin of 1.65% per annum. This line of credit can be withdrawn by the lender at any time. As at March 31, 2024, $40.0 million was utilized under this facility.

•

As at March 31, 2024, WNS Global Services Philippines Inc. had an unsecured line of credit of $15.0 million from The HSBC Bank plc. for working capital purposes. This line of credit can be withdrawn by the lender at any time. As at March 31, 2024, there was no outstanding amount under this facility.

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

As at March 31, 2024, bank guarantees amounting to $0.9 million were provided on behalf of certain of our subsidiaries to regulatory authorities and other third parties.

Based on our current level of operations, we expect that our anticipated cash generated from operating activities, cash and cash equivalents on hand, and use of existing credit facilities will be sufficient to fund our estimated capital expenditures, share repurchases and working capital needs for the next 12 months. However, if our lines of credit were to become unavailable for any reason, we would require additional financing to fund our capital expenditures, share repurchases and working capital needs. We currently expect our capital expenditures needs in fiscal 2025 to be approximately $65.0 million. The geographical distribution, timing and volume of our capital expenditures in the future will depend on new client contracts we may enter into or the expansion of our business under our existing client contracts. Our capital expenditure in fiscal 2024 amounted to $54.3 million and our capital commitments (net of capital advances) as at March 31, 2024 were $8.0 million. Of the capital expenditure incurred in fiscal 2024, approximately $26.4 million was incurred in India, approximately $12.1 million was incurred in South Africa, approximately $9.1 million was incurred in the Philippines, approximately $4.8 million was incurred in the US, approximately $0.7 million was incurred in UK, approximately, $1.2 million was incurred in the rest of the world. Of the capital commitments of $8.0 million, we plan to spend approximately $3.0 million in India, approximately $1.4 million in the Philippines, approximately $1.9 million in South Africa, approximately $1.7 million in the rest of the world.

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

The following table shows our cash flows in fiscal 2024 and 2023:

	Year ended March 31,
	2024	2023
	(US dollars in millions)
Net cash provided by operating activities	$229.2	$205.0
Net cash used in investing activities	$(26.5)	$(233.2)
Net cash provided by / (used in) financing activities	$(238.0)	$63.0

Cash Flows from Operating Activities

Net cash provided by operating activities increased to $229.2 million in fiscal 2024 from $205 million in fiscal 2023. The increase in net cash provided by operating activities was attributable to an increase in profit as adjusted for non-cash and other items by $34.0 million and an increase in cash inflow on account of working capital changes by $11.3 million, which was partially offset by an increase in interest paid on our long-term debt and lease liabilities by $11.9 million, an increase in taxes paid by $7.1 million and a decrease in interest received by $1.9 million.

The profit after tax as adjusted for non-cash and other items, primarily comprised the following: (i) profit after tax of $140.1 million in fiscal 2024 as compared to $137.3 million in fiscal 2023; (ii) impairment of intangible assets of $30.9 million in fiscal 2024 as compared to $nil in fiscal 2023; (iii) depreciation and amortization expense of $89.7 million in fiscal 2024 as compared to $73.8 million in fiscal 2023; (iv) interest expense of $28.7 million in fiscal 2024 as compared to $18.6 million in fiscal 2023; (v) unrealized loss on derivative instruments of $1.5 million in fiscal 2024 as compared to an unrealized gain of $2.4 million on derivative instruments in fiscal 2023; (vi) share-based compensation expense of $51.7 million in fiscal 2024 as compared to $49.7 million in fiscal 2023; (vii) interest income of $3.5 million for fiscal 2024 as compared to $5.3 million for fiscal 2023; (viii) allowances for expected credit losses of $0.2 million for fiscal 2024 as compared to a reversal of allowance for expected credit losses of $0.8 million for fiscal 2023 (ix) income from mutual fund of $10.5 million in fiscal 2024 as compared to $8.0 million in fiscal 2023; (x) income tax expense (current tax and deferred tax) of $23.5 million in fiscal 2023 as compared to $27.2 million in fiscal 2023; (xi) unrealized exchange gain of $3.9 million in fiscal 2024 as compared to an unrealized exchange loss of $2.2 million in fiscal 2023; (xii) reversal of contingent consideration of $22.5 million in fiscal 2024 as compared to $nil in fiscal 2023.

Cash outflow on account of working capital changes was $28.6 million in fiscal 2024 as compared to $39.9 million in fiscal 2023.

This was primarily on account of a decrease in cash outflow in relation to other assets by $22.7 million, a decrease in relation to trade payables by $7.3 million and a decrease in cash outflow in relation to contract liabilities by $2.7 million, partially offset by a decrease in cash inflow in relation to other liabilities by $14.1 million and an increase in cash outflow from trade receivables by $7.3 million.

Cash Flows from Investing Activities

Net cash used in investing activities decreased to $26.5 million in fiscal 2024 from $233.2 million in fiscal 2023. This was primarily on account of net cash outflow of $nil towards our acquisitions and business transfer made in fiscal 2024 as compared to $312.8 million in fiscal 2023, partially offset by a cash outflow of $54.3 million in fiscal 2024 towards the purchase of property and equipment (comprising mainly leasehold improvements, furniture and fixtures, office equipment and information technology equipment) and intangible assets (comprising computer software), as compared to $45.0 million in fiscal 2023 and a net cash inflow of $27.2 million from sale of mutual fund in fiscal 2024 as compared to a net cash inflow of $66.3 million in fiscal 2023; and a net cash ouflow (placement of fixed deposits, net of maturities) towards our fixed deposit investments of $2.5 million in fiscal 2024 as compared to net cash inflow (maturity of fixed deposits, net of placements) of $37.5 million in fiscal 2023 and profit of sale of mutual fund of $3.8 million in fiscal 2024 as compared to $7.7 million in fiscal 2023, and proceeds from redemption of investment in mutual fund of $nil in fiscal 2024 as compared to $12.3 million in fiscal 2023.

Cash Flows from Financing Activities

Net cash used in financing activities was $238.0 million in fiscal 2024 as compared to a net cash provided by financing activities of $63.0 million in fiscal 2023. This was primarily on account of cash outflow of $215.3 million towards share repurchases in fiscal 2024 as compared to $81.6 million in fiscal 2023 and a cash outflow of $37.1 million towards repayment of long term debt in fiscal 2024 as compared to a cash inflow due to proceeds from long term debt (net of repayment of $8.0 million) of $172.9 million in fiscal 2023 partially offset by a cash inflow from availment of short term line of credit of $40.3 million (net of repayment of $67.3 million) in fiscal 2024 as compared to availment of short term line of credit of $0.3 million (net of repayment of $31.4 million) in fiscal 2023 and a cash outflow of $26.5 million towards the principal payment of lease liabilities in fiscal 2024 as compared to $28.1 million in fiscal 2023.

Contractual Obligations

Our principal commitments consist of expected principal cash payments relating to our obligations under operating leases for office space, which represent minimum lease payments for office space, and purchase obligations for property and equipment. The following table sets out our total future contractual obligations as at March 31, 2024 on a consolidated basis:

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US dollars in millions)
Trade payables	$25.0	$25.0	$—	$—	$—
Short-term line of credit	40.0	40.0	—	—	—
Long term debt (before netting off debt issuance costs)	139.8	37.0	73.9	29.0	—
Estimated interest payments (1)	17.3	7.9	8.5	0.9	—
Lease liabilities	250.0	42.3	74.7	58.8	74.2
Purchase obligations (net of capital advances)	8.0	8.0	—	—	—

Total	$480.1	$160.2	$157.1	$88.7	$74.2

(1)	Interest payments are based on effective interest rates as of March 31, 2024.

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

Trend Information

Please refer to “—Results of Operations” for a discussion of the most recent trends in our services, sales and expenses by the end of fiscal 2024. In addition, please refer to discussions included therein for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

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

Contingent consideration liability is remeasured to fair value at each reporting date until the contingency is resolved, any changes in fair value are recognized in consolidated statement of income.

ix.	Impairment of non-derivative financial assets

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

x.	Leases

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

xi.	Property and equipment

We depreciate property and equipment on a straight-line basis over the estimated useful lives of assets. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their useful lives.The estimated useful lives of assets are reviewed at least annually.

Share Repurchases

In fiscal 2021, our shareholders authorized a share repurchase program for the repurchase of up to 3,300,000 ADSs, at a price range of $10 to $110 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from April 1, 2021, the date the shareholders resolution approving the repurchase program was passed. We were not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at our discretion. We held the shares underlying any such repurchased ADSs as treasury shares.

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

In fiscal 2024, we purchased 1,100,000 ADSs in the open market for a total consideration of $85.6 million (including transaction costs) under the above-mentioned share repurchase program and concluded the program. We funded the repurchases under the repurchase program with cash on hand. In fiscal 2024, we received authorization from the Board of Directors to cancel, and cancelled, 1,100,000 ADSs that were held as treasury shares for an aggregate cost of $85.7 million (including share cancellation charges). The effect of the cancellation of these treasury shares was recognized in share capital amounting to $0.1 million and in share premium amounting to $85.5 million, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.

In fiscal 2024, our shareholders authorized a new share repurchase program for the repurchase of up to 3,300,000 of our ADSs, each representing one ordinary share, at a price range of $10 to $180 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 42 months from October 1, 2023 to March 31, 2027. We are not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at our discretion. We may fund the repurchases with internal or external sources.

In fiscal 2024, we purchased 2,200,000 ADSs in the open market for a total consideration of $129.7 million (including transaction costs) under the above-mentioned share repurchase program. In fiscal 2024, we received authorization from the Board of Directors to cancel, and cancelled, 2,200,000 ADSs that were held as treasury shares for an aggregate cost of $129.8 million (including share cancellation charges $0.1 million). The effect of the cancellation of these treasury shares was recognized in share capital amounting to $0.3 million, in share premium amounting to $41.1 million and in retained earnings amounting to $88.4 million, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.

From February 8, 2024 to May 10, 2024, we purchased 1,200,000 ADSs in the open market for a total consideration of $71.5 million (including transaction costs) under the above-mentioned share repurchase program pursuant to a repurchase plan under Rule 10b5-1 of the Exchange Act that we entered into on February 2, 2024.

In March 2024, we terminated our ADS facility and exchanged outstanding ADSs for ordinary shares. Due to this termination, the remaining 1.1 million ADSs yet to be repurchased under the above share repurchase program have become unavailable for repurchase until we obtain an approval from our shareholders for repurchasing of an equivalent amount of ordinary shares. We will hold an extraordinary general meeting on May 30, 2024, at which shareholders will be requested to authorize the purchase of the remaining 1.1 million ordinary shares.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Our Board of Directors consists of nine directors. The following table sets forth the name, age (as at March 31, 2024) and position of each of our directors and executive officers as at the date hereof.

Name	Age
Directors
Timothy L. Main (1)(2)	66	Non-Executive Chairman
Jason Liberty (3)	48	Director
Keshav R. Murugesh	60	Director and Group Chief Executive Officer
Françoise Gri (1)(4)	66	Director
Keith Haviland (5)	65	Director
Mario P. Vitale (5)	68	Director
Lan Tu(2)(6)	57	Director
Diane de Saint Victor(1)(2)	69	Director
Judy Marlinski(5)	60	Director
Executive Officers
Keshav R. Murugesh	60	Group Chief Executive Officer
Sanjay Puria	50	Group Chief Financial Officer
Swaminathan Rajamani	47	Chief People Officer

Notes:

(1)	Member of our Compensation Committee.
(2)	Member of our NCG &ESG Committee.
(3)	Chairman of our Audit Committee.
(4)	Chairperson of our NCG & ESG Committee.
(5)	Member of our Audit Committee.
(6)	Chairperson of our Compensation Committee.

Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.

Directors

Timothy L. Main was appointed to our Board of Directors in June 2021, and he also serves on our Compensation and NCG & ESG Committee. In September 2021, he was appointed as a Non-Executive Chairman of the Board. He serves on the Board of Quest Diagnostics as a Director, Chair of the Cybersecurity Committee and a member of the Audit & Finance and Governance committees. He also serves on the Board of Utopic Software. Most recently, he was a Trustee in Shorecrest Preparatory School. He has spent his entire career in the B2B services or outsourcing environment, including more than 25 years at Jabil, a leading provider of manufacturing services with a global operational footprint. He was the non-executive Chairman of the Board of Directors and a member of the Cyber Committee at Jabil Inc. During his tenure as Chief Executive Officer of Jabil, he led the company’s transformation and growth through organic growth and strategic acquisitions. He has rich experience and a distinguished track record in international operations, corporate governance, vision and strategy, and technology-led growth. Mr. Main holds degrees from Michigan University and the Thunderbird School of Global Management. The business address of Mr. Main is 515, Madison Avenue, 8th Floor, New York, NY 10022, United States.

Françoise Gri was appointed to our Board of Directors in May 2015 and is the Chairperson of our NCG & ESG committee and a Member of Compensation Committee. She brings over 32 years of international business experience to WNS. She is a Board Member of Omnes Education (formerly INSEEC U), a private multidisciplinary higher education and research institution. She also serves as the Chairperson on Board of Maisons du Monde and a Director of Francaise Des Jeux. Most recently, she served as a Director on the Boards of Edenred, Credit Agricole & Credit Agricole Corporate & Investment Bank and as a chairperson of the Risk Committee at Crédit Agricole. She also served as Chief Executive Officer of Pierre & Vacances-Center Parcs Group, a European leader in local tourism. In her previous roles, she was Executive Vice President – France, and then for all of Southern Europe, at Manpower, Inc., a workforce solutions company which she joined in 2007. During her 26-year career at IBM, she served in various executive positions, being at last as the President and Country GM for IBM France. Ms. Gri has a Master of Science degree in computer engineering from Ecole Nationale Superieure d’Informatique et Mathematiques Appliquees in Grenoble, France. The business address of Ms. Gri is Malta House, 36-38 Piccadilly, London, W1J 0DP.

Keith Haviland was appointed to our Board and Audit Committee in July 2017. He brings significant global technology and business experience to WNS, including strategic vision, executive leadership, operational execution and C-suite relationships. He spent 23 years with Accenture where he was a key founder of their offshore business model and technology global delivery network, establishing Accenture’s centers in India and other locations. He later became responsible for all client –facing technology services including consulting, systems integration and outsourcing. He finished his tenure at Accenture in 2013 as Senior Managing Director of Technology Services and a member of their Global Leadership Council. Currently, Keith is an Emmy nominated and award winning film producer and the founder of Haviland Digital Limited, a company dedicated to creating award-winning intelligent film, television and digital media. He also serves on the board of several private companies, namely,Mission Control Productions Limited, Caravan Media Limited, 35 Yard Development Limited, Tin Goose Films Ltd and as the sole Director of Spacewoman Films Limited. He is also a limited partner at Space Capital Partners GP LLC, Space Capital II LP & Space Capital III. Mr. Haviland received a Master of Arts degree from Gonville and Caius College,Cambridge University in Mathematics and Management Science and is Fellow of the British Computer Society, a Fellow of the Institution of Engineering and Technology and a Liveryman of the Worshipful Company of Information Technologists. The business address of Mr. Haviland is Malta House, 36-38 Piccadilly, London, W1J 0DP.

Mario P. Vitale was appointed to the WNS’s Board and Audit Committee in October 2017. He has over 42 years of experience in the insurance industry. Currently, Mr. Vitale serves as the Chief Executive Officer of Resilience Cyber Insurance Solutions, a startup of a cyber-insurance platform for insurance. He also serves as a CEO of Vitality Risk, LLC and as a Board Chairman of Resilience Bermuda (wholly subsidiary entity of Resilience Cyber Insurance Solutions). Most recently, he was also a member of the advisory board of Kalepa Insurance and Director on the Board of Broad Street Partners, an insurance brokerage Services Company. He also served as the Trustee of St John’s University College of Insurance and as a Director of Growth source Academy, a non-profit organization. He was the Chief Executive Officer of Aspen Insurance, a leading specialty insurer. In his previous roles, he has been the Chief Executive Officer of Zurich Insurance Group’s Global Corporate business in North America from October 2006 to March 2011 and the Chief Executive Officer of Willis North America from January 2000 to October 2006. He was the Chairman of the Board of Blue Marble, a micro-insurance company from February 2016 to April 2017. Mr. Vitale has a Bachelor of Arts degree in Risk Management from St. John’s University — The Peter J. Tobin College of Business. The business address of Mr. Vitale is 515 Madison Avenue, 8th Floor, New York, NY 10022.

Jason Liberty was appointed to our Board of Directors in February 2020. Mr. Liberty is the Chairman of our Audit Committee. Mr. Liberty has over 26 years of finance experience and deep domain expertise in the travel and leisure vertical. Currently, Mr. Liberty is the Director, President and Chief Executive Officer for Royal Caribbean Cruises Ltd (“Royal Caribbean”). Since joining Royal Caribbean in 2005, Mr. Liberty has had many roles, most recently as Executive Vice President and Chief Financial Officer. In his former role he was responsible for overseeing their finance and accounting, strategy, shared service operations, technology, supply chain, port operations, legal and risk management functions. Before joining Royal Caribbean Cruises Ltd., he was a senior manager with KPMG, LLP. Mr. Liberty earned his Master of Business Administration degree from University of North Carolina at Chapel-Hill, Kenan-Flagler Business School. The business address of Mr. Liberty is 515 Madison Avenue, 8th Floor, New York, NY 10022.

Lan Tu was appointed to our Board in February 2022 and serves as the Chairperson of our Compensation and member of our NCG & ESG Committees. Currently, Ms. Tu is the Senior Independent Director on the board of Shawbrook Bank Ltd. and Shawbrook Group PLC and a member of the Nominations, Remuneration, Risk and Audit committees.She also serves as a Non-Executive Director on the Board of PayPoint Group plc and is a member of the Nomination and Remuneration committees together with the Audit committee. She serves as the Vice-Chair and Independent Lay member (director) on the Council/ Board of King’s College London and is a member of its Remuneration, Audit and Risk committee and Staff and Culture Strategy committee. Ms.Tu is also a Director in Lonsdale Road Management Company Ltd. Ms. Tu brings more than 32 years of diverse business experience to WNS, especially in strategic growth and financial services. She also served as the first chief executive officer of Virgin Money Investments and as a Non-Executive Director at Arrow Global Group plc. Ms. Tu’s prior experience includes serving as the Chief Strategy Officer at Abrdn plc. She spent 12 years at American Express in a variety of roles. She began her career at McKinsey & Company in its London office. Ms. Tu holds a Master of Business Administration degree from Harvard Business School and a Joint Honors Bachelor of Science degree from King’s College London. The business address of Ms. Tu is Malta House, 36-38 Piccadilly, London, W1J 0DP.

Diane de Saint Victor was appointed to our Board in April 2023. Ms. De Saint Victor also serves on WNS’ Compensation and NCG & ESG committees. She brings decades of transformative business experience to WNS, including deep expertise in ESG and digital compliance, international law, talent management, and government relations. She has held senior-level roles with companies across varied industries during her career including global industrial, consumer goods, and financial services firms. Ms. De Saint Victor currently serves as a non-executive director on the boards of Imperial Brands, C&A BV, and as a Board Member of Global Center for Risk and Innovation (GCRI). Most recently, Ms. De Saint Victor served as a Director on Board of Transocean. She also served as an Executive Committee Member of ABB, a Switzerland based technology leader in electrification and automation, where she led the global legal function as General Counsel. Prior to joining ABB, she held executive positions at Airbus Group, SCA Hygiene, Honeywell International, General Electric, and GE Healthcare. She has previously held the position of non-executive director on the Barclays board. She holds a Business Law and an International Law degree from Paris, France Law School’. The business address of Ms. De Saint Victor is Malta House, 36-38 Piccadilly, London, W1J 0DP

Judy Marlinski was appointed to our Board in December 2023 and serves on our Audit Committee. She has over 35 years of experience in financial services and international markets, having held executive-level positions in the investment management and wealth management industries. Currently, she serves as the Chair of the Board of Independent Directors for Newton Investment Management, a subsidiary of BNY Mellon Investment Management, in North America and the UK. Most recently, Judy was the Head of Fidelity Investments Institutional Product and Advisory Solutions Group from 2020 to 2021. Previously, she served as President of Fidelity Institutional Asset Management (FIAM) from 2017 to 2020, Head of Fidelity Investments Product Solutions and Innovation from 2016-2017, and President and CEO of Fidelity International (FIL), Japan from 2011 to 2016. She holds a Master of Business Administration from Boston University and a Bachelor of Science from Cornell University. The business address of Ms. Marlinski is 515 Madison Avenue, 8th Floor, New York, NY 10022

Keshav R. Murugesh was appointed our Group Chief Executive Officer and director in February 2010. As CEO he leads the transformation of WNS’ business model throughout the years, resulting in the WNS’ leadership in digital-led business transformation, with clients investing heavily in Domain, Digital and Data to Insights. He also serves on the Board of WNS Cares Foundation, a company that focuses on WNS’s CSR arm and sustainability initiatives. Prior to joining WNS, Mr. Murugesh was the Chief Executive Officer of Syntel Inc., a Nasdaq-listed information technology company. He holds a Bachelor of Commerce degree and is a Fellow of The Institute of Chartered Accountants of India. Prior to Syntel, he worked in various capacities with ITC Limited, an affiliate of BAT Plc. between 1989 and 2002. Keshav also serves as the Chairperson of Confederation of Indian Industry (CII) UK which is a pivotal entity for Indian industries and the global business community that offers proactive and strategic assistance to Indian companies in UK. He also serves as Honorary Co-Chief Mentor and Non-executive member of Project Management Committee for the Kalpataru Center of Entrepreneurship on the “Industry 4.0” domain. Presently, he is an Executive Council member of the National Association of Software and Service Companies (“NASSCOM”), an industry association for the IT-BPM sector in India. He is also a Charter Member of the Board of Trustees for TiE Mumbai, which is a non-profit organization focused on fostering entrepreneurship though mentoring, networking, funding and incubation and a member on advisory board of Atlas Skilltech University, a self-financed academic university. Previously, he held the position of Director at the Data Security Council of India, a not-for-profit, industry body on data protection in India set up by NASSCOM (from 2019 to 2020) and Vice-Chairman of the Executive Council of NASSCOM. He was the Chairman of the Audit Committee of NASSCOM (from 2017 to 2018) of which he stepped off on being elected Vice Chairman of NASSCOM. He was the Honorary Chairman of The Confederation of Indian Industry – Western India’s Education Committee (from 2017 to 2018). He also served as a former chairman of the BPM Council at NASSCOM. From 2005 to 2011, he was the Chairman of Students in Free Enterprise, which is non-profit organization in India involved in educational outreach projects in partnership with businesses across the globe. Mr. Murugesh has been based in the UK since March 18, 2022. The business address of Mr. Murugesh is Malta House, 36-38 Piccadilly, W1J 0DP, London, United Kingdom.

Executive Officers

Keshav R. Murugesh is our Group Chief Executive Officer. Please see “— Directors” above for Mr. Murugesh’s biographical information.

Sanjay Puria serves as our Group Chief Financial Officer. He is based in Mumbai, India and leads WNS’s global finance, information technology and procurement services functions. Presently, he serves on the Board of WNS Cares Foundation. Mr. Puria has over 26 years of experience, out of which over 22 years have been in the offshore services industry. He is a veteran at WNS, having managed several key finance functions including corporate strategy, mergers and acquisitions, financial planning and analysis, and strategic business development before taking over as the Group Chief Financial Officer. Prior to WNS, he was at the helm of operations for a global provider of integrated information technology and knowledge process outsourcing solutions, where his role focuses on managing acquisitions, joint ventures, complex and multi-year contracts, strategizing on geographical expansion, revenue and cost management, pricing and commercials and implementation of LEAN initiatives. Mr. Puria is also a member of NASSCOM BPM Council, a not-for-profit industry association for IT-BPM sector in India. Mr. Puria is a Chartered Accountant from the Institute of Chartered Accountants of India and has passed the Certified Public Accountant examination from the American Institute of Certified Public Accountants. The business address of Mr. Puria is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli, (West) Mumbai 400 079, India. In April 2024, we announced that Mr. Puria will step down from his role as Chief Financial Officer effective July 25, 2024. We have appointed Mr. Arijit Sen, our corporate finance controller as our Group Chief Financial Officer effective the same date, succeeding Mr. Puria.

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

We believe that our executive officers should also own and hold our equity to further align their interests with the long-term interests of our shareholders and further promote our commitment to sound corporate governance practices. To achieve this, we have adopted share ownership guidelines, pursuant to which each executive officer is required to achieve their respective target share ownership level over a period of five years. For further details see “Part I — Item 6E. Share Ownership — Share Ownership Guidelines.”

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

Other processes that our Compensation Committee has established to assist in ensuring that our compensation programs operate in line with their objectives are:

•

Assessment of Company Performance: Our Compensation Committee uses financial performance measures to determine a significant portion of the size of payouts under our cash bonus program. The financial performance measures, adopted on improving both top line (which refers to our revenue less repair payments (non-GAAP) as described in “Part I — Item 5. Operating and Financial Review and Prospects — Overview”) and bottom line (which refers to our adjusted net income (“ANI”) (non-GAAP), which is calculated as our profit excluding goodwill & intangible impairment, share-based compensation expense, acquisition-related expenses or benefits, costs related to the termination of ADS program and listing of ordinary shares, costs related to the transition to voluntarily reporting on US domestic issuer forms and amortization of intangible assets and including the tax effect thereon, and other measures, such as our adjusted operating margin are pre-established by our Compensation Committee annually. When the pre-determined financial measures are achieved, executive officers receive amounts that are set for these targets. These measures reflect targets that are intended to be aggressive but attainable. The remainder of an individual’s payout under our cash bonus program is determined by the achievement of individual performance objectives.

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

Benchmarking and Use of Compensation Consultant in Fiscal 2024

During fiscal 2024, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data, which was compiled directly by our external compensation consultant. The companies selected by our external compensation consultant for its survey for benchmarking our executive officers’ compensation included companies in similar industries and generally of similar sizes and market capitalizations.

The list of peer companies against which we benchmarked the compensation of our Group Chief Executive Officer and named executive officers in fiscal 2024 included the following:

Peer Group Companies for Named Executive Officers other than the Group Chief Executive Officer*
Accenture	Genpact	Wipro
Cognizant	HCL Technologies
EXL Services	Infosys

Peer Group Companies for the Group Chief Executive Officer
Cognizant	Genpact	Wipro
Conduent	HCL Technologies
EXL Services	Teleperformance

*	Different subsets of the peer group were used for different named executive officers depending on the officer’s position and geographic location.

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

There is enough flexibility in the existing compensation programs to respond and adjust to the evolving business environment. Accordingly, an individual’s compensation elements could be changed by our Compensation Committee based on changes in job responsibilities of the executive. In addition to input from our external compensation consultant’s survey, our Compensation Committee also took into consideration our performance and industry indicators in deciding our compensation for fiscal 2024.

Based on the elements listed above and in line with our compensation philosophy, in fiscal 2024 our Compensation Committee adjusted our executive officers compensation as described in “—Executive Compensation for Fiscal 2024” below.

Executive Compensation for Fiscal 2024

Total Compensation of Executive Officers

The following table sets forth the total compensation paid or proposed to be paid to each of our Group Chief Executive Officer, Group Chief Financial Officer and other named executive officers for services rendered in fiscal 2024 (excluding grants of RSUs which are described below).

Name	Base Salary (1)	Benefits	Bonus	Other Payments (2)	Total
Keshav Murugesh	$958,157	$543,010	$1,234,958	$—	$2,736,125
Sanjay Puria	$460,289	$59,304	$497,264	$—	$1,016,857
Gautam Barai	$—	$34,611	$—	$593,875	$628,486
R Swaminathan	$443,036	$56,148	$478,616	$—	$977,800

Total	$1,861,482	$693,073	$2,210,838	$593,875	$5,359,268

Note:

(1)	Base salary does not include amount contributed towards provident fund which is set out in the table under “—Other Benefits and Perquisites.”
(2)	Other payments include one-time ex-gratia payment made to Gautam Barai upon his separation from the company.

Base Salary or Fixed Compensation

In reviewing base salaries for executive officers, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data compiled by our external compensation consultant and considered local market conditions, market data, the executive officer’s experience and responsibilities, the perceived risk of having to replace the named executive officer and the fact that the executive officers in fiscal 2024 had satisfactorily performed against their prior year’s individual performance objectives.

Our Compensation Committee has made the following determinations on the executive officers base salary:

•	Mr. Keshav R. Murugesh’s base salary was $ 933,025. The salary revision was effective February 19, 2023.

•	Mr. Sanjay Puria’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was $ 398,725 to $ 483,303 in fiscal 2024. The salary revision was effective April 1, 2023.

•

Mr. Swaminathan Rajamani’s base salary (including employer contribution towards Provident Fund (Retirement Benefit) was revised from $ 380,601 to $ 465,180 in fiscal 2024. The salary revision effective April 1, 2023.

Cash Bonus or Variable Incentive

Our Compensation Committee believes that the executive officers must work as a team and focus primarily on company goals rather than solely on individual goals. Our Compensation Committee believes that enhancing the long-term value of our company requires increased revenue (both from existing and new clients), improved contribution and increased ANI (non-GAAP). Finally our Compensation Committee believes it must also reward and encourage individual performance and therefore assigned certain weightages of the variable incentive to company and individual objectives, including achievement of targets for our revenue less repair payments (non-GAAP), ANI (non-GAAP) and certain individual goals for various executive officers. Such bonuses are typically paid in April and/or May each year. The aggregate amount of all cash bonuses to be paid for fiscal 2024 does not exceed the aggregate cash bonus pool approved by our Compensation Committee for fiscal 2024. Each of our executive officers’ variable incentive packages for fiscal 2024 are as described below:

Our Compensation Committee set Mr. Murugesh’s target variable incentive, or cash bonus, at $ $1,166,281 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Murugesh’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Mr. Murugesh earned 105.9% of his target variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Puria’s target variable incentive for 2024 at $ 483,303 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Puria’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Based on actual performance against these various objectives, Mr. Puria earned 102.9% of his target variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Swaminathan’s target variable incentive for 2024 at $ $465,180 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Swaminathan’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Based on actual performance against these various objectives, Mr. Swaminathan earned 102.9% of his target variable incentive amount on an overall basis.

Equity Incentive Grants of RSUs

During fiscal 2024, we continued the equity incentive scheme which has a vesting schedule linked to continued employment with our company through vesting date, achievement of financial performance targets and achievement of total shareholder return performance targets.

Consistent with our philosophy on equity grants to our executive offiers, we awarded the following number of RSUs to our executive officers during fiscal 2024:

Name	Date of Grant	Total RSUs granted for fiscal 2024		Grant date fair value (1) ($)
Keshav Murugesh	25-Apr-23	180,750	(2)	90.18
Sanjay Puria	25-Apr-23	26,250	(3)	90.18
R Swaminathan	25-Apr-23	23,100	(3)	90.18

Notes:

(1)	The amounts shown under this column reflect the dollar amount of the weighted average grant date fair value of equity-based RSUs granted during the year.
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

Additional perquisites provided to our executive officers in fiscal 2024 are summarized below:

Name	Social Security	Insurance benefits	Tax Reimbursement	Club Membership	Other Benefits	Total
Keshav Murugesh	$370,711	$82,871	$34,861	$9,904	$44,663	$543,010
Sanjay Puria	$23,199	$33,084	$3,021	$—	$—	$59,304
Gautam Barai	$—	$31,590	$3,021	$—	$—	$34,611
R Swaminathan	$22,329	$30,798	$3,021	$—	$—	$56,148

Total	$416,239	$178,343	$43,924	$9,904	$44,663	$693,073

Non-executive Director Compensation for Fiscal 2024

Total Compensation of Non-executive Directors

The following table sets forth the compensation paid or proposed to be paid to our non-executive directors for services rendered in fiscal 2024 (excluding grants of RSUs which are described below):

Name	Retainership Fees (1)		Retainership fees for Board/Committee Chairman		Total
John Freeland	$31,960	(2)	$—		$31,960
Françoise Gri	$78,627		$16,783	(3)(4)	$95,410
Keith Haviland	$78,627		$—		$78,627
Mario P. Vitale	$78,627		$—		$78,627
Jason Liberty	$78,627		$30,000	(5)	$108,627
Timothy L Main	$—		$160,000		$160,000
Lan Tu	$78,627		$23,552	(6)(7)	$102,179
Diane de Saint Victor	$78,627		$—		$78,627
Judy Marlinski	$26,667		$—		$26,667

Total	$530,389		$230,335		$760,724

Notes:

(1)	Retainership fees for Board of Directors revised to $80,000 from earlier $75,000 per annum w.e.f July 18, 2023. (The above calculation is based on prorate basis as per revision in fees)
(2)	Fees paid to Mr. John Freeland as a Director till August 31, 2023 in fiscal 2024. He retired as a Director effective end of day August 31, 2023.
(3)	Fee paid to Ms. Françoise Gri for serving as Chairperson of our NCG & ESG Committee in fiscal 2024.
(4)

Retainership fees for the Chairperson of NCG & ESG Committee revised to $17,500 from earlier $15,000 per annum w.e.f July 18, 2023. (The above calculation is based on prorate basis as per revision in fees)

(5)	Fee paid to Mr. Jason Liberty for serving as Chairman of our Audit Committee in fiscal 2024.
(6)	Fees paid to Ms. Lan Tu for serving as Chairperson of our Compensation Committee in fiscal 2024.
(7)

Retainership fees for the Chairperson of Compensation Committee revised to $25,000 from earlier $20,000 per annum w.e.f July 18, 2023. (The above calculation is based on prorate basis as per revision in fees)

Equity Incentive Grants of RSUs to Non-executive Directors

The following table sets forth information concerning RSUs awarded to our non-executive directors in fiscal 2024 with a vesting period of one year. No options were granted in fiscal 2024.

Name	Date of Grant	Total RSUs granted for fiscal 2024	Grant date fair value (1) ($)
Diane de Saint Victor	25-Apr-23	1,710	90.18
Timothy Main	18-Jul-23	4,420	72.38
John Freeland	18-Jul-23	2,760	72.38
Francoise Gri	18-Jul-23	2,760	72.38
Keith Haviland	18-Jul-23	2,760	72.38
Mario Vitale	18-Jul-23	2,760	72.38
Jason Liberty	18-Jul-23	2,760	72.38
Thi Nhuoc Lan Tu	18-Jul-23	2,760	72.38
Diane de Saint Victor	18-Jul-23	2,760	72.38
Judy Marlinski	16-Jan-24	3,035	65.97

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

Awards

Options: The plan administrator was able to grant options on shares. The per share option exercise price of all options granted pursuant to the 2006 Incentive Award Plan would not be less than 100% of the fair market value of a share on the date of grant. No incentive share option could be granted to a grantee who owned more than 10% of our outstanding shares unless the exercise price was at least 110% of the fair market value of a share on the date of grant. To the extent that the aggregate fair market value of the shares subject to an incentive share option became exercisable for the first time by any option holder during any calendar year exceeded $100,000, such excess would be treated as a non-qualified option. The plan administrator would determine the methods of payment of the exercise price of an option, which could include cash, shares or other property acceptable to the plan administrator (and could involve a cashless exercise of the option). The plan administrator designated in the award agreement evidencing each share option grant may decide whether such share option would be exercisable for shares or ADSs. The award agreement could, in the sole discretion of the plan administrator, permit the option holder to elect, at the time of exercise, whether to receive shares or ADSs in respect of the exercised share option or a portion thereof. The term of options granted under the 2006 Incentive Award Plan could not exceed ten years from the date of grant. However, the term of an incentive share option granted to a person who owns more than 10% of our outstanding shares on the date of grant could not exceed five years. Under the 2006 Incentive Award Plan, the number of awards to be granted to our independent directors was determined by our Board of Directors or our Compensation Committee.

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

Termination or Amendment. On May 31, 2016, our 2006 Incentive Award Plan expired pursuant to its terms.

Outstanding Awards. As at March 31, 2024, RSUs to purchase an aggregate of 90,188 ordinary shares were outstanding, out of which RSUs to purchase NIL ordinary shares were held by all our directors and executive officers as a group. There is no purchase price for the RSUs.

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

Awards

Options: The plan administrator may grant options on shares. The per share option exercise price of all options granted pursuant to the 2016 Incentive Award Plan will not be less than 100% of the fair market value of a share on the date of grant. No incentive share option may be granted to a grantee who owns more than 10% of our outstanding shares unless the exercise price is at least 110% of the fair market value of a share on the date of grant. To the extent that the aggregate fair market value of the shares subject to an incentive share option become exercisable for the first time by any option holder during any calendar year exceeds $100,000, such excess will be treated as a non-qualified option. The plan administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator (and may involve a cashless exercise of the option). The award agreement may, in the sole discretion of the plan administrator, permit the option holder to elect, at the time of exercise, whether to receive shares in respect of the exercised share option or a portion thereof. The term of options granted under the 2016 Incentive Award Plan may not exceed ten years from the date of grant. However, the term of an incentive share option granted to a person who owns more than 10% of our outstanding shares on the date of grant may not exceed five years. Under the 2016 Incentive Award Plan, the number of awards to be granted to our independent directors will be determined by our Board of Directors or our Compensation Committee.

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

Outstanding Awards. As at March 31, 2024, RSUs to purchase an aggregate of 3,742,019 ordinary shares were outstanding, out of which RSUs to purchase 1,528,345 ordinary shares were held by all our directors and executive officers as a group. The weighted average grant date fair value of RSUs granted during fiscal 2024, 2023 and 2022 was $80.50, $83.70 and $74.14 per ADS/share, respectively. There is no purchase price for the RSUs.

Other Employee Benefits

We also maintain other employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. In fiscal 2024, the total amount accrued by us to provide for pension, retirement or similar benefits was $20.6 million.

Provident Fund

In accordance with Indian, Philippines and Sri Lankan laws, all of our employees in these countries are entitled to receive benefits under the respective government provident fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (for India and Sri Lanka, currently 12% of the employee’s base salary and for the Philippines, 100 Philippine peso per month for every employee). These contributions are made to the respective government provident fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of $13.6 million, $12.7 million and $11.6 million in each of fiscal 2024, 2023 and 2022, respectively, to the government provident fund.

US Savings Plan

Eligible employees in the US participate in a savings plan (the “US Savings Plan”), pursuant to Section 401(k) of the Code. The US Savings Plan allows our employees to defer a portion of their annual earnings on a pre-tax basis through voluntary contributions there under. The US Savings Plan provides that we can make optional contributions up to the maximum allowable limit under the Code. We contributed an aggregate of $2.7 million, $2.3 million and $2.1 million in each of fiscal 2024, 2023 and 2022, respectively, to the US Savings Plan.

UK Pension Scheme

Eligible employees in the UK contribute to a defined contribution pension scheme operated in the UK. The assets of the scheme are held separately from ours in an independently administered fund. The pension expense represents contributions payable to the fund by us. We contributed an aggregate of $1.8 million, $1.2 million and $0.8 million in each of fiscal 2024, 2023 and 2022, respectively, to the UK pension scheme.

Gratuity

In accordance with Indian, the Philippines, Sri Lankan and Dubai laws, we provide for gratuity liability pursuant to a defined benefit retirement plan covering all our employees in India, the Philippines, Sri Lanka and Dubai. Our gratuity plan provides for a lump sum payment to eligible employees on retirement, death, incapacitation or on termination of employment (provided such employee has worked for at least five years with our company) which is computed on the basis of employee’s salary and length of service with us (subject to a maximum of approximately $23,980 per employee in India). In India, we provide the gratuity benefit through determined contributions pursuant to a non-participating annuity contract administered and managed by the Life Insurance Corporation of India (“LIC”) and Aviva Life Insurance Company Private Limited (“ALICPL”). Under this plan, the obligation to pay gratuity remains with us although LIC and ALICPL administer the plan. We contributed an aggregate of $2.7 million, $2.6 million and $2.4 million in fiscal 2024, 2023 and 2022, respectively, to LIC and ALICPL.

Our Sri Lankan subsidiary, Philippines subsidiary, Dubai branch and two Indian subsidiaries have unfunded gratuity obligations.

Compensated Absence

Our liability for compensated absences, is determined on the basis of an actuarial valuation using the projected unit credit method and is charged to income in the year in which they accrue.

C. Board Practices

Composition of the Board of Directors

Our Memorandum and Articles of Association provide that our Board of Directors consists of not less than three directors and such maximum number as our directors may determine from time to time. Our Board of Directors currently consists of nine directors. Each of Messrs. Main, , Vitale, Haviland , Liberty, Ms. Gri , Ms. Tu, Ms. de Saint Victor and Ms. Marlinski satisfies the “independence” requirements of the NYSE rules.

All directors hold office until the expiry of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:

•	Class I, whose term will expire at the annual general meeting to be held in fiscal 2026;

•	Class II, whose term will expire at the annual general meeting to be held in fiscal 2027; and

•	Class III, whose term will expire at the annual general meeting to be held in fiscal 2025.

Our directors are classified as follows:

•	Class I: Mr. Mario P. Vitale , Mr. Timothy Main and Ms. Lan Tu;

•	Class II: Mr. Keshav R. Murugesh, Mr. Keith Haviland and Ms. Diane de Saint Victor; and

•	Class III: Ms. Françoise Gri, Mr. Jason Liberty and Ms. Judy Marlinski.

The appointments of Ms. Judy Marlinski and Mr. Jason Liberty will expire at the next annual general meeting, which we expect to hold in June 2024. Ms. Marlinski and Mr. Liberty have expressed their willingness to be re-elected and, accordingly, we propose to seek shareholders’ approval for their re-election at the next annual general meeting. In addition, Ms. Gri completed her nine-year term as director on May 5, 2024. At its meeting on April 24, 2024, our Board of Directors proposed to extend Ms. Gri’s term as Class III director for an additional period of one year until May 5, 2025, subject to re-election at the next annual general meeting.

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

Our Board of Directors held five meetings in fiscal 2024.

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

Committees of the Board

Our Board of Directors has three standing committees: an Audit Committee, a Compensation Committee and a NCG & ESG Committee.

Audit Committee

The Audit Committee comprises four directors: Mr. Jason Liberty (Chairman), Mr. Keith Haviland, Mr. Mario P. Vitale and Ms.Judy Marlinski. Each of Messrs. Haviland, Liberty and Vitale and Ms. Marlinski satisfies the “independence” requirements of Rule 10A-3 of the Exchange Act, and the NYSE listing standards. The principal duties and responsibilities of our Audit Committee are as follows:

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

The Audit Committee held four meetings and two Audit Committee calls in fiscal 2024.

Compensation Committee

The Compensation Committee comprises four directors: Ms. Lan Tu (Chairperson), Messrs. Timothy L Main, Ms Francoise Gri, and Ms. Diane de Saint Victor. Each of Messrs. Main and Ms.Gri, Ms.Tu and Ms.de Saint Victor satisfies the “independence” requirements of the NYSE listing standards. The scope of this committee’s duties includes determining the compensation of our executive officers and other key management personnel. The Compensation Committee also administers the 2006 Incentive Award Plan and the 2016 Incentive Award Plan, reviews performance appraisal criteria and sets standards for and decides on all employee shares options allocations when delegated to do so by our Board of Directors.

We have posted our Compensation Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

The Compensation Committee held four meetings in fiscal 2024.

NCG & ESG Committee

The NCG & ESG Committee comprises four directors: Ms. Françoise Gri (Chairperson), Ms. Lan Tu, Ms. Diane de Saint Victor and Messrs. Timothy L Main. Each of Ms. Gri, Ms. Tu, Ms. de Saint Victor and Messrs. Main satisfies the “independence” requirements of the NYSE listing standards. The principal duties and responsibilities of the NCG & ESG committee are as follows:

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

We have posted our NCG & ESG Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

The NCG & ESG Committee uses its judgment to identify well qualified individuals who are willing and able to serve on our Board of Directors. Pursuant to its charter, the NCG & ESG Committee may consider a variety of criteria in recommending candidates for election to our board, including an individual’s personal and professional integrity, ethics and values; experience in corporate management, such as serving as an officer or former officer of a publicly held company, and a general understanding of marketing, finance and other elements relevant to the success of a publicly-traded company in today’s business environment; experience in our company’s industry and with relevant social policy concerns; experience as a board member of another publicly held company; academic expertise in an area of our company’s operations; and practical and mature business judgment, including ability to make independent analytical inquiries.

The NCG & ESG Committee considers director nominees with a diverse range of backgrounds, skills, national origins, values, experiences and occupations.

The NCG & ESG Committee held four meetings in fiscal 2024.

Executive Sessions

Our non-executive directors meet regularly in executive session without executive directors or management present. The purpose of these executive sessions is to promote open and candid discussion among the non-executive directors. Our non-executive directors held four executive sessions in fiscal 2024.

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

D. Employees

For a description of our employees, see “Part I — Item 4. Information on the Company — Business Overview — Human Capital.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each of our directors and by all our directors and executive officers as a group as at March 31, 2024. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at March 31, 2024 are based on an aggregate of 45,684,145 ordinary shares outstanding as at that date.

	Number of Ordinary Shares Beneficially Owned
Name	Number	Percent
Directors
Timothy L. Main (1)	22,780	0.05
Françoise Gri	23,555	0.05
Keith Haviland	17,350	0.04
Jason Liberty	9,384	0.02
Mario Vitale	13,890	0.03
Lan Tu (2)	5,235	0.01
Diane de Saint Victor (3)	5,710	0.01
Judy Marlinski	—	—
Keshav R. Murugesh	661,257	1.45
Executive Officers
Sanjay Puria	34,044	0.07
Swaminathan Rajamani	34,616	0.08
All our directors and executive officers as a group (11 persons as at March 31, 2024)	827,821	1.81

Notes:

(1)	Of the 22,780 ordinary shares held by Timothy L Main, 15,000 ordinary shares were purchased by him from open market .
(2)	Of the 5,235 ordinary shares held by Lan Tu, 1,500 ordinary shares were purchased by her from open market.
(3)	Of the 5,710 ordinary shares held by Diane de Saint Victor, 4,000 ordinary shares were purchased by her from the open market.

As at March 31, 2024, there were no options held by our directors and executive officers. The following table sets forth information concerning RSUs held by our directors and executive officers as at March 31, 2024:

	RSU Summary
Name	Number of shares underlying unexercised RSUs held that have vested but unexercised	Number of shares underlying unexercised RSUs to be vested within 60 days after Mar 31, 2024	Vesting dates	Number of shares underlying unexercised RSUs held that have not vested
Non-executive Directors
John Freeland	—	—	—	—
Francoise Gri	—	—	—	2,760
Keith Haviland	—	—	—	2,760
Mario Vitale	—	—	—	2,760
Jason Liberty	—	—	—	2,760
Timothy L. Main	—	—	—	4,420
Thi Nhuoc Lan Tu	—	—	—	2,760
Diane de Saint Victor	—	1,710	25-Apr-24	2,760
Judy Marlinski	—	—	—	3,035
Executive Officers
Keshav R. Murugesh	522,494	129,838	21-Apr-24	538,675
		4,406	21-Apr-24
		4,519	21-Apr-24
Sanjay Puria	25,588	7,339	22-Apr-24	72,050
		534	21-Apr-24
		583	21-Apr-24
Gautam Barai	75,500	—	—	—
Swaminathan Rajamani	27,502	6,135	21-Apr-24	65,514
		466	21-Apr-24
		513	25-Apr-24

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

In the event a non-executive director holds at least the required valued of our ordinary shares during the required time period, but the value of the director’s shares decreases below the shareholding requirement due to a decline in the price of our ordinary shares, the director shall be deemed to have complied with this policy so long as the director does not sell any shares.

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

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as at March 31, 2024 held by each person who is known to us to have a 5.0% or more beneficial share ownership based on an aggregate of 45,684,145 ordinary shares outstanding as at that date. Beneficial ownership is determined in accordance with the rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned (1)
Nalanda India Fund Limited (2)	3,790,196	8.30%
FMR LLC (3)	3,147,805	6.89%
Macquarie Group Limited (4)	2,495,612	5.46%

Notes:

(1)	Based on an aggregate of 45,684,145 ordinary shares outstanding as at March 31, 2024.
(2)	Information is based on a Form 13F for the quarter ended December 31, 2024 filed with the Commission on February 14, 2024 by Nalanda India Fund Limited.
(3)

Information is based on Amendment No. 21 to a report on Schedule 13G jointly filed with the Commission on February 8, 2024 by FMR LLC and Abigail P. Johnson, reporting beneficial ownership of 3,147,805 shares as at December 29, 2023. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. According to this Amendment No. 21, members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the US Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

(4)

Information is based on a report on Schedule 13G filed with the Commission on February 14, 2024 by Macquarie Group Limited, reporting beneficial ownership of 2,495,612 ordinary shares as at December 31, 2023.

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

•

Macquarie Group Limited reported its beneficial ownership of our ordinary shares to be 5.32% (based on the then number of our ordinary shares reported as outstanding) in a report on Schedule 13G filed with the Commission on February 14, 2022 and 0.12% (based on the then number of our ordinary share reported as outstanding) in an amendment to a report on Schedule 13G filed with the Commission on July 11, 2022. Macquarie Management Holdings, Inc., which was described in this report on Schedule 13G as being owned by Macquarie Group Limited and a joint filer of the report, reported that it had no beneficial ownership of our ordinary shares. On February 21, 2023, Macquarie Group Limited filed a Form 13F with the Commission and reported that it had beneficial ownership of 2,467,875 of our ordinary shares as at December 31, 2022, which represented 5.1% of our then ordinary shares. On February 14, 2024, Macquarie Group Limited filed a report on Schedule 13G with the Commission and reported that it had beneficial ownership of 2,495,612 as at December 31, 2023, which represented approximately 5.33% of our then number of outstanding ordinary shares.

•

Nalanda India Fund Limited reported that it had beneficial ownership of 4,122,196 of our ordinary shares as at December 31, 2018, which represented 8.30% of our then number of outstanding ordinary shares, in Amendment No. 5 to a report on Schedule 13G filed with the Commission on February 14, 2019. On February 14, 2024, Nalanda India Fund Limited filed a Form 13F with the Commission and reported that it had beneficial ownership of 3,790,196 of our ordinary shares as at December 31, 2023, which represented 8.10% of our then number of outstanding ordinary shares.

•

FMR LLC reported that it had beneficial ownership of (i) 4,872,972 of our ordinary shares as at December 31, 2021, which represented 10.00% of our then number of outstanding ordinary shares in Amendment No. 19 to a report on Schedule 13G filed with the Commission on February 8, 2022; (ii) 4,895,598 of our ordinary shares as at December 30, 2022, which represented 9.97% of our then number of outstanding ordinary shares in Amendment No. 20 to a report on Schedule 13G filed with the Commission on February 9, 2023; and (iii) 3,147,805 of our ordinary shares as at December 29, 2023, which represented 6.63% of our then number of outstanding ordinary shares in Amendment No. 21 to a report on Schedule 13G filed with the Commission on February 8, 2024.

•

JP Morgan Chase & Co. reported that it had beneficial ownership of (i) 2,405,034 of our ordinary shares as at December 29, 2023, which represented 5.14% of our then number of outstanding ordinary shares, in a report on Schedule 13G filed with the Commission on January 12, 2024; and (ii) 6,592 of our ordinary shares as at March 29, 2024, which represented 0.01% of our then outstanding ordinary shares, in Amendment No. 1 to a report on Schedule 13G filed with the Commission on April 9, 2024.

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

Deutsche Bank Trust Company Americas was the holder of record for our ADR program, pursuant to which each ADS represented one ordinary share. Effective 5:00 p.m. Eastern Time on March 27, 2024, our ADR program was terminated. Following such termination, our ADSs were exchanged for ordinary shares. Immediately following the termination of our ADR program, 45,483,669 of our ordinary shares were held by the Depository Trust Company (the “DTC”) were registered in the name of Cede & Co.

As at March 27, 2024, the DTC held 45,483,669 ordinary shares, representing 99.56 % of our outstanding ordinary shares. To our knowledge, as at the same date, 5 record shareholders (not including the DTC) had a registered address in the US. Since certain of these ordinary shares were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders in the US. All holders of our ordinary shares are entitled to the same voting rights.

B. Related Party Transactions

(Amounts in thousands)

The following is a description of our related party transactions, determined in accordance with the rules and regulations promulgated under the Exchange Act that were either material to us or the related party.

Mr. Keshav Murugesh is a member of the Executive Council at NASSCOM. During fiscal 2024, we paid membership and subscription charges and sponsorship fees for various events conducted by NASSCOM amounting to $60.

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

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2003 through fiscal 2020 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹343.8 million ($4.1 million based on the exchange rate on March 31, 2024) in additional taxes, including interest of ₹49.1 million ($0.6 million based on the exchange rate on March 31, 2024).

The following sets forth the details of these orders of assessment:

Entity	Tax year(s)	Amount demanded (including interest)				Interest on amount Demanded
		(₹ and US dollars in millions)
Permanent establishment of WNS NA Inc in India	Fiscal 2003	₹	0.1	$(0.1	)(1)	₹	—	$—
Permanent establishment of WNS NA Inc and WNS UK in India	Fiscal 2004	₹	8.1	$(0.1	)(1)	₹	—	$—
Permanent establishment of WNS NA Inc and WNS UK in India	Fiscal 2005	₹	4.1	$(0.1	)(1)	₹	—	$—
WNS Global	Fiscal 2006	₹	29.8	$(0.4	)(1)	₹	7.7	$(0.1	)(1)
Permanent establishment of WNS NA Inc and WNS UK in India	Fiscal 2006	₹	13.2	$(0.2	)(1)	₹	5.6	$(0.1	)(1)
Permanent establishment of WNS NA Inc. and WNS UK in India	Fiscal 2007	₹	23.1	$(0.3	)(1)	₹	5.4	$(0.1	)(1)
WNS Global	Fiscal 2009	₹	55.2	$(0.6	)(1)	₹	—	$—
WNS BCS	Fiscal 2010	₹	1.0	$(0.1	)(1)	₹	—	$—
Permanent establishment of WNS NA Inc in India	Fiscal 2011	₹	31.0	$(0.4	)(1)	₹	9.9	$(0.1	)(1)
WNS Global	Fiscal 2016	₹	45.2	$(0.4	)(1)	₹	20.50	$(0.2	)(1)
WNS Global	Fiscal 2020	₹	133.0	$(1.4	)(1)	₹	—	$—
Total		₹	343.8	$(4.1	)(1)	₹	49.1	$(0.6	)(1)

Note:

(1)	Based on the exchange rate as at March 31, 2024.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS BCS (each of which is one of our Indian subsidiaries), as the case may be, and our other wholly-owned subsidiaries named above were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at March 31, 2024, we have provided a tax reserve of ₹774.3 million ($9.3 million based on the exchange rate on March 31, 2024) primarily on account of the Indian tax authorities’ denying the set-off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by appellate authorities, vacating tax demands of ₹6,907.0 million ($82.8 million based on the exchange rate on March 31, 2024) in additional taxes, including interest of ₹2,457.1 million ($29.5 million based on the exchange rate on March 31, 2024). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities. In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited ₹904.1 million ($10.8 million based on the exchange rate on March 31, 2024) of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at March 31, 2024, corporate tax returns for fiscal year 2021 and thereafter remain subject to examination by tax authorities in India.

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

In addition, the Company currently has orders of assessment outstanding for various years pertaining to pre-acquisition period of Smart Cube India Private Limited acquired in fiscal 2023, which assess additional taxable income that could in the aggregate give rise to an estimated ₹63.2 million ($0.8 million based on the exchange rate on March 31, 2024) in additional taxes, including interest of ₹31.1 million ($0.4 million based on the exchange rate on March 31, 2024). These orders of assessment disallow tax holiday benefit claimed by Smart Cube India Private Limited. Smart Cube India Private Limited has appealed against these orders of assessment before higher appellate authorities.

We have received orders of assessment from the VAT, service tax and GST authorities, demanding payment of ₹244.1 million ($1.9 million based on the exchange rate on March 31, 2024) towards VAT, service tax and GST for the period April 1, 2014 to March 31, 2020. The tax authorities have rejected input tax credit on certain types of input services. Based on consultations with our tax advisors, we believe these orders of assessments will more likely than not be vacated by the higher appellate authorities and we intend to dispute the orders of assessments.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.1 million based on the exchange rate on March 31, 2024) in connection with the review of our tax return for fiscal year 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission in this regard. Based on consultations with our tax advisors, we believe this order of assessment will more likely than not be vacated by the higher appellate authorities and we intend to dispute the order of assessment.

No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.

Dividend Policy

Subject to the provisions of the 1991 Law and our Articles of Association, we may by ordinary resolution declare dividends to be paid to our shareholders according to their respective rights. Any dividends we may declare must not exceed the amount recommended by our Board of Directors. Our Board may pay an interim dividend or dividends, including a dividend payable at a fixed rate, if paying an interim dividend or dividends appears to the Board to be justified. See “Part I — Item 10. Additional Information — B. Memorandum and Articles of Association.” We can only declare dividends if our directors who are to authorize the distribution make a prior statement that, having made full enquiry into our affairs and prospects, they have formed the opinion that:

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

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs, commenced trading on the NYSE on July 26, 2006 under the symbol “WNS”. The ADSs were issued by our depositary, Deutsche Bank Trust Company Americas, pursuant to a deposit agreement. We terminated our ADS facility on March 27, 2024. Following the termination of our ADS facility, our ordinary shares began trading on the NYSE under the symbol “WNS” on March 28, 2024.

The number of our outstanding ordinary shares as at March 31, 2024 was 45,684,145.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs were listed on the NYSE under the symbol “WNS” prior to March 28, 2024. We terminated our ADS facility on March 27, 2024. Following the termination of our ADS facility, our ordinary shares began trading on the NYSE under the symbol “WNS” on March 28, 2024.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

General

We were incorporated in Jersey, Channel Islands, as a private limited company (with registered number 82262) on February 18, 2002 pursuant to the Companies (Jersey) Law 1991 (the “1991 Law”). We converted from a private limited company to a public limited company on January 4, 2006 when we acquired more than 30 shareholders as calculated in accordance with Article 17A of the 1991 Law. We gave notice of this to the JFSC in accordance with Article 17(3) of the 1991 Law on January 12, 2006.

The address of our secretary, Mourant Secretaries (Jersey) Limited, is 22 Grenville Street, St Helier, Jersey JE4 8PX.

The Company has appointed Computershare Trust Company, N.A., 150 Royall Street, Canton, Massachusetts 02021, United States of America as transfer agent. Computershare’s Jersey office provides registrar services to the Company in Jersey, Chanel Islands. Our share register is maintained at the premises of Computershare Investor Services (Jersey) Limited at 13 Castle Street, St. Helier, JE1 1ES, Jersey and our overseas branch register is kept at the premises of Computershare Trust Company, N.A., at 150 Royall Street, Canton, Massachusetts 02021, United States of America.

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

The rights of shareholders described in this section are available only to persons who hold our certificated shares. Any person who does not hold our certificated shares are not directly entitled to the rights conferred on our shareholders by our Articles of Association or the rights conferred on shareholders of a Jersey company by the 1991 Law, including, without limitation: the right to receive dividends and the right to attend and vote at shareholders meetings; the rights described in “— Other Jersey Law Considerations — Mandatory Purchases and Acquisitions” and “— Other Jersey Law Considerations — Compromises and Arrangements,” the right to apply to a Jersey court for an order on the grounds that the affairs of a company are being conducted in a manner which is unfairly prejudicial to the interests of its shareholders; and the right to apply to the JFSC to have an inspector appointed to investigate the affairs of a company.

Share Capital

As at March 31, 2024, the authorized share capital is £6,100,000, divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. As at March 31, 2024, 2023 and 2022, we had 45,684,145, 48,360,817 and 48,849,907 shares, respectively. The decrease in the number of ordinary shares outstanding during the last three fiscal years resulted from share repurchases pursuant to our share repurchase programs, partially offset by the issuance of ordinary shares pursuant to our three share-based incentive plans: our 2002 Stock Incentive Plan, our 2006 Incentive Award Plan (as amended and restated) and our 2016 Incentive Award Plan (as amended and restated). Other than pursuant to our incentive award plans, we have not issued any shares for consideration other than cash. There are no preferred shares outstanding.

Pursuant to the 1991 Lawand our Memorandum and Articles of Association, our Board of Directors by resolution may establish one or more classes of preferred shares having such number of shares, designations, dividend rates, relative voting rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of us. None of our shares have any redemption rights.

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

Directors’ Appointment, Resignation, Disqualification and Removal

Our Board of Directors is divided into three classes that are, as nearly as possible, of equal size. Each class of directors (other than initially) is elected for a three-year term of office but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the Board of Directors may have the effect of delaying or preventing changes in control of management of our company. Our Board of Directors shall have power (unless they determine that any vacancy should be filled by us in general meeting) at any time and from time to time to appoint any person to be a director, either to fill any vacancy or as an addition to the existing directors. A vacancy for these purposes only will be deemed to exist if a director dies, resigns, ceases or becomes prohibited or disqualified by law from acting as a director, becomes bankrupt or enters into an arrangement or composition with his creditors, becomes of unsound mind or is removed by us from office for gross negligence or criminal conduct by ordinary resolution. A vacancy for these purposes will not be deemed to exist upon the expiry of the term of office of a director. At any general meeting at which a director retires or at which a director’s period of office expires we shall elect, by ordinary resolution of the general meeting, a director to fill the vacancy, unless our directors resolve to reduce the number of directors in office. Where the number of persons validly proposed for election or re-election as a director is greater than the number of directors to be elected, the persons receiving the most votes (up to the number of directors to be elected) shall be elected as directors and an absolute majority of the votes cast shall not be a pre-requisite to the election of such directors.

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

Corporate Law Issue	Delaware Law	Jersey Law
Special Meetings of Shareholders	Shareholders of a Delaware corporation generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or by-laws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.	Under the 1991 Law, directors shall, notwithstanding anything in a Jersey company’s articles of association, call a general meeting on a shareholders’ requisition. A shareholders’ requisition is a requisition of shareholders holding not less than one-tenth of the total voting rights of the shareholders of the company who have the right to vote at the meeting requisitioned. Failure to call an annual general meeting in accordance with the requirements of the 1991 Law is a criminal offense on the part of a Jersey company and its directors. The JFSC may, on the application of any officer, secretary or shareholder call, or direct the calling of, an annual general meeting.

Corporate Law Issue	Delaware Law	Jersey Law
Interested Director Transactions	Interested director transactions are not voidable if (i) the material facts as to the interested director’s relationship or interests are disclosed or are known to the Board of Directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote on the matter or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee or the shareholders.	A director of a Jersey company who has an interest in a transaction entered into or proposed to be entered into by the company or by a subsidiary which conflicts or may conflict with the interests of the company and of which the director is aware, must disclose the interest to the company. Failure to disclose an interest entitles the company or a member to apply to the court for an order setting aside the transaction concerned and directing that the director account to the company for any profit. A transaction is not voidable and a director is not accountable notwithstanding a failure to disclose if the transaction is confirmed by special resolution and the nature and extent of the director’s interest in the transaction are disclosed in reasonable detail in the notice calling the meeting at which the resolution is passed. Without prejudice to its power to order that a director account for any profit, a court shall not set aside a transaction unless it is satisfied that the interests of third parties who have acted in good faith thereunder would not thereby be unfairly prejudiced and the transaction was not reasonable and fair in the interests of the company at the time it was entered into.

Corporate Law Issue	Delaware Law	Jersey Law
Cumulative Voting	Delaware law does not require that a Delaware corporation provide for cumulative voting. However, the certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.	There are no provisions in the 1991 Law relating to cumulative voting.

Approval of Corporate Matters by Written Consent	Unless otherwise specified in a Delaware corporation’s certificate of incorporation, action required or permitted to be taken by shareholders at an annual or special meeting may be taken by shareholders without a meeting, without notice and without a vote, if consents in writing setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated. No consent is effective unless, within 60 days of the earliest dated consent delivered to the corporation, written consents signed by a sufficient number of holders to take action are delivered to the corporation.	Insofar as the memorandum or articles of a Jersey company do not make other provision in that behalf, anything which may be done at a meeting of the company (other than remove an auditor) or at a meeting of any class of its shareholders may be done by a resolution in writing signed by or on behalf of each shareholder who, at the date when the resolution is deemed to be passed, would be entitled to vote on the resolution if it were proposed at a meeting. A resolution shall be deemed to be passed when the instrument, or the last of several instruments, is last signed or on such later date as is specified in the resolution.

Business Combinations	With certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a Delaware corporation must be approved by the Board of Directors and a majority of the outstanding shares entitled to vote thereon.	A sale or disposal of all or substantially all the assets of a Jersey company must be approved by the Board of Directors and, only if the Articles of Association of the company require, by the shareholders in general meeting. A merger involving a Jersey company must be generally documented in a merger agreement which must be approved by special resolution of that company.

Corporate Law Issue	Delaware Law	Jersey Law
Limitations on Directors Liability	A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the director’s duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, or unlawful share purchase or redemption, or any transaction from which a director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under US federal securities laws.	Subject to the exceptions mentioned below, the 1991 Law prohibits a Jersey company and its subsidiaries from exempting any director from, or indemnifying any director against, any liability incurred by the director as a result of the director acting as a director of the company. It also prohibits any other person from doing so in exchange for a benefit conferred or detriment suffered, directly or indirectly, by the company. Any provision, whether contained in the articles of association of, or in a contract with, a company or otherwise which breaches these prohibitions is void.

Indemnification of Directors and Officers	A Delaware corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of his or her position if (i) the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.	Under the 1991 Law, the prohibition referred to above does not apply to a provision for exempting a person from or indemnifying the person against (a) any liabilities incurred in defending any proceedings (whether civil or criminal) (i) in which judgment is given in the person’s favor or the person is acquitted, (ii) which are discontinued otherwise than for some benefit conferred by the person or on the person’s behalf or some detriment suffered by the person, or (iii) which are settled on terms which include such benefit or detriment and, in the opinion of a majority of the directors of the company (excluding any director who conferred such benefit or on whose behalf such benefit was conferred or who suffered such detriment), the person was substantially successful on the merits in the person’s resistance to the proceedings, (b) any liability incurred otherwise than to the company if the person acted in good faith with a view to the best interests of the company, (c) any liability incurred in connection with an application made to the court for relief from liability for negligence, default, breach of duty or breach of trust under Article 212 of the 1991 Law in which relief is granted to the person by the court or (d) any liability against which the company normally maintains insurance for persons other than directors.

Corporate Law Issue	Delaware Law	Jersey Law
Appraisal Rights	A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.	The 1991 Law does not confer upon shareholders any appraisal rights.

Shareholder Suits	Class actions and derivative actions generally are available to the shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	Under Article 141 of the 1991 Law, a shareholder may apply to court for relief on the ground that a company’s affairs are being conducted or have been conducted in a manner which is unfairly prejudicial to the interests of its shareholders generally or of some part of its shareholders (including at least the shareholder making the application) or that an actual or proposed act or omission by the company (including an act or omission on its behalf) is or would be so prejudicial. There may also be common law personal actions available to shareholders. Under Article 143 of the 1991 Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the 1991 Law), the court may make an order regulating the affairs of a company, requiring a company to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by a company or by any of its other shareholders.

Inspection of Books and Records	All shareholders of a Delaware corporation have the right, upon written demand under oath stating the purpose thereof, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any proper purpose.	The register of shareholders and books containing the minutes of general meetings or of meetings of any class of shareholders of a Jersey company must during business hours be open to the inspection of a shareholder of the company without charge. The register of directors and secretaries must during business hours (subject to such reasonable restrictions as the company may by its articles or in general meeting impose, but so that not less than two hours in each business day be allowed for inspection) be open to the inspection of a shareholder or director of the company without charge.

Corporate Law Issue	Delaware Law	Jersey Law
Amendments to Charter	Amendments to the certificate of incorporation of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation; a provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.	The memorandum and articles of association of a Jersey company may only be amended by special resolution (being a two-third majority if the articles of association of the company do not specify a greater majority) passed by shareholders in general meeting or by written resolution signed by all the shareholders entitled to vote.

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

Exchange Rates

Substantially all of our revenue is denominated in pound sterling or US dollars and large part of our expenses, other than payments to repair centers, are incurred and paid in Indian rupees. We report our financial results in US dollars. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. The results of our operations are affected as the Indian rupee and the pound sterling appreciate or depreciate against the US dollar and, as a result, any such appreciation or depreciation will likely affect the market price of our ordinary shares in the US.

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal year:	Period End(1)		Average(2)		High		Low
2020	₹	75.39	₹	70.89	₹	76.37	₹	68.40
2021		73.14		74.25		76.95		72.37
2022		75.87		74.50		77.07		72.42
2023		82.19		80.30		82.97		75.31
2024		83.34		82.78		83.53		81.65
2025 (until May 3, 2024)		83.43		83.40		83.59		83.18

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

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High		Low
November 2023	₹	83.36	₹	83.11
December 2023		83.40		83.02
January 2024		83.31		82.92
February 2024		83.06		82.85
March 2024		83.53		82.72
April 2024		83.59		83.18
May 2024 (until May 3, 2024)		83.45		83.43

The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Fiscal year:	Period End(1)	Average(2)	High	Low
2020	£0.80	£0.79	£0.87	£0.75
2021	0.73	0.72	0.73	0.72
2022	0.76	0.73	0.77	0.70
2023	0.81	0.83	0.93	0.76
2024	0.79	0.80	0.83	0.76
2025 (until May 3, 2024)	0.80	0.80	0.81	0.79

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

The following table sets forth, for the periods indicated, information concerning the exchange rates between the pound sterling and US dollars based on the spot rate released by the Federal Reserve Board:

Month:	High	Low
November 2023	£0.82	£0.79
December 2023	0.80	0.78
January 2024	0.79	0.78
February 2024	0.80	0.79
March 2024	0.79	0.78
April 2024	0.81	0.79
May 2024 (until May 3, 2024)	0.80	0.80

E. Taxation

Jersey Tax Consequences

General

Jersey tax considerations

The following summary of the anticipated treatment of the company and holders of ordinary shares (other than residents of Jersey) is based on Jersey taxation law and practice as it is understood to apply at the date of this annual report. It does not constitute legal or tax advice and does not address all aspects of Jersey tax law and practice. Holders of our ordinary shares should consult their professional advisers on the implications of acquiring, buying, holding, selling or otherwise disposing of ordinary shares under the laws of the jurisdictions in which they may be liable to taxation. Shareholders should be aware that tax laws, rules and practice and their interpretation may change.

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

Taxation of holders of ordinary shares

The company will be entitled to pay dividends to holders of ordinary shares without any withholding or deduction for, or on account of, Jersey tax. The holders of ordinary shares (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such ordinary shares.

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

Stamp duty

No stamp duty is payable in Jersey on the issue or inter vivos transfer of ordinary shares.

Upon the death of a holder of ordinary shares (and to the extent that the ordinary shares are considered movable estate situated in Jersey), Jersey probate stamp duty will be payable on the registration in Jersey of a grant of probate or letters of administration, which will be required in order to transfer or otherwise deal with:

(A)

(where the deceased person was domiciled in Jersey at the time of death) the deceased person’s personal estate wherever situated (including any ordinary shares to the extent that the ordinary shares are considered movable estate situated in Jersey) if the net value of such personal estate exceeds £30,000; or

(B)

(if the deceased person was domiciled outside of Jersey at the time of death) the deceased person’s personal estate situated in Jersey (including any ordinary shares to the extent that the ordinary shares are considered movable estate situated in Jersey) if the net value of such personal estate exceeds £30,000.

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

The above rates and threshold figures are current as at the date of this Annual Report. However, they are subject to potential change in the future.

In addition, application and other fees may be payable. Jersey does not otherwise levy taxes upon capital, inheritances, capital gains or gifts, nor are there any other estate duties.

US Federal Income Taxation

The following discussion describes certain material US federal income tax consequences to US Holders (defined below) under present law of an investment in our ordinary shares. This summary applies only to US Holders that hold our ordinary shares as capital assets and that have the US dollar as their functional currency. This discussion is based on the tax laws of the US as in effect on the date of this annual report and on US Treasury regulations in effect or, in some cases, proposed, as at the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not address the Medicare contribution tax on net investment income or any state, local or non-US tax or any other tax consequences other than US federal income tax consequences. Furthermore, this summary does not address the tax consequences to any particular investor or to persons in special tax situations, such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	real estate investment trusts;

•	regulated investment companies;

•	US expatriates;

•	persons holding ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	entities treated as partnerships or other pass-through entities, or persons holding ordinary shares through such entities; or

•	persons that actually or constructively own 10% or more of our stock by vote or by value;

•	persons who acquired ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons who are subject to special tax accounting rules as a result of any item of gross income with respect to our ordinary shares being taken into account in an applicable financial statement.

US HOLDERS OF OUR ORDINARY SHARES ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE US FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND NON-US TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

The discussion below of the US federal income tax consequences to “US Holders” will apply to you if you are a beneficial owner of ordinary shares and you are, for US federal income tax purposes:

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

If you are a partner in an entity treated as a partnership that holds ordinary shares, your tax treatment will depend on your status and the activities of such entity.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms.

Distributions

Subject to the rules applicable to PFICs, discussed below, the gross amount of distributions made by us with respect to our ordinary shares (including the amount of any taxes withheld therefrom) generally will be includable in your gross income in the year received (or deemed received) as dividend income to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under US federal income tax principles. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under US federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ordinary shares, as capital gain. We do not intend to calculate our earnings and profits under US federal income tax principles. Therefore, a US Holder should expect that a distribution will be treated as a dividend for US federal income tax purposes. No dividends received deduction will be allowed for US federal income tax purposes with respect to dividends paid by us.

With respect to non-corporate US Holders, including individual US Holders, under current law dividends may be “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) we are neither a PFIC nor treated as such with respect to you (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, (2) certain holding period and other requirements are met, and (3) the ordinary shares, are readily tradable on an established securities market in the US. Under US Internal Revenue Service (“IRS”) authority, ordinary shares are considered to be readily tradable on an established securities market in the US if they are listed on the NYSE. Any dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income as long as the ordinary shares are listed on a US exchange. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this annual report.

The amount of any distribution paid in a currency other than the US dollar (a foreign currency) will be equal to the US dollar value of such foreign currency on the date such distribution is received by you, regardless of whether the payment is in fact converted into US dollars at that time. Gain or loss, if any, realized on the sale or other disposition of such foreign currency will be US source ordinary income or loss, subject to certain exceptions and limitations. If such foreign currency is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Subject to certain exceptions, for foreign tax credit purposes, dividends distributed by us with respect to our ordinary shares generally will constitute foreign source income. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary shares will generally constitute “passive category income.” To the extent the dividends would be taxable as qualified dividend income with respect to non-corporate US Holders, including individual US Holders (subject to the discussion above), the amount of the dividends taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. Recently issued US Treasury regulations add various further limitations on the use of foreign tax credits. You are urged to consult your tax advisors regarding the foreign tax credit limitation and source of income rules with respect to distributions on our ordinary shares.

Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of our ordinary shares, you generally will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized and your adjusted tax basis in such ordinary shares. If the consideration you receive for our ordinary shares is not paid in US dollars, the amount realized will be the US dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if our ordinary shares are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the US dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. An accrual basis taxpayer that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute US-source ordinary income or loss. Your initial tax basis in your ordinary shares will equal the US dollar value of the cost of such ordinary shares. If you use foreign currency to purchase ordinary shares, the cost of such ordinary shares will be the US dollar value of the foreign currency purchase price determined by reference to the spot rate of exchange on the date of purchase. However, if the ordinary shares, are treated as traded on an established securities market, for US federal income tax purposes, and you are either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, you will determine the US dollar value of the cost of such ordinary shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Subject to certain exceptions and limitations, gain or loss on a sale or other taxable disposition of ordinary shares generally will be capital gain or loss and will be treated as long-term capital gain or loss, if your holding period in the ordinary shares exceeds one year. Subject to the PFIC rules discussed below and other limitations, if you are a non-corporate US Holder, including an individual US Holder, any long-term capital gain will be subject to US federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations. Any such gain or loss recognized by a US Holder will generally be treated as U.S. source.

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

Based on our financial statements and relevant market price of our ordinary shares, we believe that we should not be treated as a PFIC with respect to our most recently closed taxable year. If we were treated as a PFIC for any year during which you held ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares, absent a special election as discussed below. The application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of our ordinary shares, unless you make a “mark-to-market” or qualified electing fund (“QEF”) election (if available) as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution.

Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge normally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

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

Alternatively, if our ordinary shares are “marketable stock” (as defined below), you can avoid taxation under the unfavorable PFIC rules described above in respect of the ordinary shares by making a mark-to-market election in respect of the ordinary shares by the due date (determined with regard to extensions) for your tax return in respect of your first taxable year during which we are treated as a PFIC. If you make a mark-to-market election for the ordinary shares, you will include in income in each of your taxable years during which we are a PFIC an amount equal to the excess, if any, of the fair market value of the ordinary shares as at the close of your taxable year over your adjusted basis in such ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as at the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on our ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. Further, distributions would be taxed as described above under “— Distributions,” except the preferential dividend rates with respect to “qualified dividend income” would not apply. You will not be required to recognize mark-to-market gain or loss in respect of your taxable years during which we were not at any time a PFIC.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the NYSE, or other market, as defined in the applicable US Treasury regulations. Our ordinary shares are listed on the NYSE and consequently, if you hold ordinary shares the mark-to-market election would be available to you, provided the ordinary shares are traded in sufficient quantities. US Holders of ordinary shares should consult their tax advisors as to whether the ordinary shares would qualify for the mark-to-market election.

You also generally can make a “deemed sale” election in respect of any time we cease being a PFIC, in which case you will be deemed to have sold, at fair market value, your ordinary shares (and shares of our PFIC subsidiaries, if any, that you are deemed to own) on the last day of our taxable year immediately prior to our taxable year in respect of which we are not a PFIC. If you make this deemed sale election, you generally would be subject to the unfavorable PFIC rules described above in respect of any gain realized on such deemed sale, but as long as we are not a PFIC for future years, you would not be subject to the PFIC rules for those future years.

If you hold ordinary shares in any year in which we or any of our subsidiaries are a PFIC, you would be required to file an annual information report with the US Internal Revenue Service, for each entity that is a PFIC, regarding distributions received on ordinary shares and any gain realized on the disposition of the ordinary shares. You should consult your tax advisors regarding the potential application of the PFIC rules to your ownership of ordinary shares and the elections discussed above.

US Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the IRS and US backup withholding. Backup withholding will not apply, however, to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding and establishes such exempt status. US Holders should consult their tax advisors regarding the application of the US information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your US federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Additional Reporting Requirements

Certain US holders who are individuals (and certain entities) that own “specified foreign financial assets” with an aggregate value in excess of certain amounts are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-US persons, (ii) financial instruments and contracts held for investment that have non-US issuers or counterparties, and (iii) interests in foreign entities. Under certain circumstances, an entity may be treated as an individual for purposes of these rules. Our ordinary shares may be subject to these rules. US Holders should consult their tax advisers regarding the application of this requirement to their ownership of our shares.

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

Risk Management Procedures

We manage market risk through our treasury operations. Our senior management and our Board of Directors approve our treasury operations’ objectives and policies. The activities of our treasury operations include management of cash resources, implementation of hedging strategies for foreign currency exposures, implementation of borrowing strategies and monitoring compliance with market risk limits and policies. Our Foreign Exchange Committee, comprising the Director of the Board, our Group Chief Executive Officer and our Group Chief Financial Officer, is the approving authority for all our hedging transactions.

Components of Market Risk

Exchange Rate Risk

Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments (non-GAAP) is denominated in pound sterling and US dollars, approximately 46.0% of our expenses (net of payments to repair centers made as part of our WNS Auto Claims BPM business) in fiscal 2023 were incurred and paid in Indian rupees. The exchange rates between each of the pound sterling, the Indian rupee, the Australian dollar, the South African rand and the Philippine peso, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future. See “Part I — Item 5 Operating and Financial Review Prospects — Foreign Exchange — Exchange Rates.”

Our exchange rate risk primarily arises from our foreign currency-denominated receivables. Based upon our level of operations in fiscal 2024, a sensitivity analysis shows that a 10% appreciation or depreciation in the pound sterling against the US dollar would have increased or decreased revenue by approximately $32.3 million and increased or decreased revenue less repair payments (non-GAAP) by approximately $28.4 million in fiscal 2024, a 10% appreciation or depreciation in the Australian dollar against the US dollar would have increased or decreased revenue and revenue less repair payments (non-GAAP) by approximately $7.8 million in fiscal 2024, and a 10% appreciation or depreciation in the South African rand against the US dollar would have increased or decreased revenue and revenue less repair payments (non-GAAP) by approximately $1.2 million in fiscal 2024. Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased our expenses incurred and paid in Indian rupee in fiscal 2024 by approximately $51.3 million, a 10% appreciation or depreciation in the South African rand against the US dollar would have increased or decreased our expenses incurred and paid in South African rand in fiscal 2024 by approximately $6.7 million and a 10% appreciation or depreciation in the Philippine peso against the US dollar would have increased or decreased our expenses incurred and paid in Philippine peso in fiscal 2024 by approximately $12.6 million.

To protect against foreign exchange gains or losses on forecasted revenue and inter-company revenue, we have instituted a foreign currency cash flow hedging program. We hedge a part of our forecasted revenue and inter-company revenue denominated in foreign currencies with forward contracts and options.

Interest Rate Risk

Our exposure to interest rate risk arises from our borrowings that have a floating rate of interest, which is linked to various benchmark interest rates, including SOFR and SONIA. We manage this risk by maintaining an appropriate mix of fixed and floating rate borrowings and through the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by fluctuations in the interest rates. In connection with the term loan facilities entered into in fiscal 2017, we entered into interest rate swap agreements with the banks in fiscal 2017. These swap agreements effectively convert the term loans from a variable interest rate to a fixed interest rate, thereby managing our exposure to changes in market interest rates under the term loans. As at March 31, 2024, we had not entered into any interest rate swap contract.

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

Not applicable

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

Based on the foregoing, our Group Chief Executive Officer and Group Chief Financial Officer have concluded that, as at March 31, 2024, our disclosure controls and procedures were effective and provide a reasonable level of assurance.

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

Management assessed the effectiveness of internal control over financial reporting as at March 31, 2024, based on the criteria established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the above criteria, and as a result of this assessment, management concluded that, as at March 31, 2024, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The effectiveness of our internal control over financial reporting as at March 31, 2024, has been audited by Grant Thornton Bharat LLP, an independent registered public accounting firm, as stated in their report set out below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

WNS (Holdings) Limited

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of WNS (Holdings) Limited and subsidiaries (the “Company”) as of March 31, 2024, based on criteria established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on criteria established in the 2013 Internal Control — Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended March 31, 2024, and our report dated May 10, 2024 expressed an unqualified opinion on those consolidated financial statements.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate

/s/ GRANT THORNTON BHARAT LLP

Gurugram, India

May 10, 2024

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee members are Messrs. Jason Liberty (Chairman), Keith Haviland and Mario P. Vitale and Ms. Judy Marlinski.. Ms. Diane de Saint Victor, who was a Member of Audit Committee ceased to be Member with effect from December 1, 2023. Ms. Judy Marlinski was appointed as a Member of Audit Committee with effect from December 1, 2023. Each of Messrs. Liberty, Haviland and Vitale and Ms. Marlinski is an independent director pursuant to the applicable rules of the Commission and the NYSE. See “Part I — Item 6. Directors, Senior Management and Employees — A. Directors and Executive Officers” for the experience and qualifications of the members of the Audit Committee. Our Board of Directors has determined that Mr. Liberty qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Ethics and Conduct that is applicable to all of our directors, senior management and employees. The Code of Business Ethics and Conduct was amended in October 2016 and July 2018 to refresh our core purposes and values , in July 2019 to change the limit on the gift value in line with market standards, in October 2021 to update new link to report the violations to the Policy, in July 2022 to reflect changes in the limit on the client gifting and entertainment guidelines and in April 2023 to include a section on the Protection of Human Rights. We have posted the code on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report. We will also make available a copy of the Code of Business Ethics and Conduct to any person, without charge, if a written request is made to our General Counsel at Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Grant Thornton Bharat LLP served as our independent public accountant for fiscal 2024. The following table shows the fees we paid or accrued for audit and other services provided by Grant Thornton Bharat LLP and Grant Thornton member firms for fiscal 2024 and 2023.

	Fiscal
	2024	2023
Audit fees	$829,077	$821,400

Total	$829,077	$821,400

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In fiscal 2021, our shareholders authorized a share repurchase program for the repurchase of up to 3,300,000 ADSs, at a price range of $10 to $110 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from April 1, 2021, the date the shareholders resolution approving the repurchase program was passed. We were not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at our discretion. We held the shares underlying any such repurchased ADSs as treasury shares.

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

In fiscal 2024, we purchased 1,100,000 ADSs in the open market for a total consideration of $85.6 million (including transaction costs) under the above-mentioned share repurchase program and concluded the program. We funded the repurchases under the repurchase program with cash on hand. In fiscal 2024, we received authorization from the Board of Directors to cancel, and cancelled, 1,100,000 ADSs that were held as treasury shares for an aggregate cost of $85.7 million (including share cancellation charges). The effect of the cancellation of these treasury shares was recognized in share capital amounting to $0.1 million and in share premium amounting to $85.5 million, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.

In fiscal 2024, our shareholders authorized a new share repurchase program for the repurchase of up to 3,300,000 of our ADSs, each representing one ordinary share, at a price range of $10 to $180 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 42 months from October 1, 2023 to March 31, 2027. We are not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at our discretion. We may fund the repurchases with internal or external sources.

In fiscal 2024, we purchased 2,200,000 ADSs in the open market for a total consideration of $129.7 million (including transaction costs) under the above-mentioned share repurchase program. In fiscal 2024, we received authorization from the Board of Directors to cancel, and cancelled, 2,200,000 ADSs that were held as treasury shares for an aggregate cost of $129.8 million (including share cancellation charges $0.1 million). The effect of the cancellation of these treasury shares was recognized in share capital amounting to $0.3 million, in share premium amounting to $41.1 million and in retained earnings amounting to $88.4 million, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.

From February 8, 2024 to May 10, 2024, we purchased 1,200,000 ADSs in the open market for a total consideration of $71.5 million (including transaction costs) under the above-mentioned share repurchase program pursuant to a repurchase plan under Rule 10b5-1 of the Exchange Act that we entered into on February 2, 2024.

In March 2024, we terminated our ADS facility and exchanged outstanding ADSs for ordinary shares. Due to this termination, the remaining 1.1 million ADSs yet to be repurchased under the above share repurchase program have become unavailable for repurchase until we obtain an approval from our shareholders for repurchasing of an equivalent amount of ordinary shares. We will hold an extraordinary general meeting on May 30, 2024, at which shareholders will be requested to authorize the purchase of the remaining 1.1 million ordinary shares.

The table below sets forth the details of ADSs repurchased during fiscal 2024, April 2024 and May 2024 (till May 10, 2024) under the above mentioned share repurchase programs:

Period	No. of ADSs Purchased	Average price paid per ADS (in $)	Total number of ADSs purchased as part of publicly announced plans or programs	Approximate US dollar value (in thousands) of ADSs that may yet be repurchased under the program (assuming purchase price of $110 per ADS)
April 1 to April 30, 2023	—	—	—	121,000
May 1 to May 31, 2023	723,381	77.83	723,381	41,428
June 1 to June 30, 2023	376,619	77.83	376,619	—
July 1 to July 31, 2023	—	—	—	594,000
August 1 to August 31, 2023	—	—	—	594,000
September 1 to September 30, 2023	—	—	—	594,000
October 1 to October 31, 2023	—	—	—	594,000
November 1 to November 30, 2023	1,000,000	58.12	1,000,000	414,000
December 1 to December 31, 2023	—	—	—	414,000
January 1 to January 31, 2024	—	—	—	414,000
February 1 to February 28, 2024	1,200,000	59.61	1,200,000	—
March 1 to March 31, 2024	—	—	—	—
April 1 to April 30, 2024	—	—	—	—
May 1 to May 10, 2024	—	—	—	—

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Our Corporate Governance Guidelines were last amended in July 2021. We have posted our amended Corporate Governance Guidelines on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.

Messrs. Timothy L Main, Ms. Françoise Gri Ms. Lan Tu and Ms. Diane de Saint Victor are members of our Board of Directors and they serve on our NCG & ESG Committee and Compensation Committee. Messrs. Jason Liberty, Keith Haviland and Mario P. Vitale and Ms. Judy Marlinski, members of our Board of Directors serve on our Audit Committee. Each of Messrs. Main, Liberty, Haviland and Vitale Ms. Gri Ms. Tu, Ms. de Saint Victor and Ms. Marilinski satisfies the “independence” requirements of the NYSE listing standards and the “independence” requirements of Rule 10A-3 of the Exchange Act.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES
Our Board of Directors has adopted
an insider trading policy which governs the purchase, sale and other disposition of our securities by the directors, officers, key employees and employees. A copy of our insider trading policy is attached as an exhibit to this annual report.
ITEM 16K. DISCLOSURE REGARDING CYBERSECURITY, RISK MANAGEMENT, STRATEGY, GOVERNANCE AND RELATED INCIDENTS
Cybersecurity Risk Management & Strategy
WNS has integrated cybersecurity and information security as pivotal components of its service delivery strategy, aligning with leading security and privacy standards. The WNS cybersecurity framework is structured along “security by design” principles, encompassing risk identification and assessment, implementation of preventive and detective controls, 24x7 monitoring, proactive threat hunting, focused employee awareness training, and robust cyber-attack preparedness and response strategies.
WNS maintains strong governance mechanisms for all business operations, thereby ensuring that cyber and privacy risks are appropriately managed, accepted, or transferred through oversight of various levels of management. These mechanisms are further strengthened through the presence of stringent policies, procedures, standards, and guidelines, ensuring consistency and comprehensiveness of cybersecurity and data privacy controls across WNS’ business. WNS has also implemented an organization-wide enterprise risk management (“ERM”) framework that acts as the apex risk management framework for the organization. All strategic and operational risks, including the risk of cyber security and data privacy, are included in the purview of this ERM framework. Apart from the inclusion in the ERM program, WNS’ Board also reviews and discusses the state of the company’s information security program with the company’s Risk Management team on an annual basis through a standing discussion item in the Board Meeting. In addition to the above, key aspects of the company’s cybersecurity and privacy program, including new initiatives, progress of key activities, and critical events, are discussed with the company’s Audit Committee on a quarterly basis.
In response to evolving threats, WNS has instituted well-defined incident response policies and procedures, accompanied by incident notification protocols and playbooks for various scenarios. Furthermore, the organization conducts regular red-teaming

exercises and cybersecurity drills to evaluate effectiveness of its defense mechanisms and to enhance stakeholder awareness.
WNS ensures adherence to client instructions, and specific security and privacy requirements, by entering into agreements with third-party service providers which include cybersecurity clauses. Information security and privacy due diligence process is established for effective management of cybersecurity risks associated with the use of third parties. Third party service providers are required to establish and maintain reasonable safeguards against the destruction, loss, alteration of, or unauthorized access to WNS or its client data managed by them.
WNS has been demonstrating its commitment to transparency and accountability through annual attestations, including SSAE 18/ISAE 3402 SOC 1 Type II and SOC 2 Type II assessments conducted by a reputable audit firm since 2009. WNS is certified for ISO 27001: 2013 information security management standard and certified for PCI DSS for its operations related to card holder data processing. Certification audits for ISO 27001:2013 and

PCI-DSS

are conducted annually by reputed certification bodies.
In fiscal 2024, WNS did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.
Governance
At WNS, risk management governance is led by the Chief Risk Officer who heads the Risk Management function. This function operates independently of other operations and support units and includes key positions such as the Chief Information Security Officer and Data Protection Officer. The Chief Information Security Officer holds an Engineering Degree in Computer Science and has over 25 years of experience in the field of cyber security. The function reports into the Company’s Risk Committee, which comprises its Group CEO, Group CFO, and Group CPO and chaired by the Group CEO.
The Risk Committee meets at least on a quarterly basis to discuss information security strategies, status of existing programs, and key risks and events. WNS’s executive leadership across the organization ensures that information security policies are appropriately established, aligned with organizational objectives, and effectively communicated throughout the organization.
Under the leadership of the CISO, WNS’s security organization consists of a team with specialized subgroups such as Information Security Governance & Strategy, Solution Design, Risk Assessment & Audit, Application Security, and Security Operations Center and Managed Security Services. Similarly, the company also has a Data Privacy team led by the Data Protection Officer to manage data privacy activities.
This governance structure ensures that WNS maintains a comprehensive approach to risk management, with clear accountability, regular strategic discussions, and a dedicated team focused on addressing security and data privacy challenges effectively.

PART III
ITEM 17. FINANCIAL STATEMENTS
See “Part III — Item 18. Financial Statements” for a list of our consolidated financial statements included elsewhere in this annual report.
ITEM 18. FINANCIAL STATEMENTS
The following statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Statements of Financial Position as at March 31, 2024 and 2023

•	Consolidated Statements of Income for the years ended March 31, 2024, 2023 and 2022

•	Consolidated Statements of Comprehensive Income for the years ended March 31, 2024, 2023 and 2022

•	Consolidated Statements of Changes in Equity for the years ended March 31, 2024, 2023 and 2022

•	Consolidated Statements of Cash Flows for the years ended March 31, 2024, 2023 and 2022

•	Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS
The following exhibits are filed as part of this annual report:

1.1	Memorandum of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

1.2	Articles of Association of WNS (Holdings) Limited, as amended — incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 (File No. 333-135590) of WNS (Holdings) Limited, as filed with the Commission on July 3, 2006.

2.1	Specimen Ordinary Share Certificate of WNS (Holdings) Limited — incorporated by reference to Exhibit 4.4 of the Registration Statement on Form 8-A (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on July 14, 2006.

2.2	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934, as amended, incorporated by reference to Exhibit 2.3 of the Annual Report on Form 20-F for fiscal 2021 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 14, 2021.

4.1	Form of the Third Amended and Restated WNS (Holdings) Limited 2006 Incentive Award Plan — incorporated by reference to Appendix A to WNS (Holdings) Limited’s Proxy Statement which was furnished as Exhibit 99.3 of its Report on Form 6-K (File No. 001-32945), as furnished to the Commission on August 23, 2013.

4.2	Form of the First Amended and Restated WNS (Holdings) Limited 2016 Incentive Award Plan — incorporated by reference to Appendix A to WNS (Holdings) Limited’s Proxy Statement which was furnished as Exhibit 99.3 of its Report on Form 6-K (File No. 001-32945), as furnished to the Commission on August 23, 2018.

4.3	Form of the Second Amended and Restated WNS (Holdings) Limited 2016 Incentive Award Plan — incorporated by reference to Appendix A to WNS (Holdings) Limited’s Proxy Statement which was furnished as Exhibit 99.3 of its Report on Form 6-K (File No. 001-32945), as furnished to the Commission on August 21, 2020.

4.4	Form of the Third Amended and Restated WNS (Holdings) Limited 2016 Incentive Award Plan — incorporated by reference to Exhibit 99.1 of WNS (Holdings) Limited’s Report on Form 6-K (File No. 001-32945), as furnished to the Commission on July 16, 2021.

4.5	Lease Deed dated January 20, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu, on the one hand, and WNS Global Services Private Limited, on the other hand, with respect to lease of office premises — incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F for fiscal 2012 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on April 26, 2012.

4.6	Addendum to Lease Deed dated July 23, 2012 between Sri Divi Satya Mohan, Sri Attaluri Praveen and Sri Divi Satya Sayee Babu, on the one hand, and WNS Global Services Private Limited and WNS Business Consulting Services Private Limited, on the other hand. — incorporated by reference to Exhibit 4.5 of the Annual Report on Form 20-F for fiscal 2013 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 2, 2013.

4.7	Contract of Lease dated September 27, 2012 between Megaworld Corporation and WNS Global Services Philippines, Inc. with respect to lease of office premises — incorporated by reference to Exhibit 4.6 of the Annual Report on Form 20-F for fiscal 2013 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 2, 2013.

4.8	Lease Deed commencing April 28, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 10 th floor of Blocks A2 and A3 at World Tech Park — incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F for fiscal 2015 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 5, 2015.

4.9	Lease Deed commencing April 28, 2014 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 8th, 9th and 11thfloors of Blocks A2 and A3 at World Tech Park — incorporated by reference to Exhibit 4.13 of the Annual Report on Form 20-F for fiscal 2015 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 5, 2015.

4.10	Lease Deed dated December 16, 2020 between WNS Global Services Private Limited and DLF Assets Private Limited with respect to the lease of office premises on the 10th floor of Block 10 at DLF IT Park — incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F for fiscal 2021 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 14, 2021.

4.11	Leave and License Agreement dated February 15, 2021 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 84,429 square feet at plant 10 — incorporated by reference to Exhibit 4.9 of the Annual Report on Form 20-F for fiscal 2021 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 14, 2021.

4.12	Leave and License Agreement dated February 15, 2021 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 108,000 square feet at plant 5 — incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F for fiscal 2021 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 14, 2021.

4.13	Leave and License Agreement dated February 15, 2021 between Godrej and Boyce Manufacturing Company Limited and WNS Global Services Private Limited with respect to the lease of the office premises with an aggregate area of 84,934 square feet at plant 11 — incorporated by reference to Exhibit 4.12 of the Annual Report on Form 20-F for fiscal 2021 (File No. 001-32945) of WNS (Holdings) Limited, as filed with the Commission on May 14, 2021.

8.1	List of subsidiaries of WNS (Holdings) Limited.**

12.1	Certification by the Chief Executive Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

12.2	Certification by the Chief Financial Officer to 17 CFR 240, 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

13.1	Certification by the Chief Executive Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification by the Chief Financial Officer to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of Grant Thornton Bharat LLP, independent registered public accounting firm.**

19.1	Insider Trading Policy**

97.1	Policy for Recovery of Erroneously Awarded Compensation**

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

**	Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on

Form 20-F

and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: May
10
, 2024

WNS (HOLDINGS) LIMITED

By:	/s/ Keshav R. Murugesh
Name:	Keshav R. Murugesh
Title:	Group Chief Executive Officer

REPORT OF INDEPENDENT
REGISTERED
PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
WNS (Holdings) Limited.
Opinion on the consolidated financial statements
We have audited the accompanying consolidated statements of financial position of WNS (Holdings) Limited and subsidiaries (the “Company”) as of March 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standard Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of March 31, 2024, based on criteria established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated May 10, 2024 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matter
The critical audit matter communicated below is matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter do not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
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
Gurugram, India
May
1
0, 2024

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Amounts in thousands, except share and per share data)

		As at
	Notes	March 31, 2024	March 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	5	$87,431	$127,898
Investments	6	156,531	101,092
Trade receivables, net	7	124,570	113,107
Unbilled revenue	7	107,777	99,785
Funds held for clients		6,853	9,411
Derivative assets	14	5,847	6,373
Contract assets	20	11,949	12,572
Prepayments and other current assets	8	30,410	33,851

Total current assets		531,368	504,089
Non-current assets:
Goodwill	9	356,350	353,645
Intangible assets	10	124,369	179,220
Property and equipment	11	73,740	62,437
Right-of-use assets	12	163,623	175,474
Derivative assets	14	1,914	2,681
Deferred tax assets	25	49,186	46,675
Investments	6	313	75,948
Contract assets	20	52,849	54,670
Other non-current assets	8	59,048	49,609

Total non-current assets		881,392	1,000,359

TOTAL ASSETS		$1,412,760	$1,504,448

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$24,971	$25,397
Provisions and accrued expenses	16	31,180	41,761
Derivative liabilities	14	3,968	7,505
Pension and other employee obligations	15	105,352	107,881
Short-term line of credit	13	40,000	—
Current portion of long-term debt	13	36,675	36,118
Contract liabilities	17	12,902	15,705
Current taxes payable	25	8,302	2,178
Lease liabilities	12	28,094	26,635
Other liabilities	18	19,853	40,662

Total current liabilities		311,297	303,842
Non-current liabilities:
Derivative liabilities	14	558	2,413
Pension and other employee obligations	15	24,642	19,504
Long-term debt	13	102,529	137,288
Contract liabilities	17	12,625	9,748
Lease liabilities	12	162,051	172,347
Other non-current liabilities	18	13,898	20,844
Deferred tax liabilities	25	19,432	37,326

Total non-current liabilities		335,735	399,470

TOTAL LIABILITIES		$647,032	$703,312

Shareholders’ equity:
Share capital (ordinary shares $0.16 (£0.10) par value, authorized 60,000,000 shares; issued: 45,684,145 shares and 48,360,817 shares; each as at March 31, 2024 and March 31, 2023, respectively)	19	7,349	7,690
Share premium		2,400	81,110
Retained earnings		1,003,987	951,601
Other reserves		6,129	6,765
Other components of equity		(254,137)	(246,030)

Total shareholders’ equity		765,728	801,136

TOTAL LIABILITIES AND EQUITY		$1,412,760	$1,504,448

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except share and per share data)

		Year ended March 31,
	Notes	2024	2023	2022
Revenue	20	$1,323,365	$1,224,262	$1,109,800
Cost of revenue	21	844,930	801,526	735,165

Gross profit		478,435	422,736	374,635
Operating expenses:
Selling and marketing expenses	21	78,339	63,480	53,860
General and administrative expenses	21	183,625	169,329	151,124
Foreign exchange (gain)/ loss, net		(721)	(1,042)	(5,959)
Amortization of intangible assets	10	33,046	23,646	11,550
Impairment of intangible assets	10	30,882	—	—

Operating profit		153,264	167,323	164,060
Other income, net	23	(39,415)	(16,005)	(13,867)
Finance expense	22	29,083	18,819	13,387

Profit before income taxes		163,596	164,509	164,540
Income tax expense	25	23,448	27,201	32,439

Profit after tax		$140,148	$137,308	$132,101

Earnings per ordinary share	26

Basic		$2.97	$2.85	$2.70

Diluted		$2.83	$2.70	$2.58

See accompanying notes.

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in thousands, except share and per share data)

		Year ended March 31,
	Notes	2024	2023	2022
Profit after tax		$140,148	$137,308	$132,101
Other comprehensive income/(loss), net of taxes
Items that will not be reclassified to profit or loss:
Pension adjustment, net of tax		(1,717)	(614)	1,146
Items that will be reclassified subsequently to profit or loss:
Changes in fair value of cash flow hedges:
Current period gain/(loss)		568	(10,352)	9,395
Net change in time value of option contracts designated as cash flow hedges		(56)	(2,033)	647
Reclassification to profit or loss		4,967	2,185	(3,327)
Foreign currency translation loss		(10,070)	(54,427)	(28,309)
Income tax (expense)/benefit relating to above	25	(1,799)	4,344	(2,698)

		$(6,390)	$(60,283)	$(24,292)

Total other comprehensive loss, net of taxes		$(8,107)	$(60,897)	$(23,146)

Total comprehensive income		$132,041	$76,411	$108,955

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

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in thousands)

						Other components of equity
						Foreign
						currency	Cash flow				Total
	Share capital		Share	Retained	Other	translation	hedging	Pension	Treasury shares		shareholders’
	Number	Par value	Premium	earnings	reserves*	reserve	reserve	adjustments	Number	Amount	Equity
Balance as at April 1, 2022	48,849,907	$7,751	$110,327	$818,402	$2,656	$(188,987)	$2,135	$1,719	—	$—	$754,003
Shares issued for exercised options and RSUs (Refer Note 24)	610,910	73	(105)	—	—	—	—	—	—	—	(32)
Purchase of treasury shares (Refer Note 19)	—	—	—	—	—	—	—	—	1,100,000	(81,686)	(81,686)
Cancellation of treasury shares (Refer Note 19)	(1,100,000)	(134)	(81,552)	—	—	—	—	—	(1,100,000)	81,686	—
Share-based compensation expense (Refer Note 24)	—	—	49,733	—	—	—	—	—	—	—	49,733
Excess tax benefits relating to share-based options and RSUs	—	—	2,707	—	—	—	—	—	—	—	2,707
Transfer to other reserves	—	—	—	(5,322)	5,322	—	—	—	—	—	—
Transfer from other reserves on utilization	—	—	—	1,213	(1,213)	—	—	—	—	—	—

Transactions with owners	(489,090)	(61)	(29,217)	(4,109)	4,109	—	—	—	—	—	(29,278)

Profit after tax	—	—	—	137,308	—	—	—	—	—	—	137,308
Other comprehensive income/(loss), net of taxes	—	—	—	—	—	(54,427)	(5,856)	(614)	—	—	(60,897)

Total comprehensive income/(loss) for the period	—	—	—	137,308	—	(54,427)	(5,856)	(614)	—	—	76,411

Balance as at March 31, 2023	48,360,817	$7,690	$81,110	$951,601	$6,765	$(243,414)	$(3,721)	$1,105	—	$—	$801,136

						Other components of equity
						Foreign
						currency	Cash flow				Total
	Share capital		Share	Retained	Other	translation	hedging	Pension	Treasury shares		shareholders’
	Number	Par value	Premium	earnings	reserves*	reserve	reserve	adjustments	Number	Amount	Equity
Balance as at April 1, 2023	48,360,817	$7,690	$81,110	$951,601	$6,765	$(243,414)	$(3,721)	$1,105	—	$—	$801,136
Shares issued for exercised options and RSUs (Refer Note 24)	623,328	79	(79)	—	—	—	—	—	—	—	—
Purchase of treasury shares (Refer Note 19)	—	—	—	—	—	—	—	—	3,300,000	(215,467)	(215,467)
Cancellation of treasury shares (Refer Note 19)	(3,300,000)	(420)	(126,649)	(88,398)	—	—	—	—	(3,300,000)	215,467	—
Share-based compensation expense (Refer Note 24)	—	—	51,683	—	—	—	—	—	—	—	51,683
Excess tax benefits relating to share-based options and RSUs	—	—	(3,665)	—	—	—	—	—	—	—	(3,665)
Transfer to other reserves	—	—	—	—	—	—	—	—	—	—	—
Transfer from other reserves on utilization	—	—	—	636	(636)	—	—	—	—	—	—

Transactions with owners	(2,676,672)	(341)	(78,710)	(87,762)	(636)	—	—	—	—	—	(167,449)

Profit after tax	—	—	—	140,148	—	—	—	—	—	—	140,148
Other comprehensive income/(loss), net of taxes	—	—	—	—	—	(10,070)	3,680	(1,717)	—	—	(8,107)

Total comprehensive income/(loss) for the period	—	—	—	140,148	—	(10,070)	3,680	(1,717)	—	—	132,041

Balance as at March 31, 2024	45,684,145	$7,349	$2,400	$1,003,987	$6,129	$(253,484)	$(41)	$(612)	—	$—	$765,728

*
Other reserves include the Special Economic Zone
Re-Investment
Reserve created out of the profits of eligible Special Economic Zones (“SEZ”) units in terms of the provisions of the Indian
Income-tax
Act, 1961. Further, these provisions require the reserve to be utilized by the Company for acquiring new plant and machinery for the purpose of its business (Refer Note 25).

WNS (HOLDINGS) LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

		Year ended March 31,
	Notes	2024	2023	2022
Cash flows from operating activities:
Profit after tax		$140,148	$137,308	$132,101
Adjustments to reconcile profit after tax to net cash generated from operating activities:
Depreciation and amortization		89,697	73,771	61,553
Impairment of intangible assets	10	30,882	—	—
Share-based compensation expense	24	51,683	49,733	44,165
Amortization of debt issue cost	22	362	195	52
Allowances for expected credit losses (“ECL”)	7	242	(778)	(115)
Unrealized exchange (gain)/loss, net		(3,918)	2,185	(4,502)
Income tax expense	25	23,448	27,201	32,439
Interest expense	22	28,721	18,624	13,335
Interest income	23	(3,460)	(5,279)	(3,772)
Income from mutual fund	23	(10,507)	(7,991)	(7,137)
Fair value change on c ontingent consideration	14	(22,470)	—	—
Gain on sale of property and equipment		(390)	(560)	(329)
Rent concession		—	—	(21)
Excess tax benefit from share-based compensation expense	25	(772)	(798)	(1,062)
Unrealized loss/(gain) on derivative instruments		1,485	(2,446)	3,254
Changes in operating assets and liabilities:
Trade receivables and unbilled revenue		(19,675)	(12,445)	(39,667)
Other assets		(3,004)	(25,660)	(24,325)
Trade payables		466	(6,810)	(1,456)
Contract liabilities		345	(2,352)	(2,627)
Other liabilities		(6,744)	7,392	34,255

Cash generated from operating activities before interest and income taxes		296,539	251,290	236,141
Income taxes paid		(42,877)	(35,759)	(38,872)
Interest paid		(27,899)	(15,970)	(13,392)
Interest received		3,474	5,400	3,577

Net cash provided by operating activities		229,237	204,961	187,454

Cash flows from investing activities:
Proceeds from working capital adjustment on acquisition of The Smartcube	4(a)	584	—	—
Proceeds from working capital adjustment on acquisition of Optibuy	4(b)	247	—	—
Deferred consideration paid towards acquisition of Optibuy	4(b)	(2,192)	—	—
Proceeds from working capital adjustment on acquisition of Vuram	4(d)	141	—	—
Acquisition of The Smart Cube, net of cash acquired	4(a)	—	(99,680)	—
Acquisition of OptiBuy, net of cash acquired	4(b)	—	(24,886)	—
Payment for business transfer (from a large insurance company)	4(c)	—	(44,000)	—
Acquisition of Vuram, net of cash acquired	4(d)	—	(144,173)	—
Acquisition of CEPROCS, net of cash acquired	4(e)	—	—	(566)
Acquisition of MOL IPS, net of cash acquired	4(f)	—	(17)	(2,310)
Payment for property and equipment and intangible assets		(54,283)	(44,951)	(28,327)
Proceeds from sale of property and equipment		544	568	401
Investment in fixed deposits		(44,276)	(76,553)	(99,472)
Proceeds from maturity of fixed deposits		41,764	114,076	95,106
Mutual fund sold/(purchased), net (short-term)		27,203	66,379	(15,951)
Profit on sale of mutual fund		3,775	7,727	2,321
Proceeds from redemption of mutual fund (long-term)		—	12,272	—

Net cash used in investing activities		(26,493)	(233,238)	(48,798)

Cash flows from financing activities:
Payment for repurchase of shares		(215,302)	(81,631)	(85,038)
Transaction charges on cancellation of treasury shares		(165)	(55)	(110)
Proceeds from long-term debt		—	180,936	—
Repayment of long-term debt		(37,141)	(8,000)	(16,800)
Principal payment for lease liabilities		(26,486)	(28,125)	(26,235)
Excess tax benefit from share-based compensation expense	25	772	798	1,062
Payment of transaction charges towards exercise of RSUs		—	(32)	—
Proceeds from short-term borrowings		107,630	31,708	—
Repayment of short-term borrowings		(67,278)	(31,418)	—
Payment of debt issuance cost		—	(1,155)	—

Net cash (used in)/provided by financing activities		(237,970)	63,026	(127,121)

Exchange difference on cash and cash equivalents		(5,241)	(15,004)	(9,015)
Net change in cash and cash equivalents		(40,467)	19,745	2,520
Cash and cash equivalents at the beginning of the year		127,898	108,153	105,633

Cash and cash equivalents at the end of the year	5	$87,431	$127,898	$108,153

Non-cash transactions:
Investing activities
(i) Liability towards property and equipment and intangible assets purchased on credit		$6,239	$12,373	$8,604
(ii) Contingent consideration payable towards acquisitions	18	20,510	42,256	—
(iii) Deferred consideration payable towards acquisitions	4(f)	476	476	493
(iv) Payable upon achievement of target	4(b)	—	2,168	—
See accompanying notes.
Reconciliation of liabilities arising from financing activities as at March 31, 2024 and March 31, 2023 is as follows*:

	Opening balance April 1, 2023	Cash flows, net of debt issuance cost paid	Non-cash changes		Closing balance March 31, 2024
			Amortization of debt issuance cost	Translation
Long-term debt (including current portion)	$173,406	$(37,141)	$362	$2,577	$139,204

	Opening balance April 1, 2022	Cash flows, net of debt issuance cost paid	Non-cash changes		Closing balance March 31, 2023
			Amortization of debt issuance cost	Translation
Long-term debt (including current portion)	$—	$171,781	$195	$1,430	$173,406

*	For reconciliation of lease liabilities refer Note 12.

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
1
0, 2024.
2. Summary of material accounting policies

a.	Basis of preparation
These consolidated financial statements have been prepared on a going concern basis, in compliance with IFRS Accounting standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).
These consolidated financial statements correspond to the classification provisions contained in IAS 1
(revised), “Presentation of Financial Statements.”
Accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2023.

b.	Basis of measurement
These consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items that have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Share-based payment transactions;

c.	Investments in mutual funds; and

d.	Contingent consideration.

c.	Use of estimates and judgments
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
Contingent consideration liability is remeasured to fair value at each reporting date until the contingency is resolved, any changes in fair value are recognized in consolidated statement of income.

ix.	Impairment of non-derivative financial assets
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

x.	Leases
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

xi.	Property and equipment
The Company depreciates property and equipment on a straight-line basis over the estimated useful lives of assets. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their useful lives. The estimated useful lives of assets are reviewed at least annually.

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

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

g.	Financial instruments — initial recognition and subsequent measurement
Initial recognition
Trade receivables and unbilled revenue are initially recognized when they are originated. All other financial assets and financial liabilities are initially recgnised when the Company becomes a party to the contractual provisions of the instrument.
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
Act, 1961. Further, these provisions require the reserve to be utilized by the Company for acquiring new plant and machinery for the purpose of its business.
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

j.	Investments

i.	Mutual funds
The Company’s mutual fund investments represent liquid investments and are acquired principally for the purpose of earning daily income. Investments in mutual fund represent investments in mutual fund schemes wherein the mutual fund issuer has invested these funds in enterprise development funds. Investments which are expected to be redeemed after 12 months from the reporting date are classified as non-current
investments, otherwise they are classified as current investments.
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
The Company’s definite lived intangible assets are amortized over the estimated useful life of the assets on a straight-line basis, as given below.

Asset description	Weighted average amortization period (in months)
Customer contracts	60
Customer relationships	162
Covenant not-to-compete	32
Trade names	36
Technology	94
Software	47
Service mark	Indefinite useful life

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
Employees in India, the Philippines, Dubai, and Sri Lanka are entitled to a defined benefit retirement plan covering eligible employees of the Company. The plan provides for a lump-sum
payment to eligible employees, at retirement, death, and incapacitation or on termination of employment, of an amount based on the respective employees’ salary and tenure of employment (subject to a maximum of approximately $24 per employee in India). In India contributions are made to funds administered and managed by the Life Insurance Corporation of India (“LIC”) and Aviva Life Insurance Company Private Limited (“ALICPL”) (together, the “Fund Administrators”) to fund the gratuity liability of an Indian subsidiary. Under this scheme, the obligation to pay gratuity remains with the Company, although the Fund Administrators administer the scheme. The Company’s Sri Lanka subsidiary, Philippines subsidiary and two Indian subsidiaries have unfunded gratuity obligations.
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
Revenue from legal services in the BFSI SBU is recognized on the admission of liability by the third party to the extent of fixed fees earned at each stage and any further income on the successful settlement of the claim.
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

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

3. New accounting pronouncements not yet adopted by the Company
Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2024 or later periods. Those which are considered to be relevant to the Company’s operations are set out below.

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
This amendment will not have a material impact on its consolidated financial statements.

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
The amendments are effective for annual periods beginning on or after January 1, 2024. This amendment will not have a material impact on its consolidated financial statements.

iii.
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

iv.
In August 2023, the IASB issued ‘Lack of Exchangeability (Amendments to IAS 21)’ that contains guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not.

The amendments in ‘Lack of Exchangeability (Amendments to IAS 21)’ amend IAS 21 to:

•	specify when a currency is exchangeable into another currency and when it is not;

•	specify how an entity determines the exchange rate to apply when a currency is not exchangeable;

•	require the disclosure of additional information when a currency is not exchangeable.
The amendments also extend to conforming amendments to IFRS 1 which previously referred to, but did not define, exchangeability. An entity applies the amendments for annual reporting periods beginning on or after 1 January 2025. Earlier application is permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

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
The acquisition was for a total consideration of $121,643, including working capital adjustments of $(507) and a contingent consideration of $15,761, payable over a period of 2 years and 5 months linked to The Smart Cube’s target revenues and adjusted earnings before interest, taxes, depreciation, and amortization (“EBITDA”) (with certain adjustments) as specified in the acquisition agreement. The fair value of the contingent consideration liability was estimated using Level 3 inputs which included an assumption for discount rate of 4.93%. The potential undiscounted amount for all future payments that the Company could be required to make under the contingent consideration arrangement is between $0 and $17,286. Further, deferred earn out of $4,913 is payable over a period of 2 years and 5 months commencing from the acquisition date, subject to continued employment. The Company has funded the acquisition primarily with a five year secured term loan.
During the year ended March 31, 2023, the Company incurred acquisition related costs of $2,130, which had been included in “general and administrative expenses” in the consolidated statement of income.
During the year ended March 31, 2024, the Company changed fair value of the contingent consideration with an assumption for discount rate of 6.45%. The change in the fair value of contingent consideration amounting to $538 was credited to the consolidated statement of income.
The Company has completed the accounting of the assets acquired and liabilities assumed on acquisition. The purchase price has been allocated, as set out below, to the assets acquired and liabilities assumed in the business combination.

Amount
Cash	$6,777
Trade receivables	6,672
Unbilled revenue	1,775
Prepayment and other current assets	961
Property and equipment	319
Right-of-use assets	1,781
Intangible assets
- Customer relationships	26,759
- Customer contracts	1,972
- Covenant not-to-compete	1,309
- Software	1,305
Non-current assets	1,284
Deferred tax assets	1,372
Current liabilities	(6,241)
Non-current liabilities	(1,352)
Lease liabilities	(1,736)
Deferred tax liabilities	(7,758)

Net assets acquired	35,199
Less: Purchase consideration	(121,643)

Goodwill on acquisition	$86,444

Goodwill is attributable mainly to expected synergies and assembled workforce arising from the acquisition. Goodwill arising from this acquisition is not expected to be deductible for tax purposes.
During the year ended March 31, 2024, the Company has completed the accounting of the assets acquired and liabilities assumed on acquisition. There is no change on finalization of purchase price allocation to the Company’s statement of income and there are immaterial changes in Company’s statement of financial position.

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
procurement services.
The acquisition was for a total consideration of Euro 30,192 ($31,756, based on the exchange rate on December 14, 2022), including working capital adjustments of Euro (280) ($(308), based on the exchange rate on December 14, 2023) and a contingent consideration of Euro 5,800 ($6,103), payable over a period of 2 years 3 months commencing from the Acquisition date linked to target adjusted EBITDA (with certain adjustments) as specified in the acquisition agreement. The fair value of the contingent consideration liability was estimated using Level 3 inputs which included an assumption for discount rate of 2.90%. The potential undiscounted amount for all future payments that the Company could be required to make under the contingent consideration arrangement and deferred consideration is between Euro 0 and Euro 6,000 ($0 and $6,313, based on the exchange rate on December 14, 2022). Further, deferred earn out of Euro 1,000 ($1,052) is payable over a period of 2 years and 3 months commencing from the acquisition date, subject to continued employment. The Company has funded the acquisition with cash on hand.
During the year ended March 31, 2024, a contingent consideration of Euro 2,000 ($2,192, based on the exchange rate on April 20, 2023) was paid by the Company to the sellers upon achievement of the target adjusted EBITDA (with certain adjustments) as specified in the acquisition agreement related to the first measurement period.
During the year ended March 31, 2023, the Company incurred acquisition related costs of $518, which had been included in “general and administrative expenses” in the consolidated statement of income.
The Company has completed the accounting of the assets acquired and liabilities assumed on acquisition. The purchase price has been allocated, as set out below, to the assets acquired and liabilities assumed in the business combination.

Amount
Cash	$1,081
Trade receivables	1,936
Unbilled revenue	294
Prepayment and other current assets	355
Property and equipment	45
Right-of-use assets	238
Intangible assets
- Customer relationships	3,434
- Customer contracts	932
- Covenant not-to-compete	956
- Software	122
Non-current assets	590
Deferred tax assets	17
Current liabilities	(2,557)
Non-current liabilities	(53)
Lease liabilities	(234)
Deferred tax liabilities	(1,027)

Net assets acquired	6,129
Less: Purchase consideration	(31,756)

Goodwill on acquisition	$25,627

Goodwill is attributable mainly to expected synergies and assembled workforce arising from the acquisition. Goodwill arising from this acquisition is not expected to be deductible for tax purposes.
During the year ended March 31, 2024, the Company has completed the accounting of the assets acquired and liabilities assumed on acquisition. There is no change on finalization of purchase price allocation to the Company’s statement of income and there are immaterial changes in Company’s statement of financial position.

c)	Payment for business transfer (from a large insurance company)
The Company entered into an agreement with a large insurance company, effective October 18, 2022, under which the Company has acquired the contract and capabilities in the form of licensed resources (organized workforce) including the underlying operational process manuals. The purchase price of the transaction, which was paid with cash on hand, was $44,000.
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

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

d)	Vuram Technology Solutions Private Limited
On July 1, 2022 (“Acquisition date”), the Company acquired all ownership interests of Vuram Technology Solutions Private Limited and its subsidiaries (“Vuram”), which is a hyper automation services company that specializes in low-code
enterprise automation and provides custom, scalable BPM solutions, including specific solutions for the banking and financial services, insurance, and healthcare industries. The Company is expected to leverage Vuram’s capability to accelerate new client transformation programs and enhance ongoing productivity improvements for existing engagements.
The Company paid a total consideration of $170,347, including cash and working capital adjustments of $(141) and a contingent consideration of $21,670, payable over a period of 18 months commencing from the Acquisition date linked to Vuram’s target revenues and adjusted EBITDA (with certain adjustments) as specified in the acquisition agreement, for the acquisition. The fair value of the contingent consideration liability was estimated using Level 3 inputs which included an assumption for discount rate of 2.75%. The potential undiscounted amount for all future payments that the Company could be required to make under the contingent consideration arrangement is between $0 and $22,300. Further, deferred earn out of $2,700 is payable over a period of 18 months commencing from the Acquisition date, subject to continued employment. The Company has funded the acquisition with cash on hand.
During the year ended March 31, 2023, the Company incurred acquisition related costs of $1,209, which had been included in “general and administrative expenses” in the consolidated statement of income.
During the year ended March 31, 2024, the Company received $141 towards working capital adjustments. Upon non achievement of Vuram’s target revenues and adjusted EBITDA (with certain adjustments) as specified in the acquisition agreement accordingly by the seller, the contingent consideration amounting to $21,932 was reversed and credited to the consolidated statement of income during the year ended March 31, 2024 and the same is not expected to be taxable.
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
During the year ended March 31, 2024, the Company has completed the accounting of the assets acquired and liabilities assumed on acquisition. There is no change on finalization of purchase price allocation to the Company’s statement of income and there are immaterial changes in Company’s statement of financial position.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

5. Cash and cash equivalents
The Company considers all highly liquid investments with an initial maturity of up to three months to be cash equivalents. Cash and cash equivalents consist of the following:

	As at
	March 31,	March 31,
	2024	2023
Cash and bank balances	$72,710	$80,162
Short-term deposits with banks*	14,721	47,736

Total	$87,431	$127,898

* Short-term deposits can be withdrawn by the Company at any time without prior notice and are readily convertible into known amounts of cash with an insignificant risk of changes in value.
6. Investments
Investments consist of the following:

	As at
	March 31,	March 31,
	2024	2023
Investments in mutual funds	$145,635	$167,844
Investment in fixed deposits	11,209	9,196

Total	$156,844	$177,040

	As at
	March 31, 2024	March 31, 2023
Current investments	$156,531	$101,092
Non-current investments	313	75,948

Total	$156,844	$177,040

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

7. Trade receivables and unbilled revenue, net
Trade receivables and unbilled revenue consist of the following:

	As at
	March 31,	March 31,
	2024	2023
Trade receivables and unbilled revenue*	$233,735	$214,837
Less: Allowances for ECL	(1,388)	(1,945)

Total	$232,347	$212,892

* As at March 31, 2024 and March 31, 2023 unbilled revenue includes contract assets amounting to $82 and $593, respectively.
The movement in the ECL is as follows:

	Year ended March 31,
	2024	2023	2022
Balance at the beginning of the year	$1,945	$2,398	$2,624
Charged to consolidated statement of income	1,080	439	1,504
Write-offs, net of collections	(1,063)	(402)	(1,308)
Reversals	(589)	(293)	(397)
Translation adjustment	15	(197)	(25)

Balance at the end of the year	$1,388	$1,945	$2,398

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

8. Prepayments and other assets
Prepayment and other assets consist of the following:

	As at
	March 31, 2024	March 31, 2023
Current:
Service tax and other tax receivables	$2,467	$11,815
Employee receivables	1,551	2,184
Advances to suppliers	2,483	1,765
Prepaid expenses	15,221	13,209
Other assets	8,688	4,878

Total	$30,410	$33,851

Non-current:
Deposits	$12,753	$11,423
Income tax assets	13,931	15,102
Service tax and other tax receivables	24,905	15,255
Other assets	7,459	7,829

Total	$59,048	$49,609

9. Goodwill
The movement in goodwill balance as at March 31, 2024 and 2023 is as follows:
Carrying amount

Total
Balance as at April 1, 2022	$123,537
Goodwill arising on acquisitions (Refer Note 4(a),4(b), 4(c), 4(d))	238,725
Translation adjustment	(8,617)

Balance as at March 31, 2023	$353,645

Goodwill arising on acquisitions (Refer Note 4(a),4(b))	(530)
Translation adjustment	3,235

Balance as at March 31, 2024	$356,350

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The carrying value of goodwill allocated to the cash generating units (“CGU”) as at March 31, 2023 is as follows:

As at
March 31,
2023
Vuram	$105,959
The Smart Cube	86,819
HealthHelp	39,082
Research and Analytics	38,787
Denali	29,542
OptiBuy	26,400
Insurance	15,410
WNS Global BPM*	4,735
South Africa	3,713
Technology services	3,198

$353,645

*	Excludes South Africa, Research and Analytics, Technology services, Denali, HealthHelp, Vuram, The Smart Cube, OptiBuy and Insurance goodwill.
Effective April 1, 2023, the Company adopted a new organizational structure featuring four strategic business units (“SBUs”), which resulted in certain changes to its operating segments and the level within the company at which goodwill is monitored for internal management purposes. The Company re-allocated goodwill basis relative value approach as at April 1, 2023. In addition, the Company completed an assessment of any potential goodwill impairment for all its group of CGUs immediately prior to the reallocation and determined that no impairment existed.
The carrying value of goodwill allocated to the Group of CGUs as at March 31, 2024 is as follows:

As at
March 31, 2024
TSLU	$14,018
MRHP	189,022
HCLS	60,786
BFSI	92,524

$356,350

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
The key assumptions used in performing the impairment test during the year ended March 31, 2024 and March 31, 2023, by each group of CGUs/ CGUs, were as follows:

	Group of CGU’s
	TSLU	MRHP	HCLS	BFSI
Discount rate	13.4%	13.1%	13.1%	13.3%
Perpetual growth rate	2.0%	2.0%	2.0%	2.0%

	CGU’s
	WNS Global BPM*	South Africa	Denali	Research and Analytics	HealthHelp	Technology Services	Vuram	Insurance	Smart Cube	Optibuy
Discount rate	14.3%	17%	11.5%	14.3%	11.5%	11.6%	13.5%	14.3%	12.0%	11.6%
Perpetual growth rate	4.0%	3.0%	2.5%	4.0%	2.5%	2.0%	3.0%	4.0%	3.0%	2.5%

*	Excludes South Africa, Research and Analytics, Technology services, Denali, HealthHelp, Vuram, Smart Cube, Optibuy and Insurance CGUs.
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
Based on the above, no impairment was identified during the year ended March 31, 2024, as the recoverable amount of the group of CGUs exceeded the carrying value.
An analysis of the calculation’s sensitivity to a change in the key parameters (revenue growth, operating margin, discount rate and perpetual growth rate) did not identify any probable scenarios where the other group of CGU’s recoverable amount would fall below its carrying amount.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

10. Intangible assets
The changes in the carrying value of intangible assets for the year ended March 31, 2024 are as follows:

Gross carrying value	Customer Contracts	Customer Relationships	Intellectual Property and Other rights	Trade names	Technology	Leasehold Benefits	Covenant not-to- compete	Service Mark	Software	Total
Balance as at April 1, 2023	$196,339	$193,883	$4,064	$640	$5,862	$1,835	$15,959	$400	$69,149	$488,131
Additions	—	—	—	—	—	—	—	—	8,626	8,626
On acquisitions (Refer Note 4(a), 4(b))	—	70	—	—	—	—	4	—	—	74
Translation adjustments	(992)	290	89	(1)	(15)	—	16	—	(574)	(1,187)

Balance as at March 31, 2024	$195,347	$194,243	$4,153	$639	$5,847	$1,835	$15,979	$400	$77,201	$495,644

Accumulated amortization and impairment
Balance as at April 1, 2023	$156,803	$86,515	$4,064	$631	$4,646	$1,835	$10,253	$—	$44,164	$308,911
Amortization	11,338	11,207	—	1	635	—	2,251	—	7,614	33,046
Impairment	—	30,882	—	—	—	—	—	—	—	30,882
Translation adjustments	(1,046)	11	89	(2)	(15)	—	(40)	—	(561)	(1,564)

Balance as at March 31, 2024	$167,095	$128,615	$4,153	$630	$5,266	$1,835	$12,464	$—	$51,217	$371,275

Net carrying value as at March 31, 2024	$28,252	$65,628	$—	$9	$581	$—	$3,515	$400	$25,984	$124,369

The changes in the carrying value of intangible assets for the year ended March 31, 2023 are as follows:

Gross carrying value	Customer Contracts	Customer Relationships	Intellectual Property and Other rights	Trade names	Technology	Leasehold Benefits	Covenant not-to- compete	Service mark	Software	Total
Balance as at April 1, 2022	$156,163	$121,052	$4,312	$638	$5,947	$1,835	$9,065	$400	$63,219	$362,631
Additions	—	—	—	—	—	—	—	—	10,149	10,149
On acquisitions (Refer Note 4(a), 4(b), 4(c), 4(d))	46,050	75,465	—	8	—	—	7,262	—	1,511	130,296
Translation adjustments	(5,874)	(2,634)	(248)	(6)	(85)	—	(368)	—	(5,730)	(14,945)

Balance as at March 31, 2023	$196,339	$193,883	$4,064	$640	$5,862	$1,835	$15,959	$400	$69,149	$488,131

Accumulated amortization
Balance as at April 1, 2022	$155,770	$79,830	$4,312	$638	$3,965	$1,835	$9,065	$—	$41,795	$297,210
Amortization	6,505	7,826	—	—	754	—	1,600	—	6,961	23,646
Translation adjustments	(5,472)	(1,141)	(248)	(7)	(73)	—	(412)	—	(4,592)	(11,945)

Balance as at March 31, 2023	$156,803	$86,515	$4,064	$631	$4,646	$1,835	$10,253	$—	$44,164	$308,911

Net carrying value as at March 31, 2023	$39,536	$107,368	$—	$9	$1,216	$—	$5,706	$400	$24,985	$179,220

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

As at March 31, 2024, the estimated remaining weighted average amortization periods for definite lived intangible assets are as follows:

Balance life
(in months)
Customer relationships	98
Customer contracts	51
Trade names	24
Covenant not-to-compete	23
Technology	12
Software	27
The estimated annual amortization expense based on remaining weighted average amortization periods for intangible assets and exchange rates, each as at March 31, 2024 are as follows:

	Amount
2025	$33,718
2026	22,626
2027	17,527
2028	15,568
2029	9,553
Thereafter	24,977

	$123,969	*

*	Excludes service mark, as it has an indefinite useful life.

Impairment	of intangible assets
During the fourth quarter of fiscal 2024, upon termination of a key client contract the Company determined that the carrying value of the associated customer relationship intangible asset exceeded the expected future cash flows. Since the identified customer relationship intangible does not generate cash flows independently, the Fair Value Less Cost of Disposal (FVLCD was preferred over Value in Use (“VIU”) to arrive at the recoverable amount.
The Company determined the FVLCD of the identified customer relationship using the “Income Approach — Multi-period Excess Earnings Method (MEEM)”.
Under the “Income Approach — Multi-period Excess Earnings Method”, the key assumptions consider projected sales, cost of sales, and operating expenses for the remaining life of intangible asset. These assumptions were determined by management utilizing our internal operating plan, growth rates for revenues and operating expenses, and margin assumptions using market participant perspective. An additional key assumption under this approach is the discount rate, which represents the expected return from the intangible assets and is based on the estimated cost of equity from a market participant perspective. If our assumptions relative to growth rates were to change, our fair value calculation may change, which could impact the results.
The fair value of the customer relationship intangible asset was determined using level 3 inputs through an income approach which includes assumptions for discount rate of 11.5%. The FVLCD is considered as the recoverable amount of the intangible asset amounting to $1,450. The next step of the impairment test resulted in an impairment charge of $30,882 for intangible asset related to customer relationship. This impairment charge of $30,882 was recorded in operating expenses in the Consolidated Statement of Income.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

11. Property and equipment
The changes in the carrying value of property and equipment for the year ended March 31, 2024 are as follows:

Gross carrying value	Building	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2023	$9,289	$87,222	$80,586	$817	$72,995	$250,909
Additions	—	11,086	18,706	310	20,835	50,937
On acquisitions (Refer Note 4(a))	—	4	(72)	—	(40)	(108)
Disposals/retirements	—	(6,621)	(3,152)	(97)	(2,571)	(12,441)
Translation adjustments	(53)	(1,214)	(1,668)	(18)	(1,811)	(4,764)

Balance as at March 31, 2024	$9,236	$90,477	$94,400	$1,012	$89,408	$284,533

Accumulated depreciation
Balance as at April 1, 2023	$6,603	$69,089	$67,938	$744	$60,063	$204,437
Depreciation	463	11,068	6,169	58	7,290	25,048
Disposals/retirements	—	(6,449)	(3,025)	(57)	(2,575)	(12,106)
Translation adjustments	(38)	(964)	(1,314)	(14)	(1,393)	(3,723)

Balance as at March 31, 2024	$7,028	$72,744	$69,768	$731	$63,385	$213,656

Capital work-in-progress	—	—	—	—	—	2,863

Net carrying value as at March 31, 2024	$2,208	$17,733	$24,632	$281	$26,023	$73,740

The changes in the carrying value of property and equipment for the year ended March 31, 2023 are as follows:

Gross carrying value	Building	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2022	$9,591	$87,574	$82,642	$784	$72,704	$253,295
Additions	—	10,902	6,736	—	5,738	23,376
On acquisitions (Refer Note 4(a), 4(b), 4(d))	—	517	261	104	298	1,180
Disposals/retirements	—	(5,417)	(3,265)	—	(476)	(9,158)
Translation adjustments	(302)	(6,354)	(5,788)	(71)	(5,269)	(17,784)

Balance as at March 31, 2023	$9,289	$87,222	$80,586	$817	$72,995	$250,909

Accumulated depreciation
Balance as at April 1, 2022	$6,338	$69,574	$70,966	$764	$59,469	$207,111
Depreciation	469	9,915	5,246	46	5,611	21,287
Disposals/retirements	—	(5,322)	(3,252)	—	(476)	(9,050)
Translation adjustments	(204)	(5,078)	(5,022)	(66)	(4,541)	(14,911)

Balance as at March 31, 2023	$6,603	$69,089	$67,938	$744	$60,063	$204,437

Capital work-in-progress	—	—	—	—	—	15,965

Net carrying value as at March 31, 2023	$2,686	$18,133	$12,648	$73	$12,932	$62,437

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

12. Leases
The changes in the carrying value of ROU assets for the year ended March 31, 2024 are as follows:

Gross carrying value	Premises	Equipment	Motor vehicles	Total
Balance as at April 1, 2023	$275,796	$23	$721	$276,540
Additions	18,409			18,409
Terminations/modifications	2,216	—	3	2,219
Translation adjustments	(5,629)	—	16	(5,613)

Balance as at March 31, 2024	$290,792	$23	$740	$291,555

Accumulated depreciation
Balance as at April 1, 2023	$100,648	$19	$399	$101,066
Depreciation	31,472	2	129	31,603
Terminations/modifications	(2,630)			(2,630)
Translation adjustments	(2,114)		7	(2,107)

Balance as at March 31, 2024	$127,376	$21	$535	$127,932

Net carrying value as at March 31, 2024	$163,416	$2	$205	$163,623

The changes in the carrying value of ROU assets for the year ended March 31, 2023 are as follows:

Gross carrying value	Premises	Computers	Equipment	Motor vehicles	Total
Balance as at April 1, 2022	$220,185	$40	$24	$813	$221,062
Additions	43,017	—	—	92	43,109
On acquisition (Refer Note 4(a), 4(b), 4(d))	3,443	—	—	74	3,517
Terminations/modifications	26,140	(35)	—	(230)	25,875
Translation adjustments	(16,989)	(5)	(1)	(28)	(17,023)

Balance as at March 31, 2023	$275,796	$—	$23	$721	$276,540

Accumulated depreciation
Balance as at April 1, 2022	$77,834	$40	$19	$546	$78,439
Depreciation	28,733	—	1	104	28,838
Terminations/modifications	(154)	(35)	—	(229)	(418)
Translation adjustments	(5,765)	(5)	(1)	(22)	(5,793)

Balance as at March 31, 2023	$100,648	$—	$19	$399	$101,066

Net carrying value as at March 31, 2023	$175,148	$—	$4	$322	$175,474

The movement in lease liabilities for the year ended March 31, 2024 and 2023 is as follows:

Lease liabilities	March 31, 2024	March 31, 2023
Opening balance	$198,982	$166,994
Cash outflows
Principal payment of lease liabilities	(26,486)	(28,125)
Interest payment on lease liabilities	(15,499)	(12,749)
Non-cash adjustments
On acquisition (Refer Note 4(a),4(b),4(d),4(e),4(f)	—	3,440
Additions	17,537	40,293
Terminations/modifications	4,582	25,013
Interest accrued	15,152	13,307
Translation adjustments	(4,123)	(9,191)

Closing balance	$190,145	$198,982

Rental expense charged for short-term leases was $533 and $755, rental expense charged for low value leases was $55 and $58 and variable lease payments was $2,848 and $1,898 for the year ended March 31, 2024 and March 31, 2023, respectively.
The table below provides details regarding the contractual maturities of lease liabilities as at March 31, 2024, on an undiscounted basis:

	As at
Tenure	March 31, 2024	March 31, 2023
Less than 1 year	$42,314	$40,726
1-3 years	74,662	79,085
3-5 years	58,756	60,372
More than 5 years	74,209	81,851

Total	$249,941	$262,034

The total future cash outflows for executed leases that had not yet commenced were $52,292 and $59,827 at March 31, 2024 and March 31, 2023, respectively.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

13. Loans and borrowings
Long-term debt
The long-term loans and borrowings consist of the following:

		Final maturity (financial year)	As at
Currency	Interest rate		March 31, 2024	March 31, 2023
US dollars	SOFR + 1.20%	2028	56,000	72,000
Sterling Pound	SONIA + 1.25%	2028	83,830	102,381

Total			139,830	174,381
Less: Debt issuance cost			(626)	(975)
Total			139,204	173,406

Current portion of long-term debt			$36,675	$36,118
Long-term debt			$102,529	$137,288
In July 2022, the Company obtained a term loan facility of $80,000 from The Hongkong and Shanghai Banking Corporation Limited, Hong Kong and Citibank N.A., Hong Kong Branch for general corporate purposes. The loan bears interest at a rate equivalent to the secured overnight financing rate (“SOFR”) plus a margin of 1.20% per annum. The Company has pledged its shares of WNS (Mauritius) Limited as security for the loan. The facility agreement for the term loan contains certain financial covenants as defined in the facility agreement. This term loan is repayable in 10 semi-annual instalments of $8,000 each. On January 9, 2023, July 11, 2023
 and
January 11, 2024 the Company made a scheduled repayment of $8,000 each. As at March 31, 2024, the Company had complied with the financial covenants in all material respects in relation to this loan facility.
In December 2022, the Company obtained a term loan facility of £83,000 ($104,788 based on the exchange rate on March 31, 2024) from The Hongkong and Shanghai Banking Corporation Limited, Hong Kong and Citibank N.A., UK Branch to acquire The Smart Cube. The loan bears interest at a rate equivalent to the Sterling overnight index average (“SONIA”) plus a margin of 1.25% per annum. The Company has pledged its shares of WNS (Mauritius) Limited as security for the loan. The facility agreement for the term loan contains certain financial covenants as defined in the facility agreement. This term loan is repayable in 10 semi-annual instalments of £8,300 each.
On June 16, 2023 and December 18, 2023 the Company made a scheduled repayment of £
8,300
each. As at March 31, 2024, the Company had complied with the financial covenants in all material respects in relation to this loan facility.
Short-term lines of credit
The Company’s Indian subsidiary, WNS Global Services Private Limited (“WNS Global”), has unsecured lines of credit with banks amounting to $64,624 (based on the exchange rate on March 31, 2024). The Company has established a line of credit in the UK amounting to $37,875 (based on the exchange rate on March 31, 2024). The Company has established a line of credit in North America amounting to $55,000. The Company has also established a line of credit in the Philippines amounting to $15,000. Further, the Company has also established a line of credit in South Africa amounting to $1,585 (based on the exchange rate March 31, 2024).
As at March 31, 2024, WNS North America has utilized $40,000 of its lines of credit.

The loan bears interest at a rate equivalent to the one month Term SOFR plus a margin of 1.65% per annum.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

14. Financial instruments
Financial instruments by category
The carrying value and fair value of financial instruments by class as at March 31, 2024 are as follows:
Financial assets

	Financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Total carrying value	Total fair value
Cash and cash equivalents	$87,431	$—	$—	$87,431	$87,431
Investment in fixed deposits	11,209	—	—	11,209	11,209
Investments in mutual funds	—	145,635	—	145,635	145,635
Trade receivables	124,570	—	—	124,570	124,570
Unbilled revenue (1)	107,695	—	—	107,695	107,695
Funds held for clients	6,853	—	—	6,853	6,853
Prepayments and other assets (2)	9,100	—	—	9,100	9,100
Other non-current assets (3)	16,589	—	—	16,589	16,589
Derivative assets	—	560	7,201	7,761	7,761

Total carrying value	$363,447	$146,195	$7,201	$516,843	$516,843

Financial liabilities

	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Financial liabilities at FVOCI	Total carrying value	Total fair Value
Trade payables	$24,971	$—	$—	$24,971	$24,971
Long-term debt (includes current portion) (4)	139,830	—	—	139,830	139,830
Short term line of credit	40,000	—	—	40,000	40,000
Other employee obligations (5)	98,757	—	—	98,757	98,757
Provisions and accrued expenses	31,180	—	—	31,180	31,180
Lease liabilities	190,145	—	—	190,145	190,145
Other liabilities (6)	4,404	20,510	—	24,914	24,914
Derivative liabilities	—	1,153	3,373	4,526	4,526

Total carrying value	$529,287	$21,663	$3,373	$554,323	$554,323

Notes:

(1)	Excluding non-financial assets $ 82 .
(2)	Excluding non-financial assets $ 21,310 .
(3)	Excluding non-financial assets $ 42,459 .
(4)	Excluding non-financial asset (unamortized debt issuance cost) $ 626 .
(5)	Excluding non-financial liabilities $ 31,237 .
(6)	Excluding non-financial liabilities $ 8,837 .

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The carrying value and fair value of financial instruments by class as at March 31, 2023 are as follows:
Financial assets

	Financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Total carrying value	Total fair value
Cash and cash equivalents	$127,898	$—	$—	$127,898	$127,898
Investment in fixed deposits	9,196	—	—	9,196	9,196
Investments in mutual funds	—	167,844	—	167,844	167,844
Trade receivables	113,107	—	—	113,107	113,107
Unbilled revenue (1)	99,192	—	—	99,192	99,192
Funds held for clients	9,411	—	—	9,411	9,411
Prepayments and other assets (2)	6,357	—	—	6,357	6,357
Other non-current assets (3)	15,920	—	—	15,920	15,920
Derivative assets	—	1,424	7,630	9,054	9,054

Total carrying value	$381,081	$169,268	$7,630	$557,979	$557,979

Financial liabilities

	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Financial liabilities at FVOCI	Total carrying value	Total fair Value
Trade payables	$25,397	$—	$—	$25,397	$25,397
Long-term debt (includes current portion) (4)	174,381	—	—	174,381	174,381
Other employee obligations (5)	100,148	—	—	100,148	100,148
Provisions and accrued expenses	41,761	—	—	41,761	41,761
Lease liabilities	198,982	—	—	198,982	198,982
Other liabilities (6)	6,347	42,256	—	48,603	48,603
Derivative liabilities	—	409	9,509	9,918	9,918

Total carrying value	$547,016	$42,665	$9,509	$599,190	$599,190

Notes:

(1)	Excluding non-financial assets $ 593 .
(2)	Excluding non-financial assets $ 27,494 .
(3)	Excluding non-financial assets $ 33,689 .
(4)	Excluding non-financial asset (unamortized debt issuance cost) $ 975 .
(5)	Excluding non-financial liabilities $ 27,237 .
(6)	Excluding non-financial liabilities $ 12,903 .

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
Financial assets and liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at March 31, 2024 are as follows:

Description of types of financial assets	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amount not set off in financial instruments		Net Amount
				Financial Instruments	Cash collateral received
Derivative assets	$7,761	$—	$7,761	$(3,708)	$—	$4,053

Total	$7,761	$—	$7,761	$(3,708)	$—	$4,053

Description of types of financial liabilities	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amount not set off in financial instruments		Net Amount
				Financial instruments	Cash collateral pledged
Derivative liabilities	$4,526	$—	$4,526	$(3,708)	$—	$818

Total	$4,526	$—	$4,526	$(3,708)	$—	$818

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

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2024 are as follows:

	Fair value measurement at reporting date using
Description	March 31, 2024	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$560	$—	$560	$—
Investments in mutual funds	145,635	145,322	313	—
Financial assets at FVOCI
Foreign exchange contracts	7,201	—	7,201	—

Total assets	$153,396	$145,322	$8,074	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$1,153	$—	$1,153	$—
Contingent consideration	20,510	—	—	20,510
Financial liabilities at FVOCI
Foreign exchange contracts	3,373	—	3,373	—

Total liabilities	$25,036	$—	$4,526	$20,510

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2023 are as follows:

		Fair value measurement at reporting date using
Description	March 31, 2023	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$1,424	$—	$1,424	$—
Investments in mutual funds	167,844	167,509	335	—
Financial assets at FVOCI
Foreign exchange contracts	7,630	—	7,630	—

Total assets	$176,898	$167,509	$9,389	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$409	$—	$409	$—
Contingent consideration	42,256	—	—	42,256
Financial liabilities at FVOCI
Foreign exchange contracts	9,508	—	9,508	—

Total liabilities	$52,173	$—	$9,917	$42,256

Description of significant unobservable inputs to Level 3 valuation
The fair value of the
contigent
consideration liability for The Smart Cube, OptiBuy and Vuram was estimated using a probability weighted method and achievement of target revenues and adjusted EBITDA (with certain adjustments) with a discount rate of 4.93%, 2.90% and 2.75%, respectively. One percentage point change in the unobservable inputs used in fair valuation of the contingent consideration does not have a significant impact on its value.
During the year ended March 31, 2024, there was a change in the fair value of contingent consideration liability for The Smart Cube with a discount rate of 6.45%.
The fair value is estimated using the discounted cash flow approach which involves assumptions and judgments regarding risk characteristics of the instruments, discount rates, future cash flows, foreign exchange spot, forward premium rates and market rates of interest.
The movement in contingent consideration categorised under Level 3 fair value measurement is given below:

	For the year ended
	March 31, 2024	March 31, 2023
Balance at the beginning of the year	$42,256	$—
On acqusitions (Refer Note 4(a), 4(b), 4(d))	—	43,534
Payable upon achievement of target (Refer Note 4(b))	—	(2,168)
Finance expense recognized in the consolidated statement of income	1,044	706
Gain recognised in the consolidated statement of income (Refer Note 4(a), 4(d))	(22,470)	—
Translation	(320)	184

Balance at the end of the year	$20,510	$42,256

During the years ended March 31, 2024 and 2023, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Derivative financial instruments
The primary risks managed by using derivative instruments are foreign currency exchange risk. Forward and option contracts up to 24 months on various foreign currencies are entered into to manage the foreign currency exchange rate risk on forecasted revenue denominated in foreign currencies and monetary assets and liabilities held in non-functional
currencies. The Company’s primary exchange rate exposure is with the US dollar and pound sterling against the Indian rupee. For derivative instruments which qualify for cash flow hedge accounting, the Company records the effective portion of gain or loss from changes in the fair value of the derivative instruments in other comprehensive income/(loss), which is reclassified into earnings in the same period during which the hedged item affects earnings. Derivative instruments qualify for hedge accounting when the instrument is designated as a hedge; the hedged item is specifically identifiable and exposes the Company to risk; and it is expected that a change in fair value of the derivative instrument and an opposite change in the fair value of the hedged item will have a high degree of correlation. Determining the high degree of correlation between the change in fair value of the hedged item and the derivative instruments involves significant judgment including the probability of the occurrence of the forecasted transaction. When it is highly probable that a forecasted transaction will not occur, the Company discontinues the hedge accounting and recognizes immediately in the consolidated statement of income, the gains and losses attributable to such derivative instrument that were accumulated in other comprehensive income/(loss).
The following table presents the notional values of outstanding foreign exchange forward contracts and foreign exchange option contracts:

	As at
	March 31, 2024	March 31, 2023
Forward contracts (Sell)
In US dollars	$444,560	$346,081
In Pound Sterling	130,248	113,398
In Euro	38,201	30,125
In Australian dollars	36,202	25,123
Others	22,589	19,641

	$671,800	$534,368

Option contracts (Sell)
In US dollars	$297,823	$239,747
In Pound Sterling	116,356	101,737
In Euro	45,822	35,690
In Australian dollars	41,114	32,825

	$501,115	$409,999

The amount of gain/ (loss) reclassified from other comprehensive income into consolidated statement of income in respective line items for the years ended March 31, 2024, 2023 and 2022 are as follows:

	Year ended March 31,
	2024	2023	2022
Revenue	$(4,969)	$(2,185)	$3,451
Foreign exchange gain/(loss), net	—	—	93
Finance expense	—	—	(217)
Income tax related to amounts reclassified into consolidated statement of income	1,214	(1,432)	(1,150)

Total	$(3,755)	$(3,617)	$2,177

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

As at March 31, 2024, a loss amounting to $41 on account of cash flow hedges in relation to forward and option contracts entered is expected to be reclassified from other comprehensive income into the consolidated statement of income over a period of 24 months.
Due to the discontinuation of cash flow hedge accounting on account of non-occurrence
of original forecasted transactions by the end of the originally specified time period, the Company recognized in the consolidated statement of income a gain of Nil, a gain of $93 and a loss of $222 for the years ended March 31, 2024, 2023 and 2022, respectively.
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
Risk management procedures
The Company manages market risk through treasury operations. Senior management and the Board of Directors approve the Company’s treasury operations’ objectives and policies. The activities of treasury operations include management of cash resources, implementation of hedging strategies for foreign currency exposures, implementation of borrowing strategies and monitoring compliance with market risk limits and policies. The Company’s foreign exchange committee, comprising the Director nominated by the Board, Group Chief Executive Officer and Group Chief Financial Officer, is the approving authority for all hedging instruments.
Components of market risk
Exchange rate or currency risk
The Company’s exposure to market risk arises principally from exchange rate risk. Although substantially all of the Company’s revenue is denominated in pound sterling and US dollars, a significant portion of expenses for the year ended March 31, 2024 (net of payments to repair centers made as part of the Company’s BFSI SBU) were incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. The Company hedges a portion of forecasted external and inter-company revenue denominated in foreign currencies with forward contracts and options.
Based upon the Company’s level of operations for the year ended March 31, 2024, a sensitivity analysis shows that a 10% appreciation or depreciation in the pound sterling against the US dollar would have increased or decreased, respectively, the Company’s revenue for the year ended March 31, 2024 by approximately $32,343. Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased, respectively, the Company’s expenses incurred and paid in Indian rupee for the year ended March 31, 2024 by approximately $51,271.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The foreign currency risk from
non-derivative
financial instruments as at March 31, 2024 is as follows:

	As at March 31, 2024
	US Dollar	Pound Sterling	Indian Rupees	Australian Dollar	Euro	Other currencies	Total
Cash and cash equivalents	$9,359	$731	$316	$31	$1,550	$177	$12,164
Trade receivables	217,863	38,240	2,670	12,076	23,740	5,134	299,723
Unbilled revenue	9,452	10,274	—	21	6,535	694	26,976
Prepayments and other current assets	438	104	50	46	270	—	908
Other non-current assets	13	—	—	—	237	49	299
Trade payables	(84,564)	(58,476)	(4,133)	—	(26,554)	(497)	(174,224)
Provisions and accrued expenses	(7,636)	(584)	(315)	(8)	(920)	(88)	(9,551)
Pension and other employee obligations	(29)	(667)	—	—	(1)	(387)	(1,084)
Lease liabilities	—	—	—	—	(5,482)	(106)	(5,588)
Other liabilities	(4,233)	(9)	—	—	(8,834)	—	(13,076)
Non-current liabilities	(16,329)	—	—	—	—	—	(16,329)

Net assets/ (liabilities)	$124,334	$(10,387)	$(1,412)	$12,166	$(9,459)	$4,976	$120,218

The foreign currency risk from
non-derivative
financial instruments as at March 31, 2023 is as follows:

	As at March 31, 2023
	US Dollar	Pound Sterling	Indian Rupees	Australian Dollar	Euro	Other Currencies	Total
Cash and cash equivalents	$4,762	$631	$—	$66	$3,983	$31	$9,473
Trade receivables	189,929	31,964	2,759	8,381	20,018	4,543	257,594
Unbilled revenue	7,774	5,260	—	—	7,517	685	21,236
Prepayments and other current assets	401	129	51	18	258	23	880
Other non-current assets	13	—	—	—	—	22	35
Trade payables	(46,179)	(50,094)	(6,099)	—	(25,217)	(713)	(128,302)
Provisions and accrued expenses	(6,919)	(955)	(458)	(8)	(828)	(68)	(9,236)
Pension and other employee obligations	(33)	(742)	—	—	(1)	(396)	(1,172)
Lease liabilities	—	—	—	—	(2,721)	(1)	(2722)
Other liabilities	(15,188)	(14)	—	—	(2,518)	(29)	(17,749)
Non-current liabilities	(23,457)	—	—	—	(4,786)	—	(28,243)

Net assets/ (liabilities)	$111,103	$(13,821)	$(3,747)	$8,457	$(4,295)	$4,097	$101,794

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Other currencies include currencies such as the Swiss Franc (CHF), Singapore Dollar (SGD), Philippine Peso (PHP), Canadian Dollar (CAD), Polish Zloty (PLN), Sri Lankan Rupee (LKR), Romanian Leu (RON), South African Rand (ZAR), New Zealand Dollar (NZD), Hong Kong Dollar (HKD), United Arab Emirates Dirham (AED), Chinese Yuan Renminbi (CNY), Costa Rican colon (CRC), Danish Krone (DKK), Swedish Krona (SEK), Malaysian Ringgit (MYR), Omani Riyal (OMR), Mexican Peso (MXN), Qatari Riyal (QAR) and Turkish Lira (TRY).
As at March 31, 2024, every 10% appreciation or depreciation of the respective foreign currencies compared to the functional currency of the Company would impact the Company’s profit before tax from operating activities and equity

by approximately $863.
Interest rate risk
The Company’s exposure to interest rate risk arises from borrowings which have a floating rate of interest, which is linked to SOFR and SONIA. The risk is managed by the Company by maintaining an appropriate mix of fixed and floating rate borrowings and by the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. As at March 31, 2024, the Company has not
entered into any interest rate swap contract.
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
Credit risk
Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the UK and the US. Credit risk is managed through periodic assessment of the financial reliability of customers, taking into account the financial condition, current economic trends, analysis of historical bad debts and ageing of trade receivables. The credit risk on mutual funds, bank deposits and derivative financial instruments is limited because the counterparties are banks and mutual funds with high credit ratings assigned by international credit-rating agencies. The maximum exposure to credit risk at the reporting date is primarily from trade receivables and unbilled revenue which amounted to $124,570 and $107,777, respectively as at March 31, 2024 and $113,107 and $99,785, respectively, as at March 31, 2023.
The Company provides loss allowance using the ECL model on trade receivables and unbilled revenue with no significant financing component at an amount equal to lifetime ECL (Refer Note 7).
The following table gives details in respect of the percentage of revenue generated from the Company’s top customer and top five customers:

	Year ended March 31,
	2024	2023	2022
Revenue from top customer	4.9%	6.5%	7.3%
Revenue from top five customers	20.9%	23.8%	27.1%
Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation. Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses and service financial obligations. In addition, the Company has concluded arrangements with reputable banks and has unused lines of credit of $134,084 as at March 31, 2024 that could be drawn upon, should there be a need.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The contractual maturities of financial liabilities are as follows:

	As at March 31, 2024
	Less than 1 Year	1-2 years	2-5 years	Total
Trade payables	$24,971	$—	$—	$24,971
Long-term debt (includes current portion) (1)	36,958	36,958	65,914	139,830
Short term line of credit	40,000	—	—	40,000
Provisions and accrued expenses	31,180	—	—	31,180
Other liabilities	11,134	13,780	—	24,914
Other employee obligations	98,757	—	—	98,757
Derivative financial instruments	3,968	558	—	4,526

Total (2) (3)	$246,968	$51,296	$65,914	$364,178

Notes:

(1)	Before netting off debt issuance cost of $ 626
(2)	For contractual maturities of lease liabilities refer note 12.
(3)	Non-financial liabilities are explained in the financial instruments categories table above.

	As at March 31, 2023
	Less than 1 Year	1-2 years	2-5 years	Total
Trade payables	$25,397	$—	$—	$25,397
Long-term debt (includes current portion) (1)	36,476	36,476	101,429	174,381
Provisions and accrued expenses	41,761	—	—	41,761
Other liabilities	27,837	325	20,441	48,603
Other employee obligations	100,148	—	—	100,148
Derivative financial instruments	7,505	2,413	—	9,918

Total (2) (3)	$239,124	$39,214	$121,870	$400,208

Notes:

(1)	Before netting off debt issuance cost of $ 975.
(2)	For contractual maturities of lease liabilities refer note 12.
(3)	Non-financial liabilities are explained in the financial instruments categories table above.
The balanced view of liquidity and financial indebtedness is stated in the table below. This calculation of the net cash position is used by the management:

	As at
	March 31, 2024	March 31, 2023
Cash and cash equivalents	$87,431	$127,898
Investments	156,844	177,040
Short term line of credit	(40,000)	—
Long-term debt (includes current portion) (1)	(139,830)	(174,381)

Net cash position	$64,445	$130,557

Note:

(1)	Before netting off debt issuance cost of $ 626 and $ 975 as at March 31, 2024 and March 31, 2023, respectively.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

15. Pension and other employee obligations
Pension and other employee obligations consist of the following:

	As at
	March 31, 2024	March 31, 2023
Current:
Salaries and bonus	$93,764	$95,893
Pension	944	1,473
Withholding taxes on salary and statutory payables	10,644	10,515

Total	$105,352	$107,881

Non-current:
Pension and other obligations	$24,642	$19,504

Total	$24,642	$19,504

Employee benefit costs consist of the following:

	Year ended March 31,
	2024	2023	2022
Salaries and bonus	$756,305	$690,643	$608,064
Employee benefit plans:
Defined contribution plan	19,195	16,916	15,296
Defined benefit plan	4,149	3,518	4,339
Share-based compensation expense (Refer Note 24)	51,683	49,733	44,165

Total	$831,332	$760,810	$671,864

Employee benefit costs is recognized in the following line items in the consolidated statement of income:

	Year ended March 31,
	2024	2023	2022
Cost of revenue	$627,942	$578,262	$503,748
Selling and marketing expenses	62,099	51,665	46,614
General and administrative expenses	141,291	130,883	121,502

Total	$831,332	$760,810	$671,864

Defined contribution plan
The Company’s contributions to defined contribution plans are as follows:

	Year ended March 31,
	2024	2023	2022
India	$12,858	$12,037	$10,758
United States	2,749	2,261	2,110
United Kingdom	1,835	1,170	825
South Africa	975	806	801
Sri Lanka	506	405	567
Philippines	272	237	235

Total	$19,195	$16,916	$15,296

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Defined benefit plan
The net periodic cost recognized by the Company in respect of gratuity payments under the Company’s gratuity plans covering eligible employees of the Company in India, the Philippines, Sri Lanka and Dubai is as follows:

	Year ended March 31,
	2024	2023	2022
Service cost	$3,004	$2,584	$3,368
Interest on the net defined benefit liability	1,145	934	971

Net gratuity cost	$4,149	$3,518	$4,339

	As at
	March 2024	March 2023
Change in projected benefit obligations
Obligation at beginning of the year	$19,449	$18,460
Service cost	3,004	2,584
Interest cost	1,345	1,066
Benefits paid	(2,396)	(3,116)
Business combinations	—	1,393
Actuarial (gain)/loss
From changes in demographic assumptions	467	(177)
From changes in financial assumptions	433	(650)
From actual experience compared to assumptions	1,275	1,376
Foreign currency translation	(272)	(1,487)

Benefit obligation at end of the year	$23,305	$19,449

Change in plan assets
Plan assets at beginning of the year	$2,727	$2,745
Expected return on plan assets	200	132
Actual contributions	1,957	2,640
Benefits paid	(2,115)	(2,954)
Business combinations	—	388
Actuarial (loss)/gain	(19)	2
Foreign currency translation	(39)	(226)

Plan assets at end of the year	$2,711	$2,727

Accrued pension liability
Current	$944	$1,473
Non-current	19,649	15,249

Net amount recognized	$20,593	$16,722

Present value of funded defined benefit obligation	$20,971	$17,888
Fair value of plan assets	(2,711)	(2,727)

	18,260	15,161

Present value of unfunded defined benefit obligation	$2,333	$1,561

Weighted average duration of defined benefit obligation (both funded and unfunded)	6 years	5.4 years
Net amount recognized relating to the Company’s India plan, the Philippines plan, Sri Lanka plan and Dubai plan was $19,705, $92, $688 and $108 as at March 31, 2024 and was $16,367, $67, $288 and $Nil as at March 31, 2023, respectively.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The assumptions used in accounting for the gratuity plans are as follows:

	Year ended March 31,
	2024	2023	2022
Discount rate:
India	7.3%	7.4%	6.2% to 6.6%
Philippines	6.0%	5.9%	1.7%
Sri Lanka	12.5%	32.4%	16.4%
Dubai	5.3%	—	—
Rate of increase in compensation level	5.0% to 14%	7.0% to 14.0%	8.0% to 10.0%
Expected rate of return on plan assets	7.3%	7.4%	6.5% to 6.6%
The Company evaluates these assumptions annually based on its long-term plans of growth and industry standards. The discount rates are based on current market yields on government securities adjusted for a suitable risk premium to reflect the additional risk for high quality corporate bonds.
As at March 31, 2024, for each of the Company’s defined benefit plans, the sensitivity of the defined benefit obligation to a change in each significant actuarial assumption is as follows:

	India	Philippines	Sri Lanka	Dubai
Discount rate:
Increase in discount rate by 1%	(5.4)%	(2.6)%	(4.4)%	(4.2)%
Decrease in discount rate by 1%	6.0%	2.7%	4.9%	4.9%
Rate of increase in compensation level:
Increase in salary escalation rate by 1%	4.0%	2.2%	4.3%	4.8%
Decrease in salary escalation rate by 1%	(3.9)%	(2.1)%	(4.0)%	(4.2)%
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
As at March 31, 2024, $1,351 and $1,360 ($1,442 and $1,285 as at March 31, 2023) of the plan assets are invested with LIC and ALICPL, respectively. Of the funds invested with LIC, approximately 40% and 60% of the funds are invested in unquoted government securities and money market instruments, respectively. Of the funds invested with ALICPL, approximately 79% and 21% are invested in unquoted government securities and money market instruments, respectively.
The expected benefits are based on the same assumptions used to measure the Company’s defined benefit obligations as at March 31, 2024. The Company expects to contribute $3,290 to defined benefit plan for the year ending March 31, 2025. The maturity analysis of the Company’s defined benefit payments is as follows:

Amount
2025	$3,290
2026	3,399
2027	3,597
2028	4,208
2029	4,610
Thereafter	23,280

$42,384

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

16. Provisions and accrued expenses
Provisions and accrued expenses consist of the following:

	As at
	March 31, 2024	March 31, 2023
Accrued expenses	31,180	41,761

Total	$31,180	$41,761

17. Contract liabilities
Contract liabilities consists of the following:

	As at
	March 31, 2024	March 31, 2023
Current:
Payments in advance of services	$6,215	$9,820
Advance billings	6,659	5,552
Others	28	333

Total	$12,902	$15,705

Non-current:
Payments in advance of services	$11,495	$8,714
Advance billings	1,104	1,008
Others	26	26

Total	$12,625	$9,748

F-
54

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

18. Other liabilities
Other liabilities consist of the following:

	As at
	March 31, 2024	March 31, 2023
Current:
Withholding taxes and value added tax payables	$7,670	$11,425
Contingent consideration (Refer Note 4(a), 4(b) & 4(d))	6,730	22,121
Other liabilities	5,453	7,116

Total	$19,853	$40,662

Non-current:
Contingent consideration (Refer Note 4(a), 4(b) & 4(d))	13,780	20,135
Other liabilities	118	709

Total	$13,898	$20,844

19. Share capital
As at March 31, 2024, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 45,684,145 ordinary shares outstanding as at March 31, 2024. There were no preferred shares outstanding as at March 31, 2024.
As at March 31, 2023, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 48,360,817 ordinary shares outstanding as at March 31, 2023. There were no preferred shares outstanding as at March 31, 2023.
Treasury shares
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
During the year ended March 31, 2022, the Company purchased 1,100,000 ADSs in the open market for a total consideration of $85,038 (including transaction costs $11
)
under the above-mentioned share repurchase program. The Company funded the repurchases under the repurchase program with cash on hand. During the year ended March 31, 2022, the Company received authorization from the Board of Directors to cancel, and cancelled, 2,200,000 ADSs that were held as treasury shares for an aggregate cost of $163,711 (including share cancellation charges $110
)
. The effect of the cancellation of these treasury shares was recognized in share capital amounting to $302 and in share premium amounting to $163,409, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.
During the year ended March 31, 2023, the Company purchased 1,100,000 ADSs in the open market for a total consideration of $81,631 (including transaction costs $11
)
under the above-mentioned share repurchase program. The Company funded the repurchases under the repurchase program with cash on hand. During the year ended March 31, 2023, the Company received authorization from the Board of Directors to cancel, and cancelled, 1,100,000 ADSs that were held as treasury shares for an aggregate cost of $81,686 (including share cancellation charges $55
)
. The effect of the cancellation of these treasury shares was recognized in share capital amounting to $134 and in share premium amounting to $81,552, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.
During the year ended March 31, 2024, the Company purchased 1,100,000 ADSs in the open market for a total consideration of $85,622 (including transaction costs $11
)
under the above-mentioned share repurchase program and concluded the program. The Company funded the repurchases under the repurchase program with cash on hand. During the year ended March 31, 2024, the Company received authorization from the Board of Directors to cancel, and cancelled, 1,100,000 ADSs that were held as treasury shares for an aggregate cost of $85,677 (including share cancellation charges $55
)
. The effect of the cancellation of these treasury shares was recognized in share capital amounting to $140 and in share premium amounting to $85,537, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.
During the year ended March 31, 2024, the shareholders of the Company authorized a new share repurchase program for the repurchase of up to 3,300,000 of the Company’s ADSs, each representing one ordinary share, at a price range of $10 to $180 per ADS. Pursuant to the terms of the repurchase program, the Company’s ADSs may be purchased in the open market from time to time for 42 months from October 1, 2023 to March 31, 2027. The Company is not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at the Company’s discretion. The Company may fund the repurchases with internal or external sources.
During the year ended March 31, 2024, the Company purchased 2,200,000 ADSs in the open market for a total consideration of $129,680 (including transaction costs $22
)
under the above-mentioned share repurchase program. During the year ended March 31, 2024, the Company received authorization from the Board of Directors to cancel, and cancelled, 2,200,000 ADSs that were held as treasury shares for an aggregate cost of $129,790 (including share cancellation charges $110
)
. The effect of the cancellation of these treasury shares was recognized in share capital amounting to $280, in share premium amounting to $41,112 and in retained earnings amounting to $88,398, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

20. Revenue
Disaggregation of revenue
In the following tables, revenue is disaggregated by service type, major industries serviced, contract type and geography.
Revenue by service type

	Year ended March 31,
	2024	2023	2022
Industry-specific	$539,461	$451,829	$431,770
Finance and accounting	284,539	281,826	248,572
Customer experience services	267,115	237,558	189,615
Research and analytics	163,529	131,694	116,081
Others	68,721	121,355	123,762

Total	$1,323,365	$1,224,262	$1,109,800

Revenue by industry

	Year ended March 31,
	2024	2023	2022
Insurance	$361,178	$328,593	$332,335
Healthcare	177,739	192,498	196,614
Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom	189,634	179,546	149,884
Travel and leisure	213,636	207,429	163,849
Shipping and logistics	100,874	92,762	85,258
Hi-tech and professional services	95,292	80,750	69,278
Banking and financial services	106,665	82,600	64,034
Utilities	78,347	60,084	48,548

Total	$1,323,365	$1,224,262	$1,109,800

Revenue by contract type

	Year ended March 31,
	2024	2023	2022
Full-time-equivalent	$942,273	$829,330	$703,440
Transaction	189,651	181,177	188,357
Subscription	67,871	94,173	102,859
Fixed price	67,600	67,640	63,570
Others	55,970	51,942	51,574

Total	$1,323,365	$1,224,262	$1,109,800

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Revenue by delivery location

	Year ended March 31,
	2024	2023	2022
India	$723,148	$635,678	$555,796
United States	158,999	185,898	168,493
Philippines	188,818	164,930	143,238
UK (1)	78,134	103,422	127,826
South Africa	84,389	63,025	56,735
Sri Lanka	17,636	15,714	16,282
China	15,450	13,919	13,880
Romania	26,077	20,702	12,756
Spain	2,733	3,902	5,314
Poland	12,970	6,764	4,989
Costa Rica	8,399	5,272	3,643
Australia	6,121	4,945	848
Malaysia	491	91	—

Total	$1,323,365	$1,224,262	$1,109,800

(1)	Includes revenue derived from Germany, which is not significant.
Revenue by geography
Refer Note 28 — External revenue.
Contract balances
Contract assets
The movement in contract assets during the year ended March 31, 2024 is as follows:

	As at
	March 31, 2024
	Sales Commission	Transition activities	Upfront payment / Others	Total
Opening balance	$13,415	$41,905	$11,922	$67,242
Additions during the year	1,249	10,178	7,199	18,626
Amortization/recognition during the year	(2,856)	(7,657)	(9,820)	(20,333)
Impairment loss recognized during the year	(655)	—	—	(655)
Translation adjustments	74	(289)	133	(82)

Closing balance	$11,227	$44,137	$9,434	$64,798

The movement in contract assets during the year ended March 31, 2023 is as follows:

	As at
	March 31, 2023
	Sales Commission	Transition activities	Upfront payment / Others	Total
Opening balance	$10,845	$27,361	$11,796	$50,002
Additions during the year	5,488	20,528	7,010	33,026
Amortization/recognition during the year	(2,317)	(4,332)	(6,157)	(12,806)
Impairment loss recognized during the year	(260)	—	—	(260)
Translation adjustments	(341)	(1,652)	(727)	(2,720)

Closing balance	$13,415	$41,905	$11,922	$67,242

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Contract liabilities

	As at
	March 31, 2024	March 31, 2023
Contract liabilities:
Payments in advance of services	$17,710	$18,534
Advance billings	7,763	6,560
Others	54	359

Total	$25,527	$25,453

Revenue recognized during the year ended March 31, 2024 and 2023, which was included in the contract liabilities balance at the beginning of the respective periods is as follows:

	As at
	March 31, 2024	March 31, 2023
Payments in advance of services	$8,952	$8,204
Advance billings	5,404	5,038
Others	328	273

Total	$14,684	$13,515

During the year ended March 31, 2024 the Company acquired $
Nil
(March 31, 2023: $1,578) of contract liabilities as part of its business combinations (Refer Note 4).
The estimated revenue expected to be recognized in the future relating to remaining performance obligations as at March 31, 2024 and March 31, 2023 is as follows:

	As at March 31, 2024
	Less than 1 Year	1-2 years	2-5 years	More than 5 years	Total
Transaction price allocated to remaining performance obligations	$1,149	$1,015	$291	$—	$2,455

	As at March 31, 2023
	Less than 1 Year	1-2 years	2-5 years	More than 5 years	Total
Transaction price allocated to remaining performance obligations	$2,726	$1,144	$1,305	$—	$5,175
The Company does not disclose the value of unsatisfied performance obligations for:

(i)	contracts with an original expected length of one year or less; and

(ii)	contracts for which the Company recognizes revenue at the amount to which the Company has the right to invoice for services performed.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

21. Expenses by nature
Expenses by nature consist of the following:

	Year ended March 31,
	2024	2023	2022
Employee cost	$831,332	$760,810	$671,864
Repair payments	39,095	62,240	82,954
Facilities cost	86,527	73,089	61,238
Depreciation	56,653	50,125	50,003
Legal and professional expenses	29,746	26,433	22,207
Travel expenses	18,570	15,891	4,878
Others	44,971	45,747	47,005

Total cost of revenue, selling and marketing and general and administrative expenses	$1,106,894	$1,034,335	$940,149

22. Finance expense
Finance expense consists of the following:

	Year ended March 31,
	2024	2023	2022
Interest expense on lease liabilities	$15,152	$13,307	$12,657
Interest expense	13,931	5,512	513
Loss on interest rate swaps	—	—	217

Total	$29,083	$18,819	$13,387

23. Other income, net
Other income, net consists of the following:

	Year ended March 31,
	2024	2023	2022
Net gain arising on financial assets designated as FVTPL	$10,509	$7,991	$7,137
Interest income	3,458	5,279	3,772
Changes in FV of contingent consideration	22,470	—	—
Others, net	2,978	2,735	2,958

Total	$39,415	$16,005	$13,867

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

24. Share-based payments
The Company has two share-based incentive plans: the 2006 Incentive Award Plan adopted on June 1, 2006, as amended and restated in February 2009, September 2011 and September 2013 (which has expired) the “2006 Incentive Award Plan”, and the 2016 Incentive Award Plan effective from September 27, 2016, as amended and restated in September 2018 (the “2016 Incentive Award Plan”) (collectively referred to as the “Plans”). All the Plans are equity settled. Under the Plans, share-based options and RSUs may be granted to eligible participants. Options are generally granted for a term of ten years. Options and RSUs have a graded vesting period of up to four years. The Company settles employee share-based options and RSU exercises with newly issued ordinary shares. As at March 31, 2024, the Company had 1,195,567 ordinary shares available for future grants.
Share-based compensation expense during the years ended March 31, 2024, 2023 and 2022 is as follows:

	Year ended March 31,
	2024	2023	2022
Share-based compensation expense recorded in:
Cost of revenue	$10,049	$8,057	$5,155
Selling and marketing expenses	7,044	6,411	4,948
General and administrative expenses	34,590	35,265	34,062

Total share-based compensation expense	$51,683	$49,733	$44,165

Upon exercise of RSUs, the Company issued 623,328, 610,910 and 547,704 shares during the years ended March 31, 2024, 2023 and 2022, respectively.

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

	Shares	Weighted average fair value	Aggregate intrinsic value
Outstanding as at March 31, 2022	885,457	$52.67	$75,698
Granted	428,238	83.70
Exercised	(255,200)	59.34
Forfeited	(25,777)	73.02

Outstanding as at March 31, 2023	1,032,718	$63.38	$96,218
Granted	405,709	80.50
Exercised	(306,701)	61.30
Forfeited	(34,739)	81.56

Outstanding as at March 31, 2024	1,096,987	$69.73	$55,436
RSUs exercisable	566,996	$60.85	$28,650

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The fair value of RSUs is generally the market price of the Company’s shares on the date of grant. As at March 31, 2024, there was $15,367 of unrecognized compensation cost related to unvested RSUs. This amount is expected to be recognized over a weighted average period of 2.6 years. To the extent the actual forfeiture rate is different than what the Company has anticipated, share-based compensation expense related to these RSUs will be different from the Company’s expectations.
The weighted average grant date fair value of RSUs granted during the year ended March 31, 2024, 2023 and 2022 was $80.50, $83.70 and $74.14, per ADS, respectively. The aggregate intrinsic value of RSUs exercised during the year ended March 31, 2024, 2023 and 2022 was $20,204, $21,438 and $23,194, respectively. The total grant date fair value of RSUs vested during the year ended March 31, 2024, 2023 and 2022 was $25,170, $21,484 and $18,240, respectively.
The weighted average share price of RSUs exercised during the year ended March 31, 2024, 2023 and 2022 was $65.88, $84.01 and $78.95, respectively.

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

Movements in the number of RSUs dependent on market performance condition outstanding under the 2006 Incentive Award Plan and the 2016 Incentive Award Plan and their related weighted average fair values are as follows:

	Shares	Weighted average fair value	Aggregate intrinsic value
Outstanding as at March 31, 2022	59,400	$14.30	$5,078
Exercised	(761)	14.30	—

Outstanding as at March 31, 2023	58,639	14.30	$5,463
Exercised	(58,639)	$14.30	—

Outstanding as at March 31, 2024	—	—	$—
RSUs exercisable	—	$—	$—

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The aggregate intrinsic

value of RSUs exercised during the year ended March 31, 2024, 2023 and 2022 was $
3,755
, $
69
and $
1,205
, respectively. The weighted average share price of RSU exercised during the year ended March 31, 2024, 2023 and 2022 was $
64.04
, $
90.98
and $
74.18
, respectively.
As at March 31, 2024, there was $Nil of unrecognized compensation cost related to unvested market based RSUs. The weighted average grant date fair value of the RSUs granted during the years ended March 31, 2024, 2023 and 2022 was $Nil
.

(iii)	RSUs related to total shareholder’s return (“TSR”).
Movements in the number of RSUs linked to the TSR condition outstanding under the 2016 Incentive Award Plan and their related weighted average fair values are as follows:

	Shares	Weighted Average fair value	Aggregate Intrinsic value
Outstanding as at March 31, 2022	899,450	$50.53	$76,894
Granted	104,975	79.00
Exercised	(165,201)	37.87
Forfeited	(22,480)	58.28
Lapsed	(26,236)	63.10

Outstanding as at March 31, 2023	790,508	56.32	73,652
Granted	117,747	87.03
Exercised	(113,631)	45.82
Forfeited	(16,906)	65.25
Lapsed	—	—

Outstanding as at March 31, 2024	777,718	62.15	39,307
RSUs exercisable	426,754	$46.19	$21,564
During the year ended March 31, 2024, the Company issued 117,747 RSUs (March 31, 2023: 104,975 RSUs) to certain employees. The conditions for the vesting of these RSUs are linked to the TSR of the Company in addition to the condition of continued employment with the Company through the applicable vesting period.
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
The fair value of these RSUs is determined using Monte-Carlo simulation. The weighted average grant date fair value of RSUs granted during the year ended March 31, 2024, 2023 and 2022 was $87.03, $79.00 and $78.80 per ADS, respectively. The stock compensation expense charged during the year ended March 31, 2024 was $5,196 (March 31, 2023: $5,123). As at March 31, 2024, there was $5,179 of unrecognized compensation cost related to these RSUs. This amount is expected to be recognized over a weighted average period of 1.8 years. The total grant date fair value of these RSUs vested during the year ended March 31, 2024, 2023 and 2022 was $9,352, $9,395 and $5,338, respectively.
The aggregate intrinsic value of RSUs exercised during the year ended March 31, 2024, 2023 and 2022 was $7,812, $14,448, and $1,201, respectively. The weighted average share price of RSU exercised during the year ended March 31, 2024, 2023 and 2022 was $68.75, $87.45 and $78.97, respectively.

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
Movements in the number of PSUs outstanding under the 2006 Incentive Award Plan and the 2016 Incentive Award Plan and their related weighted average fair values are as follow:

	Shares	Weighted average fair value	Aggregate intrinsic value
Outstanding as at March 31, 2022	838,308	$49.19	$71,667
Granted	202,005	84.00
Exercised	(189,226)	44,59
Forfeited	(13,996)	72.81

Outstanding as at March 31, 2023	837,091	$55.30	$77,992
Granted	205,968	84.83
Exercised	(138,901)	45,89
Forfeited	(19,386)	79.05

Outstanding as at March 31, 2024	884,772	62.49	44,672
PSUs exercisable	441,444	$45.85	$22,306
The fair value of PSUs is generally the market price of the Company’s shares on the date of grant, and assumes that performance targets will be achieved. As at March 31, 2024, there was $16,227 of unrecognized compensation costs related to unvested PSUs, net of forfeitures. This amount is expected to be recognized over a weighted average period of 1.7 years. Over the performance period, the number of shares that will be issued will be adjusted upward or downward based upon the probability of achievement of the performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense will be based on a comparison of the final performance metrics to the specified targets.
The weighted average grant date fair value of PSUs granted during the years ended March 31, 202
4
, 2023 and 2022 was $84.83, $84.00 and $73.46, per ADS, respectively. The aggregate intrinsic value of PSUs exercised during the year ended March 31, 2024, 2023 and 2022 was $9,319, $15,970 and $14,958, respectively. The total grant date fair value of PSUs vested during the year ended March 31, 2024, 2023 and 2022 was $11,186, $17,686 and $13,599 respectively.
The weighted average share price of PSU exercised during the year ended March 31, 2024, 2023 and 2022 was $67.09, $84.40 and $77.89, respectively.
BBBEE program in South Africa
The Company’s South African subsidiary has issued share appreciation rights to certain employees to be settled with the Company’s shares. As part of the settlement, the Company granted 3,178 and 2,495 RSUs during the year ended March 31, 2024, 1,135 RSUs during the year ended March 31, 2022 and 11,400 and 1,850 RSUs during the year ended March 31, 2021, which shall vest on instant basis, nine months anniversary, the second anniversary, nine months and third anniversary, respectively, from the grant date. During the years ended March 31, 2020, 2019 and 2018, the Company granted 3,365, 14,250 and 32,050 RSUs, which shall vest on the fourth, third and fourth anniversaries, respectively, from the grant date, subject to such grantee’s continued employment with the Company through the applicable vesting date. The grant date fair value was estimated using a binomial lattice model.
The total stock compensation expense in relation to these RSUs was $3,483 to be amortized over the vesting period of four years. The stock compensation expense charged during the years ended March 31, 2024, 2023 and 2022 was $94, $111 and $324 respectively.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

RSUs to drive higher growth
During the year ended March 31, 202
3
, the Company granted 705,090 RSUs to drive higher growth, based on performance and market conditions along with service conditions. The RSUs under this grant will vest upon the Company achieving the market capitalization target along with net revenue targets (together referred as the “vesting conditions”). The vesting period ranges from 2 years and 9 months to 4 years and 9 months
from the grant date dependent on achievement of respective vesting conditions at each evaluation period. The vesting of RSUs will happen only on achievement of both the vesting conditions. Any unvested RSUs due to non-achievement
of vesting conditions at the end of vesting period will lapse.
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
The Company has not recognized any charge for the year ended March 31, 2024 considering the net revenue target is not expected to be met, based on the current projections. As at March 31, 2024, there was $19,078 of unrecognized compensation cost related to these RSUs
25. Income taxes
The domestic and foreign source component of profit/(loss) before income taxes is as follows:

	Year ended March 31,
	2024	2023	2022
Domestic	$(18,992)	$(13,001)	$(11,150)
Foreign	182,588	177,510	175,690

Profit before income taxes	$163,596	$164,509	$164,540

The Company’s income tax expense consists of the following:

	Year ended March 31,
	2024	2023	2022
Current taxes
Domestic taxes	$—	$—	$—
Foreign taxes	50,579	36,245	37,579

	50,579	36,245	37,579

Deferred taxes
Domestic taxes	—	—	—
Foreign taxes	(27,131)	(9,044)	(5,140)

	(27,131)	(9,044)	(5,140)

Income tax expense	$23,448	$27,201	$32,439

Domestic taxes are Nil as the corporate rate of tax applicable to companies in Jersey, Channel Islands is 0%. Foreign taxes are based on applicable tax rates in each subsidiary’s jurisdiction.
From fiscal 2012 until the year ended March 31, 2024, the Company started operations in various delivery centers in Mumbai, Pune, Chennai, Gurgaon, Noida, India registered under the Special Economic Zone scheme. Some of these operations are eligible for a 100% income tax exemption for a period of five years from the date of commencement of operations expiring between fiscal 2022 and fiscal 2024. Following the expiry of the 100% income tax exemption, these operations are eligible for a 50% income tax exemption expiring between fiscal 2026 and fiscal 2034. Some of these operations which have completed a period of ten years from the date of commencement are eligible for a 50% income tax exemption for a further period of five years subject to creation of a Special Economic Zone
Re-investment
Reserve out of the profits of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Indian Income Tax Act, 1961. Upon the complete expiration of this tax exemption, income derived by this subsidiary shall become subject to the prevailing annual tax rate of 34.95%. The Government of India enacted the India Tax Law effective April 1, 2019, which enables Indian companies to elect to be taxed at a lower income tax rate of 25.17% as compared to the current rate of 34.95%.
Once a company elects into the lower income tax rate, a company may not benefit from any tax holidays associated with SEZ and certain other tax incentives and may not reverse its election. Our intent is to move to the new tax regime as and when it becomes more beneficial to this subsidiary. In the year ended March 2024, this subsidiary has elected to apply the lower income tax rate of
25.17
%
. We will continue to evaluate the application of the same for the fiscal 2024 at the time of filing corporate tax return. In fiscal 2024, we operated from various delivery centers in the Philippines which commenced operations from fiscal 2018 to fiscal 2024 and are eligible for tax exemption benefits expiring between fiscal 2024 and fiscal 2029. Following the expiry of the tax benefits, income generated by our Philippines subsidiary, WNS Global Services Philippines Inc., will be taxed at the prevailing special tax rate, which is currently

5.0
% on gross profit. From January 1, 2020, our operations in Sri Lanka are eligible to claim income tax exemption with respect to the profits earned from export revenue.
If the income tax exemptions described above were not available, the additional income tax expense at the respective statutory rates in India, Sri Lanka and Philippines would have been approximately $10,265, $20,735 and $20,885 for the year ended March 31, 2024 and the years ended March 31, 2023 and 2022 respectively. Such additional tax would have decreased the basic and diluted earnings per share for the year ended March 31, 2024 by $0.22 and $0.21, respectively ($0.43 and $0.41, respectively, for the year ended March 31, 2023 and $0.43 and $0.41, respectively for the year ended March 31, 2022).
The Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting published the Pillar Two model rules designed to address the tax challenges arising from the digitalisation of the global economy.
It is unclear if the Pillar Two model rules create additional temporary differences, whether to remeasure deferred taxes for the Pillar Two model rules and which tax rate to use to measure deferred taxes. In response to this uncertainty, on 23 May 2023 and 27 June 2023, respectively, the IASB and AASB issued amendments to IAS 12 ‘Income taxes’ introducing a mandatory temporary exception to the requirements of IAS 12 under which a company does not recognise or disclose information about deferred tax assets and liabilities related to the proposed OECD/G20 BEPS Pillar Two model rules. The Company has currently applied the temporary exception.
Relevant information to indicate potential exposure to Pillar Two income taxes is currently not known or reasonably estimable. The Company continues to monitor developments in this regard.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Income taxes recognized directly in equity are as follows:

	Year ended March 31,
	2024	2023	2022
Current taxes:
Excess tax deductions related to share-based payments	(772)	(798)	(1,062)

	$(772)	$(798)	$(1,062)

Deferred taxes:
Excess tax deductions related to share-based payments	4,437	(1,909)	(877)

	$4,437	$(1,909)	$(877)

Total income tax recognized directly in equity	$3,665	$(2,707)	$(1,939)

Income taxes recognized in other comprehensive income are as follows:

	Year ended March 31,
	2024	2023	2022
Current taxes	—	—	—
Deferred taxes:
Unrealized gain/(loss) on cash flow hedging derivatives	1,800	(4,344)	2,698
Pension liability	(477)	67	148

Total income tax recognized directly in other comprehensive income	$1,323	$(4,277)	$2,846

The reconciliation of estimated income tax to income tax expense:

	Year ended March 31,
	2024	2023	2022
Profit before income taxes	$163,596	$164,509	$164,540
Income tax expense at tax rates applicable to individual entities	47,599	51,524	50,954
Effect of:
Items not deductible for tax	(4,073)	1,412	358
Exempt income	(10,406)	(20,092)	(20,557)
Losses in respect of which deferred tax asset not recognized due to uncertainty and ineligibility to carry forward	245	279	2,183
Recognition of unutilized tax benefits / Unrecognized losses utilized	(14)	(1,745)	(56)
Temporary difference that will reverse during tax holiday period	—	—	2,828
Change in tax rate and law	107	(841)	(160)
Reversal of d eferred tax liability on intangibles	(9,470)	—	—
State taxes	259	395	345
Employment related tax incentive	(1,389)	(2,239)	(2,123)
Others, net	590	(1,492)	(1,333)

Income tax expense	$23,448	$27,201	$32,439

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Deferred taxes for the year ended March 31, 2024 arising from temporary differences and unused tax losses can be summarized below:

	Opening Balance	Additions due to acquisition	Recognized in statement of income	Recognized in equity	Recognized in/ Reclassified from other comprehensive income	Foreign currency translation	Closing balance

Deferred tax assets:
Property and equipment	$5,988	$15	$760	$—	$—	$(180)	$6,583
Net operating loss carry forward	681	(4)	268	—	—	(2)	943
Accruals deductible on actual payment	12,194	(396)	2,285	—	477	(271)	14,289
Share-based compensation expense	32,280	—	1,512	(4,437)	—	(104)	29,251
Others	426	5	335	—	—	1	767

Total deferred tax assets	$51,569	$(380)	$5,160	$(4,437)	$477	$(556)	$51,833

Deferred tax liabilities:
Intangible assets	40,478	9	(22,501)	—	—	63	18,049
Unrealized gain/(loss) on cash flow hedging and investments	(1,010)	—	201	—	1,800	6	997
Others	2,752	—	328	—	—	(46)	3,034

Total deferred tax liabilities	$42,220	$9	$(21,972)	$—	$1,800	$23	$22,080

Net deferred tax assets/(liabilities)	$9,349	$(389)	$27,132	$(4,437)	$(1,323)	$(579)	$29,753

Deferred taxes for the year ended March 31, 2023 arising from temporary differences and unused tax losses can be summarized below:

	Opening Balance	Additions due to acquisition	Recognized in statement of income	Recognized in equity	Recognized in/ Reclassified from other comprehensive income	Foreign currency translation	Closing Balance
Deferred tax assets:
Property and equipment	$6,527	$223	$(95)	$—	$—	$(667)	$5,988
Net operating loss carry forward	932	602	(760)	—	—	(93)	681
Accruals deductible on actual payment	12,002	1,419	(144)	—	(67)	(1,016)	12,194
Share-based compensation expense	24,930	—	6,756	1,909	—	(1,315)	32,280
Others	754	82	(355)	—	—	(55)	426

Total deferred tax assets	$45,145	$2,326	$5,402	$1,909	$(67)	$(3,146)	$51,569

Deferred tax liabilities:
Intangible assets	11,983	31,688	(2,713)	—	—	(480)	40,478
Unrealized gain/(loss) on cash flow hedging and investments	3,854	—	(146)	—	(4,344)	(374)	(1,010)
Others	3,833	—	(784)	—	—	(297)	2,752

Total deferred tax liabilities	$19,670	$31,688	$(3,643)	$—	$(4,344)	$(1,151)	$42,220

Net deferred tax assets/(liabilities)	$25,475	$(29,362)	$9,045	$1,909	$4,277	$(1,995)	$9,349

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

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

Deferred tax presented in the consolidated statement of financial position is as follows:

	As at
	March 31, 2024	March 31, 2023
Deferred tax assets	49,186	46,675
Deferred tax liabilities	(19,432)	(37,326)

Net deferred tax assets	$29,754	$9,349

There are unused tax losses amounting to $11,197 as at March 31, 2024 (March 31, 2023: $11,657
)
for which no deferred tax asset has been recognized as these losses relate to a tax jurisdiction where the group entity has had past losses and there is no conclusive evidence to support the view that sufficient taxable profit will be generated by such group entity in the future to offset such losses. The expiry dates of the tax benefit for these losses depend on the local tax laws of the jurisdiction and, if not utilized, would expire on various dates starting from financial year 2025 to 2034. However, in the US, Germany, New Zealand, the Netherlands and Portugal there is no expiry period for the unused tax losses.
Deferred income tax liabilities on earnings of the Company’s subsidiaries have not been provided as such earnings are deemed to be permanently reinvested in the business and the Company is able to control the timing of the reversals of temporary differences associated with these investments. Accordingly, temporary difference on which deferred tax liability has not been recognized amounts to $
1,318,786
, $1,148,274 and $984,475 as at March 31, 2024, 2023 and 2022, respectively.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

From time to time, the Company receives orders of assessment from the Indian tax authorities assessing additional taxable income on the Company and/or its subsidiaries in connection with their review of their tax returns. The Company currently has orders of assessment outstanding for various years through fiscal 2020, which assess additional taxable income that could in the aggregate give rise to an estimated $4,122 (March 31, 2023: $6,826
)
in additional taxes, including interest of $589 (March 31, 2023: $1,863
)
. These orders of assessment allege that the transfer prices the Company applied to certain of the international transactions between WNS Global and its other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by the Company, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. The Company has appealed against these orders of assessment before higher appellate authorities.
In addition, the Company has orders of assessment pertaining to similar issues that have been decided in favor of the Company by appellate authorities, vacating the tax demands of $82,812 (March 31, 2023: $79,797
)
in additional taxes, including interest of $29,460 (March 31, 2023: $28,638). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.
Uncertain tax positions are reflected at the amount likely to be paid to the taxation authorities. A liability is recognized in connection with each item that is not probable of being sustained on examination by taxing authority. The liability is measured using single best estimate of the most likely outcome for each position taken in the tax return. Thus, the provision would be the aggregate liability in connection with all uncertain tax positions. As at March 31, 2024, the Company had provided a tax reserve of $ 9,284 (March 31, 2023: $9,942
)
primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation.
As March 31, 2024, corporate tax returns for years ended March 31, 2021 and onward remain subject to examination by tax authorities in India.
Based on the facts of these cases, the nature of the tax authorities’ disallowances and the orders from appellate authorities deciding similar issues in favor of the Company in respect of assessment orders for earlier fiscal years and after consultation with the Company’s external tax advisors, the Company believes these orders are unlikely to be sustained at the higher appellate authorities. The Company has deposited $10,840 (March 31, 2023: $11,003
)
of the disputed amounts with the tax authorities and may be required to deposit the remaining portion of the disputed amounts with the tax authorities pending final resolution of the respective matters.
In addition, the Company currently has orders of assessment outstanding for various years pertaining to the pre-acquisition
period of Smart Cube India Private Limited acquired in fiscal 2023, which assess additional taxable income that could in the aggregate give rise to an estimated $758 in additional taxes, including interest of $373.
These orders of assessment allege that the tax holiday benefit claimed by Smart Cube India Private Limited should be disallowed. Smart Cube India Private Limited has appealed against these orders of assessment before higher appellate authorities.
Others
From time to time, the Company receives orders of assessment from the VAT, service tax and GST authorities, demanding payment of $2,927 towards VAT, service tax and GST for the period April 1, 2014 to March 31, 2020. The tax authorities have rejected input tax credit on certain types of input services. Based on consultations with the Company’s tax advisors, the Company believes these orders of assessments will more likely than not be vacated by the higher appellate authorities and the Company intends to dispute the orders of assessment.
In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.1 million based on the exchange rate on March 31, 2024) in connection with the review of our tax return for fiscal year 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission in this regard. Based on consultations with our tax advisors, we believe this order of assessment will more likely than not be vacated in our favour by the higher appellate authorities and we intend to dispute the order of assessment.
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

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

26. Earnings per share
The following table sets forth the computation of basic and diluted earnings per share:

	Year ended March 31,
	2024	2023	2022
Numerator:
Profit after tax	$140,148	$137,308	$132,101
Denominator:
Basic weighted average ordinary shares outstanding	47,202,747	48,252,095	48,891,004
Dilutive impact of equivalent share-based options and RSUs	2,367,334	2,625,674	2,357,573
Basic weighted average ordinary shares outstanding	49,570,081	50,877,769	51,248,577
The computation of earnings per ordinary share (“EPS”) was determined by dividing profit by the weighted average ordinary shares outstanding during the respective periods.
The Company excluded from the calculation of diluted EPS RSUs for the issuance of 315, Nil and 3,165 shares for the years ended March 31, 2024, 2023 and 2022, respectively, because their effect will be anti-dilutive.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

27. Related party
The following is a list of the Company’s subsidiaries as at March 31, 2024:

Direct subsidiaries	Step subsidiaries	Place of incorporation

WNS Global Services Netherlands B.V.		The Netherlands

	WNS Global Services (Romania) S.R.L.	Romania

WNS North America Inc.		Delaware, USA

	WNS Business Consulting Services Private Limited	India

	WNS Global Services, LLC (1)	Delaware, USA

	WNS BPO Services Costa Rica, S.R.L.	Costa Rica

	Denali Sourcing Services, LLC (1)	Delaware, USA

WNS Assistance Limited (previously WNS Workflow Technologies Limited)		United Kingdom

	WNS Assistance (Legal) Limited	United Kingdom

	Accidents Happen Assistance Limited	United Kingdom

	WNS Legal Assistance LLP	United Kingdom

WNS (Mauritius) Limited		Mauritius

	WNS Capital Investment Limited	Mauritius

	- WNS Customer Solutions (Singapore) Private Limited	Singapore

	- WNS Global Services (Australia) Pty Ltd	Australia

	- WNS New Zealand Limited	New Zealand

	- Business Applications Associates Beijing Ltd	China

	- WNS Global Services Malaysia Sdn. Bhd. (2)	Malaysia

	WNS Global Services Private Limited (3) (4) (5) (16)	India

	- Vuram Technology Solutions Private Limited (5) (16)	India

	- Vuram Australia Pty Ltd (5)	Australia

	- Vuram Canada Inc. (5)	Canada

	- Vuram Technologies B.V. (5)	The Netherlands

	- Vuram, Inc. (5)(6)	USA

	- Soluciones en Tecnología Vuram México, S. De R.L. De C.V (5)(6)	Mexico

	- Vuram UK Private Limited (5)	United Kingdom

	- WNS Business Consulting Netherlands B.V. (13)	The Netherlands

	- WNS Global Services Philippines Inc. (13)	The Philippines

	- WNS Global Services (UK) Limited (7) (10) (11)	United Kingdom

	- WNS Global Services SA (Pty) Limited	South Africa

	- WNS B-BBEE Staff Share Trust (8)	South Africa

	- Ucademy (Pty) Limited	South Africa

	- WNS South Africa (Pty) Limited (9)	South Africa

	- The Smart Cube Limited (10)	United Kingdom

	- Smart Cube India Private Limited	India

	- The Smart Cube S.R.L.	Romania

	- The Smart Cube (Switzerland) GmbH	Switzerland

	- The Smart Cube Inc.	USA

	- The Smart Cube Consulting Services (Dalian) Co. Ltd.	China

	- OptiBuy sp. z o.o. (11)	Poland

	- Nextbuy sp. z o.o.	Poland

	- OptiBuy GmbH	Germany

	- MTS HealthHelp Inc.	Delaware, USA

	- HealthHelp Holdings LLC	Delaware, USA

	- HealthHelp LLC	Delaware, USA

	- WNS-HealthHelp Philippines Inc.	Philippines

	- Value Edge Inc.	Delaware, USA

	- Value Edge AG.	Switzerland

	- VE Value Edge GmbH	Germany

	WNS Global Services (Private) Limited	Sri Lanka

	WNS Global Services (Dalian) Co. Ltd.	China

	WNS Global Services (UK) International Limited	United Kingdom

	- WNS Global Services North Americas Inc.	Delaware, USA

	- WNS Global Services AG (12)	Switzerland

WNS Gestion des Processus d’Affaire Inc.		Canada

WNS BPM Americas Holdings Inc. (14)		Delaware, USA

	WNS BPM Americas LLC (15)	Delaware, USA
Notes:

(1)	Denali Sourcing Services, Inc. and WNS Global Services Inc. were converted into Limited Liability Company with effect from April 1, 2023.
(2)	WNS Global Services Malaysia Sdn. Bhd., a wholly-owned subsidiary of WNS Customer Solutions (Singapore) Private Limited, was incorporated on July 21, 2022.
(3)
WNS Global Services Private Limited is held jointly by WNS (Mauritius) Limited, WNS Global Services Netherlands B.V. and WNS Customer Solutions (Singapore) Private Limited. The percentage of holding of WNS (Mauritius) Limited is 63.23%, of WNS Global Services Netherlands B.V. is 20.81%, and of WNS Customer Solutions (Singapore) Private Limited is 15.96%.

(4)
On August 1, 2021, WNS (Mauritius) Limited acquired all outstanding shares of MOL Information Processing Services (I) Private Limited. The name of the MOL Information Processing Services (I) Private Limited. was changed to WNS Information Services (India) Private Limited with effect from December 1, 2021.

WNS Information Services (India) Private Limited was merged with and into WNS Global Services Private Limited with the appointed date of August 01, 2021 pursuant to a Scheme of Amalgamation approved by the National Company Law Tribunal dated August 4, 2022.
(5)	On July 1, 2022, WNS Global Services Private Limited acquired all ownership interests of Vuram Technology Solutions Private Limited, including its subsidiaries that existed on that date.
(6)
Soluciones en Tecnología Vuram México, S. De R.L. De C.V is jointly held by Vuram Technology Solutions Private Limited and Vuram, Inc. The percentage of holding of Vuram Technology Solutions Private Limited is 99% and Vuram, Inc is 1%.

(7)
WNS Global Services (UK) Limited is jointly held by WNS Global Services Private Limited and WNS (Holdings) Limited. The percentage of holding of WNS Global Services Private Limited is 94.9% and of WNS (Holdings) Limited is 5.1%.

(8)
The WNS
B-BBEE
Staff Share Trust (the “trust”) was registered on April 26, 2017 in relation to the grant of share appreciation rights by WNS Global Services SA (Pty) Limited. During the year ended March 31, 2020, the trust subscribed to one participating preference share issued by WNS Global Services SA (Pty) Limited. As at March 31, 2024, the aforementioned one participating preference share entitles the trust to 48.84% voting rights in WNS South Africa (Pty) Limited.
 On April 19, 2024, WNS Global Services SA (Pty) Limited redeemed the one participating preference share on account of unwinding of Scheme B of WNS B-BBEE Staff Share
Trust. The Company is currently working on a new ownership structure to ensure continued compliance with the requirements of the BBBEE legislation.

(9)
WNS South Africa (Pty) Limited (formerly known as “WNS SA Domestic(Pty) Ltd”) was incorporated as a subsidiary of WNS Global Services SA (Pty) Limited on December 19, 2018. The name of the entity was changed to WNS South Africa (Pty) Ltd with effect from September 25, 2019.

(10)	On December 16, 2022, WNS Global Services (UK) Limited acquired all ownership interests of The Smart Cube Limited, including its subsidiaries that existed on that date.
(11)	On December 16, 2022, WNS Global Services (UK) Limited acquired all ownership interests of OptiBuy sp. z o.o., including its subsidiaries that existed on that date.
(12)	WNS Global Services AG, a wholly-owned subsidiary of WNS Global Services (UK) International Limited, was incorporated on July 16, 2021.
(13)
WNS Business Consulting Netherlands B.V. was incorporated on March 17, 2020, pursuant to the execution of deed of demerger on March 16, 2020. The shares of WNS Global Services Philippines Inc. were transferred from WNS Global Services Netherlands B.V. to WNS Business Consulting Netherlands B.V. pursuant to the proposal of demerger. As at March 31, 2024, WNS Business Consulting Netherlands B.V. is fully held by WNS Global Services Private Limited, after WNS Global Services Private Limited acquired the remaining ownership interest in WNS Business Consulting Netherlands B.V. earlier held by WNS (Holdings) Limited.

(14)	WNS BPM Americas Holdings Inc., a wholly-owned subsidiary of WNS (Holdings) Limited, was incorporated on March 1, 2023
(15)	WNS BPM Americas LLC, a wholly-owned subsidiary of WNS BPM Americas Holdings Inc, was incorporated on March 3, 2023.
(16)
On March 30, 2024, WNS Global Services Private Limited and Vuram Technology Solutions Private Limited have filed the Company Scheme Application for Amalgamation of Vuram Technology Solutions Private Limited with WNS Global Services Private Limited with National Company Law Tribunal, Mumbai bench. The appointed date for the Scheme is April

1, 2023.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The following is a list of Key Management Personnel of the Company as at March 31, 2024:

Key management personnel
Adrian T. Dillon (Ceased to be Chairman from September 20, 2021)	Chairman

Timothy L. Main (Appointed on September 21, 2021)	Chairman

Keshav R. Murugesh	Director and Group Chief Executive Officer

Jason Liberty	Director

Swaminathan Rajamani	Chief People Officer

Gautam Barai (Resigned on February 15, 2023, effective May 15, 2023)	Chief Operating Officer

Sanjay Puria	Group Chief Financial Officer

Gareth Williams (Ceased to be Director from December 31, 2022)	Director

Michael Menezes (Ceased to be Director from December 31, 2022)	Director

John Freeland (Ceased to be Director from August 31, 2023)	Director

Françoise Gri	Director

Keith Haviland	Director

Mario P. Vitale	Director

Lan Tu (Appointed on February 4, 2022)	Director

Diane de Saint Victor (Appointed on April 1, 2023)	Director

Judy Marlinski (Appointed on December 1, 2023)	Director

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

	Year ended March 31,
Nature of transaction with related parties	2024	2023	2022
Key management personnel*
Remuneration and short-term benefits	$4,833	$6,570	$7,601
Defined contribution plan	416	165	124
Other benefits	871	154	114
Share-based compensation expense	13,906	17,465	15,264

*	Defined benefit plan related costs are not disclosed as these are determined for the Company as a whole.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

28. Operating segments
The Company provides business process management services. Effective April 1, 2023, the Company adopted a new organizational structure featuring four strategic business units (“SBUs”), each headed by a chief business officer. Under the new organizational structure, the Company combined its prior verticals into the four SBUs. The new structure is intended to help drive improved outcomes for global clients and enable the Company to better drive business synergies, enhance scalability, generate operating leverage, and create organizational depth. The Company now manages and reports financial information through its four SBUs, which reflects how management reviews financial information and makes operating decisions.
The SBUs’ performance is reviewed by the Group Chief Executive Officer, who has been identified as the Chief Operating decision Maker (“CODM”) as defined by IFRS 8, “Operating Segments.” The CODM evaluates the Company’s performance and allocates resources based on revenue growth and operating performance of SBUs. The Company’s operating segments, effective April 1, 2023, are as follows:

•	Banking/Financial Services, and Insurance (“BFSI”),

•	Travel, Shipping/Logistics, and Utilities (“TSLU’’),

•	Manufacturing/Retail/Consumer, Hi-tech/Professional Services, and Procurement (“MRHP”), and

•	Healthcare/Life Sciences (“HCLS”)
The corresponding information for year ended March 31, 2023 and March 31, 2022 has been re-stated
to give effect to the above changes.
The Company uses revenue less repair payments
(non-GAAP)
as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP
measure which is calculated as (a) revenue less (b) in the Company’s BFSI SBU, payments to repair centers for “Fault” repair cases where the Company acts as the principal in its dealings with the third party repair centers and its clients.
The CODM does not evaluate certain operating expenses, finance expense, other income, net and income taxes by segment, therefore the Company does not allocate these expenses by segment. Assets and liabilities used in Company’s business are not identified to any of the reportable segments as they are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities, since a meaningful segregation of the available data is onerous.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The segment results for the year ended March 31, 2024 are as follows:

	TSLU	MRHP	HCLS	BFSI	Reconciling item (3)	Total
Revenue from external customers
Segment Revenue	$406,080	$319,280	$165,898	$461,883	$(29,776)	$1,323,365
Payments to repair centers	—	—	—	39,095	—	39,095

Revenue less repair payments (non-GAAP)	406,080	319,280	165,898	422,788	(29,776)	1,284,270
Adjusted cost of revenue (1) (2)	234,583	183,211	113,259	258,000	6,733	795,786

Segment gross profit	171,497	136,069	52,639	164,788	(36,509)	488,484
Other costs						219,609
Other income, net						(39,415)
Finance expense						29,083
Impairment of intangible assets						30,882
Amortization of intangible assets						33,046
Share-based compensation expense						51,683
Income- tax expense						23,448

Profit after tax						$140,148

(1)	Excludes share-based compensation expense.
(2)	Adjusted cost of revenue under reconciling items includes inter and intra segment eliminations and unallocated expenses.
(3)	Revenue under reconciling items includes inter and intra segment eliminations and impact of foreign exchange fluctuations.
No client individually accounted for 10% or more of the total revenue during the year ended March 31, 2024.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The segment results for the year ended March 31, 2023 are as follows:

	TSLU	MRHP	HCLS	BFSI	Reconciling item (3)	Total
Revenue from external customers
Segment Revenue	$376,167	$278,246	$187,357	$406,413	$(23,921)	$1,224,262
Payments to repair centers	—	—	—	62,240	—	62,240

Revenue less repair payments (non-GAAP)	376,167	278,246	187,357	344,173	(23,921)	1,162,022
Adjusted cost of revenue (1) (2)	222,985	168,511	134,012	209,399	(3,678)	731,229

Segment gross profit	153,182	109,735	53,345	134,774	(20,243)	430,793
Other costs						190,091
Other income, net						(16,005)
Finance expense						18,819
Amortization of intangible assets						23,646
Share-based compensation expense						49,733
Income- tax expense						27,201

Profit after tax						$137,308

(1)	Excludes share-based compensation expense.
(2)	Adjusted cost of revenue under reconciling items includes inter and intra segment eliminations and unallocated expenses.
(3)	Revenue under reconciling items includes inter and intra segment eliminations and impact of foreign exchange fluctuations.
No client individually accounted for 10% or more of the total revenue during the year ended March 31, 2023.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

The segment results for the year ended March 31, 2022 are as follows:

	TSLU	MRHP	HCLS	BFSI	Reconciling item (3)	Total
Revenue from external customers
Segment Revenue	$317,372	$217,737	$195,654	$389,226	$(10,189)	$1,109,800
Payments to repair centers	—	—	—	82,954	—	82,954

Revenue less repair payments (non-GAAP)	317,372	217,737	195,654	306,272	(10,189)	1,026,846
Adjusted cost of revenue (1) (2)	200,401	125,624	131,915	184,069	5,046	647,055

Segment gross profit	116,971	92,113	63,739	122,203	(15,235)	379,791
Other costs						160,016
Other income, net						(13,867)
Finance expense						13,387
Amortization of intangible assets						11,550
Share-based compensation expense						44,165
Income- tax expense						32,439

Profit after tax						$132,101

(1)	Excludes share-based compensation expense.
(2)	Adjusted cost of revenue under reconciling items includes inter and intra segment eliminations and unallocated expenses.
(3)	Revenue under reconciling items includes inter and intra segment eliminations and impact of foreign exchange fluctuations.
No client individually accounted for 10% or more of the total revenue during the year ended March 31, 2022.

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

External revenue
Revenues from the geographic segments are based on domicile of the customer. The Company’s external revenue by geographic area is as follows:

	Year ended March 31,
	2024	2023	2022
Jersey, Channel Islands	$—	$—	$—
North America (primarily the US)	623,370	602,453	504,260
UK	374,995	351,035	363,871
Australia	85,968	74,738	67,409
Europe (excluding the UK)	109,250	86,504	67,918
South Africa	13,421	13,526	22,270
Rest of the world	116,361	96,006	84,072

Total	$1,323,365	$1,224,262	$1,109,800

The Company’s
non-current
assets by geographic area, which consist of property and equipment and right-of-use
assets, are as follows:

	As at March 31,
	2024	2023
Jersey, Channel Islands	$—	$—
India	122,318	119,534
Philippines	57,815	68,431
South Africa	29,909	23,665
North America	14,345	14,820
UK	1,883	4,274
Rest of the world	11,093	7,187

Total	$237,363	$237,911

WNS (HOLDINGS) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)

29. Commitment and contingencies
Capital commitments
As at March 31, 2024 and 2023, the Company had committed to spend approximately $8,022 and $17,942, respectively, under agreements to purchase property and equipment and software. These amounts are net of capital advances paid in respect of these purchases.
Bank guarantees and others
Certain subsidiaries of the Company hold bank guarantees aggregating $896 and $924 as at March 31, 2024 and March 31, 2023, respectively. These guarantees have a remaining expiry term ranging from one
to five years.
Restricted time deposits placed with bankers as security for guarantees given by them to regulatory authorities and other third parties aggregating $463 and $484 as at March 31, 2024 and March 31, 2023, respectively, are included in other current assets. These deposits represent cash collateral against bank guarantees issued by the banks on behalf of the Company to third parties.
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
The capital structure as at March 31, 2024 and 2023 was as follows:

	As at March 31,
	2024	2023	% Change
Total equity attributable to the equity shareholders of the Company	$765,728	$801,136	(4)%
As percentage of total capital	81%	82%
Short term line of credit	40,000	—	100%
Long-term debt (1)	139,830	174,381	(20)%
Total debt	$179,830	$174,381	3%
As percentage of total capital	19%	18%

Total capital (debt and equity)	$945,558	$975,517	(3)%

Note:

(1)	Before netting off debt issuance cost of $626 and $975 as at March 31, 2024 and March 31, 2023, respectively.
The Company is predominantly equity-financed. This is evident from the fact that debt represents only 19% and 18% of total capital as at March 31, 2024 and 2023, respectively.